Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163942
Alon Refining Krotz Springs, Inc.

$216,500,000

Offer to Exchange
13 1/2% Senior Secured Notes Due 2014
that have been registered under the Securities Act of 1933
for
Any and All Outstanding 13 1/2% Senior Secured Notes Due 2014
that have not been registered under the Securities Act of 1933
THE EXCHANGE OFFER WILL EXPIRE AT 5:00 PM, NEW YORK
CITY TIME, ON FEBRUARY 11, 2010, UNLESS WE EXTEND THE DATE

Terms of the Exchange Offer:

•	We are offering to exchange up to $216.5 million aggregate principal amount of registered 13 1/2% Senior Secured Notes due 2014, which we refer to as the exchange notes, for any and all of our $216.5 million aggregate principal amount of unregistered 13 1/2% Senior Secured Notes due 2014, which we refer to as the outstanding notes, that were issued on October 22, 2009.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of exchange notes.

•	The terms of the exchange notes will be substantially identical to those of the outstanding notes, except that the transfer restrictions, registration rights and special interest provisions relating to the outstanding notes will not apply to the exchange notes.

•	The exchange notes will evidence the same debt that is evidenced by any outstanding notes exchanged therefor. Following the completion of this offer, the indenture under which the outstanding notes were issued will apply to the exchange notes and any remaining outstanding notes collectively and without distinction, other than date of issuance.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of exchange notes for outstanding notes will not be a taxable transaction for U.S. federal income tax purposes.

•	We will not receive any cash proceeds from the exchange offer.

•	The outstanding notes are, and the exchange notes will be, guaranteed on a senior secured basis by all of our future domestic restricted subsidiaries, if any.

•	There is no established trading market for the exchange notes or the outstanding notes.

•	We do not intend to apply for listing of the exchange notes on any national securities exchange or for quotation through any quotation system.

See “Risk Factors” beginning on page 20 for a discussion of certain risks that you should consider prior to tendering your outstanding notes in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed to make available this prospectus for use in connection with any such resale for such period of time as any broker-dealer must comply with the prospectus delivery requirements of the Securities Act. Please read “Plan of Distribution”.

Prospectus dated January 13, 2010

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, referred to in this prospectus as the SEC. In making your decision to participate in the exchange offer, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you received any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

The information in this prospectus is current only as of the date on its cover. For any time after the cover date of this prospectus, the information, including information concerning our business, financial condition, results of operations and prospects may have changed. Neither the delivery of the prospectus nor any exchange of any notes shall, under any circumstances, create any implication that there have been no changes in our affairs after the date of this prospectus.

This exchange offer is being made only on the basis of this prospectus. Any decision to exchange notes in this exchange offer must be based only on the information contained herein and on your own evaluation of such information and the terms of this exchange offer, including the merits and risks of the investment.

We have not authorized any person to give any information or make any representations about us in connection with this exchange offer that are not contained in this prospectus. If any information has been or is given or any representations have been or are made to you outside of this prospectus, such information or representations should not be relied upon as having been authorized by us.

Industry and Other Data

The industry and market data contained in this prospectus are based either on our management’s own estimates or on independent industry publications, reports by market research firms or other published independent sources that we believe to be reliable. However, certain industry and market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, you should be aware that the industry and market data contained in this prospectus, and estimates and beliefs based on such data, may not be reliable. Unless otherwise indicated, all information contained in this prospectus concerning the industry in general is based on management’s estimates using internal data, data from industry related publications, consumer research and marketing studies and other externally obtained data. Industry ranking and market data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

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PROSPECTUS SUMMARY

Summary

This summary highlights information contained in this prospectus. It does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections captioned “Risk Factors”, “Selected Historical Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited financial statements and related notes thereto contained in this prospectus before making a decision to participate in the exchange offer.

In this prospectus, the terms “Krotz Springs,” “we,” “us,” and “our” refer to Alon Refining Krotz Springs, Inc. The terms “parent company” and “Alon USA” refer to Alon USA Energy, Inc.

The Glossary of Key Industry Terms attached as Appendix A to this prospectus provides definitions of some of the terms we use to describe our business and industry.

Our Refinery

Alon Refining Krotz Springs, Inc., a subsidiary of Alon USA, owns and operates a high conversion crude oil refinery with a crude oil throughput capacity of approximately 83,100 barrels per day (“bpd”). Placed into service in 1980, our refinery is the second newest complex, grassroots refinery built in the United States. Our refinery is strategically located on the Atchafalaya River in central Louisiana at the intersection of two crude oil pipeline systems and has direct access to the Colonial products pipeline system (“Colonial Pipeline”), providing us with diversified access to both locally sourced and foreign crude oils, as well as distribution of our products to markets throughout the Southern and Eastern United States and along the Mississippi and Ohio Rivers.

In industry terms, our refinery is characterized as a “mild residual cracking refinery,” which generally refers to a refinery utilizing vacuum distillation and catalytic cracking processes in addition to basic distillation and naphtha reforming processes to minimize low quality black oil production and to produce higher yields of light products such as gasoline, diesel and jet fuel. Our refinery’s residual fluid catalytic cracking unit (“Residual FCC”) allows us to produce a high percentage of light products with fewer processing units and lower maintenance costs compared to refineries utilizing conventional fluid catalytic cracking unit (“FCC”) technologies. In addition to the Residual FCC, our refinery’s main processing units include a crude unit and an associated vacuum unit, a catalytic reformer unit, a polymerization unit and an isomerization unit.

Our refinery has the capability to process substantial volumes of low-sulfur, or sweet, crude oils to produce a high percentage of light, high-value refined products. Sweet crude oil typically comprises 100% of our refinery’s crude oil input. Located on the Atchafalaya River in central Louisiana at the intersection of two ExxonMobil pipeline systems, our refinery has direct pipeline access to Light Louisiana Sweet (“LLS”), Heavy Louisiana Sweet (“HLS”) and foreign crude oils delivered through the Southbend/Sunset and Northline crude oil pipeline systems, as well as by barge.

Our refinery’s liquid product yield is approximately 101.5% of total feedstock input, meaning that for each 100 barrels of crude oil and feedstocks input into our refinery, we typically produce 101.5 barrels of refined products. Of the 101.5%, on average 99.3% is light finished products such as gasoline and distillates, including diesel and jet fuel, petrochemical feedstocks and liquefied petroleum gas (“LPG”), and the remaining 2.2% is primarily heavy oils. In a 2008 study conducted by Solomon Associates, LLC, a provider of benchmarking and consulting services to the energy industry (the “Solomon Study”), our refinery ranked in the top quartile of U.S. refineries for volumetric expansion, a measure of a refinery’s liquid product yield.

Our refinery connects directly to the Colonial Pipeline, which originates in Houston, Texas and terminates at the New York harbor. This connection allows us to distribute products to over 260 marketing terminals located throughout the Southern and Eastern United States. In addition, we utilize barges to transport products for distribution to customers and markets along the Mississippi and Ohio Rivers.

Our direct access to major pipelines and the Atchafalaya River for supply and distribution logistics reduces our working capital requirements and accelerates our cash conversion cycle by, among other things, allowing us to maintain a low supply of physical inventory of approximately 15 days and allowing us to receive two-day payment terms for refined products delivered into the Colonial Pipeline and by barge.

Our refinery’s recent construction, configuration and modern equipment enable it to achieve low operating and maintenance costs and to produce fewer carbon emissions than many other refineries. According to the Solomon Study, our refinery was ranked in the top quartile of U.S. refineries in maintenance cost efficiency and had carbon and greenhouse gas emissions well below similarly-sized refineries.

Refinery History

In 1980, Hill Petroleum completed the initial construction of our refinery and commenced operations with a crude unit, vacuum unit and reformer. Our refinery subsequently went through several upgrades, including the addition of an FCC in 1982, a 3,300 bpd polymerization unit in 1986 and a 4,500 bpd isomerization unit in 1992. Valero Energy Corporation (“Valero”) acquired our refinery in 1997, upgraded the FCC to a 34,100 bpd Residual FCC in 2002 and installed a 18,000 bpd gasoline desulfurization unit (“GDU”) in 2006.

Effective July 1, 2008, Alon USA completed the acquisition of our refinery and related assets through the acquisition of all of the capital stock of Valero Refining Company — Louisiana from Valero. The purchase price was $333.0 million in cash plus approximately $141.5 million for working capital, including inventories, as well as earnout payments in an aggregate amount of $35.0 million.

Parent Company

Alon USA is an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States. Alon USA is listed on the NYSE under the symbol “ALJ” and had a market capitalization of $464.9 million as of September 30, 2009. Alon USA’s crude oil refineries are located in Paramount and Long Beach, California (together, the “California refineries”), Big Spring, Texas, Willbridge, Oregon and Krotz Springs, Louisiana and have a combined crude oil throughput capacity of approximately 250,000 bpd. Alon USA’s refineries produce various grades of gasoline, diesel, jet fuel, petrochemicals, petrochemical feedstocks, asphalt and other petroleum-based products.

The acquisition of the Krotz Springs refinery in 2008 increased Alon USA’s refining capacity by approximately 50% and provided Alon USA with further scale, diversification and flexibility to optimize feedstock and refined product mixes. Furthermore, our refinery’s strategic location in central Louisiana provided geographic diversification as well as increased opportunities for refined product marketing and distribution.

In addition to its refining operations, Alon USA markets petroleum products through a network of approximately 660 retail locations under an exclusive license of the FINA brand in the South Central and Southwestern United States. Alon USA also markets asphalt products produced at its Big Spring, Willbridge and California refineries through 12 refinery/terminal locations in Texas (Big Spring), California (Paramount, Long Beach, Elk Grove, Bakersfield and Mojave), Oregon (Willbridge), Washington (Richmond Beach), Arizona (Phoenix, Flagstaff and Fredonia) and Nevada (Fernley) (50% interest) and through a 50% joint venture in Wright Asphalt Products Company. Alon USA, through its retail subsidiaries, is also the largest 7-Eleven licensee in the United States.

Industry Overview

Oil refining is the process of separating hydrocarbon atoms present in crude oil and converting them into marketable finished petroleum products, such as gasoline and diesel fuel. Refining is primarily a margin-based business where both the feedstocks and refined finished petroleum products are commodities. Refiners create value by selling refined petroleum products at prices higher than the costs of acquiring crude oil and converting it into finished products.

Projected Increase in Distillate Demand.  Distillate demand in the United States is highly correlated with industrial production, reflecting the use of diesel for the transportation of goods by truck and rail. Distillate demand is also affected by commercial airline activity. As a result, distillate demand has been significantly affected by the recent economic downturn. In August 2009, the Institute for Supply Management Index, a leading indicator of U.S. industrial production, reached its highest point since June 2007, indicating potential recovery in industrial production. Due to the high correlation between industrial production and distillate demand, continued economic recovery is likely to lead to increased distillate demand. According to the Department of Energy Information Administration (“EIA”), the demand for distillate fuel oil is expected to grow at a compound annual growth rate (“CAGR”) of 1.3% through 2030.

Focus on Reducing Carbon Emissions.  There is a broad focus in the United States and much of the world on reducing greenhouse gas emissions. The U.S. House of Representatives has passed, among other environmental initiatives, legislation that would cap the level of annual U.S. carbon emissions. We believe that in an environment where there is an increasing cost of carbon emissions, our refinery would be advantaged. According to the Solomon Study, our refinery has carbon and greenhouse gas emissions well below similarly-sized refineries, which we believe is due to our predominately light crude oil feedstock and processing configuration.

Narrow Light-Heavy Crude Oil Price Differentials.  From 2004 to 2008, the cost of heavy crude oil, represented by Maya Mexican crude oil, was on average $13.95 less expensive per barrel than light crude oil, represented by West Texas Intermediate (“WTI”) crude oil. Recent OPEC cuts and the natural decline of production in Mexico have resulted in lower production of heavy crude oil and narrowing price differentials. During the first nine months of 2009, the light-heavy crude oil price differential (“light-heavy spread”) averaged $5.05 per barrel. A refinery processing predominately heavy crude oil generates a higher volume of crude tower bottoms and must perform additional processing with specialized processing units, such as cokers, to process these bottoms into high-value refined products such as gasoline and distillates. The capital investment and operating costs for this additional processing makes it less economical to utilize these units when light-heavy spreads contract. We believe that in an environment of narrow light-heavy spreads, we are advantaged due to our processing configuration and predominately light crude oil slate.

Our Competitive Strengths

We believe our competitive strengths include:

Significant Collateral Coverage.  Our refinery is the second newest complex, grassroots refinery built in the United States. A 2008 appraisal by an internationally recognized independent energy consulting and valuation firm valued the replacement cost of our refinery at approximately $1 billion with an appraised value of approximately $400 million.

Modern Refinery with Significant Operational Flexibility

•	High Conversion Refinery. Our refinery ranks in the top quartile of U.S. refineries for volumetric expansion according to the Solomon Study. Due to our refinery’s processing configuration, including the Residual FCC, liquid product yield for our refinery is approximately 101.5% of total feedstock input.

•	Residual Processing Capabilities. Our refinery’s Residual FCC allows us to achieve higher light product yields with fewer processing units and lower maintenance costs compared to other refineries utilizing conventional FCC technologies. The Residual FCC processes gasoil and atmospheric tower bottoms from our crude unit to produce gasoline. Refineries with conventional FCCs generally must process their residual crude tower bottoms through a propane de-asphalting unit or coker rather than through an FCC.

•	High Distillate Yield. Our refinery has a distillate yield typically in the range of 40% to 50%. According to EIA, the average distillate yield for U.S. refineries was 26.9% during the first nine months of 2009. In addition, EIA forecasts that diesel demand growth will outpace gasoline demand growth through 2030. We believe our refinery is well positioned to benefit from this projected diesel demand growth compared to other refineries that will face significant investments and configuration constraints in order to increase their distillate yields.

•	Low Cost and High Reliability. Our refinery’s Residual FCC allows us to produce gasoline and to process the atmospheric tower bottoms from our crude unit without the expenses of operating and maintaining additional equipment such as a propane de-asphalting unit or a coker unit. This simplified configuration, together with the relatively young age of our equipment, enables our refinery to achieve low operating and maintenance costs. According to the Solomon Study, our refinery was ranked in the top quartile in maintenance cost efficiency. In addition, we have achieved above average mechanical reliability due to, among other things, the condition and quality of our refinery’s equipment and the diligence of our workforce.

•	Favorable Environmental Profile. Because we utilize fewer processing units and less energy to process low sulfur crude oil, we believe our operations produce significantly lower carbon emissions. According to the Solomon Study, our refinery has carbon and greenhouse gas emissions well below similarly-sized refineries. In addition, our refinery has a high distillate yield, and distillates are more fuel-efficient and have lower carbon emissions than gasoline.

Strategic Location.  In the late 1970s, Hill Petroleum selected our refinery’s location for its unique logistical advantages. Our refinery is strategically located at the intersection of the Southbend/Sunset and Northline crude oil pipeline systems, with a direct connection to the Colonial Pipeline and on the Atchafalaya River, a barge-navigable river serving as an industrial shipping channel from the Gulf of Mexico to the Mississippi River. The Southbend/Sunset and Northline systems provide us direct access to crude oil gathering systems in Southern Louisiana as well as to the St. James, Louisiana crude oil terminaling complex, providing us with LLS, HLS and foreign crude oils from the Gulf of Mexico. The Colonial Pipeline delivers a daily average of 100 million gallons of refined products throughout the Southern and Eastern United States, and allows us to distribute our products to over 260 marketing terminals located near refined product demand centers in 12 states and the District of Columbia. Our location along the Atchafalaya River enables us to utilize barge transportation to receive crude oil feedstocks and to ship our products to markets along the Mississippi and Ohio Rivers. Our multiple supply sources provide us a diversified and flexible crude oil supply and our distribution alternatives provide us secure and ratable offtake of our products. In addition, our location and logistics allow our refinery to operate at lower working capital levels and shorter cash conversion cycles compared to other refineries. We typically carry approximately 15-days supply of physical inventory, which is significantly lower than the industry average, and receive two-day payment terms for deliveries into the Colonial Pipeline and by barge. Additionally, while located in close proximity to the Gulf Coast, our refinery is located far enough inland to reduce the risk of major structural damage by hurricanes and has never incurred significant structural damage from a hurricane.

Strong Parent Company and Experienced Management Team.  Alon USA has a proven track record of successfully operating safe, environmentally compliant, reliable and high performing refining assets. Alon USA owns five crude oil refineries in Texas, California, Oregon and Louisiana that have a combined crude oil throughput capacity of approximately 250,000 bpd. Due to Alon USA’s active management of our company, we benefit from best practices learned from Alon USA’s operation of its other refineries. In connection with the acquisition of our refinery, Alon USA and its affiliates invested $101.7 million of cash equity in our company and provided $66.0 million of standby letters of credit for our benefit without recourse to us. In April 2009, Alon USA and its affiliates invested an additional $25.0 million of cash equity in our company and provided an additional $25.0 million of standby letters of credit without recourse to us.

Valero Offtake Agreement.  In connection with Alon USA’s acquisition of our refinery, Valero agreed to a five-year offtake arrangement to acquire 100% of our high sulfur diesel and light cycle oil (“LCO”) production. This arrangement secures ratable placement of 100% of our high sulfur diesel and LCO production which we deliver by barge and receive two-day payment terms. The agreement expires in October 2013. Alternative outlets for our high sulfur diesel include sales through the Colonial Pipeline as heating oil, sales to other refineries for further processing, and sales as off-road diesel for agricultural applications.

Strong Customer Credit Profile.  We sell substantially all of our refined products through the Colonial Pipeline or to Valero in accordance with the offtake agreement. For the nine months ended September 30, 2009, approximately 79% of third-party sales from our refinery were to customers that were rated investment grade or were subsidiaries of investment grade entities. Additionally, approximately 6% of third-party sales during this same period were to customers that either pay us prior to delivery of products or are supported by letters of credit.

Business Strategy

The principal elements of our strategy are:

•	Focus on Expected Increased Distillate Demand. Our refinery has the capability to produce distillates, including diesel and jet fuel, in amounts equal to approximately 50% of its total refined product yield. Distillate demand in the United States is highly correlated with industrial production. Due to this high correlation, continued economic recovery is likely to lead to an increase in distillate demand. We believe distillate demand is supported not only by economic recovery, but also by the limited feasible alternatives for diesel and jet fuel in commercial transportation and aviation compared to alternative fuels and technologies that may impact the demand for gasoline in private transportation, such as ethanol, electricity and diesel. Due to our high distillate production capabilities, we believe our refinery is well-positioned to benefit from the projected diesel demand growth. In order to increase their distillate yield, other refineries will need to make significant investments; however due to configuration restraints, we believe few refineries will achieve distillate yields similar to ours.

•	Maintain Safety Track Record. Our management team has demonstrated its ability to operate refining assets in a safe and effective manner. Safety, reliability and the environmental performance of our refinery’s operations are important to our financial performance. In 2008, our refinery had a total recordable incident rate of 0.9, which was significantly lower than historic industry averages. Our refinery has been designated an OSHA VPP Star-certified location since 2003. This distinction has only been granted to 24 petroleum refineries in the continental United States and is a reflection of our refinery’s safety performance and culture. Additionally, our refinery consistently produces excellent safety results, including earning eight National Petrochemical and Refining Association safety awards since 2002.

•	Maintain Sufficient Liquidity and Conservative Capital Structure. We rely on cash generated from our operating activities, cash balances and the Revolving Credit Facility as sources of liquidity to provide us with financial flexibility during periods of volatile refining margins or rising crude oil prices. During the nine months ended September 30, 2009, we repaid approximately $279.9 million of indebtedness with the proceeds from the termination of the heating oil crack spread hedging agreement that we entered into with Credit Suisse Energy, LLC, contemporaneously with the acquisition of our refinery (the “2008 Hedging Agreement”), cash equity from Alon USA and its affiliates and cash generated from our operating activities. As of September 30, 2009, on a pro forma basis giving effect to the issuance and sale of the notes, the use of the net proceeds therefrom, we would have had total availability of approximately $69.0 million comprised of borrowing availability under the Revolving Credit Facility plus cash and cash equivalents.

•	Selectively Engage in Hedging Activities. We regularly evaluate opportunities to enter into hedging arrangements to provide us with a minimum fixed cash flow stream on the volume of products hedged during the hedge term and to protect against volatility in commodity prices. We believe these types of hedging arrangements are attractive because of our refinery’s proximity to substantial crude oil sources in Louisiana and to the Colonial Pipeline, which provides a low basis differential risk (and high price correlation) relative to NYMEX crude oil prices and heating oil prices. For example, we entered into the 2008 Hedging Agreement in order to secure an average heating oil crack spread of approximately $22.30 per barrel for approximately 18,000 bpd for 27 months. We subsequently terminated the 2008 Hedging Agreement in April 2009, receiving proceeds of approximately $183.6 million, including $50.0 million of cash collateral posted to support our obligations under the hedge.

Principle Executive Office

Our principal executive office is located at 7616 LBJ Freeway, Suite 300, Dallas, TX 75251. Our telephone number at this address is (972) 367-3600.

Recent Developments

On October 22, 2009, we completed the sale of $216.5 million aggregate principal amount of the outstanding notes in an unregistered offering. We received net proceeds of $205.4 million from the sale of the outstanding notes (before fees and expenses related to the offering). In connection with the closing, we prepaid in full all outstanding obligations under our then-existing term loan agreement dated as of July 3, 2008 (as amended, the “Term Loan Agreement”), among us, Alon Refining Louisiana, Inc., a Delaware corporation, the financial institutions named as lenders therein, and Wells Fargo Bank, N.A., successor to Credit Suisse, Cayman Islands Branch, as Administrative Agent and Collateral Agent. The remaining proceeds from the offering are being used for general corporate purposes.

The terms of the outstanding notes are governed by an indenture, dated as of October 22, 2009, by and between us and Wilmington Trust FSB, as trustee (the “Indenture”). The obligations under the Indenture are secured by a first priority lien on Krotz Springs’ property, plant and equipment (“PP&E”) and a second priority lien on Krotz Springs’ cash, accounts receivable and inventory.

Due to the refinery operating margin environment, we accelerated the turnaround that was originally scheduled for the first quarter of 2010 to November 2009. Also, we have extended the refinery downtime beyond the turnaround due to further distressed refinery operating margins which are currently lower than operating expenses.

Summary of the Terms of the Exchange Offer

As part of the October 2009 unregistered offering of the outstanding notes, we entered into a registration rights agreement with the initial purchaser of the outstanding notes (the “Registration Rights Agreement”) in which we agreed, among other things, to use our reasonable best efforts to consummate the exchange offer within approximately 210 days of the issue date of the outstanding notes. The following is a summary of the exchange offer.

Outstanding Notes	13 1/2% Senior Secured Notes due October 15, 2014, which were issued on October 22, 2009.

Exchange Notes	13 1/2% Senior Secured Notes due October 15, 2014. The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except that the transfer restrictions, registration rights and special interest provisions relating to the outstanding notes will not apply to the exchange notes.

Exchange Offer	We are offering to exchange up to $216.5 million aggregate principal amount of our exchange notes that have been registered under the Securities Act for an equal amount of our outstanding notes that have not been registered under the Securities Act to satisfy our obligations under the Registration Rights Agreement.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under, and be entitled to the benefits of, the same Indenture that governs the outstanding notes, without distinction between the exchange notes and any remaining outstanding notes, except as to date of issuance. Because the exchange notes will be registered, the exchange notes will not be subject to transfer restrictions, and holders of outstanding notes that have tendered and had their outstanding notes accepted in the exchange offer will have no registration rights.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on February 11, 2010, unless we decide to extend it.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. Please read “The Exchange Offer — Conditions” for more information regarding the conditions to the exchange offer.

Procedure for Tendering Outstanding Notes	Unless you comply with the procedures described under the caption “The Exchange Offer — Procedure for Tendering”, you must do one of the following on or prior to the expiration of the exchange offer to participate in the exchange offer:

• tender your outstanding notes by sending the certificates for your outstanding notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to Wilmington Trust FSB, as registrar and exchange agent, at the address listed under the caption “The Exchange Offer — Exchange Agent”; or

• tender your outstanding notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your outstanding notes in the exchange offer, Wilmington Trust FSB, as registrar and exchange agent, must receive a confirmation of book-entry transfer of your outstanding notes into the exchange agent’s account at The Depository Trust Company (the “DTC”) prior to the expiration of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent’s message, please read the discussion under the caption “The Exchange Offer — Book-Entry Transfer”.

Guaranteed Delivery Procedures	If you are a registered holder of the outstanding notes and wish to tender your outstanding notes in the exchange offer, but

• the outstanding notes are not immediately available,

• time will not permit your outstanding notes or other required documents to reach the exchange agent before the expiration of the exchange offer, or

• the procedure for book-entry transfer cannot be completed prior to the expiration of the exchange offer,

then you may tender outstanding notes by following the procedures described under the caption “The Exchange Offer — Guaranteed Delivery Procedures”.

Special Procedures for Beneficial Owners	If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should promptly contact the person in whose name the outstanding notes are registered and instruct that person to tender on your behalf.

If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering the certificates for your outstanding notes, you must either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the person in whose name the outstanding notes are registered.

Withdrawal; Non-Acceptance	You may withdraw any outstanding notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. If we decide for any reason not to accept any outstanding notes tendered for exchange, the outstanding notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, any withdrawn or unaccepted outstanding notes will be credited to the tendering holder’s account at DTC. For further information regarding the withdrawal of tendered outstanding notes, please read “The Exchange Offer — Withdrawal of Tenders”.

U.S. Federal Income Tax Consequences	The exchange of exchange notes for outstanding notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read the discussion under the caption “Certain

U.S. Federal Income Tax Consequences” for more information regarding the tax consequences to you of the exchange offer.

Use of Proceeds	The issuance of the exchange notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under the Registration Rights Agreement.

Fees and Expenses	We will pay all of our expenses incident to the exchange offer.

Exchange Agent	We have appointed Wilmington Trust FSB as exchange agent for the exchange offer. For the address, telephone number and fax number of the exchange agent, please read “The Exchange Offer — Exchange Agent”.

Absence of Appraisal Rights	Holders of the outstanding notes do not have any appraisal or dissenter’s rights in connection with the exchange offer.

Resales of Exchange Notes	Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties that are not related to us, we believe that the exchange notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act so long as:

• the exchange notes are being acquired in the ordinary course of business;

• at the time of the commencement of the exchange offer, you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer;

• you are not our affiliate (as defined in Rule 405 of the Securities Act);

• if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

• if you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes, where the outstanding notes were acquired by you as a result of market-making or other trading activities, you acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

Please read “Plan of Distribution”.

The SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the SEC would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied, or if our belief is not accurate, and you transfer any exchange notes issued to you in the exchange offer without an exemption from registration of your exchange notes from those requirements, or you are a broker-dealer and fail to comply with any applicable prospectus delivery requirements you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Please read “The Exchange Offer — Resale of the Exchange Notes” for more information regarding resale of the exchange notes.

Consequences of Not Exchanging Your Outstanding Notes	If you do not exchange your outstanding notes in this exchange offer, you will no longer be able to require us to register your outstanding notes under the Securities Act, except in the limited circumstances provided under the Registration Rights Agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer your outstanding notes unless we have registered the resale under the Securities Act, or unless you resell, offer to resell or otherwise transfer the outstanding notes under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

For information regarding the consequences of not tendering your outstanding notes and our obligation to file a registration statement, please read “The Exchange Offer — Consequences of Failure to Exchange” and “Description of the Notes”.

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the risks described under “Risk Factors.”

Summary of the Terms of the Exchange Notes

The terms of the exchange notes and those of the outstanding notes will be substantially identical, except that the transfer restrictions, registration rights and special interest provisions relating to the outstanding notes will not apply to the exchange notes. As a result, the exchange notes will not bear legends restricting their transfer and will not have the benefit of the registration rights and special interest provisions contained in the outstanding notes. The exchange notes represent the same debt as the outstanding notes for which they are being exchanged. The exchange notes are governed by the same Indenture as the outstanding notes.

The following summary contains basic information about the exchange notes and is not intended to be complete. For a more complete understanding of the exchange notes, please refer to the section in this prospectus entitled “Description of the Notes”. When we use the term “notes” in this prospectus, unless the context requires otherwise, the term includes the outstanding notes and the exchange notes.

Issuer	Alon Refining Krotz Springs, Inc.

Notes Offered	$216.5 million aggregate principal amount of 13 1/2% Senior Secured Notes due 2014.

Maturity Date	October 15, 2014.

Interest	We will pay interest in cash on the principal amount of the notes semi-annually at the rate of 13 1/2% per year, on October 15 and April 15 of each year, beginning on April 15, 2010.

Original Issue Discount	The outstanding notes were issued with original issue discount. Thus, in addition to stated interest, holders of the notes generally will be required to include amounts representing original issue discount in gross income for U.S. federal income tax purposes in advance of their receipt of the cash payments to which the income is attributable. See “Certain U.S. Federal Income Tax Consequences.”

Security	The notes will be secured by a first priority lien on our PP&E and a second priority lien on our cash, accounts receivable and inventory (“Working Capital”). Our existing revolving credit facility (the “Revolving Credit Facility”) is secured by a first priority lien on our Working Capital and a second priority lien on our PP&E. If we enter into certain hedging agreements, our obligations in connection therewith may be secured by a lien on our PP&E on a pari passu basis and certain cash collateral on a prior basis.

Ranking	The notes will rank senior in right of payment to all existing and future subordinated indebtedness and equal in right of payment with all other existing and future senior indebtedness of our company, including indebtedness under the Revolving Credit Facility. The notes will rank effectively senior to the Revolving Credit Facility to the extent of the first priority lien on our PP&E, and will rank effectively junior to the Revolving Credit Facility to the extent of the first priority lien on our Working Capital. The notes will rank effectively senior to all unsecured indebtedness to the extent of the first priority lien on our PP&E and the second priority lien on our Working Capital.

Guarantees	The notes will be guaranteed, jointly and severally, on a senior secured basis by each of our future domestic restricted subsidiaries, if any.

Optional Redemption	On or after October 15, 2012, we may redeem some or all of the notes at the redemption prices described in this prospectus, plus accrued and unpaid interest, if any, to the applicable date of redemption.

At any time prior to October 15, 2012, we may on any one or more occasions redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes redeemed plus the applicable premium described in this prospectus plus accrued and unpaid interest, if any, on the notes redeemed to the applicable date of redemption.

In addition, prior to October 15, 2012, we may redeem from time to time up to 35% of the aggregate principal amount of the notes at a redemption price equal to 113.500% plus accrued and unpaid interest, if any, with the proceeds of certain equity offerings.

See “Description of the Notes — Optional Redemption”.

Change of Control Offer	If we experience a change of control (as defined in the Indenture governing the notes), the holders of the notes will have the right to require us to purchase their notes at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes — Repurchase at the Option of Holders — Change of Control”.

Asset Sale Offer	If we sell certain assets and the proceeds are not applied as required under the Indenture governing the notes, we may be required to use a portion of the proceeds to offer to purchase some of the notes at 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes — Repurchase at the Option of Holders — Asset Sales”.

Excess Cash Flow Offer	Subject to certain conditions, we must make an offer to purchase notes with 75% of excess cash flow (as defined in the Indenture governing the notes) for each semi-annual period ending June 30 and December 31, commencing June 30, 2010, at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes — Repurchase at the Option of Holders — Excess Cash Flow Offer”.

Certain Indenture Provisions	The Indenture governing the notes contains provisions that limit our ability to, among other things:

• incur more debt;

• pay dividends or make other distributions on, or redeem or repurchase, any equity interests or make other restricted payments;

• make investments;

• create or incur liens;

• enter into transactions with affiliates; and

• consummate a merger or consolidation or sell, assign, transfer, lease or otherwise dispose of all or substantially all of our assets.

These covenants are subject to a number of important exceptions. See “Description of the Notes — Certain Covenants”.

Absence of a Public Market	The notes are a new issue of securities, and there is currently no established market for them. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the notes.

Form of Notes	The notes will initially be represented by permanent global notes in fully registered form, deposited with a custodian for and registered in the name of a nominee of DTC. Beneficial interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, notes in certificated form will not be issued in exchange for the global notes or interest therein.

Summary Historical and Adjusted Financial and Operating Data

The following tables set forth summary historical and adjusted financial and operating data of Alon Refining Krotz Springs, Inc. and its predecessor, Valero Refining Company — Louisiana, as of the dates and for the periods indicated. Alon Refining Krotz Springs, Inc. acquired Valero Refining Company — Louisiana effective July 1, 2008 by acquiring all the capital stock of Valero Refining Company — Louisiana and subsequently merging Valero Refining Company — Louisiana with and into Alon Refining Krotz Springs, Inc. We are required under GAAP to present our operating results separately for predecessor periods preceding the acquisition and the successor periods following the acquisition. The financial statements and operating results of the “predecessor” are those of Valero Refining Company — Louisiana and of the “successor” are those of Alon Refining Krotz Springs, Inc.

The summary historical financial data for the years ended December 31, 2006 and 2007 has been derived from our predecessor’s audited financial statements, which are included elsewhere in this prospectus. The summary historical financial data as of and for the year ended December 31, 2008 has been derived by combining our predecessor’s audited financial statements for the six months ended June 30, 2008, which are included elsewhere in this prospectus, with the successor’s audited financial statements for the six months ended December 31, 2008, which are included elsewhere in this prospectus. The summary historical financial data as of and for the nine months ended September 30, 2008 has been derived by combining our predecessor’s audited financial statements for the six months ended June 30, 2008, which are included elsewhere in this prospectus, with the successor’s unaudited condensed financial statements for the three months ended September 30, 2008, which are included elsewhere in this prospectus. The summary historical financial data as of and for the nine months ended September 30, 2009 has been derived from the successor’s unaudited condensed financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited condensed financial statements on the same basis as the successor’s audited financial statements and have included all adjustments, consisting of normal, recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The financial data presented for the interim periods is not necessarily indicative of the results that may be obtained for the full year.

The summary as adjusted financial data set forth below gives effect to the issuance and sale of the notes and the expected use of the net proceeds therefrom as if such transactions had occurred on September 30, 2009. Such data is based on assumptions and is presented for illustrative purposes only and does not purport to represent what our actual financial position would have been had such transactions actually been completed on the date indicated and is not necessarily indicative of our financial position as of the specified date or as of any future date.

The information presented below should be read in conjunction with “Use of Proceeds”, “Capitalization”, “Selected Historical Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited financial statements and related notes thereto included elsewhere in this prospectus.

	Combined(1)	Predecessor		Successor	Combined(2)
				Nine Months Ended
	Year Ended December 31,			September 30,
	2008	2007	2006	2009	2008
	(Unaudited)			(Unaudited)
	(Dollars in thousands, except per barrel data and pricing statistics)

Statement of Operations Data:
Net sales	$2,594,026	$2,293,486	$2,450,200	$990,511	$2,218,555
Cost of sales	2,531,201	2,143,920	2,245,070	866,197	2,245,099
Direct operating expenses	89,096	84,388	72,754	58,959	64,874
Selling, general and administrative expenses	2,812	4,632	4,921	4,810	2,347
Depreciation and amortization expenses	13,333	9,677	8,259	14,735	9,711

Operating income (loss)	(42,416)	50,869	119,196	45,810	(103,476)

	Combined(1)	Predecessor		Successor	Combined(2)
				Nine Months Ended
	Year Ended December 31,			September 30,
	2008	2007	2006	2009	2008
	(Unaudited)			(Unaudited)
	(Dollars in thousands, except per barrel data and pricing statistics)

Other income, net	258	1	34	6	249
Interest expense	(24,382)	—	—	(38,776)	(12,007)

Income (loss) before income tax expense (benefit)	(66,540)	50,870	119,230	7,040	(115,234)
Income tax expense (benefit)	(19,680)	17,276	43,510	—	(19,680)

Net income (loss)	$(46,860)	$33,594	$75,720	$7,040	$(95,554)

Other Financial Data:
EBITDA(3)	(28,825)	60,547	127,489	60,551	(93,516)
Capital expenditures	9,948	9,001	38,106	5,192	7,781
Capital expenditures for turnaround and catalyst	1,858	995	3,773	2,250	1,858
Operating Data:
Refinery Throughput (bpd):
Light sweet crude	35,785	39,678	50,060	28,755	31,375
Heavy sweet crude	24,421	30,484	25,695	24,691	30,821
Blendstocks	2,323	6,362	12,478	3,862	1,860

Total refinery throughput(4)	62,529	76,524	88,233	57,308	64,056

Refinery Production (bpd):
Gasoline	26,403	33,702	41,750	26,628	26,493
Diesel/Jet	29,624	33,793	35,886	25,288	30,824
Heavy oils	1,484	3,418	4,476	1,151	1,464
Others	5,892	6,218	6,963	5,090	6,253

Total refinery production(5)	63,403	77,131	89,075	58,157	65,034

Key Operating Statistics:
Refinery utilization(6)	72.5%	84.4%	91.2%	64.3%	74.8%
Per barrel of throughput:
Refinery operating margin(7)	$3.21	$5.35	$6.37	$6.62	$1.98
Refinery direct operating expense(8)	3.89	3.02	2.26	3.77	3.71
Pricing Statistics(9):
WTI crude oil (per barrel)	$99.56	$72.32	$66.06	$57.03	$113.34
2/1/1 Gulf Coast high sulfur diesel crack spread (per barrel)	11.28	12.80	10.31	7.14	13.15
Gulf Coast unleaded gasoline (cpg)	247.1	204.5	182.9	154.5	286.3
Gulf Coast high sulfur diesel (cpg)	280.8	200.8	180.7	151.0	316.0

	As of September 30, 2009
	Actual	As Adjusted
	(Unaudited)
	(Dollars in thousands)

Balance Sheet Data:
Cash and cash equivalents	$—	$32,045
Property, plant and equipment, net	360,144	360,144
Total assets	474,930	516,475	(10)
Total debt	169,222	210,767
Stockholders’ equity	115,383	115,383	(10)

(1)	Financial and operating data for the year ended December 31, 2008 is presented on a combined basis and such combination has not been audited. We are required under GAAP to present our operating results separately for predecessor periods preceding the acquisition and the successor periods following the acquisition. However, we believe that presentation on a combined basis is more meaningful as it allows the financial and operating data to be analyzed to comparable periods in 2006 and 2007. The unaudited combined financial and operating data for the year ended December 31, 2008 is comprised of two periods: predecessor and successor, which relate to the period preceding the acquisition of all the capital stock of Valero Refining Company — Louisiana by Alon Refining Krotz Springs, Inc. (reflecting the audited financial and other operating data of Valero Refining Company — Louisiana for the six months ended June 30, 2008) and the period succeeding the acquisition (reflecting the audited financial and other operating data of Alon Refining Krotz Springs, Inc. for the six months ended December 31, 2008), respectively. Immediately following the acquisition of the capital stock of Valero Refining Company — Louisiana, Valero Refining Company — Louisiana was merged with and into Alon Refining Krotz Springs, Inc. Prior to the acquisition and merger, Alon Refining Krotz Springs, Inc. had not conducted any activities, other than activities incident to its formation and in connection with the acquisition, and did not have any assets or liabilities, other than as related to its formation and the acquisition. The financial data presented for the predecessor, successor and combined periods is not necessarily indicative of future results. The predecessor, successor and combined financial data is as follows:

	Predecessor	Successor	Combined
	Period from January 1	Period from July 1	Year Ended
	Through June 30,	Through December 31,	December 31,
	2008	2008	2008
			(Unaudited)
	(Dollars in thousand)

Statement of Operations Data:
Net sales	$1,539,629	$1,054,397	$2,594,026
Cost of sales	1,543,665	987,536	2,531,201
Direct operating expenses	43,721	45,375	89,096
Selling, general and administrative expenses	1,909	903	2,812
Depreciation and amortization expenses	4,841	8,492	13,333

Operating income (loss)	(54,507)	12,091	(42,416)
Other income, net	2	256	258
Interest expense	—	(24,382)	(24,382)

Loss before income tax benefit	(54,505)	(12,035)	(66,540)
Income tax benefit	(19,680)	—	(19,680)

Net loss	$(34,825)	$(12,035)	$(46,860)

Other Financial Data:
EBITDA(3)	(49,664)	20,839	(28,825)
Capital expenditures	6,495	3,453	9,948
Capital expenditures for turnaround and catalyst	1,858	—	1,858

(2)	Financial and operating data for the nine months ended September 30, 2008 is presented on a combined basis and such combination has not been audited. We are required under GAAP to present our operating results separately for predecessor periods preceding the acquisition and the successor periods following the acquisition. However, we believe that presentation on a combined basis is more meaningful as it allows the financial and operating data to be analyzed to the comparable period in 2009. The unaudited combined financial and operating data for the nine months ended September 30, 2008 is comprised of two periods: predecessor and successor, which relate to the period preceding the acquisition of all the capital stock of Valero Refining Company — Louisiana by Alon Refining Krotz Springs, Inc. (reflecting the audited financial and other operating data of Valero Refining Company — Louisiana for the six months ended June 30, 2008) and the period succeeding the acquisition (reflecting the unaudited condensed financial and other operating data of Alon Refining Krotz Springs, Inc. for the three months ended September 30, 2008), respectively. Immediately following the acquisition of the capital stock of Valero Refining Company —

Louisiana, Valero Refining Company — Louisiana was merged with and into Alon Refining Krotz Springs, Inc. Prior to the acquisition and merger, Alon Refining Krotz Springs, Inc. had not conducted any activities, other than activities incident to its formation and in connection with the acquisition, and did not have any assets or liabilities, other than as related to its formation and the acquisition. The financial data presented for the predecessor, successor and combined periods is not necessarily indicative of future results. The predecessor, successor and combined financial data is as follows:

	Predecessor	Successor	Combined
	Period from January 1	Period from July 1	Nine Months Ended
	Through June 30,	Through September 30,	September 30,
	2008	2008	2008
		(Unaudited)	(Unaudited)
	(Dollars in thousands)

Statement of Operations Data:
Net sales	$1,539,629	$678,926	$2,218,555
Cost of sales	1,543,665	701,434	2,245,099
Direct operating expenses	43,721	21,153	64,874
Selling, general and administrative expenses	1,909	438	2,347
Depreciation and amortization expenses	4,841	4,870	9,711

Operating loss	(54,507)	(48,969)	(103,476)
Other income, net	2	247	249
Interest expense	—	(12,007)	(12,007)

Loss before income tax benefit	(54,505)	(60,729)	(115,234)
Income tax benefit	(19,680)	—	(19,680)

Net loss	$(34,825)	$(60,729)	$(95,554)

Other Financial Data:
EBITDA(3)	(49,664)	(43,852)	(93,516)
Capital expenditures	6,495	1,286	7,781
Capital expenditures for turnaround and catalyst	1,858	—	1,858

(3)	EBITDA, as used herein, represents net income (loss) before (i) income tax expense (benefit), (ii) interest expense and (iii) depreciation and amortization expenses. We have included information concerning EBITDA in this prospectus because we believe that such information is used by certain investors as one measure of a company’s performance. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to, or more meaningful than, net income, operating income or any other performance measure derived in accordance with GAAP, or as an alternative to, or more meaningful than, cash flows from operating activities or any other liquidity measure derived in accordance with GAAP.

The following table sets forth, for the periods indicated, a reconciliation of net income (loss) to EBITDA:

	Combined(a)	Predecessor		Successor	Combined(b)
	Year Ended December 31,			Nine Months Ended September 30,
	2008	2007	2006	2009	2008
	(Dollars in thousands)

Net income (loss)	$(46,860)	$33,594	$75,720	$7,040	$(95,554)
Income tax expense (benefit)	(19,680)	17,276	43,510	—	(19,680)
Interest expense	24,382	—	—	38,776	12,007
Depreciation and amortization expenses	13,333	9,677	8,259	14,735	9,711

EBITDA	$(28,825)	$60,547	$127,489	$60,551	$(93,516)

(a)	The following table sets forth a reconciliation of net loss to EBITDA for the predecessor and successor periods on an unaudited combined basis for the year ended December 31, 2008:

	Predecessor	Successor	Combined
	Period from January 1	Period from July 1	Year Ended
	Through June 30,	Through December 31,	December 31,
	2008	2008	2008
			(Unaudited)
	(Dollars in thousands)

Net loss	$(34,825)	$(12,035)	$(46,860)
Income tax benefit	(19,680)	—	(19,680)
Interest expense	—	24,382	24,382
Depreciation and amortization expenses	4,841	8,492	13,333

EBITDA	$(49,664)	$20,839	$(28,825)

(b)	The following table sets forth a reconciliation of net loss to EBITDA for the predecessor and successor periods on an unaudited combined basis for the nine months ended September 30, 2008:

	Predecessor	Successor	Combined
	Period from January 1	Period from July 1	Nine Months Ended
	Through June 30,	Through September 30,	September 30,
	2008	2008	2008
		(Unaudited)	(Unaudited)
	(Dollars in thousands)

Net loss	$(34,825)	$(60,729)	$(95,554)
Income tax benefit	(19,680)	—	(19,680)
Interest expense	—	12,007	12,007
Depreciation and amortization expenses	4,841	4,870	9,711

EBITDA	$(49,664)	$(43,852)	$(93,516)

(4)	Total refinery throughput represents the total barrels per day of crude oil and other feedstock inputs in the refinery production process.

(5)	Total refinery production represents the barrels per day of various products produced from processing crude oil and other feedstocks through the crude unit and other conversion units at our refinery.

(6)	Refinery utilization represents average daily crude oil throughput divided by crude oil throughput capacity, excluding planned periods of downtime for maintenance and turnarounds. Refinery throughput and production for 2008 reflects the effects of shutdowns during Hurricanes Gustav and Ike and limited crude oil supply due to widespread electrical outages following the hurricanes. Refinery throughput and production for the nine months ended September 30, 2009 reflects our optimization of throughput to respond to declining margins and to reduce borrowings under the Revolving Credit Facility prior to the amendments to our credit facilities in April 2009, as well as the effects of regularly scheduled maintenance.

(7)	Refinery operating margin is a per barrel measurement calculated by dividing the margin between net sales and cost of sales (exclusive of unrealized hedging gains and losses and inventory adjustments related to the acquisition of our refinery) attributable to our refinery by its throughput volumes. Industry-wide refining results are driven and measured by the margins between refined product prices and the prices for crude oil, which are referred to as crack spreads. We compare our refinery operating margins to these crack spreads to assess our operating performance relative to other participants in our industry. There were unrealized hedging gains of $116.7 million for our refinery for the year ended December 31, 2008. Also, refinery operating margins for our refinery excludes charges of $61.2 million and $127.4 million for the nine months ended September 30, 2008 and for the year ended December 31, 2008, respectively, to cost of sales for inventory adjustments related to the acquisition of our refinery. There were unrealized hedging gains of $21.2 million for our refinery for the nine months ended September 30, 2009. Additionally, realized gains related to the termination of the 2008 Hedging Agreement of $139.3 million were excluded from our refinery operating margin for the nine months ended September 30, 2009.

(8)	Refinery direct operating expense is a per barrel measurement calculated by dividing direct operating expenses, exclusive of depreciation and amortization, by the total throughput volumes.

(9)	WTI crude oil, Gulf Coast unleaded gasoline and Gulf Coast high sulfur diesel prices are the average prices for the periods presented determined using the average daily median price per Platts Oilgram News.

A 2/1/1 crack spread is calculated assuming that two barrels of a benchmark crude oil are converted, or cracked, into one barrel of gasoline and one barrel of diesel. We calculate the 2/1/1 Gulf Coast high sulfur diesel crack spread using the market values of Gulf Coast unleaded gasoline and Gulf Coast high sulfur diesel and the market value of WTI crude oil.

(10)	Excludes effects of non-cash expense associated with the unamortized Term Loan issuance costs of approximately $20.5 million.

RISK FACTORS

Prior to making a decision about participating in the exchange offer, and in consultation with your own financial and legal advisors, you should carefully consider, among other matters, the following risk factors. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations or the value of the exchange notes. We cannot assure you that any of the events discussed in the risk factors below will not occur. If any of these events were to occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our securities could decline, and you might lose all or part of your investment.

Risk Factors Relating to Our Business

The price volatility of crude oil, other feedstocks, refined products and fuel and utility services may have a material adverse effect on our earnings, profitability, cash flows and liquidity.

Our refining earnings, profitability and cash flows from operations depend primarily on the margin above fixed and variable expenses (including the cost of refinery feedstocks, such as crude oil) at which we are able to sell refined products. When the margin between refined product prices and crude oil and other feedstock prices contracts, our earnings, profitability and cash flows are negatively affected. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services. For example, from January 2005 to September 2009, the price for WTI crude oil fluctuated between $31.27 and $145.31 per barrel, while the price for Gulf Coast unleaded gasoline fluctuated between 76.8 cents per gallon (“cpg”) and 474.6 cpg. Prices of crude oil, other feedstocks and refined products depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline, diesel and other refined products. Such supply and demand are affected by, among other things:

•	changes in global and local economic conditions;

•	domestic and foreign demand for fuel products;

•	worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa and Venezuela;

•	the level of foreign and domestic production of crude oil and refined products and the level of crude oil, feedstock and refined products imported into the United States;

•	utilization rates of U.S. refineries;

•	development and marketing of alternative and competing fuels;

•	commodities speculation;

•	accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our refinery, our machinery or equipment, or those of our suppliers or customers;

•	federal and state government regulations; and

•	local factors, including market conditions, weather conditions and the level of operations of other refineries and pipelines in our markets.

In addition, sudden increases or decreases in crude oil prices and product prices can have a significant effect on our cash flows and liquidity. For example, in the last six months of 2008, the price for WTI crude oil rapidly decreased from an average of $133.30 per barrel in July to an average of $41.45 per barrel in December and the price for Gulf Coast unleaded gasoline similarly decreased from an average of 317.2 cpg in July to 91.0 cpg in December. As a result, the value of our inventories included in our borrowing base under the Revolving Credit Facility decreased, which in turn decreased the amount of borrowing capacity available to us under such facility. In addition, our cash flows from operating activities decreased with the falling product prices, which, combined with reduced throughput following Hurricanes Gustav and Ike, reduced our cash available to fully repay borrowings under the Revolving Credit Facility. As a result, we amended our credit facilities in April 2009 to conform the financial covenants to account for the rapid decrease in crude oil and product prices in the second half of 2008.

The nature of our business requires us to maintain substantial crude oil and refined product inventories. Because crude oil and refined products are commodities, we have no control over the changing market value of these inventories. Our inventory is valued at the lower of cost or market value under the last-in, first-out (“LIFO”), inventory valuation methodology. As a result, if the market value of our inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of sales. Our investment in inventory is affected by the general level of crude oil prices, and significant increases in crude oil prices could result in substantial working capital requirements to maintain inventory volumes.

In addition, the volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refinery affect our operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. Future increases in fuel and utility prices may have a negative effect on our earnings, profitability and cash flows.

The recent recession and credit crisis and related turmoil in the global financial system has had and may continue to have an adverse impact on our business, results of operations and cash flows.

Our business and profitability are affected by the overall level of demand for our products, which in turn is affected by factors such as overall levels of economic activity and business and consumer confidence and spending. Recent declines in global economic activity and consumer and business confidence and spending have significantly reduced the level of demand for our products. In addition, severe reductions in the availability and increases in the cost of credit have adversely affected our ability to fund our operations and operate our refinery at its full capacity, and have adversely affected our operating margins. Together, these factors have had and may continue to have an adverse impact on our business, financial condition, results of operations and cash flows.

Our business is indirectly exposed to risks faced by our suppliers, customers and other business partners. The impact on these constituencies of the risks posed by the recent recession and credit crisis and related turmoil in the global financial system have included or could include interruptions or delays in the performance by counterparties to our contracts, reductions and delays in customer purchases, delays in or the inability of customers to obtain financing to purchase our products and the inability of customers to pay for our products. Any of these events may have an adverse impact on our business, financial condition, results of operations and cash flows.

The dangers inherent in our operations could cause disruptions and could expose us to potentially significant losses, costs or liabilities. We are particularly vulnerable to disruptions in our operations because all of our refining operations are conducted at a single facility.

Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products and refined products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third party interference and mechanical failure of equipment at our or third-party facilities, any of which could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims and other damage to our properties and the property of others.

There is also risk of mechanical failure and equipment shutdowns both in general and following unforeseen events. In such situations, undamaged refinery processing units may be dependent on or interact with damaged process units and, accordingly, are also subject to being shut down.

Because all of our refining operations are conducted at a single refinery, any of such events at our refinery could significantly disrupt our production and distribution of refined products, and any sustained disruption could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to interruptions of supply and distribution as a result of our reliance on pipelines for transportation of crude oil and refined products.

Our refinery receives a substantial percentage of its crude oil and delivers a substantial percentage of its refined products through pipelines. For example, we obtain substantially all of our crude oil supply through the Southbend/Sunset and Northline pipeline systems and distribute a significant portion of our products through the Colonial Pipeline. We could experience an interruption of supply or delivery, or an increased cost of receiving crude oil and delivering refined products to market, if the ability of these pipelines to transport crude oil or refined products is disrupted because of accidents, hurricanes, governmental regulation, terrorism, other third-party action or any of the types of events described in the preceding risk factor. For example, due to power outages following Hurricanes Gustav and Ike in 2008, pipeline crude oil deliveries to our refinery were limited for an extended period. A prolonged interruption in the operation of the pipelines that we rely upon for transportation of crude oil and refined products could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our hedging activities may limit our potential gains and involve other risks.

We have entered into and regularly evaluate opportunities to enter into hedging arrangements to provide us with a minimum fixed cash flow stream on the volume of products hedged during the hedge term and to protect against volatility in commodity prices. However, our hedging arrangements may fail to fully achieve these objectives for a variety of reasons, including our failure to have adequate hedging arrangements, if any, in effect at any particular time and the failure of our hedging arrangements to produce the anticipated results. We may not be able to procure adequate hedging arrangements due to a variety of factors. Moreover, while intended to reduce the adverse effects of fluctuations in crude oil and refined product prices, such transactions may limit our ability to benefit from favorable changes in such prices. In addition, our hedging activities may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	the volumes of our actual use of crude oil and/or production of the applicable refined products are less than the volumes subject to the hedging arrangement;

•	accidents, interruptions in feedstock transportation, inclement weather or other events cause unscheduled shutdowns or otherwise adversely affect our refinery, or those of our suppliers or customers;

•	there is a change in the historic correlation between crude oil and heating oil prices;

•	the counterparties to our futures contracts fail to perform under the contracts; or

•	a sudden, unexpected event materially impacts the commodity or crack spread subject to the hedging arrangement.

In addition, these hedging activities involve basis risk. Basis risk in a hedging arrangement occurs when the index upon which the arrangement is based is more or less variable than the index upon which the hedged commodity is based, thereby making the hedge less effective. For example, a NYMEX index used for hedging certain volumes of crude oil or refined products may have more or less variability than the regional price index used for such crude oil or refined products.

If the price of crude oil increases significantly, it could limit our ability to purchase enough crude oil to operate at full capacity.

We rely in part on borrowings and letters of credit under the Revolving Credit Facility to purchase crude oil. If the price of crude oil increases significantly, we may not have sufficient capacity under the Revolving Credit Facility to purchase enough crude oil to operate at full capacity. A failure to operate at full capacity could adversely affect our profitability and cash flows.

Changes in our credit profile could affect our relationships with our suppliers, which could have a material adverse effect on our liquidity and our ability to operate our refinery at full capacity.

Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments and induce them to shorten the payment terms for our purchases or require us to post security prior to payment. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, any imposition by our suppliers of more burdensome payment terms on us may have a material adverse effect on our liquidity and our ability to make payments to our suppliers. This, in turn, could cause us to be unable to operate our refinery at full capacity. A failure to operate our refinery at full capacity could adversely affect our profitability and cash flows.

Competition in the refining industry is intense, and an increase in competition in the markets in which we sell our products could adversely affect our earnings and profitability.

We compete with a broad range of companies in the refining industry. Many of these competitors are integrated, multinational oil companies that are substantially larger than we are. Because of their diversity, integration of operations, larger capitalization, larger and more complex refineries and greater resources, these companies may be better able to withstand disruptions in operations and volatile market conditions, to offer more competitive pricing and to obtain crude oil in times of shortage.

We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned production and have retail outlets. Competitors that have their own crude production or extensive retail outlets, with brand-name recognition, are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, we compete with other industries, such as wind, solar and hydropower, which provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual customers. If we are unable to compete effectively with these competitors, both within and outside our industry, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur significant costs to comply with new or changing environmental laws and regulations.

Our operations are subject to extensive regulatory controls on air emissions, water discharges, waste management and the clean-up of contamination that can require costly compliance measures. If we fail to meet environmental requirements, we may be subject to administrative, civil and criminal proceedings by state and federal authorities, as well as civil proceedings by environmental groups and other individuals, which could result in substantial fines and penalties against us as well as governmental or court orders that could alter, limit or stop our operations.

In addition, new laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. We are not able to predict the effect of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, our results of operations and cash flows could suffer.

The adoption of climate change legislation by Congress or the regulation of greenhouse gas emissions by the United States Environmental Protection Agency (EPA) could result in increased operating costs, lower profitability and reduced demand for our refined products.

On June 26, 2009, the U.S. House of Representatives passed the “American Clean Energy and Security Act of 2009,” also known as the “Waxman-Markey cap-and-trade legislation” or ACESA. The purpose of ACESA is to control and reduce emissions of “greenhouse gases,” or “GHGs,” in the United States. GHGs are certain gases, including carbon dioxide and methane, that may be contributing to warming of the Earth’s atmosphere and other climatic changes. ACESA would establish an economy-wide cap on emissions of GHGs in the United States and would require an overall reduction in GHG emissions of 17% (from 2005 levels) by 2020, and by over 80% by 2050. Under ACESA, most sources of GHG emissions would be required to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. The number of emission allowances issued each year would decline as necessary to meet ACESA’s overall emission reduction goals. As the number of GHG emission allowances declines each year, the cost or value of allowances is expected to escalate significantly. The net effect of ACESA will be to impose increasing costs on the combustion of carbon-based fuels such as oil and refined petroleum products.

The U.S. Senate has begun work on its own legislation for controlling and reducing emissions of GHGs in the United States. On September 30, 2009, Senators Barbara Boxer (D-CA) and John Kerry (D-MA) introduced climate change legislation, S. 1733, entitled the “Clean Energy Jobs & American Power Act.” The Senate committee from which the legislation was introduced, the Environment and Public Works Committee, approved the bill on November 5, 2009. Various Senate committees are expected to review the bill, and the text of the bill may change as a result. The Clean Energy Jobs & American Power Act is not identical to ACESA. For example, the 2020 GHG reduction target in the Senate proposed legislation is 20% below 2005 levels, versus 17% below 2005 levels in the House-passed bill.

Any Senate-passed legislation would need to be reconciled with ACESA, and both chambers would be required to approve identical legislation before it could become law. President Obama has indicated that he is in support of the adoption of legislation to control and reduce emissions of GHGs through an emission allowance permitting system that results in fewer allowances being issued each year but that allows parties to buy, sell and trade allowances as needed to fulfill their GHG emission obligations. Although it is not possible at this time to predict when the Senate may act on climate change legislation or how any bill approved by the Senate would be reconciled with ACESA, any laws or regulations that may be adopted to restrict or reduce emissions of GHGs would likely require us to incur increased operating costs. If we are unable to sell our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. In addition, any increase in prices of refined products resulting from such increased costs could have an adverse effect on our financial condition, results of operations and cash flows.

In addition to the climate change legislation under consideration by Congress, on December 7, 2009, the EPA issued an endangerment finding that GHGs endanger both public health and welfare, and that GHG emissions from motor vehicles contribute to the threat of climate change. Although the finding itself does not impose requirements on regulated entities, it allows the EPA and the Department of Transportation to finalize a jointly proposed rule regulating greenhouse gas emissions from vehicles and establishing Corporate Average Fuel Economy standards for light-duty vehicles. When GHG become regulated by the EPA for vehicles, they will also become regulated pollutants under the Clean Air Act triggering other Clean Air Act requirements. On September 30, 2009, the EPA proposed the Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule to raise the threshold amount of GHG emissions that a source would have to emit to trigger certain Clean Air Act permitting requirements and the need to install controls to reduce emissions of greenhouse gases. Under the current thresholds in the PSD and Title V rules, the rule would capture even small emitters of greenhouse gases. Although it is not clear whether a final version of this rule would differ significantly from the proposed rule, or if finalized, would withstand legal challenges, the new obligations proposed in the regulation could require us to incur increased operating costs. The EPA is moving forward with the regulations despite the administration’s stated preference for legislation. If we are unable to sell our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. In addition, any increase in prices of refined products resulting from such increased costs could have an adverse effect on our financial condition, results of operations and cash flows.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations.

Our operations require numerous permits and authorizations under various laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes to limit effects or potential effects on the environment and/or health and safety. A violation of authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have an adverse effect on our business, results of operations, cash flows or prospects.

We are located in an area that has a history of hurricanes, the occurrence of which could materially affect our operations.

In August 2008, our refinery sustained minor physical damage when Hurricane Gustav made landfall in Louisiana. However, the regional utilities were affected and, as a result, our refinery was without electric power for one week. Offshore crude oil production and gathering facilities were impacted by Hurricanes Gustav and Ike, which limited the availability of crude oil to our refinery for an extended period. In the event of a hurricane that causes damage to our refining assets, the pipeline or terminal assets relied upon by our refinery, or the infrastructure necessary for the operation of these assets, such as the availability of usable roads, electricity, water or natural gas, we may experience a significant interruption in our refining operations. Such an interruption could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Terrorist attacks, threats of war or actual war may negatively affect our operations, financial condition, results of operations and prospects.

Terrorist attacks, threats of war or actual war, as well as events occurring in response to or in connection with them, may adversely affect our operations, financial condition, results of operations and prospects. Energy-related assets (which include our refinery) may be at greater risk of future terrorist attacks than other possible targets in the United States. A direct attack on our assets or assets used by us could have a material adverse effect on our operations, financial condition, results of operations and prospects. In addition, any terrorist attack, threats of war or actual war could have an adverse effect on energy prices, including prices for crude oil and our refined products, and an adverse effect on our margins. In addition, disruption or significant increases in energy prices could result in government-imposed price controls.

Our insurance policies do not cover all losses, costs or liabilities that we may experience. In addition, we may not be able to obtain and maintain adequate insurance at costs acceptable to us or at all as a result of recent hurricanes in the Gulf Coast region.

We maintain a full schedule of insurance coverage which includes, but is not limited to, property and business interruption insurance. Our property insurance policy has a combined loss limit for a property loss and business interruption at our refinery of $650 million per occurrence. We believe that our combined loss limit for property damage and business interruption insurance is adequate. However, this insurance coverage does not cover all potential losses, costs or liabilities. Our business interruption insurance coverage does not apply unless a business interruption exceeds a period of 45 days. In addition, physical damage claims have a $2 million deductible. We could also suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage. In addition, the availability and cost of insurance in the Gulf Coast region has been adversely affected by the hurricanes experienced in recent years, and our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. The occurrence of an event that is not fully covered by insurance or an inability to obtain and maintain adequate insurance at costs acceptable to us, or at all, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively affected.

Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel, most of whom are employed by an affiliate of our corporate parent, Alon USA. We do not currently maintain key man life insurance with respect to any member of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would need to hire other personnel to manage and operate our refinery and to develop our products and technology. We cannot assure you that we would be able to locate or employ qualified personnel on acceptable terms or at all.

To the extent members of our senior management team are performing services for Alon USA, this may divert their time and attention away from our business and may therefore adversely affect our business. In addition, we cannot assure you that the interests of our parent company will always be aligned with the interests of our company or the holders of the notes.

Risk Factors Relating to the Exchange Offer

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will be adversely affected.

We will only issue exchange notes in exchange for outstanding notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes, and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding notes. Please read “The Exchange Offer — Procedure for Tendering” and “Description of the Notes”.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your outstanding notes described in the legend on the certificates for your outstanding notes. In general, you may only offer or sell the outstanding notes if the offer and sale are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register any sale of the outstanding notes under the Securities Act. For further information regarding the consequences of failing to tender your outstanding notes in the exchange offer, please read “The Exchange Offer — Consequences of Failure to Exchange”.

Some holders who exchange their outstanding notes may be deemed to be underwriters.

If you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risk Factors Relating to the Outstanding Notes and to the Exchange Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have substantial indebtedness. As of September 30, 2009, we had approximately $169.2 million of total debt outstanding, all of which is secured. Subject to restrictions in the Indenture governing the notes and the Revolving Credit Facility, we may incur additional indebtedness. Our high level of indebtedness could have important consequences to you and significant effects on our business, including the following:

•	it may be more difficult for us to satisfy our financial obligations, including with respect to the notes;

•	our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow from operations to pay interest on the notes and our other indebtedness as well as to fund excess cash flow offers on the notes, which will reduce the funds available to use for operations and other purposes;

•	our ability to fund a change of control offer may be limited;

•	our ability to borrow additional funds may be limited;

•	our high level of indebtedness could place us at a competitive disadvantage compared to those of our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•	we may be restricted from making strategic acquisitions or exploiting other business opportunities; and

•	our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business.

We expect to use cash flow from operations to pay our expenses and scheduled interest and principal payments due under our outstanding indebtedness, including the notes. Our ability to make these payments thus depends on our future performance, which is affected by financial, business, economic and other factors, many of which we cannot control. The recent recession and credit crisis and related turmoil in the global financial system has had and may continue to have an adverse effect on our business, financial condition, results of operations and cash flows. Consequently, our business may not generate sufficient cash flow from operations in the future and our anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay or pay interest on our indebtedness, including the notes, or to fund other liquidity needs. If we do not have enough money, we may be required to refinance all or part of our then-existing debt (including the notes), sell assets or borrow more money. We cannot make any assurances that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including the Indenture governing the notes and the Revolving Credit Facility, may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could significantly adversely affect the value of the notes and our ability to pay the amounts due under the notes. In addition, if we default in the payment of amounts due on the notes (or our other outstanding indebtedness), it would give rise to an event of default under the Indenture governing the notes and possible acceleration of amounts due under the Revolving Credit Facility and any of our other outstanding indebtedness. In the event of any acceleration, there can be no assurance that we will have enough cash to repay our outstanding indebtedness, including the notes and the Revolving Credit Facility.

Despite our current indebtedness level, we may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

As of September 30, 2009, we had availability of approximately $37.0 million under the Revolving Credit Facility. We may also be able to incur substantial additional indebtedness in the future. The terms of the Indenture governing the notes and the Revolving Credit Facility do not fully prohibit us from doing so. If new debt is added to our current debt levels, the related risks that we now face could intensify. See “Description of Revolving Credit Facility”.

You may be required to pay U.S. federal income tax on accrual of original issue discount on the notes.

The outstanding notes were issued with original issue discount. Thus, in addition to stated interest, holders of the notes generally will be required to include amounts representing original issue discount in gross income for U.S. federal income tax purposes in advance of their receipt of the cash payments to which the income is attributable. See “Certain U.S. Federal Income Tax Consequences”.

The Revolving Credit Facility and the Indenture governing the notes impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

The Revolving Credit Facility and the Indenture governing the notes impose, and future debt agreements may impose, significant operating and financial restrictions on us. These restrictions limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	repay indebtedness (including the notes) prior to stated maturities;

•	make acquisitions or investments;

•	create or incur liens;

•	transfer or sell certain assets or merge or consolidate with or into other companies;

•	enter into certain transactions with affiliates; and

•	otherwise conduct certain corporate activities.

In addition, the Revolving Credit Facility requires us to maintain compliance with specified financial covenants.

These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these restrictions could result in a default in respect of the related indebtedness. If a default occurs under the Revolving Credit Facility, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing such indebtedness. Acceleration of our other indebtedness could result in a default under the terms of the Indenture governing the notes.

Holders of our other secured indebtedness, including indebtedness under the Revolving Credit Facility, will be secured by prior ranking liens on our present and future cash, receivables, inventory and certain general intangibles, and proceeds relating thereto, and will have second priority liens on our other assets.

Obligations under the Revolving Credit Facility are secured by a first priority lien on Working Capital. The notes will be secured by a second priority lien on Working Capital. Any rights to payment and claims by the holders of the notes will, therefore, be subject to the rights to payment or claims by our creditors under the Revolving Credit Facility with respect to distributions of such collateral. Only when our obligations under the Revolving Credit Facility are satisfied in full will the proceeds of Working Capital be available, subject to other permitted liens, to satisfy obligations under the notes and guarantees. Obligations under the Revolving Credit Facility are also secured by a second priority lien on the collateral securing the notes on a first priority basis. In addition, the Indenture governing the notes permits us to incur additional indebtedness secured by a lien on the first priority collateral that secures the notes, including certain hedging arrangements. If we incur any such additional indebtedness that is secured on a pari passu basis with the notes, the holders of that debt and the counterparties to such hedging arrangements will be entitled to share ratably with the holders of the notes in any proceeds of such shared collateral distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company. The Indenture also permits certain hedging arrangements and letters of credit issued in support thereof to be secured on a first priority basis with certain cash collateral. All of the indebtedness described above may limit the amount recoverable from the proceeds of collateral to satisfy our obligations under the notes.

Holders of the notes will not control decisions regarding the second lien collateral.

We have entered into security documents which grant to the administrative agent for the lenders under the Revolving Credit Facility a first lien on the Working Capital (the “Working Capital Collateral”), and give the administrative agent certain rights with respect to the Working Capital Collateral. The collateral agent for the note holders has entered into an intercreditor agreement with the administrative agent of the Revolving Credit Facility which defines the rights of the parties with respect to the Working Capital Collateral and the parties’ liens thereon. The administrative agent and the lenders under the Revolving Credit Facility, who have a first priority lien on the Working Capital Collateral, control substantially all matters related to the Working Capital Collateral and the collateral agent’s rights and remedies with respect thereto. At any time that obligations are outstanding under the Revolving Credit Facility, the administrative agent shall have the sole and exclusive right to control, administer, account for and otherwise deal with the Working Capital Collateral and to determine the manner of every sale or other disposition of the Working Capital Collateral, in each case, upon enforcement of the administrative agent’s interest, and to foreclose on the Working Capital Collateral in any order which it deems appropriate. As a result, the administrative agent for the lenders may dispose of or foreclose on, or take other actions with respect to, the Working Capital Collateral with which the holders of the notes may disagree or that may be contrary to the interests of the holders of the notes. Also, the collateral agent and the holders of the notes will be unable to exercise remedies with respect to the Working Capital Collateral unless and until the administrative agent for the lenders exercises its rights and remedies with respect to the Working Capital Collateral, and then only on a limited basis. The collateral agent and the holders of the notes will be in a similar position with respect to any cash collateral used to secure hedging arrangements and letters of credit issued in support thereof on a first priority basis. See “Description of the Notes — Security — Intercreditor Agreement”.

The collateral may be insufficient to pay all of the notes.

No appraisals of any collateral have been prepared in connection with this exchange offer. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By its nature, some or all of the collateral may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the notes could be impaired in the future as a result of changing economic conditions, competition or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the notes, in full or at all. Also, we cannot assure you that the fair market value of the collateral securing the notes would be sufficient to pay any amounts due under the notes following their acceleration. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only an unsecured claim against our remaining assets and in the context of a bankruptcy case by or against us, the holders of the notes may not be entitled to receive interest payments or reasonable fees, costs or charges due under the notes, and may be required to repay any such amounts already received by such holder. In addition, we may not perfect the liens on all of the collateral that is to secure the notes prior to the closing of this offering. See the section entitled “Description of the Notes — Security”. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

To the extent that third parties (including the lenders under the Revolving Credit Facility) enjoy prior liens, such third parties may have rights and remedies with respect to the property subject to such liens that, if exercised, could adversely affect the value of the collateral. The indenture governing the notes will not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. The indenture governing the notes will allow us to enter into certain hedging arrangements that may be secured by the same collateral that secures the notes on a pari passu basis with the notes and, in the case of certain cash collateral, on a prior basis relative to the notes. Thus, the entry into hedging arrangements pursuant to the indenture governing the notes may have the effect of significantly diluting your ability to recover payment in full from the then existing pool of collateral. Releases of collateral from the liens securing the notes will be permitted under some circumstances.

The rights of holders of notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent for the notes will monitor, or that we will inform the trustee or the collateral agent for the notes of, the future acquisition of property and rights that constitute collateral for the notes, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The trustee and the collateral agent for the notes have no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interests therein. Such failure may result in the loss of perfection of the security interest therein or the priority of the security interest in favor of the notes against third parties. Moreover, in the event that we were to file for bankruptcy, the security interest securing the notes generally will not extend to any property or rights acquired by us after the date of such bankruptcy.

The pledge of the capital stock of our future subsidiaries that will secure the notes will automatically be released from the lien on them and no longer constitute collateral when the pledge of such capital stock or such other securities would require the filing of separate financial statements with the SEC for that subsidiary.

The notes and the guarantees will be secured by a pledge of the stock of some of our future subsidiaries, if any. Under the SEC regulations in effect as of the issue date of the outstanding notes, if the par value, book value as carried by us or market value (whichever is greatest) of the capital stock, other securities or similar items of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of the notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. Therefore, the indenture and the collateral documents provide that any capital stock and other securities of our subsidiaries will be excluded from the collateral to the extent that the pledge of such capital stock or other securities to secure the notes would cause such companies to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time).

As a result, holders of the notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries. It may be more difficult, costly and time-consuming for holders of the notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. See “Description of the Notes”.

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically, without holders’ consent or the consent of the trustee under the indenture governing the notes.

Under various circumstances, all or a portion of the collateral securing the notes will be released automatically, including:

•	a sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture governing the notes;

•	with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee;

•	to the extent required in accordance with the intercreditor agreement; and

•	to the extent we have defeased or satisfied and discharged the indenture governing the notes.

In addition, the guarantee of a subsidiary guarantor will be automatically released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture governing the notes.

The indenture governing the notes also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indenture governing the notes. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have claims to the assets of the unrestricted subsidiary and its subsidiaries that are senior to any claims of the holders of notes.

Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.

The right of the collateral agent for the notes to repossess and dispose of the collateral securing the notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments; provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have “under-secured claims” as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys’ fees for “under-secured claims” during the debtor’s bankruptcy case. Additionally, the trustee’s ability to foreclose on the collateral on your behalf may be subject to the consent of third parties, prior liens and practical problems associated with the realization of the trustee’s security interest in the collateral. Moreover, the debtor or trustee in a bankruptcy case may seek to void an alleged security interest in collateral for the benefit of the bankruptcy estate. It may successfully do so if the security interest is not properly perfected or was perfected within a specified period of time (generally 90 days) prior to the initiation of such proceeding. Under such circumstances, a creditor may hold no security interest and be treated as holding a general unsecured claim in the bankruptcy case. It is impossible to predict what recovery (if any) would be available for such an unsecured claim if we became a debtor in a bankruptcy case. While U.S. bankruptcy law generally invalidates provisions restricting a debtor’s ability to assume and/or assign a contract, there are exceptions to this rule which could be applicable in the event that we become subject to a U.S. bankruptcy proceeding.

Under certain circumstances, a court could cancel the notes or the related future guarantees and the security interests that secure the notes and any guarantees under fraudulent conveyance laws.

Our issuance of the notes and the related future guarantees may be subject to review under federal or state fraudulent transfer laws. If we become a debtor in a case under the U.S. Bankruptcy Code or encounter other financial difficulty, a court might avoid (that is, cancel) our obligations under the notes. The court might do so if it finds that when we issued the notes, (a) we received less than reasonably equivalent value or fair consideration and (b) we either (1) were or were rendered insolvent, (2) were left with inadequate capital to conduct our business or (3) believed or reasonably should have believed that we would incur debts beyond our ability to pay. The court could also avoid the notes, without regard to the factors described in clauses (a) and (b) above, if it finds that we issued the notes with actual intent to hinder, delay or defraud our creditors.

Similarly, if one of our future guarantors becomes a debtor in a case under the U.S. Bankruptcy Code or encounters other financial difficulty, a court might cancel its guarantee if it finds that when such future guarantor issued its guarantee (or in some jurisdictions, when payments become due under the guarantee), factors (a) and (b) above applied to such future guarantor, such future guarantor was a defendant in an action for money damages or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), or if it found that such future guarantor issued its guarantee with actual intent to hinder, delay or defraud its creditors.

In addition, a court could avoid any payment by us or any guarantor pursuant to the notes or a guarantee or any realization on the pledge of assets securing the notes or the guarantees, and require the return of any payment or the return of any realized value to us or the guarantor, as the case may be, or to a fund for the benefit of our or the guarantor’s creditors. In addition, under the circumstances described above, a court could subordinate rather than avoid obligations under the notes, the guarantees or the pledges. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the notes from another guarantor or from any other source.

The test for determining solvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. In general, a court would consider an entity insolvent either if the sum of its existing debts exceeds the fair value of all of its property, or its assets’ present fair saleable value is less than the amount required to pay the probable liability on its existing debts as they become due. For this analysis, “debts” include contingent and unliquidated debts. If a court avoided our obligations under the notes and the obligations of all of the guarantors under their guarantees, holders of the notes would cease to be our creditors or creditors of the future guarantors and likely have no source from which to recover amounts due under the notes. Even if the guarantee of a future guarantor is not avoided as a fraudulent transfer, a court may subordinate the guarantee to that guarantor’s other debt. In that event, the guarantees would be structurally subordinated to all of that guarantor’s other debt.

The indenture governing the notes will limit the liability of each guarantor on its guarantee to the maximum amount that such guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. We cannot assure you that this limitation will protect such guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the guarantees would suffice, if necessary, to pay the notes in full when due.

Any future pledge of collateral may be avoidable in bankruptcy.

Any future pledge of collateral in favor of the trustee or collateral agent, including pursuant to security documents delivered after the date of the indenture governing the notes, may be avoidable by the pledgor (a debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if (1) the pledgor is insolvent at the time of the pledge, (2) the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and (3) a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

The collateral is subject to casualty risks.

We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the notes.

Our ability to repurchase the notes upon a change of control may be limited.

Upon the occurrence of specified change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. The lenders under the Revolving Credit Facility will have the right to accelerate the indebtedness thereunder upon a change of control. Any of our future debt agreements may contain similar provisions. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of notes or repayment of our other indebtedness. The terms of the Revolving Credit Facility also will limit our ability to purchase the notes until all debt under the Revolving Credit Facility is paid in full. Any of our future debt agreements may contain similar restrictions. If we fail to repurchase any notes submitted in a change of control offer, it would constitute an event of default under the indenture governing the notes which could, in turn, constitute an event of default under our other indebtedness, even if the change of control itself would not cause a default. Important corporate events, such as takeovers, recapitalizations or similar transactions, may not constitute a change of control under the indenture governing the notes and thus not permit the holders of the notes to require us to repurchase the notes. See “Description of the Notes — Repurchase at the Option of Holders — Change of Control”.

There is currently no public market for the notes, and an active trading market may not develop for the notes. The failure of a market to develop for the notes could affect the liquidity and value of the notes.

The notes are a new issue of securities, and there is no existing market for the notes. An active market may not develop for the notes, and there can be no assurance as to the liquidity of any market that may develop for the notes. If an active market does not develop, the market price and liquidity of the notes may be adversely affected.

The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the number of holders of the notes, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for high-yield debt has been subject to disruptions that have caused substantial fluctuations in the prices of these securities.

We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will,” “future” and similar terms and phrases to identify forward-looking statements in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in general economic conditions and capital markets;

•	changes in the underlying demand for our products;

•	the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;

•	changes in crack spreads;

•	changes in the light/heavy spread;

•	changes in the spread between West Texas Intermediate crude oil and Light Louisiana Sweet crude oil;

•	actions of customers and competitors;

•	changes in fuel and utility costs incurred by our refinery;

•	the execution of planned capital projects;

•	the effects of and cost of compliance with current and future state and federal environmental, economic, safety and other laws, policies and regulations;

•	operating hazards, natural disasters, casualty losses, acts of terrorism and other matters beyond our control;

•	the global financial crisis’ impact on our business and financial condition in ways that we currently cannot predict; and

•	other factors discussed in more detail under the caption “Risk Factors” in this prospectus.

Any one of these factors or a combination of these factors could materially affect our future results of operations and could influence whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward looking statements. We do not intend to update these statements unless we are required to do so under applicable securities laws.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the Registration Rights Agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive, in exchange, outstanding notes in like principal amount. We will cancel all outstanding notes surrendered in exchange for exchange notes in the exchange offer. As a result, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods shown:

	Nine Months
	Ended		Combined(1)
	September 30,		Year Ended December 31,
	2009		2008	2007		2006		2005

Ratio of earnings to fixed charges(2)	1.2	x	—	44.6	x	104.1	x	165.9x

(1)	The ratio of earnings to fixed charges for 2008 has been derived by combining our predecessor’s audited financial statements for the six months ended June 30, 2008 with the successors audited financial statements for the six months ended December 31, 2008.

(2)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income (loss) before income tax expense (benefit) plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and the portion of rental charges that management believes is representative of the interest component of rental expense. For the year ended December 31, 2008, our ratio of earnings to fixed charges was less than one-to-one, and our coverage deficiency was approximately $66.5 million.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2009.

•	on an actual basis; and

•	on a pro forma basis to give effect to the issuance and sale of the notes and the use of the proceeds therefrom.

This table should be read in conjunction with “Use of Proceeds”, “Selected Historical Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2009
	Actual	Pro Forma
	(Unaudited)
	(Dollars in thousands)

Cash and cash equivalents	$—	$32,045

Debt:
Existing revolving credit facility	$5,402	$5,402
Existing term loan	163,820	—
Outstanding notes due 2014, net of original issue discount	—	205,365

Total debt	$169,222	$210,767

Total stockholders’ equity	115,383	115,383	(1)

Total capitalization	$284,605	$326,150

(1)	Excludes effects of non-cash expense associated with the unamortized Term Loan issuance costs of approximately $20.5 million.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined financial data for the year ended December 31, 2008 is based upon the audited financial statements included elsewhere in this prospectus. Alon Refining Krotz Springs, Inc. acquired Valero Refining Company — Louisiana effective July 1, 2008 by acquiring all the capital stock of Valero Refining Company — Louisiana and subsequently merging Valero Refining Company — Louisiana with and into Alon Refining Krotz Springs, Inc. We are required under GAAP to present our operating results separately for predecessor periods preceding the acquisition and the successor periods following the acquisition. The financial statements and operating results of the “predecessor” are those of Valero Refining Company — Louisiana and of the “successor” are those of Alon Refining Krotz Springs, Inc. The historical combined data for the year ended December 31, 2008 is presented on an unaudited combined basis comprised of two periods: predecessor and successor, which relate to the period preceding the acquisition of all the capital stock of Valero Refining Company — Louisiana by Alon Refining Krotz Springs, Inc. (reflecting the audited financial data of Valero Refining Company — Louisiana for the six months ended June 30, 2008) and the period succeeding the acquisition (reflecting the audited financial data of Alon Refining Krotz Springs, Inc. for the six months ended December 31, 2008), respectively. For a discussion of the successor and predecessor period financial data, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements and related notes thereto included elsewhere in this prospectus.

For purposes of this discussion, pro forma adjustments have been applied to the audited financial statements described above and presented on an unaudited combined basis. The unaudited pro forma condensed combined financial data gives effect to the acquisition of our refinery, which is accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, as if it had occurred on January 1, 2008. The pro forma adjustments are based upon an allocation of the purchase price to fair values of our predecessor’s assets and liabilities. The unaudited pro forma condensed combined financial data has also been adjusted to give effect to the issuance and sale of the notes and the expected use of the net proceeds therefrom as if such transactions had occurred on January 1, 2008.

The unaudited pro forma condensed combined financial data was adjusted to give effect to items that are directly attributed to the acquisition of our refinery and the notes, factually supportable, and expected to have a continuing impact on the results. Such items include: (i) depreciation and amortization expense associated with the fair value adjustments to property, plant and equipment in conjunction with the acquisition; (ii) interest expense related to indebtedness incurred under the Revolving Credit Facility and amortization of issue costs on this indebtedness; (iii) expenses related to the issuance of the outstanding notes, including interest expense and amortization of issue costs; and (iv) the related tax effects of these items.

The unaudited pro forma condensed combined financial data is based on assumptions and is presented for illustrative purposes only and does not purport to represent what our results of operations would have been had such transactions actually been completed for the periods indicated and is not necessarily indicative of our results of operations for the specified periods or for any future date.

The information presented below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited financial statements and related notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL DATA FOR THE YEAR ENDED DECEMBER 31, 2008

	Predecessor	Successor
	Period from	Period from
	January 1	July 1
	Through	Through
	June 30,	December 31,	Historical	Transaction
	2008	2008	Combined(2)	Adjustments(3)		Pro Forma
	(Dollars in thousands)

Statement of Operations Data(1):
Net sales	$1,539,629	$1,054,397	$2,594,026	$—		$2,594,026
Cost of sales	1,543,665	987,536	2,531,201			2,531,201
Direct operating expenses	43,721	45,375	89,096	—		89,096
Selling, general and administrative expenses	1,909	903	2,812	—		2,812
Depreciation and amortization expenses	4,841	8,492	13,333	3,999	(a)	17,332

Operating income (loss)	(54,507)	12,091	(42,416)	(3,999)		(46,415)
Other income, net	2	256	258	—		258
Interest expense	—	(24,382)	(24,382)	(18,127	)(b)	(42,509)

Loss before income tax benefit	(54,505)	(12,035)	(66,540)	(22,126)		(88,666)
Income tax benefit	(19,680)	—	(19,680)	(8,364	)(c)	(28,044)

Net loss	$(34,825)	$(12,035)	$(46,860)	$(13,762)		$(60,622)

(1)	Net loss per share information is not presented as such information is not required by Statement of Financial Accounting Standards No. 128, Earnings per Share (superseded by ASC topic 260-10). Alon Refining Krotz Springs, Inc. does not have any publicly traded common stock or potential publicly traded common stock.

(2)	The financial data for the year ended December 31, 2008 is presented on an unaudited combined basis comprised of two periods: predecessor and successor. We are required under GAAP to present our operating results separately for predecessor periods preceding the acquisition and the successor periods following the acquisition. However, we believe that presentation on a combined basis is more meaningful as it allows the financial and operating data to be analyzed to comparable periods.

(3)	The unaudited pro forma condensed combined financial data includes the following pro forma adjustments:

(a)	This pro forma adjustment is for the additional depreciation and amortization expense related to the fair value adjustments to property, plant and equipment based on estimated remaining useful lives for such assets ranging from five to 20 years.

(b)	This pro forma adjustment is for the incremental interest expense resulting from the new capital structure resulting from the acquisition and notes.

Interest expense on Revolving Credit Facility for the six months ended June 30, 2008(1)	$(3,155)
Interest expense on the notes	(29,228)
Amortization of deferred issuance costs on Revolving Credit Facility for the six months ended June 30, 2008	(831)
Amortization of deferred issuance costs on the notes	(1,307)
Amortization of original issue discount on the notes	(1,633)
Reduction in interest expense on Term Loan for the six months ended December 31, 2008	18,027

Total pro forma interest expense adjustment	$(18,127)

(1)	Pro forma interest expense reflects a $141.5 million outstanding balance under the Revolving Credit Facility bearing interest at a rate equal to an applicable margin of 2.00% over LIBOR of 2.46%.

(c)	The pro forma adjustment for income tax benefit was determined using statutory rates of 37.8% for the year ended December 31, 2008.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth selected historical financial data of Alon Refining Krotz Springs, Inc. and its predecessor, Valero Refining Company — Louisiana, as of the dates and for the periods indicated. Alon Refining Krotz Springs, Inc. acquired Valero Refining Company — Louisiana effective July 1, 2008 by acquiring all the capital stock of Valero Refining Company — Louisiana and subsequently merging Valero Refining Company — Louisiana with and into Alon Refining Krotz Springs, Inc. We are required under GAAP to present our operating results separately for predecessor periods preceding the acquisition and successor periods following the acquisition. The financial statements of the “predecessor” are those of Valero Refining Company — Louisiana and of the “successor” are those of Alon Refining Krotz Springs, Inc.

The selected historical financial data as of and for the year ended December 31, 2005 has been derived from our predecessor’s audited financial statements, which are not included in this prospectus. The selected historical financial data as of and for the years ended December 31, 2006 and 2007 has been derived from our predecessor’s audited financial statements, which are included elsewhere in this prospectus. The selected historical financial data as of and for the year ended December 31, 2008 has been derived by combining our predecessor’s audited financial statements for the six months ended June 30, 2008, which are included elsewhere in this prospectus, with the successor’s audited financial statements for the six months ended December 31, 2008, which are included elsewhere in this prospectus. The selected historical financial data as of and for the nine months ended September 30, 2008 has been derived by combining our predecessor’s audited financial statements for the six months ended June 30, 2008, which are included elsewhere in this prospectus, with the successor’s unaudited condensed financial statements for the three months ended September 30, 2008, which are included elsewhere in this prospectus. The selected historical financial data as of and for the nine months ended September 30, 2009 has been derived from the successor’s unaudited condensed financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited condensed financial statements on the same basis as the successor’s audited financial statements and have included all adjustments, consisting of normal, recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited period. The financial data presented for the interim periods is not necessarily indicative of the results that may be obtained for the full year.

The information presented below should be read in conjunction with “Use of Proceeds”, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited financial statements and related notes thereto included elsewhere in this prospectus.

	Combined(1)	Predecessor			Successor	Combined(1)
					Nine Months Ended
	Year Ended December 31,				September 30,
	2008	2007	2006	2005	2009	2008
	(Unaudited)				(Unaudited)
	(Dollars in thousands, except per barrel data and pricing)

Statement of Operations Data:
Net sales	$2,594,026	$2,293,486	$2,450,200	$2,043,651	$990,511	$2,218,555
Cost of sales	2,531,201	2,143,920	2,245,070	1,793,499	866,197	2,245,099
Direct operating expenses	89,096	84,388	72,754	64,937	58,959	64,874
Selling, general and administrative expenses	2,812	4,632	4,921	4,935	4,810	2,347
Depreciation and amortization expenses	13,333	9,677	8,259	6,879	14,735	9,711

Operating income (loss)	(42,416)	50,869	119,196	173,401	45,810	(103,476)
Other income, net	258	1	34	93	6	249
Interest expense	(24,382)	—	—	—	(38,776)	(12,007)

Income (loss) before income tax expense (benefit)	(66,540)	50,870	119,230	173,494	7,040	(115,234)
Income tax expense (benefit)	(19,680)	17,276	43,510	65,159	—	(19,680)

Net income (loss)	$(46,860)	$33,594	$75,720	$108,335	$7,040	$(95,554)

	Combined(1)	Predecessor			Successor	Combined(1)
					Nine Months Ended
	Year Ended December 31,				September 30,
	2008	2007	2006	2005	2009	2008
	(Unaudited)				(Unaudited)
	(Dollars in thousands, except per barrel data and pricing)

Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$(8,400)	$26,678	$77,724	$130,406	$235,823	$30,534
Net cash used in investing activities	(492,540)	(9,992)	(41,876)	(33,560)	(24,963)	(489,532)
Net cash provided by (used in) financing activities	500,927	(16,684)	(35,843)	(96,851)	(210,860)	459,249
Capital expenditures	9,948	9,001	38,106	32,599	5,192	7,781
Capital expenditures for turnaround and catalyst	1,858	995	3,773	822	2,250	1,858
Depreciation and amortization	13,333	9,677	8,259	6,879	14,735	9,711
Balance Sheet Data:
Cash and cash equivalents	$—	$13	$11	$6	$—	$263
Property, plant and equipment, net	335,555	142,845	141,622	108,778	360,144	335,947
Total assets	633,903	229,152	207,452	173,566	474,930	590,058
Total debt	449,105	—	—	—	169,222	407,000
Stockholders’ equity	87,790	186,520	169,610	129,733	115,383	43,011

(1)	The statements of operations for the year ended December 31, 2008 and the nine months ended September 30, 2008 are presented on an unaudited combined basis comprised of two periods: predecessor and successor as discussed above. We are required under GAAP to present our operations results separately for predecessor periods preceding the acquisition and the successor periods following the acquisition. However, we believe that presentation on a combined basis is more meaningful as it allows the financial and operating data to be analyzed to comparable periods in 2005, 2006, 2007 and 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations should be read in conjunction with “Selected Historical Financial Data” and the audited and unaudited financial statements and related notes thereto included elsewhere in this prospectus. The statements in this discussion regarding market condition and outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Format of Presentation

Financial and operating data for the nine months ended September 30, 2008 and the year ended December 31, 2008, included elsewhere in this prospectus, is presented for two periods: predecessor and successor, which relate to the period preceding the acquisition of all the capital stock of Valero Refining Company — Louisiana by Alon Refining Krotz Springs, Inc. (reflecting the audited financial and other operating data of Valero Refining Company — Louisiana for the six months ended June 30, 2008) and the period succeeding such acquisition (reflecting the unaudited financial and other operating data of Alon Refining Krotz Springs, Inc. for the three months ended September 30, 2008 and the audited financial and other operating data of Alon Refining Krotz Springs, Inc. for the six months ended December 31, 2008, as applicable), respectively. Immediately following the acquisition of the capital stock of Valero Refining Company — Louisiana, Valero Refining Company — Louisiana was merged with and into Alon Refining Krotz Springs, Inc.

The discussions in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the nine months ended September 30, 2008 and the year ended December 31, 2008 are presented on an unaudited combined basis for the predecessor and successor periods. The results for these periods are presented, but are not discussed, separately. We believe that the discussion on a combined basis is more meaningful as it allows the results of operations to be analyzed to comparable periods in 2009, 2007 and 2006.

The financial reporting periods are presented as follows:

•	The nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. The nine months ended September 30, 2009 represents the “successor” period for Alon Refining Krotz Springs, Inc. The nine months ended September 30, 2008 is presented on an unaudited combined basis for the predecessor and successor periods discussed above.

•	The year ended December 31, 2008 compared to the year ended December 31, 2007. The year ended December 31, 2008 is presented on an unaudited combined basis for the predecessor and successor periods discussed above. The year ended December 31, 2007 represents the historical basis of accounting for Valero Refining Company — Louisiana.

•	The year ended December 31, 2007 compared to the year ended December 31, 2006. The years ended December 31, 2007 and 2006 represents the historical basis of accounting for Valero Refining Company — Louisiana.

Refinery Overview

We own and operate a high conversion crude oil refinery with a crude oil throughput capacity of approximately 83,100 bpd. Placed into service in 1980, our refinery is the second newest complex, grassroots refinery built in the United States. Our refinery is strategically located on the Atchafalaya River in central Louisiana at the intersection of two crude oil pipeline systems and has direct access to the Colonial Pipeline, providing us with diversified access to both locally sourced and foreign crude oils, as well as distribution of our products to markets throughout the Southern and Eastern United States and along the Mississippi and Ohio Rivers.

Our refinery has the capability to process substantial volumes of low-sulfur, or sweet, crude oils to produce a high percentage of light, high-value refined products. Sweet crude oil typically comprises 100% of our refinery’s crude oil input.

Our refinery’s Residual FCC allows us to produce a high percentage of light products with fewer processing units and lower maintenance costs compared to refineries utilizing conventional FCC technologies. Our refinery’s liquid product yield is approximately 101.5%, meaning that for each 100 barrels of crude oil and feedstocks input into our refinery, we typically produce 101.5 barrels of refined products. Of the 101.5%, on average 99.3% is light finished products such as gasoline and distillates, including diesel and jet fuel, petrochemical feedstocks and LPG, and the remaining 2.2% is primarily heavy oils.

Our direct access to major pipelines and the Atchafalaya River for supply and distribution logistics reduces our working capital requirements and accelerates our cash conversion cycle by, among other things, allowing us to maintain a low supply of physical inventory of approximately 15 days and allowing us to receive two-day payment terms for refined products delivered into the Colonial Pipeline and by barge.

Refinery History

In 1980, Hill Petroleum completed the initial construction of our refinery and commenced operations with a crude unit, vacuum unit and reformer. Our refinery subsequently went through several upgrades, including the addition of an FCC in 1982, a 3,300 bpd polymerization unit in 1986, and a 4,500 bpd isomerization unit in 1992. Valero acquired our refinery in 1997, upgraded the FCC to a 34,100 bpd Residual FCC in 2002 and installed a 18,000 bpd GDU in 2006.

Effective July 1, 2008, Alon USA completed the acquisition of our refinery and related assets through the acquisition of all of the capital stock of Valero Refining Company — Louisiana from Valero. The purchase price was $333.0 million in cash plus approximately $141.5 million for working capital, including inventories, as well as future consideration in the form of earnout payments due from us based on the average market prices for crude oil, regular unleaded gasoline, and ultra low sulfur diesel in each of the three twelve month periods following the acquisition. In August 2009, we amended the earnout agreement with Valero to replace future earnout payments with fixed future payments. As a result, we paid Valero approximately $17.5 million in August 2009 and have agreed to pay Valero an additional sum of approximately $17.5 million in eight installments of approximately $2.2 million per quarter commencing in the fourth quarter of 2009 and ending in the third quarter of 2011 for earnout payments in an aggregate amount of $35.0 million.

Critical Trends and Drivers

Our earnings and cash flows are primarily affected by the difference between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of the refined products we ultimately sell depends on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined products which, in turn, depends on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and government regulation. While our sales and operating revenues fluctuate significantly with movements in crude oil and refined product prices, it is the spread between crude oil and refined product prices, and not necessarily fluctuations in those prices, which affects our earnings.

In order to measure our operating performance, we compare our per barrel refinery operating margins to certain industry benchmarks. We compare our refinery’s per barrel operating margin to the Gulf Coast 2/1/1 crack spread. The Gulf Coast 2/1/1 crack spread is calculated assuming that two barrels of a benchmark crude oil are converted, or cracked, into one barrel of gasoline and one barrel of diesel. We calculate the Gulf Coast 2/1/1 crack spread using the market values of Gulf Coast unleaded gasoline and Gulf Coast high sulfur diesel and the market value of WTI crude oil.

Our results of operations are also significantly affected by our refinery’s operating costs, particularly the cost of natural gas used for fuel and the cost of electricity. Natural gas prices have historically been volatile. For example, between January 1, 2008 and September 30, 2009, natural gas prices ranged between $2.51 and $13.58 per million British thermal units. Typically, electricity prices fluctuate with natural gas prices.

The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Crude oil and refined products are commodities, and we have no control over the changing market value of these inventories.

Critical Accounting Policies

Our accounting policies are described in the notes to our audited financial statements included elsewhere in this prospectus. We prepare our financial statements in conformity with GAAP. In order to apply these principles, we must make judgments, assumptions and estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events, some of which we may have little or no control over. Our critical accounting policies, which are discussed below, could materially affect the amounts recorded in our financial statements.

Inventories.  Crude oil, refined products and blendstocks are stated at the lower of cost or market value. Cost is determined under the LIFO valuation method. Cost of crude oil, refined products and blendstock inventories in excess of market value are charged to cost of sales. Such charges are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover. Materials and supplies are stated at average cost.

Hedging Activity.  All derivative instruments are recorded in the balance sheet as either assets or liabilities measured at their fair value. We generally consider all commodity forwards, futures, swaps and option contracts to be part of our risk management strategy.

We selectively designate certain commodity derivative contracts as cash flow hedges. The effective portion of the gains or losses associated with those derivative contracts designated and qualifying as cash flow hedges are initially recorded in accumulated other comprehensive income in the balance sheet and reclassified into the statement of operations in the period in which the underlying hedged forecasted transaction affects income. The amounts recorded into the statement of operations for commodity derivative contracts are recorded as a part of cost of sales. The ineffective portion of the gains or losses on the derivative contracts, if any, is recognized in the statement of operations as it is incurred. If, during the term of the derivative, the hedge is determined to be no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses, based on the effective portion of the derivative at that date, are reclassified to earnings when the underlying transaction occurs.

When we elect not to designate commodity contracts as cash flow hedges for financial accounting purposes, net unrealized gains and losses for changes in the fair value on open commodity derivative contracts are recognized in cost of sales.

Impairment and Disposal of Long-Lived Assets.  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on management’s judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs of disposition.

Asset Retirement Obligations.  We use Statement of Financial Accounting Standards (“SFAS”) No. 143 (“SFAS No. 143”), Accounting for Asset Retirement Obligations (superseded by Accounting Standards Codification (“ASC”) topic 410-20), which established accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement costs. The provisions of SFAS No. 143 apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. We also use Financial Accounting Standards Board (“FASB”) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), which requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event, if the amount can be reasonably estimated.

Turnarounds and Fixed-Bed Catalyst Costs.  We record the cost of planned major refinery maintenance, referred to as turnarounds, and fixed-bed catalyst used in certain refinery process units, which are typically replaced in conjunction with planned turnarounds, in “other assets” in the balance sheet. Turnarounds and fixed-bed catalyst costs are deferred and amortized on a straight-line basis beginning the month after the completion of the turnaround and ending immediately prior to the next scheduled turnaround. Our major turnaround cycle is typically four to five years. The amortization of deferred turnarounds and fixed-bed catalyst costs are presented in “depreciation and amortization” in the statement of operations.

Income Taxes.  Our results of operations are included in the consolidated U.S. Federal income tax return of Alon USA. For financial reporting purposes, federal tax expense is allocated to us as if a separate return was filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We apply FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109 (“FIN 48”) (superseded by ASC topic 740-10), which establishes a more-likely-than-not threshold for recognizing the benefits of tax return positions in the financial statements. Also, FIN 48 implements a process for measuring those tax positions which meet the recognition threshold of being ultimately sustained upon examination by the taxing authorities.

Environmental Expenditures.  We accrue for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Environmental liabilities represent the estimated costs to investigate and remediate contamination at our refinery. This estimate is based on internal and third-party assessments of the extent of the contaminations, the selected remediation technology and review of applicable environmental regulations.

Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value unless payments are fixed and determinable. Recoveries of environmental remediation costs from other parties are recorded as assets when the receipt is deemed probable. Estimates are updated to reflect changes in factual information, available technology or applicable laws and regulations.

New Accounting Standards

We apply the provisions of SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) (superseded by ASC topic 741-10), which pertain to certain balance sheet items measured at fair value on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. While SFAS No. 157 may change the method of calculating fair value, it does not require any new fair value measurements.

In February 2008, the FASB issued FASB Staff Position FAS 157-2, Partial Deferral of the Effective Date of Statement 157 (“FSP FAS 157-2”) (superseded by ASC topic 820-10-65). FSP FAS 157-2 delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The adoption did not have any effect on our results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”) (superseded by ASC topic 815-10-65), which established disclosure requirements for hedging activities. SFAS No. 161 requires that entities disclose the purpose and strategy for using derivative instruments and include discussion regarding the method for accounting for the derivative and the related hedged items under SFAS No. 133 and the derivative and related hedged items’ effect on a company’s financial statements. SFAS No. 161 also requires quantitative disclosures about the fair values of derivative instruments and their gains or losses in tabular format as well as discussion regarding contingent credit-risk features in derivative agreements and counterparty risk. The statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2008. The adoption did not have any effect on our results of operations or financial position.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”) (superseded by ASC topic 855-10-5). SFAS No. 165 provides guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. SFAS No. 165 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption did not have any effect on our results of operations or financial position.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 (“SFAS No. 168”) (superseded by ASC topic 105-10-5). SFAS No. 168 stipulates the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption did not have any effect on our financial statements.

Factors Affecting Comparability

Factors which are fundamental to understanding comparisons of our period-to-period financial performance for both historical and future periods include those discussed below.

Refinery Acquisition

Effective July 1, 2008, Alon USA completed the acquisition of our refinery and related assets through the acquisition of all of the capital stock of Valero Refining Company — Louisiana from Valero. The purchase price was $333.0 million in cash plus approximately $141.5 million for working capital, including inventories, as well as future consideration due in the form of earnout payments due from us based on the average market prices for crude oil, regular unleaded gasoline, and ultra low sulfur diesel in each of the three twelve month periods following the acquisition. The purchase of our refinery by Alon USA and related financing transactions increased the property, plant and equipment value to $341.7 million, inventories to $145.0 million, and debt by $443.5 million. Additionally, inventory adjustments of $61.2 million and $127.4 million were made to cost of sales for the three months ended September 30, 2008 and six months ended December 31, 2008, respectively, related to the acquisition. In 2009, we increased property, plant and equipment by an additional $35.0 million as a result of the amended earnout agreement with Valero.

Hurricane Activity

The aftermath of Hurricanes Gustav and Ike in the third quarter of 2008 resulted in the shutdown of approximately 25% of the refining capacity in the United States which greatly influenced the production and supply of both crude oil and refined products throughout the United States. Hurricanes Gustav and Ike directly affected our refinery by causing power outages and crude oil supply disruption which reduced our refinery throughput volumes.

2008 Hedging Agreement

Contemporaneously with the acquisition of our refinery, we entered into the 2008 Hedging Agreement consisting of futures contracts for the forward purchase of crude oil and the forward sale of heating oil covering 14,849,750 barrels over a 27 month period. As of December 31, 2008, the mark-to-market value of the heating oil crack spread hedge was $116.7 million and was recorded as a reduction to cost of sales. In April 2009, the 2008 Hedging Agreement was terminated at a value of $139.3 million for which we received proceeds of $133.6 million and recorded a charge to interest expense of $5.7 million. In connection with the termination of the 2008 Hedging Agreement, we also received $50.0 million from the release of cash collateral previously pledged by us to support obligations under the 2008 Hedging Agreement.

Term Loan Refinancing

In October 2009, we issued the outstanding notes in an offering exempt from registration under the Securities Act. As a result of the offering, our total outstanding debt and interest expense will increase in future periods.

Throughput

In 2007, refinery throughput was reduced due to operational constraints and a flue gas cooler replacement in the Residual FCC. In 2008, refinery throughput was reduced due to the hurricane activity discussed above and the effects of regularly scheduled maintenance during the first nine months of 2008. In the nine months ended September 30, 2009, refinery throughput was reduced due to our optimization of throughput to respond to declining margins, to reduce borrowings under the Revolving Credit Facility prior to the amendments to our credit facilities in April 2009 and due to the effects of regularly scheduled maintenance.

Safety, reliability and the environmental performance of our refinery is critical to our financial performance. The financial impact of planned downtime, such as a turnaround or major maintenance project, is mitigated through a diligent planning process that considers product availability, margin environment and the availability of resources to perform the required maintenance. Due to the refinery operating margin environment, we accelerated the turnaround that was originally scheduled for the first quarter of 2010 to November 2009. Also, we have extended the refinery downtime beyond the turnaround due to further distressed refinery operating margins which are currently lower than operating expenses.

Results of Operations

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

	Successor	Predecessor	Successor	Combined
	Nine Months	Six Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30, 2009	June 30, 2008	September 30, 2008	September 30, 2008
	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(Dollars in thousands, except per barrel data and pricing statistics)

Statement of Operations Data:
Net sales	$990,511	$1,539,629	$678,926	$2,218,555
Cost of sales	866,197	1,543,665	701,434	2,245,099
Direct operating expenses	58,959	43,721	21,153	64,874
Selling, general and administrative expenses	4,810	1,909	438	2,347
Depreciation and amortization expenses	14,735	4,841	4,870	9,711

Operating income (loss)	45,810	(54,507)	(48,969)	(103,476)
Other income, net	6	2	247	249
Interest expense	(38,776)	—	(12,007)	(12,007)

Income (loss) before income tax benefit	7,040	(54,505)	(60,729)	(115,234)
Income tax benefit	—	(19,680)	—	(19,680)

Net income (loss)	$7,040	$(34,825)	$(60,729)	$(95,554)

Operating Data:
Refinery Throughput (bpd):
Light sweet crude	28,755			31,375
Heavy sweet crude	24,691			30,821
Blendstocks	3,862			1,860

Total refinery throughput	57,308			64,056

Refinery Production (bpd):
Gasoline	26,628			26,493
Diesel/Jet	25,288			30,824
Heavy oils	1,151			1,464
Others	5,090			6,253

Total refinery production	58,157			65,034

Key Operating Statistics:
Refinery utilization	64.3%			74.8%
Per barrel of throughput:
Refinery operating margin	$6.62			$1.98
Refinery direct operating expense	3.77			3.71
Capital expenditures	5,192			7,781
Capital expenditures for turnaround and catalyst	2,250			1,858
Pricing Statistics:
WTI crude oil (per barrel)	$57.03			$113.34
2/1/1 Gulf Coast high sulfur diesel crack spread (per barrel)	7.14			13.15
Gulf Coast unleaded gasoline (cpg)	154.5			286.3
Gulf Coast high sulfur diesel (cpg)	151.0			316.0

Net Sales.  Net sales in the first nine months of 2009 decreased by $1,228.1 million, or 55.4%, to $990.5 million from $2,218.6 million in the first nine months of 2008. The decrease in net sales was primarily due to lower refined product prices and lower refinery throughput. The decrease in refined product prices we experienced was similar to the price decrease experienced in the Gulf Coast markets. The average price of Gulf Coast unleaded gasoline in the first nine months of 2009 decreased 131.8 cpg, or 46.0%, to 154.5 cpg, compared to 286.3 cpg in the first nine months of 2008. The average Gulf Coast high sulfur diesel price in the first nine months of 2009 decreased 165.0 cpg, or 52.2%, to 151.0 cpg compared to 316.0 cpg in the first nine months of 2008. Total refinery throughput in the first nine months of 2009 averaged 57,308 bpd compared to a total refinery throughput average of 64,056 bpd in the first nine months of 2008, a decrease of 10.5%.

Cost of Sales.  Cost of sales in the first nine months of 2009 decreased by $1,378.9 million, or 61.4%, to $866.2 million from $2,245.1 million in the first nine months of 2008. The decrease in cost of sales was primarily due to lower crude oil prices and inventory adjustments charged to cost of sales in the first six months of 2008 of $57.8 million (“predecessor” charges) and a 2008 acquisition related charge to costs of sales. These costs were partially offset by lower refinery throughput. The average price of WTI crude oil in the first nine months of 2009 decreased $56.31 per barrel, or 49.7%, to $57.03 per barrel, compared to $113.34 per barrel in the first nine months of 2008.

Direct Operating Expenses.  Direct operating expenses in the first nine months of 2009 decreased to $59.0 million from $64.9 million in the first nine months of 2008, a decrease of $5.9 million, or 9.1%. This decrease was primarily attributable to lower catalyst expenditures and also lower natural gas prices in 2009.

Selling, General and Administrative Expenses.  SG&A expenses in the first nine months of 2009 increased to $4.8 million from $2.3 million in the first nine months of 2008, an increase of $2.5 million, or 108.7%. This increase was primarily due to increased costs resulting from the further integration of our refinery with Alon USA’s consolidated operations.

Depreciation and Amortization Expenses.  Depreciation and amortization expenses in the first nine months of 2009 increased to $14.7 million from $9.7 million in the first nine months of 2008, an increase of $5.0 million, or 51.5%. This increase was primarily attributable to the depreciation expense related to the fair market value adjustments for assets acquired in the acquisition of our refinery in July 2008 and the increase to property, plant and equipment in 2009 related to the amended earnout agreement with Valero.

Operating income (loss).  Operating income (loss) in the first nine months of 2009 increased to $45.8 million from ($103.5) million in the first nine months of 2008, an increase of $149.3 million. This increase was primarily attributable to the previously mentioned inventory charges to costs of sales in the first nine months of 2008, higher direct operating expenses in 2008 and increases in our refinery operating margin in 2009, partially offset by an increase in depreciation and amortization expenses in 2009.

Interest expense.  Interest expense in the first nine months of 2009 was $38.8 million compared to $12.0 million in the first nine months of 2008. The increase was primarily due to the inclusion of an additional six months of interest on borrowings and letter of credit fees related to the acquisition of our refinery in July 2008 and our subsequent operations.

Income tax benefit.  Income tax in the first nine months of 2009 was $0.0 million compared to an income tax benefit of ($19.7) million in the first nine months of 2008. This decrease primarily resulted from a zero percent effective tax rate in the first nine months of 2009 due to a projected effective tax rate of zero percent, including the valuation allowance, for the full year 2009.

Net income (loss).  Net income (loss) increased to $7.0 million in the first nine months of 2009 from ($95.6) million in the first nine months of 2008. This increase was attributable to the factors discussed above.

Year ended December 31, 2008 compared to year ended December 31, 2007

	Predecessor	Successor	Combined	Predecessor
	Six Months	Six Months	Twelve Months
	Ended	Ended	Ended	Year Ended
	June 30, 2008	December 31, 2008	December 31, 2008	December 31, 2007
			(Unaudited)
	(Dollars in thousands, except per barrel data and pricing statistics)

Statement of Operations Data:
Net sales	$1,539,629	$1,054,397	$2,594,026	$2,293,486
Cost of sales	1,543,665	987,536	2,531,201	2,143,920
Direct operating expenses	43,721	45,375	89,096	84,388
Selling, general and administrative expenses	1,909	903	2,812	4,632
Depreciation and amortization expenses	4,841	8,492	13,333	9,677

Operating income (loss)	(54,507)	12,091	(42,416)	50,869
Other income, net	2	256	258	1
Interest expense	—	(24,382)	(24,382)	—

Income (loss) before income tax expense (benefit)	(54,505)	(12,035)	(66,540)	50,870
Income tax expense (benefit)	(19,680)	—	(19,680)	17,276

Net income (loss)	$(34,825)	$(12,035)	$(46,860)	$33,594

Operating Data:
Refinery Throughput (bpd):
Light sweet crude			35,785	39,678
Heavy sweet crude			24,421	30,484
Blendstocks			2,323	6,362

Total refinery throughput			62,529	76,524

Refinery Production (bpd):
Gasoline			26,403	33,702
Diesel/Jet			29,624	33,793
Heavy oils			1,484	3,418
Others			5,892	6,218

Total refinery production			63,403	77,131

Key Operating Statistics:
Refinery utilization			72.5%	84.4%
Per barrel of throughput:
Refinery operating margin			$3.21	$5.35
Refinery direct operating expense			3.89	3.02
Capital expenditures			9,948	9,001
Capital expenditures for turnaround and catalyst			1,858	995
Pricing Statistics:
WTI crude oil (per barrel)			$99.56	$72.32
2/1/1 Gulf Coast high sulfur diesel crack spread (per barrel)			11.28	12.80
Gulf Coast unleaded gasoline (cpg)			247.1	204.5
Gulf Coast high sulfur diesel (cpg)			280.8	200.8

Net Sales.  Net sales in 2008 increased by $300.5 million, or 13.1%, to $2,594.0 million from $2,293.5 million in 2007. The increase in net sales was primarily due to higher refined product prices, partially offset by lower refinery throughput. The increase in refined product prices we experienced was similar to the price increase experienced in the Gulf Coast markets. The average price of Gulf Coast unleaded gasoline in 2008 increased 42.6 cpg, or 20.8%, to 247.1 cpg, compared to 204.5 cpg for 2007. The average Gulf Coast high sulfur diesel price in 2008 increased 80.0 cpg, or 39.8%, to 280.8 cpg compared to 200.8 cpg in 2007. Total refinery throughput in 2008 averaged 62,529 bpd at our refinery compared to a total refinery throughput average of 76,524 bpd in 2007, a decrease of 18.3%.

Cost of Sales.  Cost of sales in 2008 increased by $387.3 million, or 18.1%, to $2,531.2 million from $2,143.9 million in 2007. The increase in cost of sales was primarily due to inventory adjustments charged to cost of sales in the first six months of 2008 in the total amount of $57.8 million and to higher crude oil prices, partially offset by lower refinery throughput. The average price of WTI crude oil in 2008 increased $27.24 per barrel, or 37.7%, to $99.56 per barrel, compared to $72.32 per barrel in 2007.

Direct Operating Expenses.  Direct operating expenses in 2008 increased to $89.1 million from $84.4 million in 2007, an increase of approximately $4.7 million, or 5.6%.

Selling, General and Administrative Expenses.  SG&A expenses in 2008 decreased to $2.8 million from $4.6 million in 2007, a decrease of approximately $1.8 million, or 39.1%. The decrease is primarily due to lower administrative costs as a result of the acquisition of our refinery in July 2008.

Depreciation and Amortization Expenses.  Depreciation and amortization expenses in 2008 increased to $13.3 million from $9.7 million in 2007, an increase of approximately $3.6 million, or 37.1%. This increase was primarily attributable to the depreciation expense related to the fair market value adjustments for assets acquired in the acquisition of our refinery in July 2008.

Operating income (loss).  Operating income (loss) in 2008 decreased to ($42.4) million from $50.9 million in 2007, a decrease of $93.3 million. This decrease was primarily attributable to the decrease in our refinery operating margin and the increase in depreciation and amortization expenses. The decrease in refinery operating margin was due primarily to the inventory adjustments to cost of sales described above and to decreases experienced in the Gulf Coast 2/1/1 crack spread. Our refinery operating margin in 2008 decreased $2.14 per barrel to $3.21 per barrel, compared to $5.35 per barrel in 2007. The Gulf Coast 2/1/1 crack spread in 2008 decreased $1.52 per barrel to an average of $11.28 per barrel, compared to an average of $12.80 per barrel in 2007, a decrease of 11.9%.

Interest expense.  Interest expense for 2008 was $24.4 million compared to $0.0 million in 2007. The increase was primarily due to interest on borrowings and letter of credit fees related to the acquisition of our refinery in July 2008 and our subsequent operations.

Income tax expense (benefit).  Income tax expense (benefit) in 2008 was ($19.7) million compared to income tax expense (benefit) of $17.3 million in 2007. This decrease resulted from our pre-tax loss in 2008 compared to pre-tax income in 2007 and a lower effective tax rate in 2008 due to a valuation allowance on deferred tax assets of $4.5 million. Our effective tax rate was 29.6% in 2008, compared to an effective tax rate of 34.0% in 2007.

Net income (loss).  Net income (loss) decreased to ($46.9) million in 2008 from $33.6 million in 2007. This decrease was attributable to the factors discussed above.

Year ended December 31, 2007 compared to year ended December 31, 2006

	Predecessor
	Year Ended December 31,
	2007	2006
	(Dollars in thousands, except per barrel data and pricing statistics)

Statement of Operations Data:
Net sales	$2,293,486	$2,450,200
Cost of sales	2,143,920	2,245,070
Direct operating expenses	84,388	72,754
Selling, general and administrative expenses	4,632	4,921
Depreciation and amortization expenses	9,677	8,259

Operating income	50,869	119,196
Other income, net	1	34

Income before income tax expense	50,870	119,230
Income tax expense	17,276	43,510

Net income	$33,594	$75,720

Operating Data:
Refinery Throughput (bpd):
Light sweet crude	39,678	50,060
Heavy sweet crude	30,484	25,695
Blendstocks	6,362	12,478

Total refinery throughput	76,524	88,233

Refinery Production (bpd):
Gasoline	33,702	41,750
Diesel/Jet	33,793	35,886
Heavy oils	3,418	4,476
Others	6,218	6,963

Total refinery production	77,131	89,075

Key Operating Statistics:
Refinery utilization	84.4%	91.2%
Per barrel of throughput:
Refinery operating margin	$5.35	$6.37
Refinery direct operating expense	3.02	2.26
Capital expenditures	9,001	38,106
Capital expenditures for turnaround and catalyst	995	3,773
Pricing Statistics:
WTI crude oil (per barrel)	$72.32	$66.06
2/1/1 Gulf Coast high sulfur diesel crack spread (per barrel)	12.80	10.31
Gulf Coast unleaded gasoline (cpg)	204.5	182.9
Gulf Coast high sulfur diesel (cpg)	200.8	180.7

Net Sales.  Net sales in 2007 decreased by $156.7 million, or 6.4%, to $2,293.5 million from $2,450.2 million in 2006. The decrease in net sales was primarily due to lower refinery throughput, partially offset by increased refined product prices. The increase in refined product prices we experienced was similar to the price increases experienced in the Gulf Coast markets. The average price of Gulf Coast unleaded gasoline in 2007 increased 21.6 cpg, or 11.8%, to 204.5 cpg, compared to 182.9 cpg in 2006. The average Gulf Coast high sulfur diesel price in 2007 increased 20.1 cpg, or 11.1%, to 200.8 cpg compared to 180.7 cpg in 2006. Total refinery throughput in 2007 averaged 76,524 bpd compared to a total refinery throughput average of 88,233 bpd in 2006, a decrease of 13.3%.

Cost of Sales.  Cost of sales in 2007 decreased by $101.2 million, or 4.5%, to $2,143.9 million from $2,245.1 million in 2006. The decrease in cost of sales was primarily due to lower refinery throughput volumes, partially offset by higher crude oil prices. The average price of WTI crude oil in 2007 increased $6.26 per barrel, or 9.5%, to $72.32 per barrel, compared to $66.06 per barrel in 2006.

Direct Operating Expenses.  Direct operating expenses in 2007 increased to $84.4 million from $72.8 million in 2006, an increase of approximately $11.6 million, or 15.9%. This increase was primarily attributable to higher maintenance expense related to replacement of the flue gas cooler on the Residual FCC.

Selling, General and Administrative Expenses.  SG&A expenses in 2007 decreased to $4.6 million from $4.9 million in 2006, a decrease of approximately $0.3 million, or 6.1%.

Depreciation and Amortization Expenses.  Depreciation and amortization expenses in 2007 increased to $9.7 million from $8.3 million in 2006, an increase of approximately $1.4 million, or 16.9%. This increase was primarily attributable to the completion of the GDU in 2006.

Operating income.  Operating income in 2007 decreased to $50.9 million from $119.2 million in 2006, a decrease of $68.3 million, or 57.3%. This decrease was primarily attributable to lower refinery throughput, the decrease in our refinery operating margin and the increase in direct operating expenses and depreciation and amortization expenses described above. Our refinery operating margin in 2007 decreased $1.02 per barrel to $5.35 per barrel, compared to $6.37 per barrel in 2006. This decrease in refinery operating margin was primarily due to higher prices for the crude oils acquired for our refinery relative to WTI, partially offset by increases experienced in the Gulf Coast 2/1/1 crack spread. The Gulf Coast 2/1/1 crack spread in 2007 increased $2.49 per barrel to an average of $12.80 per barrel, compared to an average of $10.31 per barrel in 2006, an increase of 24.2%.

Income tax expense.  Income tax expense in 2007 was $17.3 million compared to income tax expense of $43.5 million in 2006. This decrease primarily resulted from our lower pre-tax income in 2007 compared to 2006. Our effective tax rate was 34.0% in 2007, compared to an effective tax rate of 36.5% in 2006.

Net income.  Net income in 2007 decreased to $33.6 million from $75.7 million in 2006. This decrease was attributable to the factors discussed above.

Off-Balance Sheet Arrangements

We are not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material current or future impact on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Earnout Agreement with Valero

In connection with Alon USA’s acquisition of our refinery, we entered into an earnout agreement with Valero, dated as of July 3, 2008, providing for three payments over a three-year period to Valero based on the average market prices for crude oil, regular unleaded gasoline, and ultra low sulfur diesel in each of the three twelve-month periods following the acquisition compared to minimum thresholds. Each of the earnout payments, if applicable, was to be paid within 30 days of each of the first three anniversaries of the date of the earnout agreement. In August 2009, we amended the earnout agreement with Valero to replace future earnout payments with fixed future payments. We paid approximately $17.5 million to Valero in August 2009 and have agreed to pay an additional sum of approximately $17.5 million to Valero in eight installments of approximately $2.2 million per quarter commencing in the fourth quarter of 2009 and ending in the third quarter of 2011 for earnout payments in an aggregate amount of $35.0 million. If we do not make these payments to Valero on a timely basis we will be required to pay additional interest on the unpaid balance of the earnout payments. If we default under the agreement, Valero may accelerate the payments and pursue other remedies.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from operating activities, cash balances and the Revolving Credit Facility. Although our parent company and its parent have previously made certain contributions to our capital, neither has any obligation to make any such contributions in the future.

We believe that cash generated from operating activities and amounts available for borrowing under the Revolving Credit Facility will be adequate to fund our capital expenditures and working capital requirements for the next twelve months.

In April 2009, we entered into amendments to our Term Loan and the Revolving Credit Facility (the “Loan Amendments”). In connection with the Loan Amendments, we also agreed to unwind and terminate the 2008 Hedging Agreement. In accordance with the terms of the Loan Amendments, approximately $133.6 million of the proceeds from the termination of the 2008 Hedging Agreement, including $50.0 million of cash collateral that we previously deposited in support of our obligations under the 2008 Hedging Agreement, was used for the prepayment of principal under the Term Loan. The remaining $50.0 million of proceeds was used to reduce borrowings under the Revolving Credit Facility. As a result of these payments, the principal amount of the Term Loan was reduced to approximately $163.8 million and cash outstanding borrowings under the Revolving Credit Facility were reduced by approximately $50.0 million.

Further, in connection with the Loan Amendments, Alon USA and its affiliates invested an additional $25.0 million in our company and arranged for the issuance by a third party financial institution of $25.0 million letters of credit on behalf of our company and without recourse to us. These contributions, together with the proceeds from the termination of the 2008 Hedging Agreement, provided us with total proceeds and support of approximately $233.6 million in connection with the Loan Amendments.

The Loan Amendments provided for, among other things, (i) adjustments to the Term Loan’s maintenance financial covenants through 2010 and interest rates, (ii) waiver of certain defaults which may have arisen under the Term Loan, (iii) adjustments to the Revolving Credit Facility’s interest rates and advance rates for borrowings, and (iv) a reduction in the available commitment amount under the Revolving Credit Facility from $300.0 million to $250.0 million with the ability to increase the commitment amount to $275.0 million upon our request and, under certain circumstances and subject to the satisfaction of certain conditions, up to $400.0 million.

In October 2009, we issued the outstanding notes in the aggregate principal amount of $216.5 million in an offering exempt from registration under the Securities Act. A portion of the proceeds from the issuance of the outstanding notes was used to prepay in full the $163.8 million Term Loan.

Cash Flows

The following table summarizes our net cash provided by or used in our operating activities, investing activities and financing activities for 2008, 2007 and 2006 and the first nine months of 2009 and 2008:

	Combined	Predecessor		Successor	Combined
	Year Ended December 31,			Nine Months Ended September 30,
	2008	2007	2006	2009	2008
	(Unaudited)			(Unaudited)
	(Dollars in thousands)

Net cash provided by (used in):
Operating activities	$(8,400)	$26,678	$77,724	$235,823	$30,534
Investing activities	(492,540)	(9,992)	(41,876)	(24,963)	(489,532)
Financing activities	500,927	(16,684)	(35,843)	(210,860)	459,249

Net increase (decrease) in cash and cash equivalents	$(13)	$2	$5	$—	$251

Cash Flows Provided By (Used In) Operating Activities

Net cash provided by operating activities was $235.8 million in the first nine months of 2009 compared to cash provided by operating activities of $30.5 million for the same period in 2008. The increase in cash provided by operating activities primarily reflects the higher net income in the first nine months of 2009 compared to the same period in 2008 and the receipt of proceeds from the termination of the 2008 Hedging Agreement.

Net cash used in operating activities was ($8.4) million in 2008 compared to cash provided by operating activities of $26.7 million in 2007. The decrease in cash provided by operating activities primarily reflects lower 2008 net income compared to 2007 net income, adjusted for non-cash reconciling items, primarily the 2008 unrealized gains from hedging activities. The adjusted net income effects were partially offset by 2008 working capital improvements including inventories.

Net cash provided by operating activities was $26.7 million and $77.7 million in 2007 and 2006, respectively. The decrease in cash provided by operating activities primarily reflects lower net income in 2007 compared to 2006, adjusted for non-cash reconciling items.

Cash Flows Used In Investing Activities

Net cash used in investing activities has principally been used for capital expenditures, including expenditures for turnarounds and catalysts. Capital expenditures were $7.4 million and $9.6 million for the first nine months of 2009 and 2008, respectively. Capital expenditures were $11.8 million, $10.0 million and $41.9 million in 2008, 2007 and 2006, respectively. The higher 2006 capital expenditures include expenditures related to the installation of the GDU. Additionally, cash used in investing activities for the first nine months of 2008 includes $480.2 million used to purchase our refinery and working capital items, including initial inventories. This amount is partially offset by payments under the amended earnout agreement with Valero of $17.5 million in August 2009.

Cash Flows Provided By (Used In) Financing Activities

Net cash used in financing activities was ($210.9) million in the first nine months of 2009 compared to net cash provided by financing activities of $459.2 million in the first nine months of 2008. This increase in cash used in the first nine months of 2009 was primarily the utilization of cash from the termination of the 2008 Hedging Agreement, equity contributions received from our parent company and its parent company and cash from operations for the repayment of borrowings under the Term Loan and Revolving Credit Facility. Cash provided by financing activities for the first nine months of 2008 reflects the proceeds from the Term Loan and Revolving Credit Facility and contributions from our parent company and its parent company, used for the acquisition of our refinery and working capital items, including initial inventories. Cash provided by financing activities for 2008 of $500.9 million reflects the proceeds from the Term Loan and Revolving Credit Facility and contributions from our parent company and its parent company, used for the acquisition of our refinery and working capital items, including initial inventories. Net cash used in financing activities was ($16.7) million and ($35.8) million in 2007 and 2006, respectively.

Summary of Indebtedness

Term Loan

In connection with the acquisition of our refinery on July 3, 2008, we entered into a Term Loan Agreement under which Wells Fargo Bank, N.A. served as agent. The Term Loan was scheduled to mature July 2014 and required us to make quarterly principal payments of $2.1 million scheduled to begin in March 2010. At September 30, 2009 and December 31, 2008, the outstanding balance was $163.8 million and $302.0 million, respectively.

On April 9, 2009, we and Alon Refining Louisiana, Inc. (“ARL”) entered into a first amendment agreement to the Term Loan. As part of the first amendment, the parties agreed to liquidate the heating oil crack spread hedge of which $133.6 million of proceeds were used to reduce the Term Loan principal balance. Also as part of the first amendment, less restrictions were placed on the maintenance financial covenants through 2010. The amended Term Loan bore interest at the Eurodollar rate plus a blended average spread of 9.1% per annum and a minimum Eurodollar rate floor of 3.25% per annum.

The Term Loan was secured by a first lien on substantially all of the assets of the Company, except for cash, accounts receivable and inventory, and a second lien on cash, accounts receivable and inventory. The Term Loan also contained restrictive covenants such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, certain investments and restricted payments. Under the Term Loan, we were required to comply with a debt service ratio, a leverage ratio, and a capital expenditure limitation.

In October 2009, we issued the outstanding notes in the aggregate principal amount of $216.5 million in an offering exempt from registration under the Securities Act. The outstanding notes mature on October 15, 2014 and bear interest at the rate of 13 1/2% per annum.

We received gross proceeds of $205.4 million, after original issuance discount, from the sale of the outstanding notes (before fees and expenses related to the offering). In connection with the closing, we made a prepayment of $163.8 million, representing the then outstanding principal balance on the Term Loan, with the proceeds received from the issuance of the outstanding notes. The remaining proceeds from the offering will be used for general corporate purposes.

The terms of the outstanding notes are governed by an indenture, dated as of October 22, 2009, by and between Wilmington Trust FSB, as trustee (the “Indenture”) and us. Interest is payable semi-annually in arrears on April 15 and October 15, commencing on April 15, 2010. The obligations under the Indenture are secured by a first priority lien on our property, plant and equipment and a second priority lien on our cash, accounts receivable and inventory.

In connection with the prepayment in full of the Term Loan, we will record a write-off of unamortized debt issuance costs of $20.5 million in the fourth quarter of 2009.

Revolving Credit Facility

We are a party to a Revolving Credit Facility, under which Bank of America, N.A. acts as agent. This facility is guaranteed by ARL and is secured by a first lien on ARL’s and our cash, accounts receivable and inventory, and a second lien on our remaining assets. The Revolving Credit Facility can be used both for borrowings and the issuance of letters of credit, subject to a facility limit of the lesser of $250.0 million or the amount of the borrowing base under the facility. Borrowings under the Revolving Credit Facility bear interest at a rate based on a margin over the Eurodollar rate, which margin was 4.0% as of September 30, 2009. The Revolving Credit Facility also contains customary restrictive covenants, such as restrictions on liens, mergers, consolidation, sales of assets, capital expenditures, additional indebtedness, investments, hedging transactions and certain restricted payments. The Revolving Credit Facility matures on July 3, 2013.

We have the ability to increase the commitment amount to $275.0 million upon our request and, under certain circumstances and subject to the satisfaction of certain conditions, up to $400.0 million.

At September 30, 2009 and December 31, 2008, the Revolving Credit Facility had outstanding loan balances of $5.4 million and $147.1 million and outstanding letters of credit of $148.9 million and $68.3 million, respectively. Our availability under the Revolving Credit Facility as of September 30, 2009 was approximately $37.0 million.

Capital Spending

Each year our Board of Directors approves capital projects, including regulatory and planned turnaround projects that our management is authorized to undertake in our annual capital budget. Additionally, at times when conditions warrant or as new opportunities arise, other projects or the expansion of existing projects may be approved. Our capital expenditure projections, including expenditures for fixed-bed catalyst and turnarounds, for 2009 is approximately $24.0 million, of which approximately $17.0 million is related to fixed-bed catalyst and turnarounds and approximately $7.0 million is related to various improvement and sustaining projects.

Contractual Obligations

Our contractual obligations as of September 30, 2009 are summarized by years to maturity as follows:

	Payment Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(Dollars in thousands)

Contractual Cash Obligations:
Long-term debt obligations	$169,222	$6,225	$12,490	$150,507	$—
Operating lease obligations	4,534	478	656	540	2,860
Earnout agreement with Valero	17,479	8,729	8,750	—	—

Total contractual cash obligations	$191,235	$15,432	$21,896	$151,047	$2,860

This table does not reflect the issuance of the outstanding notes or the prepayment of the Term Loan.

Quantitative and Qualitative Disclosure about Market Risk

Changes in commodity prices and purchased fuel prices are our primary sources of market risk. Alon USA’s risk management committee oversees all activities associated with the identification, assessment and management of our market risk exposure.

We are exposed to market risks related to the volatility of crude oil and refined product prices, as well as volatility in the price of natural gas used in our refinery operations. Our financial results can be affected significantly by fluctuations in these prices, which depend on many factors, including demand for natural gas, crude oil, gasoline and other refined products, changes in the economy, worldwide production levels, worldwide inventory levels and governmental regulatory initiatives. Alon USA’s risk management strategy identifies circumstances in which we may utilize the commodity futures market to manage risk associated with these price fluctuations.

In order to manage the uncertainty relating to inventory price volatility, we have consistently applied a policy of maintaining inventories at or below a targeted operating level. In the past, circumstances have occurred, such as timing of crude oil cargo deliveries, turnaround schedules or shifts in market demand that have resulted in variances between our actual inventory level and our desired target level. Upon the review and approval of Alon USA’s risk management committee, we may utilize the commodity futures market to manage these anticipated inventory variances. In addition, we have entered into and regularly evaluate opportunities to provide us with a minimum fixed cash flow stream on the volume of products hedged during the hedge term and to protect against volatility on commodity prices.

We maintain inventories of crude oil, refined products and blendstocks, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. As of September 30, 2009, we held approximately 1.0 million barrels of crude oil and product inventories valued under the LIFO valuation method with an average cost of $57.03 per barrel. Market value exceeded carrying value of LIFO costs by $14.5 million. We refer to this excess as our LIFO reserve. If the market value of these inventories had been $1.00 per barrel lower, our LIFO reserve would have been reduced by $1.0 million.

INDUSTRY OVERVIEW

The following discussion is intended to provide background information concerning the industry in which we operate. Please note, however, that industry trends or other factors discussed below may not affect our business in the same manner or to the same degree as the industry generally. Some of the information included in the following discussion is based on predictions and projections. These predictions and projections are subject to inherent uncertainties. Consequently, actual results may differ materially from those expressed in or implied by these predictions and projections. See “Cautionary Statement Regarding Forward-Looking Statements”. For specific information about our business and operating results, see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information contained in this prospectus.

Overview

Oil refining is the process of separating hydrocarbon atoms present in crude oil and converting them into marketable finished petroleum products, such as gasoline and diesel fuel. Refining is primarily a margin-based business where both the feedstocks and refined finished petroleum products are commodities. Refiners create value by selling refined petroleum products at prices higher than the costs of acquiring crude oil and converting it into finished products.

We believe the following trends affect our industry:

Shifting Demand for Distillates

The demand for distillates according to EIA is expected to outpace demand for gasoline in the future. The demand for gasoline is expected to decrease at a CAGR of (0.5)% through 2030 while the demand for distillate fuel oil is expected to grow at a CAGR of 1.3% through 2030.

Source: An Updated Annual Energy Outlook 2009, Energy Information Administration.

Distillate demand in the United States is highly correlated with industrial production, reflecting the use of diesel for the transportation of goods by truck and rail. Distillate demand is also affected by commercial airline activity. As a result, distillate demand has been significantly affected by the recent economic downturn. In August 2009, the Institute for Supply Management Index, a leading indicator of U.S. industrial production, reached its highest point since June 2007, indicating potential recovery in industrial production. Due to the high correlation between industrial production and distillate demand, continued economic recovery is likely to lead to increased distillate demand. We believe distillate demand is supported not only by economic recovery, but also by the limited feasible alternatives for diesel and jet fuel in commercial transportation and aviation compared to alternative fuels and technologies that may affect the demand for gasoline in private transportation, such as ethanol, electricity and diesel.

Source: EIA and Federal Reserve Bank of Dallas.

Relative to gasoline, diesel is more fuel efficient and produces less carbon emissions. In a 2005 study, Argonne National Laboratory analyzed the Well-to-Wheels fuel efficiency and gas emissions for different fuels and found that clean diesel is 20% more fuel efficient than gasoline and produces 20% fewer greenhouse gases than gasoline.

Source: Argonne National Laboratory, Well-to-Wheels Analysis of Advanced Fuel/Vehicle Systems — A North American Study of Energy Use, Greenhouse Gas Emissions, and Criteria Pollutant Emissions.

In 2007, Corporate Average Fuel Economy Standards (CAFE) were revised for the first time in 30 years to require fuel mileage of 35 mpg by 2020 for passenger cars and light trucks. In September 2009, the United States Environmental Protection Agency (“EPA”) proposed enacting regulations that would require a 35.5 mpg standard by 2016. 2009 standards require 27.5 mpg for cars and 23.1 mpg for light trucks. As diesel is more fuel efficient than gasoline, we believe this will drive demand for diesel automobiles and diesel fuel.

Proposed cap and trade legislation, which has passed the United States House of Representatives, would cap the level of annual U.S. emissions and would increase the cost of refining and refined products. While we cannot predict the outcome of these initiatives, we believe there is significant pressure to reduce gasoline consumption and greenhouse emissions in the United States, and that demand will be shifted towards cleaner, more efficient fuel sources, such as diesel.

We believe that our refinery is well positioned to leverage these changing demand patterns. According to EIA, the average distillate yield for U.S. refineries was 26.9% during the first nine months of 2009, while our refinery has a 40% to 50% distillate yield. In addition, refining light crude oil requires less processing and therefore produces less carbon than refining heavy crude oil, which makes our carbon footprint relatively smaller.

Focus on Reducing Carbon Emissions

There is a broad focus in the United States and much of the world on reducing greenhouse gas emissions. As noted above, the U.S. House of Representatives has passed, among other environmental initiatives, legislation that would cap the level of annual U.S. carbon emissions. We believe that in an environment where there is an increasing cost of carbon emissions, our refinery would be advantaged. We believe that relative to our peers, our refinery has lower carbon emissions due to our utilization of fewer processing units and less energy to process low sulfur crude oils. According to the Solomon Study, our refinery has carbon and greenhouse gas emissions well below similarly-sized refineries.

Narrow Light-Heavy Spreads

From 2004 to 2008, the cost of heavy crude oil, represented by Maya Mexican crude oil, was on average $13.95 less expensive per barrel than light crude oil, represented by WTI crude oil. Recent OPEC cuts and the natural decline of production in Mexico have resulted in lower production of heavy crude oil grades and narrowing price differentials. During the first nine months of 2009, the light-heavy spread averaged $5.05 per barrel.

Note: Analysis uses average daily closing prices for the period presented for WTI as light crude oil and Maya Mexican as heavy crude oil. Source: Platts Oilgram News.

A refinery processing predominately heavy crude oils generates a higher volume of crude tower bottoms and must perform additional processing with specialized processing units, such as cokers, to process these bottoms into high-value refined products such as gasoline and distillates. The capital investment and operating costs for this additional processing makes it less economic to utilize these units when light-heavy spreads contract.

We believe that in an environment of narrow light-heavy spreads, we are advantaged due to our processing configuration and predominately light crude oil slate.

BUSINESS

Our Refinery

Alon Refining Krotz Springs, Inc., a Delaware corporation formed in May 2008 and a subsidiary of Alon USA, owns and operates a high conversion crude oil refinery with a crude oil throughput capacity of approximately 83,100 bpd. Placed into service in 1980, our refinery is the second newest complex, grassroots refinery built in the United States. Our refinery is strategically located on the Atchafalaya River in central Louisiana at the intersection of two crude oil pipeline systems and has direct access to the Colonial Pipeline, providing us with diversified access to both locally sourced and foreign crude oils, as well as distribution of our products to markets throughout the Southern and Eastern United States and along the Mississippi and Ohio Rivers.

In industry terms, our refinery is characterized as a “mild residual cracking refinery,” which generally refers to a refinery utilizing vacuum distillation and catalytic cracking processes in addition to basic distillation and naphtha reforming processes to minimize low quality black oil production and to produce higher yields of light products such as gasoline, diesel and jet fuel. Our refinery’s Residual FCC allows us to produce a high percentage of light products with fewer processing units and lower maintenance costs compared to refineries utilizing conventional FCC technologies. In addition to the Residual FCC, our refinery’s main processing units include a crude unit and an associated vacuum unit, a catalytic reformer unit, a polymerization unit and an isomerization unit.

Our refinery has the capability to process substantial volumes of low-sulfur, or sweet, crude oils to produce a high percentage of light, high-value refined products. Sweet crude oil typically comprises 100% of our refinery’s crude oil input. Located on the Atchafalaya River in central Louisiana at the intersection of two ExxonMobil pipeline systems, our refinery has direct pipeline access to LLS, HLS and foreign crude oils delivered through the Southbend/Sunset and Northline crude oil pipeline systems, as well as by barge.

Our refinery’s liquid product yield is approximately 101.5% of total feedstock input, meaning that for each 100 barrels of crude oil and feedstocks input into our refinery, we typically produce 101.5 barrels of refined products. Of the 101.5%, on average 99.3% is light finished products such as gasoline and distillates, including diesel and jet fuel, petrochemical feedstocks and LPG, and the remaining 2.2% is primarily heavy oils. According to the Solomon Study, our refinery ranked in the top quartile of U.S. refineries for volumetric expansion, a measure of a refinery’s liquid product yield.

Our refinery connects directly to the Colonial Pipeline, which originates in Houston, Texas and terminates at the New York harbor. This connection allows us to distribute products to over 260 marketing terminals located throughout the Southern and Eastern United States. In addition, we utilize barges to transport products for distribution to customers and markets along the Mississippi and Ohio Rivers.

Our direct access to major pipelines and the Atchafalaya River for supply and distribution logistics reduces our working capital requirements and accelerates our cash conversion cycle by, among other things, allowing us to maintain a low supply of physical inventory of approximately 15 days and allowing us to receive two-day payment terms for refined products delivered into the Colonial Pipeline and by barge.

Our refinery’s recent construction, configuration and modern equipment enable it to achieve low operating and maintenance costs and to produce fewer carbon emissions than many other refineries. According to the Solomon Study, our refinery was ranked in the top quartile of U.S. refineries in maintenance cost efficiency and had carbon and greenhouse gas emissions well below similarly-sized refineries.

Parent Company

Alon USA is an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States. Alon USA is listed on the NYSE under the symbol “ALJ” and had a market capitalization of $464.9 million as of September 30, 2009. Alon USA’s crude oil refineries are located in Paramount and Long Beach, California, Big Spring, Texas, Willbridge, Oregon and Krotz Springs, Louisiana and have a combined crude oil throughput capacity of approximately 250,000 bpd. Alon USA’s refineries produce various grades of gasoline, diesel, jet fuel, petrochemicals, petrochemical feedstocks, asphalt and other petroleum-based products.

The acquisition of the Krotz Springs refinery in 2008 increased Alon USA’s refining capacity by approximately 50% and provided Alon USA with further scale, diversification and flexibility to optimize feedstock and refined product mixes. Furthermore, our refinery’s strategic location in central Louisiana provided geographic diversification as well as increased opportunities for refined product marketing and distribution.

In addition to its refining operations, Alon USA markets petroleum products through a network of approximately 660 retail locations under an exclusive license of the FINA brand in the South Central and Southwestern United States. Alon USA also markets asphalt products produced at its Big Spring, Willbridge and California refineries through 12 refinery/terminal locations in Texas (Big Spring), California (Paramount, Long Beach, Elk Grove, Bakersfield and Mojave), Oregon (Willbridge), Washington (Richmond Beach), Arizona (Phoenix, Flagstaff and Fredonia) and Nevada (Fernley) (50% interest) and through a 50% joint venture in Wright Asphalt Products Company. Alon USA, through its retail subsidiaries, is also the largest 7-Eleven licensee in the United States.

Corporate Structure

*	Non voting preferred stock

Business Strengths

Significant Collateral Coverage.  Our refinery is the second newest complex, grassroots refinery built in the United States. A 2008 appraisal by an internationally recognized independent energy consulting and valuation firm valued the replacement cost of our refinery at approximately $1 billion with an appraised value of approximately $400 million.

Modern Refinery with Significant Operational Flexibility.  Our refinery ranks in the top quartile of U.S. refineries for volumetric expansion according to the Solomon Study. Due to our refinery’s processing configuration, including the Residual FCC, liquid product yield for our refinery is typically about 101.5% of total feedstock input.

Our refinery’s Residual FCC allows us to achieve higher light product yields with fewer processing units and lower maintenance costs compared to other refineries utilizing conventional FCC technologies. The Residual FCC processes gasoil and atmospheric tower bottoms from our crude unit to produce gasoline. Refineries with conventional FCCs generally must process their residual crude tower bottoms through a propane de-asphalting unit or coker rather than through an FCC.

Our refinery has a distillate yield typically in the range of 40% to 50%. According to EIA, the average distillate yield for U.S. refineries was 26.9% during the nine months of 2009. In addition, EIA forecasts that diesel demand growth will outpace gasoline demand growth through 2030. We believe our refinery is well positioned to benefit from this projected diesel demand growth compared to other refineries that will face significant investments and configuration constraints in order to increase their distillate yields.

Our refinery’s Residual FCC allows us to produce gasoline and to process the atmospheric tower bottoms from our crude unit without the expenses of operating and maintaining additional equipment such as a propane de-asphalting unit or a coker unit. This simplified configuration, together with the relatively young age of our equipment, enables our refinery to achieve low operating and maintenance costs. According to the Solomon Study, our refinery was ranked in the top quartile in maintenance cost efficiency. In addition, we have achieved above average mechanical reliability due to, among other things, the condition and quality of our refinery’s equipment and the diligence of our workforce.

Because we utilize fewer processing units and less energy to process low sulfur crude oil, we believe our operations produce significantly lower carbon emissions. According to the Solomon Study, our refinery has carbon and greenhouse gas emissions well below similarly-sized refineries. In addition, our refinery has a high distillate yield, and distillates are more fuel-efficient and have lower carbon emissions than gasoline.

Strategic Location.  In the late 1970s, Hill Petroleum selected our refinery’s location for its unique logistical advantages. Our refinery is strategically located at the intersection of the Southbend/Sunset and Northline crude oil pipeline systems, with a direct connection to the Colonial Pipeline and on the Atchafalaya River, a barge-navigable river serving as an industrial shipping channel from the Gulf of Mexico to the Mississippi River. The Southbend/Sunset and Northline systems provide us direct access to crude oil gathering systems in Southern Louisiana as well as to the St. James, Louisiana crude oil terminaling complex, providing us with LLS, HLS and foreign crude oils from the Gulf of Mexico. The Colonial Pipeline delivers a daily average of 100 million gallons of refined products throughout the Southern and Eastern United States, and allows us to distribute our products to over 260 marketing terminals located near refined product demand centers in 12 states and the District of Columbia. Our location along the Atchafalaya River enables us to utilize barge transportation to receive crude oil feedstocks and to ship our products to markets along the Mississippi and Ohio Rivers. Our multiple supply sources provide us a diversified and flexible crude oil supply and our distribution alternatives provide us secure and ratable offtake of our products. In addition, our location and logistics allow our refinery to operate at lower working capital levels and shorter cash conversion cycles compared to other refineries. We typically carry approximately 15-days supply of physical inventory, which is significantly lower than the industry average, and receive two-day payment terms for deliveries into the Colonial Pipeline and by barge. Additionally, while located in close proximity to the Gulf Coast, our refinery is located far enough inland to reduce the risk of major structural damage by hurricanes and has never incurred significant structural damage from a hurricane.

Strong Parent Company and Experienced Management Team.  Alon USA has a proven track record of successfully operating safe, environmentally compliant, reliable and high performing refining assets. Alon USA owns five crude oil refineries in Texas, California, Oregon and Louisiana that have a combined crude oil throughput capacity of approximately 250,000 bpd. Due to Alon USA’s active management of our company, we benefit from best practices learned from Alon USA’s operation of its other refineries. In connection with the acquisition of our refinery, Alon USA and its affiliates invested $101.7 million of cash equity in our company and provided $66.0 million of standby letters of credit for our benefit without recourse to us. In April 2009, Alon USA and its affiliates invested an additional $25.0 million of cash equity in our company and provided an additional $25.0 million of standby letters of credit without recourse to us.

Valero Offtake Agreement.  In connection with Alon USA’s acquisition of our refinery, Valero agreed to a five-year offtake arrangement to acquire 100% of our high sulfur diesel and light cycle oil (“LCO”) production. This arrangement secures ratable placement of 100% of our high sulfur diesel and LCO production which we deliver by barge and receive two-day payment terms. The agreement expires in October 2013. Alternative outlets for our high sulfur diesel include sales through the Colonial Pipeline as heating oil, sales to other refineries for further processing, and sales as off-road diesel for agricultural applications.

Strong Customer Credit Profile.  We sell substantially all of our refined products through the Colonial Pipeline or to Valero in accordance with the offtake agreement. For the nine months ended September 30, 2009, approximately 79% of third-party sales from our refinery were to customers that were rated investment grade or were subsidiaries of investment grade entities. Additionally, approximately 6% of third-party sales during this same period were to customers that either pay us prior to delivery of products or are supported by letters of credit.

Business Strategy

Focus on Expected Increased Distillate Demand.  Our refinery has the capability to produce distillates, including diesel and jet fuel, in amounts equal to approximately 50% of its total refined product yield. Distillate demand in the United States is highly correlated with industrial production. Due to this high correlation, continued economic recovery is likely to lead to an increase in distillate demand. In addition, EIA projects distillate demand will increase at a CAGR of approximately 1.3% through 2030. We believe distillate demand is supported not only by economic recovery, but also by the limited feasible alternatives for diesel and jet fuel in commercial transportation and aviation compared to alternative fuels and technologies that may impact the demand for gasoline in private transportation, such as ethanol, electricity and diesel. Due to our high distillate production capabilities, we believe our refinery is well-positioned to benefit from the projected diesel demand growth. In order to increase their distillate yield, other refineries will need to make significant investments; however due to configuration restraints, we believe few refineries will achieve distillate yields similar to ours.

Maintain Safety Track Record.  Our management team has demonstrated its ability to operate refining assets in a safe and effective manner. Safety, reliability and the environmental performance of our refinery’s operations are important to our financial performance. In 2008, our refinery had a total recordable incident rate of 0.9, which was significantly lower than historic industry averages. Our refinery has been designated an OSHA VPP Star-certified location since 2003. This distinction has only been granted to 24 petroleum refineries in the continental United States and is a reflection of our refinery’s safety performance and culture. Additionally, our refinery consistently produces excellent safety results, including earning eight National Petrochemical and Refining Association safety awards since 2002.

Maintain Sufficient Liquidity and Conservative Capital Structure.  We rely on cash generated from our operating activities, cash balances and the Revolving Credit Facility as sources of liquidity to provide us with financial flexibility during periods of volatile refining margins or rising crude oil prices. During the nine months ended September 30, 2009, we repaid approximately $279.9 million of indebtedness with the proceeds from the termination of the 2008 Hedging Agreement, cash equity from Alon USA and its affiliates and cash generated from our operating activities. As of September 30, 2009, we had availability of approximately $37.0 million under the Revolving Credit Facility.

Selectively Engage in Hedging Activities.  We regularly evaluate opportunities to enter into hedging arrangements to provide us with a minimum fixed cash flow stream on the volume of products hedged during the hedge term and to protect against volatility in commodity prices. We believe these types of hedging arrangements are attractive because of our refinery’s proximity to substantial crude oil sources in Louisiana and to the Colonial Pipeline, which provides a low basis differential risk (and high price correlation) relative to NYMEX crude oil prices and heating oil prices. For example, we entered into the 2008 Hedging Agreement in order to secure an average heating oil crack spread of approximately $22.30 per barrel for approximately 18,000 bpd for 27 months. We subsequently terminated the 2008 Hedging Agreement in April 2009, receiving proceeds of approximately $183.6 million, including $50.0 million of cash collateral posted to support our obligations under the hedge.

History

In 1980, Hill Petroleum completed the initial construction of our refinery and commenced operations with a crude unit, vacuum unit and reformer. Our refinery subsequently went through several upgrades, including the addition of an FCC in 1982, a 3,300 bpd polymerization unit in 1986, and a 4,500 bpd isomerization unit in 1992. Valero acquired our refinery in 1997, upgraded the FCC to a 34,100 bpd Residual FCC in 2002 and installed a grassroots 18,000 bpd GDU in 2006.

Effective July 1, 2008, Alon USA completed the acquisition of our refinery and related assets through the acquisition of all of the capital stock of Valero Refining Company — Louisiana from Valero.

Refinery Throughput and Production

The following table summarizes our refinery’s throughput and production data for the nine months ended September 30, 2009.

	For the Nine Months Ended September 30,
	2009
	bpd	%

Refinery throughput:
Light sweet crude	28,755	50.2
Heavy sweet crude	24,691	43.1
Blendstocks	3,862	6.7

Total refinery throughput(1)	57,308	100.0

Refinery production:
Gasoline	26,628	45.8
Diesel/jet	25,288	43.5
Heavy oils	1,151	2.0
Other	5,090	8.7

Total refinery production(2)	58,157	100.0

(1)	Total refinery throughput represents the total barrels per day of crude oil and blendstock inputs in the refinery production process.

(2)	Total refinery production represents the total barrels per day of various products produced from processing crude oil and blendstocks through the crude unit and other conversion units at our refinery.

Raw Material Supply

For the nine months ended September 30, 2009, sweet crude oil accounted for approximately 100% of our crude oil input at our refinery, of which approximately 42.5% was LLS crude oil and 46.2% was HLS crude oil. Our refinery has access to various types of domestic and foreign crude oils via a combination of two ExxonMobil systems, barge delivery, or truck rack delivery. For the nine months ended September 30, 2009, approximately 80.2% of the crude oil we received was delivered by pipeline, with the remainder delivered by barge or truck.

We receive HLS crude oil, LLS crude oil and foreign crude oils from two ExxonMobil systems. The ExxonMobil system located to the west of our refinery is termed the “Southbend/Sunset” system, and the ExxonMobil system located to the east of our refinery is termed the “Northline” system. The Southbend/Sunset system provides HLS crude oil from gathering systems at South Bend, Avery Island, Empire, Grand Isle and Fourchon, Louisiana. All of the Southbend/Sunset system’s current crude oil capacity is delivered to our refinery. The Northline system delivers LLS and foreign crude oils from the St. James, Louisiana crude oil terminaling complex. Foreign crude oils arrive at the St. James terminal by direct shipment up the Mississippi River and via offload at the Louisiana Offshore Oil Platform with delivery to St. James through the LOCAP pipeline. Various Louisiana crude oils can also be delivered by barge, via the Intracoastal Canal, the Atchafalaya River, or directly by truck.

We purchase substantially all of our refinery’s crude oil requirements through existing term contracts with several suppliers. At present, a subsidiary of Chevron Corporation is our largest supplier, accounting for substantially all of our crude oil requirements for the nine months ended September 30, 2009. These term contracts are both short-term and long-term in nature with arrangements that contain market-responsive pricing provisions and provisions for renegotiation or cancellation by either party. The remainder of our refinery’s crude oil input requirements are purchased on the spot market. Other feedstocks, including butane and secondary feedstocks, are delivered by truck and marine transportation.

Refinery Production

Gasoline.  For the nine months ended September 30, 2009, gasoline accounted for approximately 45.8% of our refinery’s production. We produce 87 octane regular unleaded gasoline and use a computerized component blending system to optimize gasoline blending. We also purchase 93 octane premium unleaded gasoline for truck rack sales. Our refinery is capable of producing regular unleaded gasoline grades required in the Southeastern and Northeastern United States.

Distillates.  For the nine months ended September 30, 2009, diesel and jet fuel accounted for approximately 43.5% of our production. Historically, our refinery shipped high sulfur distillate blendstock and LCOs to certain Valero refineries for processing. In connection with Alon USA’s acquisition of our refinery, Valero agreed to a five-year offtake agreement that expires in October 2013 to acquire 100% of our high-sulfur diesel and LCO.

Heavy Oils and Other.  For the nine months ended September 30, 2009, heavy oils and other light products accounted for approximately 10.7% of our refinery’s production.

Sales

Product Pipelines.  Our refinery connects to and distributes refined products into the Colonial Pipeline for distribution by our customers to the Southern and Eastern United States. The 5,519 mile Colonial Pipeline transports products to more than 260 marketing terminals located near the major population centers of the Eastern United States. Our refinery’s direct connection to the Colonial Pipeline provides us flexibility to optimize product flows into multiple regional markets. For the nine months ended September 30, 2009, we distributed an average of 19,234 bpd of gasoline and 6,594 bpd of distillates into the Colonial Pipeline. Approximately 40% of our sales for the nine months ended September 30, 2009 were transported to our customers by pipeline.

Barge and Truck Rack.  Products not shipped through the Colonial Pipeline, such as high sulfur diesel sold to Valero pursuant to our offtake agreement with Valero, are either transported via barge for sale or for further processing or are sold at our refinery’s truck rack. Barges have access to both the Mississippi and Ohio Rivers and can carry refined products for delivery to Valero’s Memphis refinery and as far north as Evansville, Indiana. Approximately 36% of our sales for the nine months ended September 30, 2009 were transported to our customers by barge.

Railcar and Truck.  Propylene/propane mix is sold via railcar and truck to consumers at Mont Belvieu, Texas or in adjacent Louisiana markets. Mixed LPGs are shipped via pipeline or truck to an LPG fractionator at Napoleonsville, Louisiana. We pay a fractionation fee and sell the ethane and propane to a regional chemical company under contract, transport the normal butane back to our refinery via truck for blending, and sell the isobutene and natural gasoline on a spot basis. Approximately 24% of our sales for the nine months ended September 30, 2009 were transported to our customers by truck.

Sales to our top five customers represented approximately 73.4% of our sales during the nine months ended September 30, 2009.

Refinery Process

Process Flow Diagram

Process Unit Summary

The table below summarizes our refinery’s various process units. The table is followed by brief descriptions of each of our refinery’s major units.

	Date of
	Construction/
	Completion	Current Design
Unit	Expansions	Capacity (Mbpd)

Crude Unit	1980	83.1
Vacuum Tower	1980	36.2
Residual FCC	1982/2002	34.1
Isomerization Unit	1992	4.5
Polymerization Unit	1986	3.3
NHT	1980	14.6
GDU	2006	18.0
Reformer Unit	1955/1980	13.0
Octene Unit	1990	1.0
ATS	1982	0.31 MBPD ATS/20 LTPD Sulfur

Crude Unit Vacuum Tower.  The crude unit has a normal capacity of 83,100 bpd. Crude oil is delivered from storage tanks and fed into a cold preheat train. In the cold preheat train, the crude oil is first warmed by exchanging heat with vacuum tower diesel product. The crude oil is then further heated via crude tower naphtha and kerosene pumparounds heat transfer, as well as product coolers for kerosene and diesel streams. After heating in the cold preheat train, the crude oil is then sent to a three-grid electric desalter where impurities are removed.

After desalting, the crude oil is boosted by a booster pump before further heating in the hot preheat train. Here, the crude oil exchanges heat with residual, gasoil, diesel and kerosene pumparounds. After passing through the hot preheat train, the crude oil is evenly divided among the four passes of the atmospheric crude heater and into the crude tower. Bottoms from the atmospheric tower are sent to the 36,200 bpd vacuum tower where further fractionation takes place to minimize the diesel content of the Residual FCC feed. The lighter crude oil fractions are directed to other units within our refinery for further processing. The crude unit metallurgy is primarily carbon steel due to the low sulfur content of the crude oil.

Naphtha Hydrotreater (“NHT”).  Naphtha from the crude unit is hydrotreated with hydrogen produced from the reformer in a 14,600 bpd hydrotreater which produces low sulfur naphtha feed and an overhead light gasoline stream. The high quality feedstock is fed to the reformer.

Catalytic Reformer Unit (“Reformer unit”).  The 13,000 bpd semi-regenerative catalytic reformer unit processes naphtha into high octane, low sulfur gasoline. The fixed-bed design has five reactors and a single multi-pass heater. The feed is converted into LPG and a high octane reformate product for blending into the gasoline pool. Hydrogen produced off the unit is utilized by the NHT, GDU and isomerization units. This reformer can typically operate one year between catalyst regenerations.

Isomerization Unit.  The 4,500 bpd isomerization unit utilizes state of the art technology to convert low octane gasoline blending components from the crude topping tower into high octane gasoline. This process uses high-activity chloride-promoted catalysts to isomerize C5/C6 paraffins to higher octane branched components after they are hydrotreated to remove sulfur.

Residual Fluid Catalytic Cracker Unit.  The 34,100 bpd side-by-side Residual FCC is a highly profitable asset of our refinery. The unit, capable of processing low-cost residual feedstocks, converts gasoils and residuals into LPGs, gasoline, LCO, and slurry oil. The feedstocks are preheated before undergoing catalytic reaction at high temperatures and low pressure in the reactor riser. The catalyst is regenerated by burning off the accumulated carbon with large amounts of air and externally supplied oxygen. The ability to consume oxygen coupled with the spare makeup air blower, installed in 2006, enables the unit to maintain a high reliability factor.

The reactor product gases are initially separated in a single fractionator column. The gas plant processes gasoline and gases from the Residual FCC fractionator tower into catalytic gasoline and recovers off-gases, the propylene/propane streams, and the butane/butylene streams.

Gasoline Desulfurization Unit.  An 18,000 bpd GDU was completed in 2006 to meet Tier II sulfur specifications for gasoline. The unit was designed to treat full range gasoline from the Residual FCC and reduce total gasoline pool sulfur levels to less than 30 ppm. It also has the capability to be easily modified to achieve less than 10 ppm total gasoline pool sulfur content in the future. Products from the unit are blended into gasoline.

Polymerization Unit.  The 3,300 bpd polymerization unit converts butylene from the Residual FCC into a high octane, olefinic gasoline blend stock. The process involves a series of small fixed-bed reactors with intermediate heaters. The final product is fractionated to remove isobutane. The high octane bottoms product, poly gasoline, is used in gasoline blending.

Octene Unit.  The octene unit has a rated feed capacity of 1,000 bpd. A portion of poly gasoline output can be fed to the unit where a two-stage fractionator is designed to produce a high-purity octene product. This stream can be used for internal gasoline blending, or be sold into petrochemical markets depending on the current economic environment. This unit is currently idle.

Ammonium Thiosulfate (“ATS”) Unit.  The ATS unit has a rated capacity of 360 bpd. The unit was built in 1982 and makes ammonium thiosulfate. This product is ideally suited as a competitive fertilizer compound and takes advantage of the local fertilizer markets. The unit processes acid gas produced from the NHT, GDU and Residual FCC. It was expanded in 1998 to process higher sulfur gasoil as incremental Residual FCC feed. The expansion permitted an increase in feed sulfur to the Residual FCC. The ATS has the capacity to recover approximately 20 long tons per day (“LTPD”) of sulfur equivalent.

Competition

The petroleum refining industry continues to be highly competitive. Many of our principal competitors are integrated, multi-national oil companies (e.g., Valero, Chevron, ExxonMobil, Shell, ConocoPhillips and BP) and other major independent refining and marketing entities that operate in our market areas. Because of their diversity, integration of operations and larger capitalization, these major competitors may have greater financial and other resources and may have a greater ability to bear the economic risks, operating risks and volatile market conditions associated with the petroleum refining industry.

All of our crude oil and feedstocks are purchased from third-party sources, while some of our vertically-integrated competitors have their own sources of crude oil that they may use to supply their refineries.

The majority of our refined fuel products produced at our refinery are sold on the spot market and shipped through the Colonial Pipeline to major demand centers throughout the Southern and Eastern United States. The market for refined products in these regions is also supplied by a number of refiners, including large integrated oil companies or independent refiners, that either have refineries located in the region or have pipeline access to these regions. These larger companies typically have greater resources and may have greater flexibility in responding to volatile market conditions or absorbing market changes.

Government Regulation and Legislation

Environmental Controls and Expenditures.  Our operations are subject to extensive and frequently changing federal, state, regional and local laws, regulations and ordinances relating to the protection of the environment, including those governing emissions or discharges to the air, land and water, the handling and disposal of solid and hazardous waste and the remediation of contamination. We believe our operations are generally in substantial compliance with these requirements. As part of the acquisition of our refinery, we conducted an environmental site assessment of the refinery and related properties, including a Phase I assessment. No material environmental conditions were detected as a result of this assessment. Over the next several years our operations will have to meet new requirements being promulgated by the EPA and the states and jurisdictions in which we operate.

The United States Congress and the EPA are considering various proposals to reduce greenhouse gas emissions, but none have become law and there presently are no federal mandatory greenhouse gas emissions requirements. On December 7, 2009, the EPA issued an endangerment finding that GHGs endanger both public health and welfare, and that GHG emissions from motor vehicles contribute to the threat of climate change. Although the finding itself does not impose requirements on regulated entities, it allows the EPA and the Department of Transportation to finalize a jointly proposed rule regulating greenhouse gas emissions from vehicles and establishing Corporate Average Fuel Economy standards for light-duty vehicles. While it is probable that Congress and/or the EPA will adopt some form of federal mandatory greenhouse gas emission reductions legislation or regulation in the future, the timing and specific requirements of any such legislation or regulation are uncertain at this time.

In February 2007, the EPA adopted rules effective as of April 27, 2007, to reduce the levels of benzene in gasoline on a nationwide basis. More specifically, the rules require that beginning in 2011 refiners meet an annual average gasoline benzene content standard of 0.62% by volume on all gasoline produced, both reformulated and conventional. We have not yet determined the capital expenditures that may be necessary to comply with the benzene limits at our refinery.

Our refinery (which was then owned by Valero) finalized a settlement in the form of a Consent Decree with the EPA under the National Petroleum Refining Initiative in November 2005. The EPA’s National Petroleum Refinery Initiative addresses what the EPA deems to be the most significant Clean Air Act compliance concerns affecting the petroleum refining industry. In return for agreeing to the consent decree and implementing the reductions in emissions that it specifies, we secured a release of liability that provides immunity from enforcement actions for alleged past non-compliance. The major project necessary for consent decree compliance is installing NOx controls and monitors on heaters and boilers which is scheduled to be completed in 2011. Other projects include various SO2 and NOx reduction measures. The current estimate of capital costs is $9.0 million. Our refinery has already completed many portions of the consent decree, including compliance with particulate emissions from the Residual FCC, H2S in the fuel gas, LDAR performance and implementation of Benzene Waste Operations NESHAPS requirements. Because our refinery remains subject to the Valero consent decree, Alon USA entered into an agreement with Valero at the time of the acquisition allocating responsibilities under the consent decree. Our refinery is responsible for implementing only those portions of the consent decree that are specifically and uniquely applicable to it. In addition, with respect to certain system-wide emission limitations that apply across all of the Valero refineries, our refinery was generally allocated emission limitations that did not necessitate substantial capital expenditures for add-on controls.

Conditions may develop that cause additional future capital expenditures at our refinery for compliance with the Federal Clean Air Act and other federal, state and local requirements. We cannot currently determine the amounts of such future expenditures.

Known Environmental Liabilities.  As of September 30, 2009, our refinery had an environmental reserve of $0.4 million. This reserve relates to the remediation of ground water.

Employees

Approximately 200 people, including operations personnel and general and administrative personnel, are currently utilized to conduct and support our refinery’s operations. To facilitate and lower the costs of the provision and administration of employee payroll and benefits, the personnel utilized in our operations are employed through an affiliate of Alon USA with our company paying the costs of such payroll and benefits. None of our personnel are covered by collective bargaining agreements. We believe that our relations with our personnel are satisfactory.

Properties

Our principal real property consists of approximately 260 acres of owned real property, which includes the land upon which our main refinery facilities are located and land adjacent thereto. In addition, we lease approximately 160 acres of land near and adjoining our refinery, which are used for activities ancillary to and in support of our refinery. The leased property is primarily held under five main leases, with current terms ranging from three to 20 years and options to permit the renewal of the leases for the majority of such leased property. The shortest term of any such lease without a renewal right runs through December 31, 2017. We believe that our facility is sufficient for our operations and is maintained in a good state of repair in the ordinary course of business.

Insurance

We are insured under our own insurance policies which cover physical damage (all risk property damage, business interruption and flood), third party liability and other miscellaneous items. The property insurance policy has a combined loss limit for a property loss and business interruption at our refinery of $650 million per occurrence. A deductible of $2 million applies to physical damage claims, with a 45-day wait period deductible for business interruption.

Litigation

There is no material litigation pertaining to our company.

MANAGEMENT

Our current directors and executive officers, their ages as of November 30, 2009, and their business experience during the past five years are set forth below:

Name	Age	Position

David Wiessman	55	Executive Chairman of the Board of Directors
Jeff D. Morris	58	Director, President and Chief Executive Officer
Shai Even	41	Director, Senior Vice President and Chief Financial Officer
Joseph Israel	38	Director, Chief Operating Officer
Claire A. Hart	54	Senior Vice President
Joseph A. Concienne, III	58	Director, Vice President
Alan Moret	55	Vice President of Supply
Harlin R. Dean	43	Vice President and Secretary
Michael Oster	37	Vice President of Mergers and Acquisitions
William Wuensche	49	Vice President of Refining

David Wiessman has served as Executive Chairman of our Board of Directors since July 2008. Mr. Wiessman has also served as Executive Chairman of the Board of Directors of Alon USA since July 2000 and served as President and Chief Executive Officer of Alon USA from its formation in 2000 until May 2005. Mr. Wiessman has over 25 years of oil industry and marketing experience. Since 1994, Mr. Wiessman has been Chief Executive Officer, President and a director of Alon Israel Oil Company, Ltd., or Alon Israel, Alon USA’s parent company. In 1992, Bielsol Investments (1987) Ltd. acquired a 50% interest in Alon Israel. In 1987, Mr. Wiessman became Chief Executive Officer of, and a stockholder in, Bielsol Investments (1987) Ltd. In 1976, after serving in the Israeli Air Force, he became Chief Executive Officer of Bielsol Ltd., a privately-owned Israeli company that owns and operates gasoline stations and owns real estate in Israel. Mr. Wiessman is also Executive Chairman of the Board of Directors of Blue Square-Israel, Ltd., which is listed on the New York Stock Exchange, or NYSE, and the Tel Aviv Stock Exchange, or TASE; Executive Chairman of Blue Square Real Estate Ltd., which is listed on the TASE, and Executive Chairman of the Board and President of Dor-Alon Energy in Israel (1988) Ltd., which is listed on the TASE, and all of which are subsidiaries of Alon Israel.

Jeff D. Morris is our President and Chief Executive Officer and has served as a director and officer since July 2008. Mr. Morris has also served as director, President and Chief Executive Officer of Alon USA since May 2005 and has served as the President and Chief Executive Officer of other operating subsidiaries of Alon USA since July 2000. Prior to joining Alon USA, he held various positions at FINA, where he began his career in 1974. Mr. Morris served as Vice President of FINA’s SouthEastern Business Unit from 1998 to 2000 and as Vice President of its SouthWestern Business Unit from 1995 to 1998. In these capacities, he was responsible for both the Big Spring refinery and FINA’s Port Arthur refinery and the crude oil gathering assets and marketing activities for both business units.

Shai Even is our Senior Vice President and Chief Financial Officer and has served as an officer since July 2008 and a director since May 2008. Mr. Even has also served as a Senior Vice President of Alon USA since August 2008 and as Alon USA’s Chief Financial Officer since December 2004. Mr. Even served as a Vice President of Alon USA from May 2005 to August 2008 and Treasurer from August 2003 until March 2007. Prior to joining Alon USA, Mr. Even served as the Chief Financial Officer of DCL Technologies, Ltd. from 1996 to July 2003 and prior to that, worked for KPMG from 1993 to 1996.

Joseph Israel is our Chief Operating Officer and has served as a director and officer since July 2008. Mr. Israel has also served as Chief Operating Officer of Alon USA since August 2008. Mr. Israel served as Alon USA’s Vice President of Mergers & Acquisitions from March 2005 to August 2008 and as Alon USA’s General Manager of Economics and Commerce from September 2000 to March 2005. Prior to joining Alon USA, Mr. Israel held positions with several Israeli government entities beginning in 1998, including the Israeli Land Administration, the Israeli Fuel Administration and most recently as Commerce Vice President of Israel’s Petroleum Energy Infrastructure entity.

Claire A. Hart is our Senior Vice President and has served as an officer since July 2008. Mr. Hart has also served as Senior Vice President of Alon USA since January 2004 and served as Alon USA’s Chief Financial Officer and Vice President from August 2000 to January 2004. Prior to joining Alon USA, he held various positions in the Finance, Accounting and Operations departments of FINA for 13 years, serving as Treasurer from 1998 to August 2000 and as General Manager of Credit Operations from 1997 to 1998.

Joseph A. Concienne, III is our Vice President and has served as a director and officer since July 2008. Mr. Concienne has also served as Senior Vice President of Refining of Alon USA since August 2008 and served as Senior Vice President of Refining and Transportation of Alon USA from May 2007 to August 2008 and Vice President of Refining and Transportation of Alon USA from March 2001 to May 2007. His primary role is oversight of Alon USA’s refinery system. Prior to joining Alon USA, Mr. Concienne served as Director of Operations/General Manager for Polyone Corporation in Seabrook, Texas from 1998 to 2001. He served as Vice President/General Manager for Valero Refining and Marketing, Inc. in 1998, and as Manager of Refinery Operations and Refinery Manager for Phibro Energy Refining (now known as Valero Refining and Marketing, Inc.) from 1985 to 1998.

Alan Moret is our Vice President of Supply and has served as an officer since July 2008. Mr. Moret has also served as Senior Vice President of Supply of Alon USA since August 2008. Mr. Moret served as Alon USA’s Senior Vice President of Asphalt Operations from August 2006 to August 2008, with responsibility for asphalt operations and marketing at Alon USA’s refineries and asphalt terminals. Prior to joining Alon USA, Mr. Moret was President of Paramount Petroleum Corporation from November 2001 to August 2006. Prior to joining Paramount Petroleum Corporation, Mr. Moret held various positions with Atlantic Richfield Company, most recently as President of ARCO Crude Trading, Inc. from 1998 to 2000 and as President of ARCO Seaway Pipeline Company from 1997 to 1998.

Harlin R. Dean is our Vice President and Secretary and has served as an officer since July 2008. Mr. Dean has also served as General Counsel and Secretary of Alon USA since October 2002 and as Alon USA’s Senior Vice President since August 2008. Mr. Dean served as Alon USA’s Vice President from May 2005 to August 2008. Prior to joining Alon USA, Mr. Dean practiced corporate and securities law, with a focus on public and private merger and acquisition transactions and public securities offerings, at Brobeck, Phleger & Harrison, LLP, from April 2000 to September 2002, and at Weil, Gotshal & Manges, LLP, from September 1992 to March 2000.

Michael Oster is our Vice President of Mergers and Acquisitions and has served as an officer since August 2009. Mr. Oster has also served as Senior Vice President of Mergers and Acquisitions of Alon USA since August 2008 and General Manager of Commercial Transactions of Alon USA from January 2003 to August 2008. Prior to joining Alon USA, Mr. Oster was a partner in the Israeli law firm, Yehuda Raveh and Co.

William Wuensche is our Vice President of Refining and has served as an officer since January 2009, with responsibility for operations at our refinery. He has also served as Vice President of Refining — Krotz Springs of Alon USA since March 2009. Mr. Wuensche joined Alon USA in July 2008. Prior to joining Alon USA, Mr. Wuensche was with Valero Refining Company — Louisiana from June 2006 to July 2008, as Vice President and General Manager of Valero’s Krotz Springs Refinery and Valero Refining Company from February 2004 to June 2006, as Vice President and General Manager of Valero’s McKee Refinery. Earlier in his career, Mr. Wuensche held various positions of increasing responsibilities in the engineering, economics and planning and refinery operations areas.

EXECUTIVE COMPENSATION

The following table sets forth the name and title of our principal executive officer and principal financial officer and our three other most highly compensated executive officers, which we refer to as the named executive officers:

Name	Title

Jeff D. Morris	President and Chief Executive Officer
Shai Even	Senior Vice President and Chief Financial Officer
Joseph Israel	Chief Operating Officer
Harlin R. Dean	Vice President and Secretary
Michael Oster	Vice President of Mergers and Acquisitions

Our named executive officers are also executive officers and employees of our parent company and are compensated by our parent company in their capacities as such. See “Certain Relationships and Related Party Transactions”. We do not directly employ our named executive officers. Our parent company’s compensation committee establishes the base salary, bonus and other elements of compensation for its executive officers, and such determinations are not subject to approvals by our board of directors.

The objectives of our parent company’s compensation policies are to attract, motivate and retain qualified management and personnel who are highly talented while ensuring that executive officers and other employees are compensated in a manner that advances both the short and long-term interests of stockholders. In pursuing these objectives, our parent company’s compensation committee believes that compensation should reward executive officers and other employees for both their personal performance and the performance of our parent company and its subsidiaries.

Our parent company’s management provides compensation recommendations to its compensation committee. However, the final determination of a compensation package for the named executive officers is made solely by the compensation committee, except with respect to the compensation packages of Messrs. Wiessman and Morris, who are the compensation committee members. The compensation package for Mr. Morris is determined by Mr. Wiessman in consultation with our parent company’s board of directors, excluding Mr. Morris. The compensation package for Mr. Wiessman is determined by our parent company’s board of directors, excluding Mr. Wiessman. Our parent company does not currently engage any consultants relating to executive and/or director compensation practices.

Employment Agreements and Change of Control Arrangements

Jeff D. Morris.  Our parent company is party to an Executive Employment Agreement with Jeff Morris to serve through April 30, 2010, which automatically renews for one-year terms unless terminated by either party. Mr. Morris currently receives a base salary of $333,100 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Morris is entitled to participate in our parent company’s annual cash bonus plans, pension plan and benefits restoration plan and stock option plans of Alon USA Operating, Inc. and Alon Assets, Inc., each subsidiaries of our parent company. Additionally, our parent company is required to provide Mr. Morris with additional benefits to the extent such benefits are made available to other employees, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Morris is subject to a covenant not to compete during the term of his employment and for nine months after the date of his termination. In the event that Mr. Morris is terminated without cause (as defined in the agreement) or resigns upon at least 30 days’ prior written notice for good reason (as defined in the agreement) he will be entitled to receive his base salary through the termination date, the prorated share of his annual bonus and a severance payment equal to nine months’ base salary. This agreement also prohibits Mr. Morris from disclosing our parent company’s proprietary information received through his employment.

Shai Even.  Our parent company is a party to an Executive Employment Agreement with Shai Even to serve initially through August 1, 2006, and subsequently for one-year terms upon automatic renewal unless terminated by either party. Mr. Even currently receives a base salary of $260,000 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Even is entitled to participate in our parent company’s annual cash bonus plans, pension plan and benefits restoration plan. Additionally, our parent company is required to provide Mr. Even with additional benefits to the extent such benefits are made available to other employees, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Even is subject to a covenant not to compete during the term of his employment. In the event that Mr. Even is terminated without cause (as defined in the agreement) or resigns upon at least 30 days’ prior written notice for good reason (as defined in the agreement), he will be entitled to receive his base salary through the termination date, the prorated share of his annual bonus and a severance payment equal to nine months’ base salary. This agreement also prohibits Mr. Even from disclosing our parent company’s proprietary information received through his employment.

Harlin R. Dean.  Our parent company is party to a Management Employment Agreement with Harlin Dean to serve through April 30, 2010, which automatically renews for one-year terms unless terminated by either party. Mr. Dean currently receives a base salary of $313,100 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Dean is entitled to participate in our parent company’s annual cash bonus plans, pension plan and benefits restoration plan. Mr. Dean is also entitled to receive, upon the consummation of any merger, acquisition, disposition or financing transaction led by Mr. Dean, an incentive bonus under the Alon USA Energy, Inc. 2005 Incentive Compensation Plan. The amount of such bonus will be equal to one-tenth of one percent of the total consideration paid or received by our parent company and its affiliates in such transaction; provided that such bonus or bonuses shall not be less than $50,000 in the aggregate in any fiscal year. Additionally, our parent company is required to provide Mr. Dean with additional benefits to the extent such benefits are made available to other employees, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Dean is subject to a covenant not to compete during the term of his employment. In the event that Mr. Dean is terminated upon at least 180 days’ prior written notice without cause (as defined in the agreement) or resigns upon at least 30 days’ prior written notice for good reason (as defined in the agreement), he will be entitled to receive his base salary through the termination date, the prorated share of his annual bonus and a severance payment equal to nine months’ base salary. This agreement also prohibits Mr. Dean from disclosing our parent company’s proprietary information received through his employment.

Joseph Israel.  Our parent company is party to a Management Employment Agreement with Joseph Israel to serve through April 30, 2010, which automatically renews for one-year terms unless terminated by either party. Mr. Israel currently receives a base salary of $250,000 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Israel is entitled to participate in our parent company’s annual cash bonus plans, pension plan and benefits restoration plan. Additionally, our parent company is required to provide Mr. Israel with additional benefits to the extent such benefits are made available to other employees, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Israel is subject to a covenant not to compete during the term of his employment. In the event that Mr. Israel is terminated without cause (as defined in the agreement) or resigns upon at least 30 days’ prior written notice for good reason (as defined in the agreement), he will be entitled to receive his base salary through the termination date, the prorated share of his annual bonus and a severance payment equal to nine months’ base salary. This agreement also prohibits Mr. Israel from disclosing our parent company’s proprietary information received through his employment.

Michael Oster.  Our parent company is party to a Management Employment Agreement with Michael Oster to serve initially through January 1, 2006, and subsequently for one-year terms upon automatic renewal unless terminated by either party. Mr. Oster currently receives a base salary of $225,000 per year and is eligible for annual merit increases. Under his employment agreement, Mr. Oster is entitled to participate in our parent company’s annual cash bonus plans, pension plan and benefits restoration plan. Additionally, our parent company is required to provide Mr. Oster with additional benefits to the extent such benefits are made available to other employees, including disability, hospitalization, medical and retiree health benefits and life insurance. Mr. Oster is subject to a covenant not to compete during the term of his employment. In the event that Mr. Oster is terminated without cause (as defined in the agreement) or resigns upon at least 30 days’ prior written notice for good reason (as defined in the agreement), he will be entitled to receive his base salary through the termination date, the prorated share of his annual bonus and a severance payment equal to nine months’ base salary. This agreement also prohibits Mr. Oster from disclosing our parent company’s proprietary information received through his employment.

Compensation of Directors

Our directors do not receive any compensation in respect of their services as directors of our company.

Compensation Committee Interlocks and Insider Participation

We do not have a compensation committee. Our parent company has a compensation committee consisting of Jeff D. Morris, its and our President and Chief Executive Officer, and David Wiessman, its and our Executive Chairman of the Board. Our parent company’s compensation committee determines the compensation of the executive officers.

Compensation for our executive officers other than Messrs. Wiessman and Morris is determined by Messrs. Wiessman and Morris, with Mr. Morris’ compensation being determined by Mr. Wiessman in consultation with our parent company’s board of directors, excluding Mr. Morris. Mr. Wiessman’s compensation is determined by our parent company’s board of directors, excluding Mr. Wiessman.

None of our executive officers, other than Messrs. Wiessman and Morris, serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the board of directors. As described above, Messrs. Wiessman and Morris serve as members of the board of directors and compensation committee of our parent company, whose executive officers serve as members of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

A portion of the purchase price for the acquisition of our refinery from Valero was provided through an $80 million equity investment in our direct parent company, Alon Refining Louisiana, Inc. (“ARL”), by Alon Israel Oil Company, Ltd. (“Alon Israel”), the majority stockholder of Alon USA, together with a $21.7 million equity investment by Alon USA and its affiliates. Also in connection with the acquisition, Alon Israel, together with Alon USA and its affiliates, arranged for the issuance of $66.0 million of standby letters of credit, without recourse to us, to support increased borrowing capacity under our Revolving Credit Facility.

In connection with the Loan Amendments in April 2009, Alon Israel, together with Alon USA and its affiliates, invested an additional $25.0 million in the equity of ARL, which was contributed by ARL to our company, and arranged for the issuance of an additional $25.0 million of standby letters of credit without recourse to us. These contributions, together with the equity and letters of credit support provided at the time of the acquisition, resulted in approximately $126.7 million of equity and $91.0 million of letters of credit support provided to our company from Alon Israel and Alon USA and its affiliates.

As a subsidiary of Alon USA, we operate as a component of the integrated operations of Alon USA and its other subsidiaries. As such, the executive officers of Alon USA, who are employed by another subsidiary of Alon USA, also serve as executive officers of our company and Alon USA’s other subsidiaries and Alon USA performs general corporate and administrative services and functions for our company and Alon USA’s other subsidiaries, which include accounting, treasury, cash management, tax, information technology, insurance administration and claims processing, legal, environmental, risk management, audit, payroll and employee benefit processing, and internal audit services and functions. Alon USA allocates the expenses actually incurred by it in performing these services to our company and to its other subsidiaries based primarily on the amount of time the individuals performing such services devote to our business and affairs relative to the amount of time they devote to the business and affairs of Alon USA’s other subsidiaries. We record the amount of such allocations to our company in our financial statements as selling, general and administrative expenses. For the six months ended December 31, 2008 and the nine months ended September 30, 2009, we recorded selling, general and administrative expenses of $0.9 million and $4.8 million, respectively, with respect to allocations from Alon USA related to such services.

In each of May, June, July and August of 2009, we entered into separate commodity fixed/floating price swap arrangements, each for terms of less than one month, with a subsidiary of Alon USA with respect to certain of our transactions for products delivered into the Colonial Pipeline. The effect of such arrangements was to replace market pricing for the products based on the date of the contract for such transaction with pricing based on the average market price for the month of delivery of such products. All pricing terms in such arrangements were based on actual published market prices and such arrangements were based on general market terms and conditions and the provisions of an International Swap Dealers Association (ISDA) Master Agreement dated as of May 1, 2009. We received payments in the amount of $4.4 million, $0.8 million, $0.4 million and $0.2 million upon settlement of the May, June, July and August swaps, respectively.

Alon USA currently owns all of our outstanding voting capital stock. As a result, Alon USA can control the election of our directors, exercise control or significant influence over our corporate and management policies and generally determine the outcome of any corporate transaction or other matters submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as Alon USA continues to own a majority of the outstanding shares of our voting capital stock, Alon USA will continue to be able to effectively control or influence the outcome of such matters.

DESCRIPTION OF REVOLVING CREDIT FACILITY

The following description of the Revolving Credit Facility is only a summary of certain material provisions of the related credit agreement, does not purport to be complete and is qualified in its entirety by reference to the provisions of the related credit agreement.

We are a party to a Revolving Credit Facility, under which Bank of America, N.A., acts as agent. This facility is guaranteed by ARL and is secured by a first lien on ARL’s and our cash, accounts receivable and inventory, and a second lien on our remaining assets. The Revolving Credit Facility can be used both for borrowings and the issuance of letters of credit, subject to a facility limit of the lesser of $250.0 million or the amount of the borrowing base under the facility. The commitment amount may be increased to $275.0 million upon our request and, under certain circumstances and subject to the satisfaction of certain conditions, up to $400.0 million. Borrowings under the Revolving Credit Facility bear interest at a rate based on a margin over the Eurodollar rate, which margin was 4.0% as of September 30, 2009. The Revolving Credit Facility also contains customary restrictive covenants, such as restrictions on liens, mergers, consolidation, sales of assets, capital expenditures, additional indebtedness, investments, hedging transactions and certain restricted payments. The Revolving Credit Facility matures on July 3, 2013.

As of September 30, 2009, we had an outstanding loan balance of $5.4 million and outstanding letters of credit of $148.9 million. Our availability under the Revolving Credit Facility as of September 30, 2009 was approximately $37.0 million.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On October 22, 2009, we sold $216.5 million in aggregate principal amount of the outstanding notes in a transaction exempt from registration under the Securities Act. The outstanding notes were sold to an initial purchaser which in turn resold the notes (i) to a limited number of qualified institutional buyers pursuant to Rule 144A of the Securities Act, (ii) outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act, and (iii) to a limited number of institutional “accredited investors,” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

In connection with the sale of the outstanding notes, we entered into the Registration Rights Agreement with the initial purchaser of the outstanding notes, pursuant to which we agreed to file and to use our reasonable best efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the outstanding notes for the exchange notes. We are making the exchange offer to fulfill our contractual obligations under that agreement. A copy of the Registration Rights Agreement has been filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

As used below in this “The Exchange Offer” section, unless the context requires otherwise, the terms “you” and “holder” with respect to the exchange offer means any person in whose name the outstanding notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose outstanding notes are held of record by DTC, who desires to deliver such outstanding notes by book-entry transfer at DTC. We are not making the exchange offer to, and will not accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which an exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

We make no recommendation to the holders of outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of outstanding notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisors, if any.

In order to participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the exchange notes in the ordinary course of business;

•	at the time of the commencement of the exchange offer, you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer;

•	you are not our affiliate (as defined in Rule 405 of the Securities Act);

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

•	if you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes, where the outstanding notes were acquired by you as a result of market-making or other trading activities, you acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

Resale of the Exchange Notes

Based on a previous interpretation by the staff of the SEC set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Mary Kay Cosmetics, Inc. (available June 5, 1991), Warnaco, Inc. (available October 11, 1991), and K-III Communications Corp. (available May 14, 1993), we believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you, except if you are an affiliate of our company, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the representations set forth in “— Purpose and Effect of the Exchange Offer” apply to you. If our belief regarding resale is inaccurate, those who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration under the federal securities laws may incur liability under these laws. We do not assume or indemnify you against this liability.

If you tender in the exchange offer with the intention of participating in a distribution of the exchange notes, you cannot rely on the interpretation by the staff of the SEC as set forth in the Morgan Stanley & Co. Incorporated no-action letter and other similar letters and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see “Plan of Distribution”. In order to facilitate the disposition of exchange notes by broker-dealers participating in the exchange offer, we have agreed, subject to specific conditions, to make this prospectus, as it may be amended or supplemented from time to time, available for delivery by those broker-dealers to satisfy their prospectus delivery obligations under the Securities Act. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for broker-dealers participating in the exchange offer. We have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the day the exchange offer expires. The outstanding notes may be tendered only in denominations of $2,000 or integral multiples of $1,000 in excess thereof.

As of the date of this prospectus, $216.5 million aggregate principal amount of the notes is outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the outstanding notes on this date. There will be no fixed record date for determining registered holders of the outstanding notes entitled to participate in the exchange offer; however, holders of the outstanding notes must tender their certificates therefor or cause their outstanding notes to be tendered by book-entry transfer before the expiration date of the exchange offer to participate.

The form and terms of the exchange notes will be the same as the form and terms of the outstanding notes except that the exchange notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer. Following consummation of the exchange offer, all rights under the Registration Rights Agreement, including the right to receive special interest on the outstanding notes, to the extent and in the circumstances specified in the Registration Rights Agreement, will terminate.

We intend to conduct the exchange offer in accordance with the provisions of the Registration Rights Agreement and applicable federal securities laws. Outstanding notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the Indenture. Any outstanding notes not tendered for exchange will remain subject to transfer restrictions and will not retain any rights under the Registration Rights Agreement. For additional information, see “— Consequences of Failure to Exchange”.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we will have given oral or written notice of acceptance to the exchange agent. The exchange agent will act as our agent in connection with the exchange offer and as agent for the tendering holders for the purposes of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus, or otherwise, certificates for any unaccepted outstanding notes will be promptly returned, or, in the case of outstanding notes tendered by book-entry transfer, those unaccepted outstanding notes will be credited to an account maintained with DTC, without expense to the tendering holder of those outstanding notes promptly after the expiration date of the exchange offer. For additional information, see “— Procedure for Tendering”.

Those who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange under the exchange offer. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. For additional information, see “— Fees and Expenses”.

Expiration Date; Extensions; Amendments

The expiration date is 5:00 p.m., New York City time, on February 11, 2010, unless we, in our sole discretion, extend the exchange offer, in which case, the expiration date will be the latest date and time to which the exchange offer is extended. We may, in our sole discretion, extend the expiration date of the exchange offer or, upon the occurrence of particular events, terminate the exchange offer. The events that would cause us to terminate the exchange offer are set forth under ‘‘— Conditions”.

To extend the exchange offer, we must notify the exchange agent by oral or written notice before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and make a public announcement of the extension.

We reserve the right:

•	to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “— Conditions” are not satisfied by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner consistent with the Registration Rights Agreement.

Any delay in acceptances, extension, termination or amendment will be followed as promptly as practicable by notice of the delay to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that constitutes a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the amendment and the manner of disclosure to the registered holders of the outstanding notes, if the exchange offer would otherwise expire during that extension period.

Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate that public announcement, other than by making a timely release to an appropriate news agency.

When all the conditions to the exchange offer have been satisfied or waived, we will accept, promptly after the expiration date of the exchange offer, all outstanding notes properly tendered and not withdrawn and will issue the exchange notes promptly after the expiration date of the exchange offer. For additional information, see “— Conditions” below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we will have given oral or written notice of our acceptance to the exchange agent.

In all cases, issuance of the exchange notes for outstanding notes that are accepted for exchange under the exchange offer will be made only after timely receipt by the exchange agent of certificates for those outstanding notes or a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, a properly completed and duly executed letter of transmittal, and all other required documents; provided, however, that we reserve the absolute right to waive any defects or irregularities in the tender of outstanding notes or in the satisfaction of conditions of the exchange offer by holders of the outstanding notes. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, if the holder withdraws any previously tendered outstanding notes, or if outstanding notes are submitted for a greater principal amount of outstanding notes than the holder desires to tender for exchange, then the unaccepted, withdrawn or non-tendered outstanding notes, as appropriate, will be returned promptly after the expiration or termination of the exchange offer, or, in the case of the outstanding notes tendered by book-entry transfer, those unaccepted, withdrawn or non-tendered outstanding notes, as appropriate, will be credited to an account maintained with DTC, without expense to the tendering holder.

Conditions

Without regard to other terms of the exchange offer, we will not be required to exchange any exchange notes for any outstanding notes and may terminate the exchange offer before the acceptance of any outstanding notes for exchange and before the expiration of the exchange offer, if:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer;

•	the staff of the SEC proposes, adopts or enacts any law, statute, rule or regulation or issues any interpretation of any existing law, statute, rule or regulation that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or

•	any governmental approval that we, in our reasonable judgment, deem necessary for the consummation of the exchange offer, has not been obtained.

If we determine that any of these conditions are not satisfied, we may:

•	refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, or, in the case of outstanding notes tendered by book-entry transfer, credit those outstanding notes to an account maintained with DTC;

•	extend the exchange offer and retain all outstanding notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders who tendered the outstanding notes to withdraw their outstanding notes; or

•	waive unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the waiver and the manner of disclosure of the registered holders of the outstanding notes, if the exchange offer would otherwise expire during this period.

Procedure for Tendering

To tender in the exchange offer, you must complete, sign and date an original or facsimile letter of transmittal, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal to the exchange agent before the expiration date of the exchange offer. You may also tender your outstanding notes by means of DTC’s Automatic Tenders Over the Participant Terminal System, or ATOP, subject to the terms and procedures of that system. If delivery is made through ATOP, you must transmit any agent’s message to the exchange agent account at DTC. The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgement that you agree to be bound by the letter of transmittal and that we may enforce the letter of transmittal against you. In addition:

•	the exchange agent must receive certificates, if any, for the outstanding notes, along with the letter of transmittal;

•	the exchange agent must receive a timely confirmation of the transfer by book-entry of those outstanding notes before the expiration of the exchange offer, if the book-entry procedure is available, into the exchange agent’s account at DTC, as set forth in the procedure for book-entry transfer described below; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive the letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” before the expiration of the exchange offer.

If you tender your outstanding notes and do not withdraw them before the expiration date of the exchange offer, you will be deemed to have an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to ensure delivery to the exchange agent before the expiration date of the exchange offer. You should not send your letter of transmittal or outstanding notes to us. You may request your respective broker, dealers, commercial banks, trust companies or nominees to effect the above transactions for you.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender its outstanding notes should contact the registered holder promptly and instruct that registered holder to tender the outstanding notes on the beneficial owner’s behalf. If the beneficial owner wishes to tender its outstanding notes on the owner’s own behalf, that owner must, before completing and executing the letter of transmittal and delivering its outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in that owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership of outstanding notes may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the related outstanding notes tendered are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, each of the following is deemed an eligible institution:

•	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority;

•	a commercial bank;

•	a trust company having an officer or correspondent in the United States; or

•	an eligible guarantor institution as provided by Rule 17Ad-15 of the Exchange Act.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as his, her or its name appears on the outstanding notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or bond power, those persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless we waive such requirement.

We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes, and withdrawal of tendered outstanding notes, in our sole discretion. All of these determinations by us will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of outstanding notes of defects or irregularities with respect to tenders of outstanding notes, neither we, nor the exchange agent, nor any other person will incur any liability for failure to give this notification. Tenders of outstanding notes will not be deemed to have been made until defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of outstanding notes, unless otherwise provided in the letter of transmittal, promptly following the expiration date of the exchange offer.

In addition, we reserve the right, in our sole discretion, to purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date of the exchange offer or, as set forth above under “— Conditions”, to terminate the exchange offer and, to the extent permitted by applicable law and the terms of our agreements relating to our outstanding debt, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any purchases or offers could differ from the terms of the exchange offer.

If the holder of outstanding notes is a broker-dealer participating in the exchange offer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, that broker-dealer will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the exchange notes and otherwise agree to comply with the procedures described above under “— Resale of the Exchange Notes”; however, by so acknowledging and delivering a prospectus, that broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

In all cases, issuance of exchange notes under the exchange offer will be made only after timely receipt by the exchange agent of certificates for the outstanding notes or a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, a properly completed and duly executed letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount of outstanding notes than the holder of the outstanding notes desires to exchange, the unaccepted or portion of non-exchanged outstanding notes will be returned as promptly as practicable after the expiration or termination of the exchange offer, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described below, the unaccepted or portion of non-exchanged outstanding notes will be credited to an account maintained with DTC, without expense to the tendering holder of outstanding notes.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for the purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “— Exchange Agent” on or before the expiration date of the exchange offer, unless the holder either (1) complies with the guaranteed delivery procedures described below or (2) sends an agent’s message through ATOP.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available or (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

•	the tender is made through an eligible institution;

•	before the expiration date of the exchange offer, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered and stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration of the exchange offer, the letter of transmittal, together with the certificate(s) representing the outstanding notes in proper form for transfer or a confirmation of book-entry transfer, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer and other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Interest Payments on the Exchange Notes

The exchange notes will bear interest from the most recent date to which interest has been paid on the outstanding notes for which they were exchanged. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the outstanding notes or, if no interest has been paid on the outstanding notes, from October 22, 2009. Outstanding notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer and the tendering holders will be deemed to have waived their rights to receive the accrued interest on the outstanding notes.

Withdrawal of Tenders

Except as otherwise provided, tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw a tender of outstanding notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

•	specify the name of the person who deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered or be accompanied by documents of transfer sufficient to have the exchange agent register the transfer of the outstanding notes in the name of the person withdrawing the tender; and

•	specify the name in which any outstanding notes are to be registered, if different from the name of the person who deposited the outstanding notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility of the notices, which determinations will be final and binding on all parties. Any outstanding notes withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect to those outstanding notes unless the outstanding notes withdrawn are validly retendered.

Any outstanding notes that have been tendered but that are not accepted for payment will be returned to the holder of those outstanding notes, or in the case of outstanding notes tendered by book-entry transfer, will be credited to an account maintained with DTC, without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedure for Tendering” at any time prior to the expiration date of the exchange offer.

Termination of Certain Rights

All rights given to holders of outstanding notes under the Registration Rights Agreement will terminate upon the consummation of the exchange offer except with respect to our duty:

•	to use reasonable best efforts to keep the registration statement continuously effective until consummation of the exchange offer;

•	to cause the exchange offer to be consummated within 30 business days after the effective date of the registration statement of which this prospectus is a part; and

•	to make available, during the period required by the Securities Act, a prospectus to any broker-dealer that requests copies of this prospectus for use in connection with any resale by that broker-dealer of exchange notes received for its own account pursuant to the exchange offer in exchange for outstanding notes acquired as a result of market-making or other trading activities, subject to the conditions described above under “— Resale of the Exchange Notes”.

Exchange Agent

Wilmington Trust FSB has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal and any other required documents should be directed to the exchange agent at the address or facsimile number set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

WILMINGTON TRUST FSB

By Facsimile (for Eligible Institutions): (302) 636-4139	By Mail/Overnight Delivery/Hand: Wilmington Trust FSB c/o Wilmington Trust Company Corporate Capital Markets Rodney Square North 1100 North Market Street Wilmington, Delaware 19890-1626	For Information or Confirmation By Telephone: Sam Hamed (302) 636-6181

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

We will pay the expenses of soliciting tenders in connection with the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopier, telephone or in person by our officers and regular employees and by officers and regular employees of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We, will however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with the exchange offer.

We estimate that our cash expenses in connection with the exchange offer will be approximately $70,000. These expenses include registration fees, fees and expenses of the exchange agent, accounting and legal fees, and printing costs, among others.

We will pay all transfer taxes, if any, applicable to the exchange of the outstanding notes for exchange notes. The tendering holder of outstanding notes, however, will be required to pay applicable taxes if certificates registered or representing exchange notes or notes issued to replace any outstanding notes not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of outstanding notes tendered, or:

•	if tendered, the certificates representing outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	if a transfer tax is imposed for any reason other than the exchange of the outstanding notes in the exchange offer.

If satisfactory evidence of payment of the transfer taxes or exemption from payment of transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder, and the exchange notes need not be delivered until the transfer taxes are paid.

Consequences of Failure to Exchange

Participation in the exchange offer is voluntary. Holders of the outstanding notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

Outstanding notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the Indenture. Any outstanding notes not tendered for exchange will remain subject to transfer restrictions and will not retain any rights under the Registration Rights Agreement. Accordingly, such outstanding notes may not be offered, sold, pledged or otherwise transferred except:

•	to us or any of our subsidiaries;

•	under an effective registration statement under the Securities Act;

•	for so long as the outstanding notes are eligible for resale pursuant to Rule 144A, to a person the Holder reasonably believes is a “Qualified Institutional Buyer” as defined in Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer to which notice is given that the transfer is being made in reliance on Rule 144A;

•	pursuant to offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S under the Securities Act;

•	to a limited number of institutional “accredited investors,” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act that acquire the outstanding notes for their own accounts, or for the account of such an institutional accredited investor, for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act;

•	under another available exemption from registration under the Securities Act;

and in each case, in accordance with all other applicable securities laws and the terms of the Indenture governing the outstanding notes.

Accounting Treatment

For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The exchange notes will be recorded at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange.

No Appraisal or Dissenters’ Rights

In connection with the exchange offer, you do not have any appraisal or dissenters’ rights under the General Corporation Law of the State of Delaware or the Indenture governing the notes. We intend to conduct the exchange offer in accordance with the Registration Rights Agreement, the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations of the SEC related to exchange offers.

DESCRIPTION OF THE NOTES

As used below in this “Description of the Notes” section, the “Issuer” and the “Company” refer to Alon Refining Krotz Springs, Inc., a Delaware corporation, and its successors, but not any of its subsidiaries. The Issuer issued the outstanding notes under the Indenture, dated as of October 22, 2009, among the Issuer, any future Guarantors and Wilmington Trust FSB, as trustee (the “Trustee”). The Issuer will issue the exchange notes under the same Indenture, and the exchange notes will evidence the same debt as the outstanding notes for which they are exchanged, and following the completion of this exchange offer the provisions of the Indenture will apply to the exchange notes and any remaining outstanding notes collectively and without distinction, other than the date of issuance. Unless the context requires otherwise, references to “Notes” in this section include both the outstanding notes and the exchange notes, as the same may be constituted from time to time. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions”. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the Indenture.

The following description is a summary of the material provisions of the Indenture, the Collateral Documents, the Intercreditor Agreement and the Registration Rights Agreement. It does not restate those agreements in their entirety. We urge you to read the Indenture, the Collateral Documents, the Intercreditor Agreement and the Registration Rights Agreement because they, and not this description, define your rights as Holders of the Notes. You may obtain a copy of the Indenture from the Issuer at its address set forth elsewhere in this prospectus.

The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The Notes:

•	will be senior secured obligations of the Company;

•	will be pari passu in right of payment to all existing and future senior indebtedness of the Company, including borrowings under the Revolving Credit Facility;

•	will be senior in right of payment to any future subordinated Indebtedness of the Company;

•	will be secured on a first-priority basis, equally and ratably with all obligations of the Company under any Permitted Crack Spread Hedge Agreement, by all of the assets of the Company constituting Notes Priority Collateral (other than the Crack Spread Hedging Collateral), subject to Permitted Prior Liens;

•	will be secured on a second-priority basis by all of the assets of the Company constituting RCF Priority Collateral and Crack Spread Hedging Collateral, subject to Permitted Prior Liens;

•	will be effectively subordinated to (i) the Company’s obligations under the Revolving Credit Facility, to the extent of the value of the RCF Priority Collateral, and (ii) to the Company’s obligations under any Permitted Crack Spread Hedge Agreement or with respect to any Crack Spread Hedging Support LC, to the extent of the value of the Crack Spread Hedging Collateral; and

•	will be effectively subordinated to any obligations secured by Permitted Prior Liens, to the extent of the value of the assets of the Company subject to those Permitted Prior Liens.

The Note Guarantees

We do not currently have any Subsidiaries. If we create or acquire any Domestic Subsidiaries in the future, the Notes will be guaranteed by such Domestic Subsidiaries.

Each guarantee of the Notes:

•	will be a senior secured obligation of the applicable Guarantor;

•	will be pari passu in right of payment to all existing and future senior obligations of such Guarantor, including such Guarantor’s obligations under its guarantee of the Revolving Credit Facility;

•	will be senior in right of payment to any future subordinated Indebtedness of such Guarantor;

•	will be secured on a first-priority basis, equally and ratably with all obligations of such Guarantor under any Permitted Crack Spread Hedge Agreement, by all of the assets of the such Guarantor constituting Notes Priority Collateral (other than the Crack Spread Hedging Collateral), subject to Permitted Prior Liens;

•	will be secured on a second-priority basis by all of the assets of such Guarantor constituting RCF Priority Collateral and Crack Spread Hedging Collateral, subject to Permitted Prior Liens;

•	will be effectively subordinated to such Guarantor’s obligations under the Revolving Credit Facility, to the extent of the value of the RCF Priority Collateral, and to such Guarantor’s obligations under any Permitted Crack Spread Hedge Agreement or with respect to any Crack Spread Hedging Support LC, to the extent of the value of the Crack Spread Hedging Collateral; and

•	will be effectively subordinated to any obligations secured by Permitted Prior Liens, to the extent of the value of the assets of such Guarantor subject to those Permitted Prior Liens.

None of our future Foreign Subsidiaries will guarantee the Notes. In addition, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries”, we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our future Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not guarantee the Notes. The Notes will be structurally subordinated to all of the future liabilities of our Subsidiaries that are not Guarantors of the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, such non-Guarantor Subsidiaries will be required to pay the holders of their debt and trade creditors before they will be able to distribute any of their assets to the Company or a Guarantor.

Principal, Maturity and Interest

The Notes will be limited in aggregate principal amount to $216.5 million. The Company will issue Notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will mature on October 15, 2014.

Interest on the Notes will accrue at the rate of 13 1/2% per annum and will be payable semi-annually in arrears on October 15 and April 15 of each year, commencing on April 15, 2010. Interest on overdue principal and interest, including Special Interest, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the Notes. The Company will make each interest payment to the Holders of record on the immediately preceding October 1 and April 1.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder of Notes has given wire transfer instructions to the paying agent, the paying agent will pay all principal, interest and premium and Special Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar unless the paying agent elects to make interest payments by check mailed to the Holders of Notes at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the Holders of the Notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the provisions of the Indenture. The registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Company and registrar will not be required to transfer or exchange any Note selected for redemption. Also, the Company and registrar will not be required to transfer or exchange any Note for a period of 15 days before a mailing of a notice of redemption.

Note Guarantees

We do not currently have any Subsidiaries. If we create or acquire any Domestic Subsidiaries in the future, the Notes will be guaranteed by such Domestic Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited in a manner intended to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risk Factors Relating to the Outstanding Notes and to the Exchange Notes — Under certain circumstances, a court could cancel the notes or the related future guarantees and the security interests that secure the notes and any guarantees under fraudulent conveyance laws.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person (if other than that Guarantor, the Company or another Guarantor) formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under its Note Guarantee, the Indenture, the Registration Rights Agreement, the Collateral Documents and the Intercreditor Agreement pursuant to a supplemental indenture and appropriate Collateral Documents; or

(b) such sale, other disposition, consolidation or merger complies with the “Asset Sale” provisions of the Indenture.

The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition complies with the “Asset Sale” provisions of the Indenture;

(2) in connection with any sale, issuance or other disposition of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale, issuance or other disposition complies with the “Asset Sale” provisions of the Indenture and the Guarantor ceases to be a Restricted Subsidiary of the Company as a result of the sale, issuance or other disposition;

(3) if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(4) in the event that such Guarantor was required to become a Guarantor under the provisions of the covenant described under “— Certain Covenants — Additional Note Guarantees” solely by virtue of clause (y) of the definition of “Domestic Subsidiary,” at such time as such Guarantor shall cease to guarantee or otherwise provide direct credit support for any Indebtedness of the Company or any other Guarantor; or

(5) upon legal defeasance, covenant defeasance or satisfaction and discharge of the Indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge”.

At the Company’s request, in the event that a Note Guarantee of a Guarantor shall be released in accordance with the foregoing, the Trustee will execute and deliver an instrument acknowledging such release in accordance with the terms of the Indenture. The Note Guarantee of a Guarantor may also be released in connection with a permitted amendment of the Indenture. See “— Amendment, Supplement and Waiver”.

Security

Collateral Documents

Pursuant to one or more Collateral Documents entered into by the Company and any future Guarantors in favor of the Collateral Agent for the benefit of itself, the Trustee and the Holders (collectively, the “Notes Secured Parties”), the Notes, the Note Guarantees and all other Indenture Obligations will be secured by a Lien on substantially all of the existing and future property and assets of the Company and the Guarantors; provided, that, the Collateral will not include:

(1) any Capital Stock or other securities of the Company’s Subsidiaries to the extent that the pledge of such securities would result in the Company being required to file separate financial statements of such Subsidiary with the SEC, but only to the extent necessary for the Company not to be subject to such requirement and only for so long as such requirement is in existence; provided that neither the Company nor any Subsidiary shall take any action in the form of a reorganization, merger or other restructuring a principal purpose of which is to provide for the release of the Lien on any Capital Stock or other securities of any Subsidiary pursuant to this clause;

(2) any contract or agreement to which the Company or any Guarantor is a party or any of its rights or interests thereunder if and for so long as the grant of such security interest would constitute or result in (i) the unenforceability of any right of the Company or such Guarantor therein or (ii) in a breach or termination pursuant to the terms of, or a default under, any such contract or agreement (other than to the extent that the portion of such contract or agreement resulting in such consequence is ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code as adopted by the State of New York or any other applicable law or principles of equity); provided, however, that such security interest shall attach immediately at such time as the condition causing such unenforceability shall be remedied and, to the extent severable, shall attach immediately to any portion of such contract or agreement that does not result in any of the consequences specified in clause (i) or (ii) above, including any proceeds of such contract or agreement;

(3) property and assets owned by the Company or any Guarantors that are the subject of Permitted Liens described in clause (7) of the definition thereof for so long as such Permitted Liens are in effect and the Indebtedness secured thereby otherwise prohibits such property or asset from being Collateral; and

(4) more than 65% of the voting Capital Stock of any Foreign Subsidiary or any Unrestricted Subsidiary not formed under the laws of the United States of America or any state of the United States of America or the District of Columbia

(such excluded assets collectively referred to in the prospectus as the “Excluded Assets”).

Each Collateral Document provides that if the Company or any future Guarantor that is a party to such Collateral Document incurs any Obligations in respect of any Permitted Crack Spread Hedge Agreement (“Specified Hedging Obligations”) (whether as a primary or secondary obligor thereof), such Obligations may be equally and ratably secured by all or any portion of the Shared Notes Priority Collateral pursuant to the provisions of such Collateral Document and the Indenture so long as the counterparty of such Permitted Crack Spread Hedge Agreement (each such counterparty, a “Specified Counterparty”, and each such Permitted Crack Spread Hedge Agreement, a “Specified Hedge Agreement”) takes certain actions set forth in the Indenture and the Security Agreement; provided, that (i) if such Specified Hedging Obligations are also secured by any Crack Spread Hedging Collateral (which will be pursuant to a separate security agreement (a “Specified Hedging Security Agreement”) entered into by and between such Specified Counterparty and the Company or such Guarantor, as the case may be), such Specified Counterparty shall be required to become a party to the Intercreditor Agreement in accordance with the terms thereof and the Liens on such Crack Spread Hedging Collateral securing the Specified Hedging Obligations will be contractually senior to the Liens thereon securing the Indenture Obligations pursuant to the Intercreditor Agreement (and consequently, the Indenture Obligations will be effectively subordinated to such Specified Hedging Obligations of the Company or such Guarantor, as the case may be, under such Specified Hedge Agreement to the extent of the value of such Crack Spread Hedging Collateral) and (ii) such Specified Counterparty shall have no rights (other than the right to receive its pro rata share of any Shared Notes Priority Collateral) under any Collateral Document (other than any deposit account control agreement or securities account control agreement executed in connection therewith that solely relates to a Crack Spread Hedging Cash Collateral Account), including rights with respect to (1) consenting to any amendments, waivers or other modifications to any such Collateral Document (including any such amendment, waiver or other modification that would result in the release of all or substantially all of the Shared Notes Priority Collateral (except in connection with the payment in full of the Indenture Obligations or the consummation of a Legal Defeasance, a Covenant Defeasance or a Satisfaction and Discharge), other than any such amendment, waiver or other modification (x) to any deposit account control agreement or securities account control agreement constituting a Collateral Document (other than any deposit account control agreement or securities account control agreement executed in connection therewith that solely relates to a Crack Spread Hedging Cash Collateral Account) or (y) that would result in it not being entitled to receive its pro rata distribution of any Shared Notes Priority Collateral or the proceeds thereof that are to be distributed to the Holders (provided, that in determining the amount of Specified Hedging Obligations outstanding for purposes of any Collateral Document (other than any deposit account control agreement or securities account control agreement executed in connection therewith that solely relates to a Crack Spread Hedging Cash Collateral Account), the actual amount of Specified Hedging Obligations that are outstanding shall be deemed to have been reduced by the sum of (A) the value of the Crack Spread Hedging Collateral that secures such Specified Hedging Obligations and (B) the aggregate stated amount of all undrawn Crack Spread Hedging Support LCs) and (2) directing the Collateral Agent to take or refrain from taking any action with respect to all or any portion of the Shared Notes Priority Collateral. As a result, if the Company or any Guarantor enters into any Specified Hedge Agreement, the security interest of the Shared Notes Priority Collateral for the Indenture Obligations will be diluted. See “Risk Factors — Risk Factors Relating to the Outstanding Notes and to the Exchange Notes — The collateral may be insufficient to pay all of the notes.”

Intercreditor Agreement

On October 22, 2009, the Collateral Agent, on behalf of itself, the other Notes Secured Parties and any Specified Counterparties (collectively, the “Non-RCF Secured Parties”), and the RCF Agent, on behalf of itself and the other holders of RCF Claims (collectively, the “RCF Secured Parties”), entered into an intercreditor agreement (the “Intercreditor Agreement”). As discussed above, if any Specified Hedging Obligations are secured by any Crack Spread Hedging Collateral, the Specified Counterparty holding such Specified Hedging Obligations will also become a party to the Intercreditor Agreement pursuant to the terms thereof. In addition, if any reimbursement obligations with respect to a Crack Spread Hedging Support LC (“Specified LC Obligations”) are to be secured by any Crack Spread Hedging Collateral, the issuer of such letter of credit (a “Specified Issuer”) will also become a party to the Intercreditor Agreement pursuant to the terms thereof.

The Intercreditor Agreement provides for the following:

RCF Claims; Indenture Obligations Effectively Subordinated to RCF Claims.  The RCF Claims will be secured by a Lien on all of the Collateral. As provided in the Intercreditor Agreement, the RCF Secured Parties will have superior Lien rights with respect to the Liens securing the RCF Claims on (i) all accounts receivables (other than accounts receivables arising under contracts for the sale of Collateral that do not constitute RCF Priority Collateral); (ii) (a) all supply contracts, offtake agreements and similar contracts to which the Company or any Guarantor is a party and pursuant to which the Company or any Guarantor sells inventory or renders services, (b) all contracts between the Company or any Guarantor and any other Person whereby the Company or such Guarantor is entitled to receive inventory, or the benefit of inventory, pursuant to an inventory exchange arrangement with such other Person and (c) all Hedge Agreements (including any Permitted Crack Spread Hedge Agreement); (iii) all chattel paper (including electronic chattel paper); (iv) all tax refunds of any kind; (v) all commercial tort claims; (vi) except to the extent constituting Notes Priority Collateral, all deposit accounts and securities accounts and all cash, cash equivalents, checks and other negotiable instruments, funds or other evidences of payment and all financial assets held on deposit therein or credited thereto and all security entitlements arising therefrom; (viii) all commodity accounts and commodity contracts; (ix) all inventory; (x) all rights to business interruption insurance; (xi) all documents, general intangibles (other than intellectual property and the Capital Stock of any Subsidiary of the Company), instruments, investment property (other than the Capital Stock of any Subsidiary of the Company) and letter of credit rights; (xii) all proceeds, including insurance proceeds, of any of the foregoing and all collateral security and guarantees or other credit support given by any Person with respect to any of the foregoing; and (xiii) all books and records relating to any of the foregoing (collectively, the “RCF Priority Collateral”). The Intercreditor Agreement provides, among other things, that, (x) the Lien on the RCF Priority Collateral will be contractually senior to the security interest therein that secures the Indenture Obligations, and (y) the Lien on all Notes Priority Collateral securing the RCF Claims will be contractually subordinated to the security interest therein that secures the Indenture Obligations and the Specified Hedge Obligations. As a result, the Indenture Obligations will be effectively subordinated to the RCF Claims to the extent of the value of the RCF Priority Collateral. No appraisals of any Collateral have been prepared in connection with the offering of the Notes. The value of the Collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the Collateral. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay any of the Indenture Obligations under the Notes or any of the Note Guarantees thereof, in full or at all, after first satisfying in full, in the case of Collateral consisting of the RCF Priority Collateral, the RCF Claims.

Relative Priorities.  Notwithstanding (a) the date, manner or order of grant, attachment or perfection of any Lien on the Collateral securing the Indenture Obligations, the RCF Claims or Specified Hedging Obligations, if any, (b) any provision of the Uniform Commercial Code of any applicable jurisdiction or any other applicable law or any Indenture Document, any instrument, agreement or other document evidencing or governing any RCF Claims or inuring to the benefit of any RCF Secured Party (such instruments, agreements and other documents being referred to herein as the “RCF Documents”) or any Specified Hedge Agreement (together with any Indenture Document and the RCF Documents, the “Debt Documents”), (c) any defect or deficiencies, in or failure to perfect any such Lien or (d) any other circumstance whatsoever, each of the Collateral Agent and the RCF Agent (collectively, the “Agents”), for itself and on behalf of the Non-RCF Secured Parties and the RCF Secured Parties, respectively (collectively, the “Secured Parties”) and each Specified Counterparty a party to the Intercreditor Agreement, will agree that:

(i) any Lien on the RCF Priority Collateral securing RCF Claims shall be senior in all respects and prior to any Lien thereon securing Indenture Obligations;

(ii) any Lien on the Shared Notes Priority Collateral securing Indenture Obligations and any Specified Hedging Obligations shall be senior in all respects and prior to any Lien thereon securing RCF Claims;

(iii) any Lien on (A) any Crack Spread Hedging Collateral securing Specified Hedging Obligations shall be senior in all respects and prior to any Lien thereon securing Indenture Obligations and RCF Claims, and (B) any such Crack Spread Hedging Collateral securing Indenture Obligations shall be senior in all respects and prior to any Lien thereon securing RCF Claims; and

(iv) any Lien on (A) any Crack Spread Hedging Collateral securing Specified LC Obligations shall be senior in all respects and prior to any Lien thereon securing Indenture Obligations and RCF Claims, and (B) any such Crack Spread Hedging Collateral securing Indenture Obligations shall be senior in all respects and prior to any Lien thereon securing RCF Claims.

Notwithstanding anything to the contrary in any Debt Document, Specified Hedge Agreement or Crack Spread Hedging Support LC, (1) Specified LC Obligations may only be secured by Crack Spread Hedging Collateral that does not secure any Specified Hedging Obligation and, for the avoidance of doubt, not by any other asset or property of the Company or any Guarantor (including any other Notes Priority Collateral or any RCF Priority Collateral); (2) Specified Hedging Obligations may only be secured by Notes Priority Collateral (other than any Crack Spread Hedging Collateral that secures any Specified LC Obligation and, for the avoidance of doubt, not by any other asset or property of the Company or any Guarantor (including any RCF

Priority Collateral)); and (3) Specified LC Obligations and Specified Hedging Obligations shall not be secured by any RCF Priority Collateral.

The relative Lien priorities in respect of any Collateral described above are only with respect to the priority of the Liens held by or on behalf of the parties to the Intercreditor Agreement (each, a “Party”) and their respective Related Secured Parties (as defined below) and shall not constitute a subordination of any Obligations secured thereby to any other Obligations.

Prohibition on Contests.  Each Party, for itself and if applicable, on behalf of the Secured Parties on whose capacity in which it acts in such capacity (with respect to such Agent, its “Related Secured Parties”) will agree that none of them will (and hereby waives any right to) contest or support any other Person in contesting, in any proceeding, including any insolvency or liquidation proceeding, (a) the perfection, priority, validity or enforceability of the Lien of any other Party or any of its Related Secured Parties securing the Obligations held by such Party or any of its Related Secured Parties, (b) the validity or enforceability of such Obligations or (c) the enforceability of the Intercreditor Agreement; provided that nothing in the Intercreditor Agreement shall be construed to prevent or impair the right of any Party or any of its Related Secured Parties to enforce the Intercreditor Agreement (including any motion or any other action in any proceeding, including any insolvency or liquidation proceeding, to establish the correct mathematical calculation of any obligations held by such Party and its Related Secured Parties).

No New Liens.  Each Party will agree, for itself and on behalf of its Related Secured Parties, that, whether or not any insolvency or liquidation proceeding has been commenced, and subject to the terms of the penultimate paragraph described above under “Relative Priorities”, no such Party or any of its Related Secured Parties shall accept any additional Lien under any Debt Document on any asset of the Company or any Guarantor to secure any Obligations owing to it or any of its Related Secured Parties unless such the Company or such Guarantor has granted or concurrently grants a Lien on such asset to secure the Obligations of the other Parties and their Related Secured Parties (all such Liens to have the relative priorities set forth in the Intercreditor Agreement based on whether the assets subject to such Liens constitute RCF Priority Collateral, Notes Priority Collateral or Crack Spread Hedging Collateral); provided that the foregoing shall not apply to the RCF Secured Parties or the Notes Secured Parties with respect to any Specified Issuer or Specified Counterparty insofar as the subject additional Liens are on assets that would constitute RCF Priority Collateral. To the extent that the foregoing provisions are not complied with for any reason, without limiting any other rights and remedies available to any Party or any of its Related Secured Parties, each Party, for itself and on behalf of its Related Secured Parties, will agree that any amounts received by or distributed to such Party or any of its Related Secured Parties pursuant to or as a result of Liens granted in contravention of this provision shall be subject to terms set forth below under “— Payments — Payments Over.”

Exercise of Remedies.  (a) Until the Discharge of the RCF Claims, whether or not any insolvency or liquidation proceeding has been commenced, the Collateral Agent, for itself and on behalf of the other Notes Secured Parties, will agree that none of them will:

(i) exercise or seek to exercise any rights or remedies with respect to the RCF Priority Collateral (including the exercise of any right of setoff or any right under any lockbox agreement, account control agreement, landlord waiver or bailee’s letter or similar agreement or arrangement) or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure); provided, however, that the Collateral Agent and the other Notes Secured Parties may exercise any or all such rights or remedies after the last day of the Standstill Period; provided further, however, that notwithstanding anything herein to the contrary and notwithstanding the expiration of the Standstill Period, in no event shall the Collateral Agent or any of the other Notes Secured Parties exercise any rights or remedies with respect to any RCF Priority Collateral if any RCF Secured Party shall have commenced and be diligently pursuing the exercise of rights or remedies with respect to all or any material portion of the RCF Priority Collateral (prompt notice of such exercise by any RCF Secured Party to be given to the Collateral Agent; it being agreed, however, that no RCF Secured Party shall incur any liability for, and none of its rights hereunder or in respect of the RCF Priority Collateral shall be affected by, any failure to give any such notice); provided further, however, that the foregoing limitation shall not in any way prohibit the Collateral Agent or any of the other Notes Secured Parties from (1) commencing, or joining in filing of a petition for commencement of, any involuntary insolvency or liquidation proceeding (other than any liquidation, dissolution, reorganization or winding up of the Company or any Guarantor, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Company or any Guarantor) or (2) exercising any of its rights during an insolvency or liquidation proceeding to the extent permitted by the other provisions of the Intercreditor Agreement;

(ii) contest, protest or object to any foreclosure proceeding or action brought by any RCF Secured Party with respect to, or any other exercise by any RCF Secured Party of any rights and remedies relating to, any RCF Priority Collateral, whether under the Debt Documents relating to the RCF Claims or otherwise; and

(iii) subject to paragraph (a)(i) above and except as may be permitted by paragraph (c) below, contest, protest or object to the forbearance by any RCF Secured Party from bringing or pursuing any foreclosure proceeding or action with respect to, or any other exercise by any RCF Secured Party of any rights or remedies relating to, any RCF Priority Collateral;

provided, that, in each case under this “Exercise of Remedies”, the Liens on such RCF Priority Collateral securing Indenture Obligations shall attach to all proceeds of such RCF Priority Collateral resulting from actions taken by any RCF Secured Party in accordance with the Intercreditor Agreement, subject to the relative Lien priorities set forth in “— Relative Priorities” above.

(b) Subject to the terms and conditions of the Intercreditor Agreement (including paragraph (a)(i) above), until the Discharge of the RCF Claims with respect to the RCF Priority Collateral has occurred, whether or not any insolvency or liquidation proceeding has been commenced, the RCF Secured Parties shall have the exclusive right to enforce rights and exercise remedies (including the exercise of any right of set off, any right under any lockbox agreement, account control agreement, landlord waiver or bailee’s letter or similar agreement or arrangement and the right to credit bid their debt) with respect to any of their RCF Priority Collateral and, in the course of such exercise, make related determinations regarding the release, Disposition (as defined below) or restrictions with respect to any such RCF Priority Collateral, without any consultation with or the consent of the Notes Secured Parties; provided, that the Liens on such RCF Priority Collateral securing Indenture Obligations shall remain on the proceeds of such RCF Priority Collateral so released or Disposed of, subject to the relative Lien priorities set forth in “— Relative Priorities” above. In exercising rights and remedies with respect to any of its RCF Priority Collateral, each RCF Secured Party may enforce the provisions of the applicable Debt Documents relating to the RCF Claims and exercise remedies thereunder, all in such order and in such manner as it may determine in its sole discretion. Such exercise and enforcement shall include the right of any agent appointed by any RCF Secured Party to sell or otherwise Dispose of such RCF Priority Collateral upon foreclosure, to incur expenses in connection with such sale or other Disposition and to exercise all the rights and remedies of a secured creditor under the Uniform Commercial Code and of a secured creditor under bankruptcy laws of any applicable jurisdiction.

(c) Notwithstanding the foregoing provisions of this “Exercise of Remedies”, the Notes Secured Parties may:

(i) file a claim or statement of interest with respect to the Indenture Obligations in any insolvency or liquidation proceeding;

(ii) take any action (not adverse to the priority status of any Liens on such RCF Priority Collateral securing the RCF Claims or the rights of any RCF Secured Party to exercise remedies in respect thereof) in order to create, perfect, preserve or protect the junior Liens of the Notes Secured Parties on any RCF Priority Collateral;

(iii) file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims of any Notes Secured Party, including any claims secured by Notes Priority Collateral thereof, in each case in accordance with the terms of the Intercreditor Agreement;

(iv) exercise their rights and remedies as unsecured creditors to the extent provided in paragraph (e) below;

(v) vote on any plan of reorganization (including to accept or reject any plan of partial or complete liquidation, reorganization, arrangement, composition or extension), file any proof of claim with respect to any Indenture Obligations or Liens securing such Obligations, and make other filings and make any arguments and motions that are, in each case, in accordance with the terms of the Intercreditor Agreement;

(vi) exercise any of their rights or remedies with respect to any of their Notes Priority Collateral after the termination of the Standstill Period to the extent permitted by paragraph (a)(i) above; and

(vii) join (but not exercise any control with respect to) any judicial foreclosure proceeding or other judicial lien enforcement proceeding with respect to any RCF Priority Collateral initiated by any RCF Secured Party with respect thereto, to the extent that any such action could not reasonably be expected, in any material respect, to restrain, hinder, limit, delay for any material period or otherwise interfere with the exercise of rights or remedies with respect to such RCF Priority Collateral by the RCF Secured Parties (it being understood that no Notes Secured Party shall be entitled to receive any proceeds thereof unless otherwise expressly permitted hereby).

The Collateral Agent, for itself and on behalf of the other Notes Secured Parties, has agreed that it will not take or receive any RCF Priority Collateral or any proceeds of any such RCF Priority Collateral in connection with the exercise of any right or remedy (including set-off) with respect to such RCF Priority Collateral in its capacity as a creditor in violation of the Intercreditor Agreement. Without limiting the generality of the foregoing, until the Discharge of the RCF Claims with respect to such RCF Priority Collateral has occurred, except as expressly provided in this paragraph, paragraph (a) above (but subject to “— Payments — Payments Over”) and “— Other Agreements — Insurance”, “— Other Agreements — Sharing of Information; Rights of Access and Use; Inventory Buyout Option”, “— Other Agreements — Consent to License of Intellectual Property” and paragraph (b) of “— Insolvency or Liquidation Proceedings — Adequate Protection”, the sole right of the Notes Secured Parties with respect to any of the RCF Priority Collateral is to hold a junior Lien on such RCF Priority Collateral and to receive a share of the proceeds thereof, if any, after such Discharge of the RCF Claims has occurred.

(d) Subject to paragraphs (a) and (c) above and “— Other Agreements — Insurance”, “— Other Agreements — Sharing of Information; Rights of Access and Use; Inventory Buyout Option”, “— Other Agreements — Consent to License of Intellectual Property” and paragraph (b) of “— Insolvency or Liquidation Proceedings — Adequate Protection”, the Collateral Agent, for itself and on behalf of the other Notes Secured Parties:

(i) has agreed that neither the Collateral Agent nor any of the other Notes Secured Parties will take any action that (A) could reasonably be expected, in any material respect, to restrain, hinder, limit, delay or otherwise interfere with (1) any exercise of remedies with respect to any RCF Priority Collateral or (2) the realization by any RCF Secured Party of the full value of any of its RCF Priority Collateral or (B) otherwise would be prohibited hereunder, including any Disposition of any such RCF Priority Collateral, whether by foreclosure or otherwise;

(ii) has waived any and all rights the Collateral Agent or any of the other Notes Secured Parties may have as junior lien creditors or otherwise to object to the manner in which any RCF Secured Party seeks to enforce or collect any RCF Claims or to enforce or realize on its Liens on any RCF Priority Collateral undertaken in accordance with the Intercreditor Agreement, regardless of whether any action or failure to act by or on behalf of any RCF Secured Party is adverse to the interests of the Collateral Agent or any of the other Notes Secured Parties; and

(iii) has acknowledged and agreed that no covenant, agreement or restriction contained in any Indenture Document shall be deemed to restrict in any way the rights and remedies of any RCF Secured Party with respect to any RCF Priority Collateral subject to its Liens as set forth in the Intercreditor Agreement and the Debt Documents relating to the RCF Claims.

(e) Except as otherwise specifically set forth in paragraph (a) or (d) above, the Notes Secured Parties may exercise rights and remedies available to them as unsecured creditors of the Company or any Guarantor in accordance with the terms of the Debt Documents relating to the Indenture Obligations and applicable law;

provided that in the event any Notes Secured Party becomes a judgment Lien creditor in respect of any RCF Priority Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to any of its Indenture Obligations, such judgment Lien shall be subject to the terms of the Intercreditor Agreement, including the relative Lien priorities set forth in “— Relative Priorities” above.

(f) Nothing in the Intercreditor Agreement prohibits the receipt by any Notes Secured Party of the required or permitted payments of interest, principal and other amounts owed in respect of the Indenture Obligations so long as such receipt is not the direct or indirect result of the exercise by any Notes Secured Party of rights or remedies as a secured creditor (including set off) against the RCF Priority Collateral or enforcement in contravention of the Intercreditor Agreement of any Lien on any such RCF Priority Collateral securing any Indenture Obligations (it being agreed that any such enforcement permitted by the Intercreditor Agreement shall be subject to “— Payments — Payments Over”). Nothing in the Intercreditor Agreement shall be construed to impair or otherwise adversely affect any rights or remedies any RCF Secured Party may have with respect to any RCF Priority Collateral.

(g) The Intercreditor Agreement also contains provisions substantially similar to those contained in paragraphs (a) through (f) above that will relate to the ability or inability of (i) any RCF Secured Party to enforce any rights that it may have on any Notes Priority Collateral and (ii) any Notes Secured Party or RCF Secured Party to enforce any rights that it may have on any Crack Spread Hedging Collateral, in each case, mutatis mutandis.

Payments.  The Intercreditor Agreement also provides that:

Application of Proceeds.  (a) Whether or not any insolvency or liquidation proceeding has commenced, RCF Priority Collateral or proceeds thereof received in connection with the sale or other Disposition of, or collection on, such RCF Priority Collateral upon any exercise of remedies shall be applied to (i) the RCF Claims in the order specified in the Debt Documents relating to the RCF Claims and (ii) following the Discharge of the RCF Claims, Indenture Obligations in the order specified in the Indenture Documents.

(b) Whether or not any insolvency or liquidation proceeding has commenced, Notes Priority Collateral or proceeds thereof received in connection with the sale or other Disposition of, or collection on, such Notes Priority Collateral upon any exercise of remedies shall be applied to (i) the Indenture Obligations and Specified Hedging Obligations on a pro rata basis in the order specified first, in the Security Agreement and then, separately, in the Debt Documents relating to the Indenture Obligations and Specified Hedging Obligations, as applicable (provided, that if any Specified Hedging Obligations are outstanding and are secured by Notes Priority Collateral consisting of any Crack Spread Hedging Collateral, such Notes Priority Collateral consisting of Crack Spread Hedging Collateral and proceeds thereof shall be applied to (A) the Specified Hedging Obligations in accordance with the Specified Hedge Agreement and (B) following the Discharge of the Specified Hedging Obligations, the Indenture Obligations in accordance with the Indenture Documents) and (ii) following the Discharge of the Indenture Obligations and the Specified Hedging Obligations, the RCF Claims in the order specified in the Debt Documents relating to the RCF Claims.

(c) Whether or not any insolvency or liquidation proceeding has commenced, Crack Spread Hedging Collateral securing Specified LC Obligations or proceeds thereof received in connection with the sale or other Disposition of, or collection on, such Crack Spread Hedging Collateral upon any exercise of remedies shall be applied to (i) the Specified LC Obligations in the order specified in the Debt Documents relating to the Specified LC Obligations, (ii) following the Discharge of the Specified LC Obligations, the Indenture Obligations in accordance with the Indenture Documents and (iii) following the Discharge of the Specified LC Obligations and the Indenture Obligations, the RCF Claims in the order specified in the Debt Documents relating to the RCF Claims.

Payments Over.  So long as the Discharge of the RCF Claims has not occurred, whether or not any insolvency or liquidation proceeding has been commenced, if any Notes Secured Party receives any RCF Priority Collateral or any proceeds of any such RCF Priority Collateral in connection with (a) the exercise of any right or remedy (including set off) relating to such RCF Priority Collateral or (b) the transfer of such RCF Priority Collateral or proceeds to any Notes Secured Party by any Person holding a Lien on such RCF Priority Collateral that is subordinate to the Lien on such RCF Priority Collateral securing the Indenture Obligations, then, in each case, such RCF Priority Collateral or proceeds shall be segregated and held in trust and forthwith paid over to the RCF Agent for the benefit of the RCF Secured Parties in the same form as received, with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct. The RCF Agent will be authorized to make any such endorsements as agent for the Notes Secured Parties (such authorization being coupled with an interest and irrevocable until the Discharge of the RCF Claims with respect to such RCF Priority Collateral has occurred). The Intercreditor Agreement will also contain a provision substantially similar to those contained in the immediately two preceding sentences that will relate to (i) the Notes Priority Collateral and the segregation and payment over thereof by any applicable RCF Secured Party to the Collateral Agent for the benefit of the Non-RCF Secured Parties and (ii) any Crack Spread Hedging Collateral and the segregation and payment over thereof by any applicable Notes Secured Party or RCF Secured Party to the Specified Counterparty or Specified Issuer, as applicable, in each case, mutatis mutandis.

Delivery of Collateral and Proceeds.  Upon the Discharge of the Obligations secured by the most senior Lien on any Collateral as provided in the Lien priorities set forth in “— Relative Priorities” above, the Party holding such Lien (the “Controlling Party”) shall, except as may otherwise be required by applicable law or any order of any court or other governmental authority, deliver, at the expense of the Company and the Guarantors, to the Party holding a Lien thereon that is next most senior in priority as provided in the Lien priorities set forth in “— Relative Priorities” above (the “Next Controlling Party”), without representation or recourse, any Collateral (including any pledged Collateral) held by the Controlling Party at such time in the same form as received, with any necessary endorsements (so as, in respect of any such pledged Collateral, to allow the Next Controlling Party to obtain possession or control thereof), to be applied by such Next Controlling Party to the Obligations secured by the Liens granted in favor of the Next Controlling Party in the order specified in the Debt Documents relating to such Obligations.

Other Agreements.  The Intercreditor Agreement also provides that:

Releases.  (a) The Liens of the Notes Secured Parties on any RCF Priority Collateral shall be automatically, unconditionally and simultaneously released if:

(i) in connection with the exercise of the RCF Agent’s remedies in respect of such RCF Priority Collateral, the RCF Agent, for itself or on behalf of the RCF Secured Parties, releases its Liens on any part of such RCF Priority Collateral; or

(ii) in connection with any sale, lease, exchange, transfer or other disposition of such RCF Priority Collateral (collectively, a “Disposition”) not prohibited under the terms of the RCF Collateral Documents, the RCF Agent, for itself or on behalf of the RCF Secured Parties, releases any of its Liens on any part of such RCF Priority Collateral, other than in connection with the exercise of the RCF Agent’s remedies with respect to such RCF Priority Collateral as provided in paragraph (a) above or following the Discharge of RCF Claims with respect to such RCF Priority Collateral.

provided that, in each case, the Liens of the Notes Secured Parties on such RCF Priority Collateral securing Indenture Obligations shall attach to all proceeds of such RCF Priority Collateral in accordance with the Intercreditor Agreement, subject to the relative Lien priorities set forth in “— Relative Priorities” above.

(b) The Collateral Agent, for itself or on behalf of the Notes Secured Parties, promptly shall execute and deliver to the RCF Agent such documents and instruments as the RCF Agent may reasonably request to accomplish the purposes of this “— Other Agreements — Releases”, including any endorsements or other instruments of transfer or release.

(c) Until the Discharge of the RCF Claims has occurred, the Collateral Agent, for itself and on behalf of the Notes Secured Parties, will irrevocably constitute and appoint the RCF Agent and any officer or agent of the RCF Agent, with full power of substitution, as its true and lawful attorney in fact with full power and authority in the name, place and stead of the Collateral Agent or the Notes Secured Parties or in the RCF Agent’s own name, from time to time in the RCF Agent’s discretion, for the purpose of carrying out the terms of this “— Other Agreements — Releases”, to take any and all action and to execute any and all documents and instruments that may be necessary or appropriate to accomplish the purposes of this “— Other Agreements — Releases”, including any endorsements or other instruments of transfer or release.

(d) Until the Discharge of the RCF Claims has occurred, to the extent that RCF Agent or the RCF Secured Parties released any Lien on any RCF Priority Collateral and any such Lien is later reinstated, then the Collateral Agent, for itself and for the Notes Secured Parties, shall have a Lien on such RCF Priority Collateral, subject to the relative Lien priorities set forth in “— Relative Priorities” above.

(e) The Intercreditor Agreement also contains provisions substantially similar to those contained in paragraphs (a) through (d) above that relate to releases of any Notes Priority Collateral but not any release of any Crack Spread Hedging Collateral that is made by the Specified Counterparty or Specified Issuer, as the case may be, except as a result of its release of its Liens thereon in connection with its exercise of its remedies in respect thereof, in each case, mutatis mutandis.

Insurance.  The Intercreditor Agreement contains provisions relating to insurance and condemnation proceeds relating to, among other things, the exclusive right of the Collateral Agent and the RCF Agent, under certain conditions, to adjust settlement under (and receive any payments in respect of) each insurance policy in respect of the Collateral with respect to which such Party has the most senior Lien in priority based on the relative Lien priorities set forth in “— Relative Priorities” above.

Bailee for Perfection.  The Intercreditor Agreement (i) provides that each Party will agree to hold that part of the Collateral that is in its possession or control, or in the possession or control of its agents or bailees (such Collateral being called the “Pledged Collateral”), as collateral agent for its Related Secured Parties and as gratuitous bailee for each other Party that has a Lien on such Collateral (which Lien is not prohibited under the Intercreditor Agreement) (such bailment being intended, among other things, to satisfy the requirements of Sections 8-301(a)(2) and 9-313(c) of the Uniform Commercial Code) solely for the purpose of perfecting such Lien and (ii) contains other provisions relating to the foregoing, including that no such Party will (A) be obligated to any such other Party other than to act in such capacity and (B) act in a fiduciary relationship for any such other Party.

Obligations Purchase Right.  Without prejudice to the enforcement of any remedies of any Secured Party, whether under the Debt Documents or otherwise, each of the RCF Agent and the Collateral Agent, on behalf of the RCF Secured Parties and the Notes Secured Parties, respectively, have agreed that, in the event a Purchase Event shall have occurred with respect to RCF Claims or the Indenture Obligations, as the case may be (the “Subject Obligations”), the Secured Parties not holding the Subject Obligations shall have the option to purchase for cash the entire aggregate amount of the Subject Obligations (including unfunded commitments under the applicable Debt Documents, if any, that are in effect) at par plus accrued but unpaid interest, fees and expenses (without regard to any prepayment penalty or premium), without warranty or representation or recourse, on a pro rata basis from the Secured Parties holding such Subject Obligations. Such option may be exercised at any time by delivery of an irrevocable written notice thereof to the RCF Agent in the case where the Subject Obligations constitute RCF Claims or to the Collateral Agent in the case where the Subject Obligations constitute Indenture Obligations. Following exercise of such option in accordance with the terms of this “— Other Agreements — Obligations Purchase Right”, the Secured Parties shall cooperate in consummating promptly thereafter such purchase using documentation in form and substance reasonably acceptable to the RCF Agent and the Trustee.

Sharing of Information; Rights of Access and Use; Inventory Buyout Option.  (a) The Intercreditor Agreement contains provisions relating to the sharing by the Parties and their respective Related Secured Parties of information relating to the Company and the Guarantors.

(b) The Collateral Agent, for itself and on behalf of the Non-RCF Secured Parties and each successor owner or operator of the applicable refinery (each, a “Successor Operator”), has agreed that if any Non-RCF Secured Party or Successor Operator acquires control or possession of any refinery, (i) such Non-RCF Secured Party or Successor Operator shall give prompt notice thereof to the RCF Agent (the date of receipt by the RCF Agent of such notice being called the “Trigger Date”) and (ii) subject to paragraph (d) of this “— Other Agreements — Sharing of Information; Rights of Access and Use; Inventory Buyout Option” and applicable law, such Non-RCF Secured Party or Successor Operator shall provide the RCF Agent, and its designated representatives and agents, upon request by the RCF Agent and at the sole, risk, cost and expense of the RCF Secured Parties, reasonable and nonexclusive access to and use of such refinery and other Notes Priority Collateral (including pipeline rights and rights under any contract to which the Company or any Guarantor is a party and pursuant to which the Company or such Guarantor, as the case may be, purchases inventory for use at such refinery) as necessary or useful in the reasonable commercial judgment of the RCF Agent to

(A) examine, process, produce, store, complete, sell, ship, transport, supply, remove or otherwise dispose of any and all inventory located at such refinery (provided, however, that such use shall be limited only to those activities generally conducted at such refinery on or prior to the Trigger Date (e.g., the RCF Agent may not engage in any production or processing at any refinery that was not generally engaged in at such refinery on or prior to such date)) and (B) collect or realize upon accounts receivables constituting RCF Priority Collateral.

(c) If any inventory shall remain at any refinery at the end of the Applicable Sales and Processing Period with respect thereto, then the RCF Secured Parties shall be deemed to have abandoned such remaining inventory at such refinery, and the Liens thereon securing the RCF Claims shall be deemed waived and released (and such inventory, notwithstanding anything to the contrary set forth herein, shall constitute Non-RCF Priority Collateral). The RCF Agent, for itself and on behalf of the other RCF Secured Parties, will irrevocably constitute and appoint the Collateral Agent and any officer or agent of the Collateral Agent, with full power of substitution, as its true and lawful attorney in fact with full power and authority in the name, place and stead of the RCF Agent or the other RCF Secured Parties, or in the name of the Collateral Agent, to execute any and all releases that may be necessary or appropriate to accomplish the purposes of this paragraph.

(d) The obligations of the Collateral Agent or any Successor Operator under paragraph (b)(ii) above shall be subject to its prior receipt (without cost to it) of such assurances as it may reasonably request to confirm that the performance of such obligations and all activities of the RCF Agent, any RCF Secured Party or any of their respective representatives, officers, employees and agents in connection therewith or incidental thereto (i) will, among other things, be permitted, lawful and conducted in accordance with prudent refining and manufacturing practices and (ii) will not impose upon any Non-RCF Secured Party or any Successor Operator any legal duty, legal liability or risk of uninsured loss. During the period of actual occupation, use or control by the RCF Agent or any of its designated representatives or agents of any Notes Priority Collateral (or any assets or property subject to a leasehold interest constituting Notes Priority Collateral), the RCF Secured Parties shall be obligated (A) to reimburse the Non-RCF Secured Parties and each Successor Operator for certain out-of-pocket costs associated therewith, (B) to repair, at their expense, any physical damage to such Notes Priority Collateral resulting from such occupancy, use or control, and to leave such Notes Priority Collateral in substantially the same condition as it was immediately prior to such occupancy, use or control (ordinary wear and tear excepted), (C) to deliver to the Collateral Agent or a Successor Operator, as applicable, a certificate of insurance showing liability coverage reasonably satisfactory to the Collateral Agent or such Successor Operator, as applicable, on such Notes Priority Collateral during the period of any such occupation, use or control and naming the Collateral Agent or such Successor Operator, as applicable, as an additional named insured and (D) to indemnify and hold harmless the Collateral Agent, the other Non-RCF Secured Parties and each Successor Operator from and against any third party claims against any of them resulting from actions or omissions by the RCF Secured Parties or their agents or representatives during the period of such occupancy, use or control. The RCF Agent, and its designated representatives and agents, and the other RCF Secured Parties, shall cooperate with the Collateral Agent or any Successor Operator of such refinery so as to minimize any interference with the use and operation of, or efforts to sell, such refinery by the Collateral Agent or any such Successor Operator thereof while permitting the Collateral Agent to obtain the benefit of its rights under paragraph (b) of this “— Other Agreements — Sharing of Information; Rights of Access and Use; Inventory Buyout Option”. The RCF Agent, and its designated representatives and agents, shall follow all reasonable procedures and regulations imposed by the Collateral Agent or any Successor Operator of any refinery of such refinery in respect of their access to or use of such refinery.

(e) The Collateral Agent or any Successor Operator for any refinery shall have the option (the “Inventory Buyout Option”), exercisable upon delivery of an irrevocable written notice thereof to the RCF Agent, at any time within 30 days after the Trigger Date with respect to such refinery, to purchase all, but not less than all, of the inventory located at (or in transit to) such refinery for cash in an amount equal to the greater of (i) the value of such inventory on a marked-to-market basis as of the date such written notice is received by the RCF Agent and (ii) the value (which for the avoidance of doubt shall be determined prior to giving effect to any “advance” rate) of all “eligible” inventory included in such inventory, as reflected on the Company’s most recent report submitted to the RCF Agent in connection with determining the borrowing base under the

Revolving Credit Facility. In the event of an exercise of the Inventory Buyout Option with respect to any refinery, the Applicable Sales and Processing Period with respect to such refinery shall terminate upon receipt by or on behalf of the RCF Agent of payment in full in cash of the purchase price therefor. The RCF Agent agrees, for itself and on behalf of the RCF Secured Parties, that, following the exercise of the Inventory Buyout Option with respect to any refinery and such receipt of payment in full in cash of the purchase price therefor, notwithstanding anything to the contrary in the Intercreditor Agreement, the inventory subject thereto shall constitute Notes Priority Collateral, and the Collateral Agent or any Successor Operator shall have the right to process, produce, sell, ship, transport, supply and otherwise deal with any and all such inventory in the course of operating such refinery.

Consent to License of Intellectual Property.  (a) The Collateral Agent, for itself and on behalf of its Non-RCF Secured Parties, (i) has acknowledged and consented to the grant to the RCF Agent by the Company and the Guarantors of a limited, non-exclusive royalty-free license in certain intellectual property of the Company and the Guarantors, if any, pursuant to the exhibit form attached to the Intercreditor Agreement (an “Intellectual Property License”) and (ii) has agreed that the Liens on the intellectual property securing Indenture Obligations and if applicable, Specified Hedging Obligations shall be subject to the Intellectual Property License.

(b) If any Non-RCF Secured Party becomes the owner of any intellectual property as a result of the exercise of remedies by such Non-RCF Secured Party with respect to its Lien thereon, then, upon request of the RCF Agent, such Non-RCF Secured Party shall promptly provide written confirmation of the grant to the RCF Agent of, and does hereby irrevocably grant to the RCF Agent, a limited, non-exclusive royalty-free license in certain intellectual property of the Company and the Guarantors, if any, pursuant to the form of the Intellectual Property License (a “Successor Intellectual Property License”) to use any such intellectual property. Any license so granted by any Non-RCF Secured Party shall be binding on its successors and assigns (including any purchaser at a foreclosure sale). No Non-RCF Secured Party shall make any sale or transfer of any such intellectual property unless the purchaser or transferee thereof agrees in writing to provide a Successor Intellectual Property License to the RCF Agent upon request.

(c) Each of the Intellectual Property License, any Successor Intellectual Property License and any obligations of the Collateral Agent and the Non-RCF Secured Parties under this “— Other Agreements — Consent to License of Intellectual Property” shall expire at the end (or earlier termination) of the Applicable Sales and Processing Period that is last to terminate under the Intercreditor Agreement; provided that until the accounts receivables constituting RCF Priority Collateral are paid in full or the RCF Agent notifies the Collateral Agent that the RCF Secured Parties have abandoned collection of or realization on such accounts receivables, the RCF Secured Parties shall have the nonexclusive right to use the name “Alon Refining Krotz Springs, Inc.” and any trademarks, trade names or legal names of the Company and the Guarantors to the extent reasonably necessary or useful to the RCF Secured Parties to collect such accounts receivables.

Insolvency or Liquidation Proceedings.  The Intercreditor Agreement also provides that:

Cash Collateral and DIP Financing.  Until the Discharge of the RCF Claims has occurred, if the Company or any Guarantor shall be subject to any insolvency or liquidation proceeding and the RCF Agent shall desire to permit the use of “Cash Collateral” (as such term is defined in Section 363(a) of the Bankruptcy Code) that constitutes RCF Priority Collateral (any such use being referred to as “Cash Collateral Usage”) or to permit the Company or any Guarantor to obtain financing from the RCF Secured Parties, or any of them, under Section 364 of the Bankruptcy Code or any similar Bankruptcy Law (any such financing being referred to as a “DIP Financing”), then the Collateral Agent, for itself and on behalf of the other Notes Secured Parties, agrees that none of them will raise any objection to such Cash Collateral Usage or such DIP Financing, insofar as its rights with respect to the RCF Priority Collateral are affected, so long as (a) such Cash Collateral Usage or such DIP Financing will not result in the Capped RCF Claims exceeding the RCF Cap Amount, (b) such Cash Collateral Usage or such DIP Financing is approved by the court having jurisdiction over such insolvency or liquidation proceeding in accordance with Section 363 or 364 of the Bankruptcy Code (excepting therefrom any requirement for the Notes Secured Parties to give consent on account of holding Liens on the RCF Priority Collateral or to receive adequate protection for their Liens on the RCF Priority Collateral, except as expressly agreed by the RCF Agent or to the extent permitted by “— Insolvency or

Liquidation Proceedings — Adequate Protection”), (c) the order or other approval of such court obtained for such Cash Collateral Usage or the documentation for or relating to such DIP Financing do not by their terms require the liquidation of Collateral prior to a default thereunder and (d) in the case of a DIP Financing, such DIP Financing does not compel the Company or any Guarantor to seek confirmation of a specific plan of reorganization other than a plan of reorganization that provides for satisfaction in full in cash of such DIP Financing on or prior to the effective date of such plan. To the extent the Liens on the RCF Priority Collateral securing RCF Claims are subordinate to or pari passu with any such DIP Financing meeting the foregoing requirements, the Collateral Agent, for itself and on behalf of the Notes Secured Parties, will subordinate, to the same extent the Liens on the RCF Priority Collateral securing the Indenture Obligations to the Liens securing such DIP Financing (and all obligations relating thereto) and will agree, for itself and on behalf of the Notes Secured Parties, that neither the Collateral Agent nor any such Notes Secured Party will request adequate protection or any other relief in connection with its rights as a holder of Liens on the RCF Priority Collateral (except as expressly agreed by the RCF Agent or to the extent permitted by “— Insolvency or Liquidation Proceedings — Adequate Protection”).

Relief from the Automatic Stay.  Until the Discharge of the RCF Claims has occurred, no Notes Secured Party shall seek (or support any other Person in seeking), or oppose (or support any other Person opposing) any motion of any RCF Secured Party seeking, relief from the automatic stay or any other stay in any insolvency or liquidation proceeding in respect of the RCF Priority Collateral. The Intercreditor Agreement also contains provisions substantially similar to that contained in the immediately preceding sentence that will relate to the automatic stay or any other stay in any insolvency or liquidation proceeding in respect of (i) the Notes Priority Collateral and (ii) any Crack Spread Hedging Collateral, in each case, mutatis mutandis.

Adequate Protection.  (a) Each Party, for itself and on behalf of its Related Secured Parties, will agree that none of them shall contest (or support any other Person contesting):

(i) any request by any other Party or any of its Related Secured Parties for adequate protection with respect to its Liens on any Collateral that is more senior in priority than the Liens thereon of such Party based on the relative Lien priorities set forth in “— Relative Priorities” above; or

(ii) any objection by any other Party or any of its Related Secured Parties to any motion, relief, action or proceeding based on such other Party Agent or any of its Related Secured Parties claiming a lack of adequate protection with respect to its Liens on any Collateral that is more senior in priority than the Liens thereon of such Party based on the relative Lien priorities set forth in “— Relative Priorities” above.

(b) Notwithstanding paragraph (a) above, in any insolvency or liquidation proceeding:

(i) if any Party or any of its Related Secured Parties is granted adequate protection in the form of an additional Lien on Collateral of a type that would constitute Collateral in which such Party has a Lien that is more senior in priority than the Liens thereon of any other Party based on the relative Lien priorities set forth in “— Relative Priorities” above, then (A) such other Party, for itself and on behalf of its Related Secured Parties, may seek or request adequate protection in the form of a Lien on such Collateral, which Lien will be junior and subordinate to the Liens in favor of such Party and its Related Secured Parties securing the Obligations held thereby (and, in the case of any such Lien on additional collateral that would constitute RCF Priority Collateral, to any Cash Collateral Usage and/or DIP Financing (and all obligations related thereto) permitted by the RCF Agent) on the same basis as the other Liens on Collateral securing the Obligations held by such Party and its Related Secured Parties are so junior and subordinate to the Liens on such Collateral securing the Obligations held by such other Party and its Related Secured Parties under the Intercreditor Agreement and (B) subject to clause (ii) below, such Party, for itself and on behalf of its Related Secured Parties, agrees that none of them shall contest (or support any other Person contesting) (1) any request by such other Party, for itself or on behalf of any of its Related Secured Parties, for adequate protection pursuant to the preceding clause (A) or (2) any motion, relief, action or proceeding in support of a request for adequate protection pursuant to the preceding clause (A); and

(ii) if any Party or any of its Related Secured Parties is granted adequate protection in the form of additional collateral of a type that would constitute Collateral in which such Party has a Lien that is junior and subordinate to the Lien of any other Party based on the relative Lien priorities set forth in “— Relative Priorities” above, then such Party, for itself and on behalf of its Related Secured Parties, agrees that such other Party shall also be granted a Lien on such additional collateral as security for the Obligations held by such other Party and its Related Secured Parties (and, in the case of any additional collateral that would constitute RCF Priority Collateral, for any DIP Financing (and all obligations related thereto) provided by the RCF Secured Parties) and that any Lien on such additional collateral securing the Obligations of such Party and its Related Secured parties shall be junior and subordinate to the Lien on such collateral securing the Obligations of such other Party and its Related Secured Parties (and any such DIP Financing and related obligations) and to any other Liens granted to such other Party and its Related Secured Parties as adequate protection on the same basis as the other Liens on Collateral securing the Obligations of such Party and its Related Secured Parties are so junior and subordinate to the Liens on such Collateral securing the Obligations of such other Party and its Related Secured Parties under the Intercreditor Agreement.

(c) Except as expressly set forth in paragraphs (a) and (b) of this “— Insolvency or Liquidation Proceedings — Adequate Protection”, nothing herein shall limit (i) the rights of any Party or any of its Related Secured Parties to seek adequate protection with respect to its or their rights in the Collateral in which they have a Lien in any insolvency or liquidation proceeding (including adequate protection in the form of a cash payment, periodic cash payments or otherwise) or (ii) the right of any other Party or any of its Related Secured Parties to object to such request for adequate protection.

Avoidance Issues.  If any Secured Party is required in any insolvency or liquidation proceeding or otherwise to turn over or otherwise pay to the estate of the Company or any Guarantor any amount paid in respect of Obligations secured by Lien that is senior to the Lien of any other Secured Party based on the relative Lien priorities set forth in “— Relative Priorities” above (a “Recovery”), then such Secured Party shall be entitled to a reinstatement of the applicable Obligations with respect to all such recovered amounts. If the Intercreditor Agreement shall have been terminated prior to such Recovery, the Intercreditor Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement.

Post-Petition Amounts.  (a) The Collateral Agent has agreed, for itself and on behalf of the Notes Secured Parties, that none of them shall oppose or seek to challenge any claim by the RCF Agent or any RCF Secured Party for allowance in any insolvency or liquidation proceeding of RCF Claims consisting or alleged to consist of Post-Petition Amounts to the extent of the value of the RCF Priority Collateral of the RCF Agent or such RCF Secured Party, without regard to the existence of the Liens of the Collateral Agent or any Notes Secured Party on such Collateral.

(b) The RCF Agent has agreed, for itself and on behalf of the RCF Secured Parties, that none of them shall oppose or seek to challenge any claim by the Collateral Agent or any Non-RCF Secured Party for allowance in any insolvency or liquidation proceeding of Non-RCF Obligations consisting or alleged to consist of Post-Petition Amounts to the extent of the value of the Notes Priority Collateral of the Collateral Agent or such Non-RCF Secured Party, without regard to the existence of the Liens of the RCF Agent or any RCF Secured Party on such Collateral.

(c) Each of the Collateral Agent has agreed, for itself and on behalf of the Notes Secured Parties, and the RCF Agent has agreed, for itself and on behalf of the RCF Secured Parties, that none of them shall oppose or seek to challenge any claim by the Specified Counterparty or the Specified Issuer having a Lien on any Crack Spread Hedging Collateral for allowance in any insolvency or liquidation proceeding of Specified Hedging Obligations or Specified LC Obligations, as the case may be, consisting or alleged to consist of Post-Petition Amounts to the extent of the value of such Crack Spread Hedging Collateral, without regard to the existence of the Liens of the Collateral Agent or any Notes Secured Party or the RCF Agent or any RCF Secured Party on such Collateral.

Waiver.  Except as otherwise contemplated by the other provisions of the Intercreditor Agreement, each Party, for itself and on behalf of its Related Secured Parties, will waive any claim it may have against any other Secured Party arising out of (a) the election by any such other Secured Party of the application of Section 1111(b)(2) of the Bankruptcy Code and (b) any cash collateral or financing arrangement, and any related grant of a security interest on the RCF Priority Collateral, made in accordance with “— Insolvency or Liquidation Proceeding — Cash Collateral and DIP Financing” in any insolvency or liquidation proceeding.

Separate Grants of Security and Separate Classification.  Each of the Parties, for itself and on behalf of its Related Secured Parties, will acknowledge and agree that (a) the grants of Liens pursuant to the Debt Documents to secure the Obligations held by such Party and its Related Secured Parties constitute separate and distinct grants of Liens; and (b) because of, among other things, their differing rights in the RCF Priority Collateral, the Notes Priority Collateral, and the Crack Spread Hedging Collateral, the RCF Claims, the Indenture Obligations, the Specified Hedging Obligations, if any, and the Specified LC Obligations, if any, are fundamentally different from one another and must be separately classified in any plan of reorganization proposed or adopted in an insolvency or liquidation proceeding (other than any such plan of reorganization that provides for the payment in full and in cash of the aggregate amount of the RCF Claims, the Indenture Obligations, the Specified Hedging Obligations, if any, and the Specified LC Obligations, if any), including and accrued interest, fees and expenses thereunder.

Voting.  Each of the parties thereto will acknowledge and agree that no Party or any of its Related Secured Parties shall be required to vote to approve any plan of reorganization with respect to the Company or any Guarantor for any reason or to agree that any provision of any Debt Document shall survive the effectiveness of a plan of reorganization with respect to the Company or any Guarantor in an insolvency or liquidation proceeding.

No Priming.  Upon and after the commencement of any insolvency or liquidation proceeding under the Bankruptcy Code, (a) no RCF Secured Party shall support any application for, or consent to, any arrangement that would result in any RCF Secured Party obtaining a Lien on any Notes Priority Collateral that is senior to or pari passu with the Liens thereon securing the Indenture Obligations and the Specified Hedging Obligations, (b) no Notes Secured Party shall support any application for, or consent to, any arrangement that would result in any Notes Secured Party obtaining a Lien on any RCF Priority Collateral that is senior to or pari passu with the Liens thereon securing the RCF Claims, (c) no Notes Secured Party or RCF Secured Party shall support any application for, or consent to, any arrangement that would result in any Notes Secured Party or RCF Secured Party obtaining a Lien securing Indenture Obligations or RCF Claims, as the case may be, on any Crack Spread Hedging Collateral that is senior to or pari passu with the Liens thereon securing Specified Hedging Obligations or Specified LC Obligations, (d) no Notes Secured Party will support any application for, or consent to, any arrangement that would result in any Notes Secured Party obtaining a Note Lien on any Shared Notes Priority Collateral that is senior to the Liens thereon securing the Specified Hedging Obligations, (e) no Specified Counterparty will support any application for, or consent to, any arrangement that would result in it obtaining a Lien on any Shared Notes Priority Collateral that is senior to the Liens thereon securing the Indenture Obligations and (f) no Party nor any of its Related Secured Parties will support any application for, or consent to, any arrangement that would result in it obtaining a Lien on any Collateral with respect to which such Lien would have otherwise been prohibited pursuant to the penultimate paragraph described above under “— Relative Priorities”.

Reorganization Securities.  If, in any insolvency or liquidation proceeding, the Company or any Guarantor is reorganized and the debt obligations of such reorganized Person that are secured by Liens upon any assets of such reorganized Person are distributed pursuant to a plan of reorganization, on account of the Obligations owing to at least two groups of Secured Parties and their respective Related Parties, then, to the extent the debt obligations distributed on account of such Obligations are secured by Liens upon the same assets, the provisions of the Intercreditor Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

Asset Dispositions.  None of the Notes Secured Parties shall, in an insolvency or liquidation proceeding, oppose any sale or disposition of any assets constituting RCF Priority Collateral that is supported by the RCF Secured Parties, and each of the Notes Secured Parties will be deemed to have consented under Section 363 of the Bankruptcy Code (and otherwise) to any sale of RCF Priority Collateral supported by the RCF Secured Parties. The Non-RCF Secured Parties will have a reciprocal right with respect to the Notes Priority Collateral.

Release of Liens

The Company and the Guarantors will be entitled to releases of assets included in the Collateral from the Liens securing Indenture Obligations under any one or more of the following circumstances:

(1) to enable the Company or a Guarantor to consummate asset dispositions permitted or not prohibited under the covenant described below under “— Repurchase at the Option of Holders — Asset Sales”;

(2) if any Guarantor is released from its Guarantee in accordance with the terms of the Indenture (including by virtue of such Guarantor ceasing to be a Restricted Subsidiary), that Guarantor’s assets will also be released from the Liens securing its Guarantee and the other Indenture Obligations;

(3) if required in accordance with the terms of the Intercreditor Agreement.

The Liens on the Collateral that secures the Indenture Obligations also will be released:

(1) if the Company exercises its legal defeasance option or covenant defeasance option as described below under “— Legal Defeasance and Covenant Defeasance”;

(2) upon satisfaction and discharge of the Indenture; or

(3) with the consent of Holders in compliance with the amendment and waiver provisions of the Indenture as described under “— Amendment, Supplement and Waiver” below.

Certain Bankruptcy and Other Collateral Limitations

The ability of the Collateral Agent and the other Notes Secured Parties to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “Risk Factors — Risk Factors Relating to the Outstanding Notes and to the Exchange Notes — Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.” The ability of the Collateral Agent and the other Notes Secured Parties to foreclose on the Collateral may be subject to lack of perfection, the requirement of third party consents, prior Liens and practical problems associated with the realization of the Collateral Agent’s Lien on the Collateral.

The Liens on some of the Collateral securing the Indenture Obligations may not be perfected as of the Issue Date. For example, some of the instruments and other documents, such as account control agreements and mortgages, required to perfect or enhance the priority of a perfected security interest in certain types of Collateral (e.g., deposit accounts, securities accounts and real property) may not be delivered on or prior to the Issue Date. To the extent that any such instrument, mortgage or other document is required to be delivered, we will be required to use our commercially reasonable efforts to deliver such instruments, mortgages and or other documents within 30 days (within 90 days with respect to leasehold mortgages) following the Issue Date. For so long as, and to the extent, these Liens remain unperfected, Holders may not be able to realize the full value of the security interest in such Collateral if their position as secured creditors is challenged by another party.

Additionally, the Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property because a secured creditor that holds a Lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the Collateral Agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the other Notes Secured Parties.

So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions in the Indenture and the Collateral Documents, the Company and the Guarantors will be entitled to receive all cash dividends, interest and other payments made upon or with respect to the equity interests of any of its Subsidiaries and to exercise any voting, consensual rights and other rights pertaining to such Collateral pledged by it. Upon the occurrence and during the continuance of an Event of Default, subject to the terms of the Intercreditor Agreement, upon prior written notice and demand from the Collateral Agent, (a) all rights of the Company or the applicable Guarantor, as the case may be, to exercise such voting, consensual rights, or other rights shall cease and all such rights shall become vested in the Collateral Agent, which, to the extent permitted by law, shall have the sole right to exercise such voting, consensual rights or other rights, (b) all rights of the Company or such Guarantor, as the case may be, to receive cash dividends, interest and other payments made upon or with respect to the Collateral shall cease, and such cash dividends, interest and other payments shall be paid to the Collateral Agent, for the benefit of the Holders and (c) the Collateral Agent may sell the Collateral or any part thereof in accordance with, and subject to the terms of, the Collateral Documents (including the Intercreditor Agreement). Subject to the Intercreditor Agreement, all funds distributed under the Collateral Documents and received by the Collateral Agent for the ratable benefit of the Holders shall be distributed by the Collateral Agent to the Trustee for distribution in accordance with the provisions of the Indenture.

Subject to the restrictions on incurring Indebtedness and granting Liens in respect thereof in the Indenture, the Company and its Restricted Subsidiaries will also have the right, among other things, to incur Indebtedness, including, without limitation, Capital Lease Obligations and mortgage and purchase money obligations and acquire assets with the proceeds of such Indebtedness, which assets could be subject to Liens that secures such Indebtedness. To the extent third parties hold Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the Collateral Agent’s remedies. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value and any sale of such Collateral separately from the assets of the Company and the Guarantors as a whole may not be feasible. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time, if salable. See “Risk Factors — Risk Factors Relating to the Outstanding Notes and to the Exchange Notes — The collateral may be insufficient to pay all of the notes.”

Optional Redemption

At any time prior to October 15, 2012, the Company may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium, plus accrued and unpaid interest and Special Interest, if any, on the Notes redeemed, to the applicable date of redemption (subject to the rights of Holders of Notes on the relevant regular record date to receive interest due on the relevant interest payment date that is on or prior to the applicable date of redemption).

At any time prior to October 15, 2012, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under the Indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 113.500% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Special Interest, if any, to the date of redemption (subject to the rights of Holders of Notes on the relevant regular record date to receive interest due on the relevant interest payment date that is on or prior to the applicable date of redemption), with the net cash proceeds of an Equity Offering; provided that:

(1) at least 65% of the aggregate principal amount of Notes originally issued under the Indenture (excluding Notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

On or after October 15, 2012, the Company may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Special Interest, if any, on the Notes redeemed, to the applicable date of redemption, if redeemed during the period beginning on the dates indicated below (subject to the rights of Holders of Notes on the relevant regular record date to receive interest due on the relevant interest payment date that is on or prior to the applicable date of redemption):

For the Period Below	Percentage

On or after October 15, 2012	106.750%
On or after October 15, 2013	103.375%
On or after April 15, 2014	100.000%

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

In addition to the Company’s rights to redeem the Notes as set forth above, the Company may at any time and from time to time purchase the Notes in open-market transactions, tender offers or otherwise.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption on a pro rata basis (or, in the case of Notes issued in global form as discussed under “— Book-Entry, Delivery and Form”, based on a method that most nearly approximates a pro rata selection as the Trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No Notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, the Company will be required to offer to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of each Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In a Change of Control Offer, the Company will offer a payment (the “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest and Special Interest, if any, on the Notes repurchased to the date of purchase, subject to the rights of Holders of Notes on the relevant regular record date to receive interest due on the relevant interest payment date that is on or prior to the applicable date of repurchase. Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date for payment specified in the notice (the “Change of Control Payment Date”), which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer and not withdrawn;

(2) deposit with the paying agent an amount equal to the aggregate purchase price to be paid in such Change of Control Offer in respect of all Notes or portions of Notes properly tendered and not withdrawn; and

(3) deliver or cause to be delivered to the Trustee the Notes or portions of Notes properly accepted for payment together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The paying agent will promptly mail or wire transfer to each Holder of Notes or portions of Notes properly tendered and not withdrawn the purchase price payable with respect to such Notes or portions of Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. Any Note or portion of Note accepted for payment pursuant to a Change of Control Offer will cease to accrue interest on and after the Change of Control Payment Date. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time such Change of Control Offer is made. The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes or portions of Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption for all of the then outstanding Notes has been given pursuant to the Indenture as described above under the caption “— Optional Redemption”, unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The Change of Control provisions of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenant described under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and restrictions on our ability to pay dividends or make distributions are contained in the covenant described under “— Certain Covenants — Restricted Payments”. Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The agreements governing the Company’s other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control. The exercise by the Holders of Notes of their right to require the Company to repurchase the Notes upon a Change of Control could cause a default under these other agreements, even if the Change of Control does not, due to the financial effect of such repurchases on the Company. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing Notes. In that case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which could, in turn, constitute a default under the other indebtedness. Finally, the Company’s ability to pay cash to the Holders of Notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors — Risk Factors Relating to the Outstanding Notes and to the Exchange Notes — Our ability to repurchase the notes upon a change of control may be limited.”

Excess Cash Flow Offer

After the end of each semi-annual period ending December 31 and June 30 with respect to which the Company has Excess Cash Flow (starting with the semi-annual period ending June 30, 2010), the Company will be required to determine the amount (the “Excess Cash Flow Offer Amount”) that is equal to 75% of such Excess Cash Flow for such period and make an offer (an “Excess Cash Flow Offer”) to the Holders to repurchase all or any part (equal to $2,000 or integral multiples of $1,000 in excess thereof ) of each Holder’s Notes at the purchase price described below; provided, however, that the maximum aggregate price payable in any Excess Cash Flow Offer will not exceed the applicable Excess Cash Flow Offer Amount and that no Excess Cash Flow Offer shall be required with respect to Excess Cash Flow for any period if, at the time such Excess Cash Flow Offer would otherwise be required to be made, (i) an RCF Availability Deficit shall have occurred as of the last day of the month most recently ended prior to such time or would result therefrom, (ii) an RCF Event of Default shall have occurred and be continuing or (iii) the Excess Cash Flow Offer Amount is less than $5.0 million (any Excess Cash Flow Offer Amount not applied to make an Excess Cash Flow Offer by reason of this proviso (until subsequently so applied pursuant to the immediately following proviso) is referred to as the “Deferred Excess Cash Flow Amount”); provided further, however, that, at any time the Deferred Excess Cash Flow Amount exceeds $5.0 million, and the RCF Availability exceeded the RCF Availability Threshold as of the last day of the month most recently ended prior to such time by at least $5.0 million, and so long as no RCF Event of Default shall have occurred and be continuing at such time or would result therefrom (the “Deferred Excess Cash Flow Offer Trigger Date”), the Company will be required to make an Excess Cash Flow Offer in an aggregate amount equal to the lesser of (x) the Deferred Excess Cash Flow Amount and (y) the amount by which the RCF Availability exceeds the RCF Availability Threshold (with such amount being deemed to be the Excess Cash Flow Offer Amount). Notwithstanding anything to the contrary herein, the Company will not be required to make more than one Excess Cash Flow Offer in any fiscal quarter.

Notwithstanding anything to the contrary in the immediately preceding paragraph, in calculating the Excess Cash Flow Offer Amount attributable to Excess Cash Flow for any period ending December 31 (and for the avoidance of doubt, excluding any Deferred Excess Cash Flow Amount for any period preceding such annual period), (i) the relevant period will not be the semi-annual period ending December 31 but rather the annual period ending December 31 and (ii) such Excess Cash Flow Offer Amount for such annual period shall be reduced by an amount equal to the sum of (1) the amount of any Excess Cash Flow Offer made during such annual period and (2) the Deferred Excess Cash Flow Amount outstanding at the end of such annual period, in each case, to the extent solely attributable to the Excess Cash Flow for the semi-annual period ending June 30 that is included in such annual period; provided that no such reduction shall result in such Excess Cash Flow Offer Amount for such annual period being reduced to less than $0. By means of example and not in limitation of the foregoing, (x) if such Excess Cash Flow Offer Amount for the annual period ending December 31, 2012 (without giving effect to clause (ii) of the immediately preceding sentence) was $20.0 million and no Excess Cash Flow Offer was made during such annual period to the extent solely attributable to the Excess Cash Flow for the semi-annual period ending June 30, 2012 that is included in such annual period, then no adjustment will be made to such Excess Cash Flow Offer Amount and (y) if such Excess Cash Flow Offer Amount for the annual period ending December 31, 2012 (without giving effect to clause (ii) of the immediately preceding sentence) was $20.0 million and an Excess Cash Flow Offer was made following the semi-annual period ending June 30, 2012 but during the annual period ending December 31, 2012 in an amount equal to $11.0 million, of which $7.0 million was attributable to such semi-annual period ending June 30, 2012 and the remaining $4.0 million was the Deferred Excess Cash Flow Amount attributable to one or more periods preceding such annual period, then the Excess Cash Flow Offer Amount for such annual period shall be $13.0 million.

If the Company is required to make an Excess Cash Flow Offer as provided herein, the Company will mail within 60 days after the end of a semi-annual period ending June 30 or a Deferred Excess Cash Flow Offer Trigger Date and within 150 days after the end of a semi-annual period ending December 31, as the case may be, an offer to each Holder, with a copy to the Trustee, which offer shall govern the terms of the Excess Cash Flow Offer. Such offer shall state, among other things, the repurchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Excess Cash Flow Offer Payment Date”).

If only a portion of a Note is purchased pursuant to an Excess Cash Flow Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made). Notes (or portions thereof) purchased pursuant to an Excess Cash Flow Offer will be cancelled and cannot be reissued.

If the aggregate repurchase price of Notes tendered pursuant to any Excess Cash Flow Offer and not withdrawn is less than the applicable Excess Cash Flow Offer Amount, the Company may, subject to the other provisions of the Indenture, use any such Excess Cash Flow for any other lawful purpose. Upon the completion of each Excess Cash Flow Offer, the Excess Cash Flow Offer Amount shall be reset at zero.

In each Excess Cash Flow Offer, the Company will be required to repurchase Notes validly tendered and not withdrawn at a purchase price in cash equal to 101% of their principal amount, plus accrued and unpaid interest and Special Interest, if any, thereon to the Excess Cash Flow Offer Payment Date, subject to proration in the event of oversubscription and to the rights of Holders of Notes on the relevant regular record date to receive interest due on the relevant interest payment date that is on or prior to the applicable date of repurchase.

On the Excess Cash Flow Offer Payment Date, the Company will to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Excess Cash Flow Offer and not withdrawn (subject to proration in the event of oversubscription);

(2) deposit with the paying agent an amount equal to the aggregate purchase price to be paid in such Excess Cash Flow Offer in respect of Notes or portions of Notes properly tendered and not withdrawn; and

(3) deliver or cause to be delivered to the Trustee the Notes or portions of Notes properly accepted for payment together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The paying agent will promptly mail or wire transfer to each Holder of Notes or portions of Notes properly tendered and not withdrawn the purchase price payable with respect to such Notes or portions of Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered. Any Note or portion of Note accepted for payment pursuant to an Excess Cash Flow Offer will cease to accrue interest on and after the Excess Cash Flow Offer Payment Date. The Company will publicly announce the results of any Excess Cash Flow Offer on or as soon as practicable after the Excess Cash Flow Offer Payment Date.

If an Excess Cash Flow Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Excess Cash Flow purchase price for all the Notes that might be delivered by Holders seeking to accept the Excess Cash Flow Offer.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Excess Cash Flow Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Excess Cash Flow Offer” provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Excess Cash Flow Offer” provisions of the Indenture by virtue thereof.

The Company will not be required to make an Excess Cash Flow Offer if notice of redemption for all of the then outstanding Notes has been given pursuant to the Indenture as described above under the caption “— Optional Redemption”, unless and until there is a default in payment of the applicable redemption price.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) other than in the case of an Event of Loss, the Company or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of (as determined at the time the Company or the Restricted Subsidiary executes a binding agreement or otherwise becomes obligated to make such Asset Sale); and

(2) other than in the case of an Event of Loss, at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision (but not for purposes of determining the Net Proceeds from any Asset Sale), each of the following will be deemed to be cash:

(a) any liabilities, as shown on the Company’s most recent consolidated balance sheet or as would be reflected on a balance sheet, of the Company or any such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a novation agreement that releases the Company or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 90 days after their receipt, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (3) of the next paragraph.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale of Notes Priority Collateral, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(2) (x) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business and will constitute Notes Priority Collateral and/or (y) to make expenditures for maintenance, repair or improvement of existing properties and assets; or

(3) in any combination of the applications described in the foregoing clauses (1) and (2).

Pending the final application of any Net Proceeds from an Asset Sale of Notes Priority Collateral, the Company (or the applicable Restricted Subsidiary) may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in Cash Equivalents.

Any Net Proceeds from Asset Sales of Notes Priority Collateral that are not applied or invested as provided in the second paragraph above within 365 days after the receipt of such Net Proceeds from such applicable Asset Sale will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, within 30 days thereof, the Company will be required to make an offer (an “Asset Sale Offer”) to all Holders of Notes to repurchase all or any part (equal to $2,000 or integral multiples of $1,000 in excess thereof) of each Holder’s Notes at the purchase price described below; provided, however, that the maximum aggregate price payable in any Asset Sale Offer will not exceed such aggregate amount of Excess Proceeds. The purchase price with respect to the Notes in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, thereon to the date of purchase, subject to proration in the event of oversubscription and to the rights of Holders of Notes on the relevant regular record date to receive interest due on the relevant interest payment date that is on or prior to the applicable date of repurchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will mail a notice to each Holder, with a copy to the Trustee, describing the Asset Sale Offer and offering to repurchase Notes on the date for payment specified in the notice (the “Excess Proceeds Payment Date”), which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice.

On the Excess Proceeds Payment Date, the Company will to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Asset Sale Offer and not withdrawn (subject to proration in the event of oversubscription);

(2) deposit with the paying agent an amount equal to the aggregate purchase price to be paid in such Asset Sale Offer in respect of Notes or portion of Notes properly tendered and not withdrawn; and

(3) deliver or cause to be delivered to the Trustee the Notes or portions of Notes properly accepted for payment together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The paying agent will promptly mail or wire transfer to each Holder of Notes or portions of Notes properly tendered and not withdrawn the purchase price payable with respect to such Notes or portions of Notes, and the Trustee will properly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered. Any Note or portion of Note accepted for payment pursuant to an Asset Sale Offer will cease to accrue interest on and after the Excess Proceeds Payment Date. The Company will publicly announce the results of any Asset Sale Offer on or as soon as practicable after the Excess Proceeds Payment Date.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale Offer” provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale Offer” provisions of the Indenture by virtue thereof.

The Company will not be required to make an Asset Sale Offer if notice of redemption for all of the then outstanding Notes has been given pursuant to the Indenture as described above under the caption “— Optional Redemption”, unless and until there is a default in payment of the applicable redemption price.

The Company may combine any Excess Cash Flow Offer with any Asset Sale Offer provided that the requirements set forth in the Indenture with respect to both the Excess Cash Flow Offer and the Asset Sale Offer are satisfied.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests solely in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends, payments or distributions payable to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated in right of payment to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except payments of interest or principal at the Stated Maturity thereof and payments of principal in anticipation of satisfying a sinking fund obligation or final maturity, in each case within one year of the due date thereof; or

(4) make any Restricted Investment

(all such declarations, payments, distributions, purchases, redemptions, acquisitions, retirements and defeasances set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the Indenture (excluding Restricted Payments permitted by clauses (2) through (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2) 100% of the aggregate net cash proceeds received by the Company since the date of the Indenture as a contribution to its common equity capital or from (x) the issue or sale of Equity Interests of the Company or (y) from the issue or sale of convertible or exchangeable Disqualified Stock of the Company or convertible or exchangeable debt securities of the Company (including any additional net proceeds received by the Company upon such conversion or exchange) that, in the case of this clause (y), have been converted into or exchanged for Equity Interests of the Company (in each case, other than Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of the Company and Excluded Contributions); plus

(3) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise returned or liquidated, repaid, repurchased or redeemed for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any), and (ii) the initial amount of such Restricted Investment; plus

(4) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Company’s Investment in such Subsidiary as of the date of such redesignation or (ii) the aggregate amount of Restricted Investments of the Company and its Restricted Subsidiaries in such Subsidiary at or subsequent to the time that such Subsidiary was designated an Unrestricted Subsidiary; minus

(5) 100% of the aggregate amount of payments made by the Company since the date of the Indenture to Valero in respect of the Company’s obligations under the Earnout Agreement.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the Indenture;

(2) so long as no Event of Default has occurred and is continuing or would be caused thereby, the making of any Restricted Payment by conversion into or in exchange for or for consideration consisting of, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Equity Interests for purposes of clause (c) (2) of the preceding paragraph;

(3) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(4) so long as no Event of Default has occurred and is continuing or would be caused thereby, the payment, purchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director, consultant or employee (or any of their respective heirs or estates) of the Company or any of its Restricted Subsidiaries or of Parent or any of its other Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $4.0 million;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities to the extent such Equity Interests represent all or a portion of the consideration received in connection with the exercise, conversion or exchange thereof or any taxes required to be withheld in connection therewith;

(7) so long as no Event of Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company issued on or after the date of the Indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8) payments of cash by the Company or any of its Restricted Subsidiaries in lieu of the issuance of fractional shares upon the exercise of options or warrants or the conversion or exchange of Capital Stock of any such Person;

(9) so long as no Event of Default has occurred and is continuing or would be caused thereby, in the event of a Change of Control, the payment, purchase, redemption, defeasance or other acquisition or retirement of Indebtedness that is subordinated to the Notes or the Note Guarantees, in each case, at a purchase price not greater than 101% of the principal amount of such Indebtedness (or, if such Indebtedness was issued with original issue discount, 101% of the accreted value of such Indebtedness), plus any accrued and unpaid interest thereon; provided, however, that prior to or contemporaneously with such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer;

(10) Restricted Payments that are made with Excluded Contributions; and

(11) other Restricted Payments in an aggregate amount not to exceed $5.0 million.

If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the Indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph of this “Restricted Payments” covenant, in each case to the extent such Investments would otherwise be so counted.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment (or, if earlier, the date on which the Company executes a binding agreement or otherwise becomes obligated to make such Restricted Payment) of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt), if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued, as the case may be, would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Company and any Guarantor of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential reimbursement obligations of the Company and its Restricted Subsidiaries thereunder) not to exceed the sum of (a) the greater of (i) $250.0 million and (ii) the Borrowing Base and (b) 7% of the revolving commitments then in effect thereunder (provided, that all such Indebtedness that is incurred in reliance on this subclause (b) consists solely of protective advances and overadvances made by the lenders or agent thereunder);

(2) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the date of the Indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the Registration Rights Agreement;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries (provided such Indebtedness is incurred prior to or within 180 days after such purchase or completion of such design, construction, installation or improvement) and Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), in an aggregate principal amount not to exceed $10.0 million at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2) or (3) of this paragraph or this clause (5);

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Indenture Obligations then due with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(b) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company, and any

sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company, and any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an issuance of such preferred stock by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculative purposes;

(9) the incurrence by the Company or any of its Restricted Subsidiaries of (a) reimbursement and other customary obligations in connection with Crack Spread Hedging Support LCs issued in an aggregate stated amount, which, when taken together with the aggregate amount of Crack Spread Hedging Cash Collateral (other than any interest and income thereon) that secures obligations of the Company and such Restricted Subsidiaries that are Guarantors under all Permitted Crack Spread Hedge Agreements, does not exceed $50.0 million and (b) Hedging Obligations incurred under any Permitted Crack Spread Hedge Agreement;

(10) the guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary of the Company to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(11) the incurrence or provision by the Company or any of its Restricted Subsidiaries of Indebtedness (including Guarantees thereof) in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds and completion guarantees in the ordinary course of business;

(12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is extinguished within five business days after the Company receives notice of the incurrence thereof;

(13) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness to the extent that the net proceeds thereof are immediately deposited to defease the Notes in full or discharge the Indenture, in each case, in accordance with the terms of the Indenture;

(14) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for bona fide indemnification, adjustment of purchase price, earnout or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, asset or Subsidiary, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that (a) such Indebtedness is not reflected on the Company’s balance sheet or that of any Restricted Subsidiary of the Company (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (a)); and (b) the maximum liability in respect of any such Indebtedness incurred in connection with a disposition shall at no time exceed the aggregate gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds as determined in good faith by the Company as of the time received and without giving effect to any such subsequent changes in value) actually received by the Company and its Restricted Subsidiary in connection with such disposition;

(15) the incurrence by the Company or any Guarantor of Indebtedness owing to Alon Israel or any of its Subsidiaries in an aggregate principal amount at any time outstanding not to exceed $50.0 million, which Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is incurred:

(a) is expressly made subordinate in right of payment to the prior payment in full in cash of all Indenture Obligations pursuant to the subordination requirements set forth in the Indenture;

(b) provides that no payments of any obligations with respect to such Indebtedness will be required to be made prior to the date that is one year after the final Stated Maturity of the Notes (other than payments of interest that comply with clause (c) below); and

(c) the yield to maturity on such Indebtedness may not exceed 8% per annum.

(16) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (16), not to exceed $5.0 million.

The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee to substantially the same extent; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured or by virtue of being secured on junior priority basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued and authenticated under the Indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest or preferred stock dividends, the accretion of principal or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of the Company as accrued. The incurrence of an obligation to pay a premium in respect of Indebtedness arising in connection with a notice of redemption or the making of a mandatory offer to repurchase such Indebtedness will not be deemed an incurrence of Indebtedness for purposes of this covenant. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any of its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values, and Guarantees or obligations with respect to letters of credit or similar instruments providing support to Indebtedness that is otherwise included in the determination of such amount of Indebtedness shall be excluded from such determination.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination;

(b) the amount of the Indebtedness of the other Person that is so secured; and

(4) in the case of a Guarantee that constitutes Indebtedness, the maximum liability under such Guarantee.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company and any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) the Company or such Restricted Subsidiary could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Liens”;

(2) the gross cash proceeds of such sale and leaseback transaction are at least equal to the Fair Market Value of the property that is the subject of such sale and leaseback transaction (as determined at the time the Company or such Restricted Subsidiary executes a binding agreement or otherwise becomes obligated to enter into such sale and leaseback transaction); and

(3) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company or such Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, make distributions with respect to any other interest or participation in, or measured by, its profits owned by the Company or any of its Restricted Subsidiaries, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(a) agreements or instruments as in effect on the date of the Indenture, including agreements or instruments governing Existing Indebtedness and Credit Facilities, and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements or instruments; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, as determined in good faith by the Company, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the Indenture;

(b) the Indenture Documents;

(c) applicable law, rule, regulation or order;

(d) any agreement or instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(e) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(f) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(g) any agreement for the sale or other disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(h) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced (as determined in good faith by the Company);

(i) Liens permitted to be incurred under the Indenture, including under the provisions of the covenant described above under the caption “— Liens”, that limit the right of the debtor to dispose of the assets subject to such Liens;

(j) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements; and

(k) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly, (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation), or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States of America, any state of the United States of America or the District of Columbia; and, if such entity is not a corporation, a co-obligor of the Notes is a corporation organized or existing under any such laws;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes, the Indenture, the Collateral Documents, the Intercreditor Agreement and the Registration Rights Agreement;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage

Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”.

In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraph in which the Company is not the surviving Person, such surviving Person or transferee shall succeed to, and be substituted for, and may exercise every right and power of, the Company under, and the Company shall be discharged from its Indenture Obligations under, the Indenture, the Notes, the Collateral Documents and the Registration Rights Agreement, with the same effect as if such successor Person had been named as the Company herein or therein.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries. Clauses (3) and (4) of the first paragraph of this covenant will not apply to any merger or consolidation of the Company with or into one of its Restricted Subsidiaries for any purpose or with or into an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement or loan with, or guarantee for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that, in the good faith judgment of the Company, are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by the Board of Directors of the Company; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items (and all payments and transactions pursuant thereto) will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment, secondment or consulting agreement, employee benefit plan, stock option, stock repurchase, severance, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(2) transactions between or among the Company and/or its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction);

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable and customary fees and reimbursements of expenses to, and the provision of indemnities (pursuant to indemnity arrangements or otherwise) to, officers, directors or employees of the Company or any of its Restricted Subsidiaries;

(5) any issuance of Equity Interests (other than Disqualified Stock) of the Company or contribution to the common equity capital of the Company;

(6) Restricted Payments that do not violate the provisions of the Indenture described above under the caption “— Restricted Payments”;

(7) loans or advances to employees in the ordinary course of business not to exceed $750,000 in the aggregate at any one time outstanding;

(8) any Permitted Parent Payments;

(9) reimbursements of costs and expenses (such as payroll) incurred by Parent or its Subsidiaries on behalf of the Company or its Restricted Subsidiaries;

(10) the incurrence of Indebtedness permitted under clause (15) of the definition of Permitted Debt; and

(11) transactions pursuant to any contract, agreement or arrangement described in this prospectus under the caption “Certain Relationships and Related Party Transactions” and in effect on the date of the Indenture as the same may be amended, modified or replaced from time to time so long as any such amendment, modification or replacement is not, in the Company’s good faith judgment, materially more disadvantageous to the Company or its Restricted Subsidiaries than the contract, agreement or arrangement as in effect on the date of the Indenture.

Business Activities

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation, which will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors of the Company giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the definition of an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”, the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” (determined, to the extent that the Company is relying on the first paragraph of such covenant, on a pro forma basis as if such designation had occurred at the beginning of the applicable four-quarter reference period); and (2) no Default or Event of Default would be in existence following such designation.

Limitation on Issuances and Sales of Equity Interests in Wholly-Owned Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly-Owned Subsidiary of the Company to any Person (other than the Company or a Wholly-Owned Subsidiary of the Company), unless:

(1) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly-Owned Restricted Subsidiary; and

(2) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”.

In addition, the Company will not permit any Wholly-Owned Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Restricted Subsidiaries) to any Person other than to the Company or a Wholly-Owned Subsidiary of the Company.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes and the Trustee within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

The availability of the foregoing materials on the SEC’s EDGAR service (or its successor) shall be deemed to satisfy the Company’s delivery obligation.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, following the consummation of the exchange offer, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such filing).

If, at any time after consummation of the exchange offer, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and any such Unrestricted Subsidiary has net assets in excess of $5.0 million and stockholders’ equity in excess of 5.0% of the Company’s consolidated stockholders’ equity, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition

and Results of Operations”, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

The Company agrees that, for so long as any Notes remain outstanding, it will use commercially reasonable efforts to hold and participate in quarterly conference calls with Holders of Notes relating to the financial condition and results of operations of the Company and its Subsidiaries.

In addition, the Company agrees that, for so long as any Notes remain outstanding, if at any time it is not required to file with the SEC the reports required by the preceding paragraphs, it will furnish to the Trustee, Holders of Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Additional Note Guarantees

If (a) the Company or any of its Restricted Subsidiaries shall acquire or create a Domestic Subsidiary after the date of the Indenture or (b) any Restricted Subsidiary of the Company Guarantees any Indebtedness of the Company or any other Restricted Subsidiary of the Company, then, in either case, then the Company shall cause such Restricted Subsidiary to become a Guarantor and:

(1) cause such Restricted Subsidiary to execute a supplemental indenture, in accordance with the terms of the Indenture, pursuant to which such Restricted Subsidiary shall unconditionally guarantee, on a senior secured basis, all of the Company’s Indenture Obligations on the terms set forth in the Indenture;

(2) cause to be executed and delivered to the Collateral Agent such amendments or supplements to the Collateral Documents necessary in order to grant to the Collateral Agent, for the benefit of the Holders, a perfected first-priority security interest in the Equity Interests of such Restricted Subsidiary, other than any such Equity Interests that constitute Excluded Assets, and subject to Permitted Liens, which are owned by the Company or a Guarantor and are required to be pledged pursuant to the Collateral Documents;

(3) take such actions as are necessary to cause to be granted to the Collateral Agent for the benefit of the Holders a perfected first priority security interest, subject to the Intercreditor Agreement, in the assets of such Restricted Subsidiary, other than Excluded Assets and subject to Permitted Prior Liens, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Collateral Documents or by law;

(4) take such further action and execute and deliver such other documents specified in the Indenture Documents or otherwise reasonably requested by the Trustee or Collateral Agent to give effect to the foregoing; and

(5) deliver to the Trustee an opinion of counsel that such supplemental indenture and any other documents required to be delivered have been duly authorized, executed and delivered by such Restricted Subsidiary or other appropriate Person and constitute valid, binding and enforceable obligations of such Restricted Subsidiary or other appropriate Person and regarding the perfection of such Liens in the Collateral of such Restricted Subsidiary as provided for in the Indenture or Collateral Documents.

Further Assurances

Except as otherwise permitted under any of the Indenture Documents, neither the Company nor any of its Restricted Subsidiaries will knowingly take or omit to take any action if such action or omission would materially impair the Liens in favor of the Collateral Agent, on behalf of itself, the Trustee and the Holders, with respect to any material portion of the Collateral. The Company shall, and shall cause each Guarantor to, at its sole cost and expense, (i) execute and deliver all such agreements and instruments as the Collateral Agent shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Collateral Documents and (ii) file any such notice filings or other agreements or instruments as may be reasonably necessary under applicable law to perfect (and maintain the perfection and priority) the Liens created by the Collateral Documents, subject to Permitted Liens, in each case subject to the terms of the Collateral Documents.

Mortgages

With respect to any fee owned or leasehold interest in any real property that is acquired by the Company or a Guarantor after the Issue Date that (x) is required to become subject to a Lien securing RCF Claims or (y) has (A) a purchase price or (B) a Fair Market Value greater than $2.5 million (such real property referred to individually and collectively as the “Premises”), within 90 days of acquisition, the Company shall:

(1) deliver to the Collateral Agent, as mortgagee, for the benefit of the Holders, fully executed Mortgages, duly executed by the Company or such Guarantor, together with evidence of the completion (or satisfactory arrangements for the completion), or all recordings and filings of such Mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the Premises purported to be covered thereby;

(2) use its commercially reasonable efforts to deliver to the Collateral Agent, a mortgagee’s title insurance policy in favor of the Collateral Agent in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related Mortgage, insuring that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens and a standard survey exception and exceptions to policy coverage which are standard in the state in which the Premises are located and the removal of which are prohibited by such state’s laws and/or regulations, and such policies shall also include, to the extent available, other customary endorsements and shall be accompanied by evidence of the payment in full of all premiums thereon;

(3) to the extent that a standard survey exception is not contained in the mortgagee’s title policy delivered in accordance with clause (2) above, with respect to the covered Premises, use its commercially reasonable efforts to deliver to the Collateral Agent the most recent survey of such Premises, together with either (i) an updated survey certification in favor of the Trustee and the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit from the Company or such Guarantor stating that there has been no change, other than, in each case, the changes that do not materially adversely affect the use by the Company or such Guarantor of such Premises for the Company’s or such Guarantor’s business as so conducted, or intended to be conducted, at such Premises; and

(4) deliver an opinion of counsel that such Mortgage has been duly authorized, executed and delivered by the Company or such Guarantor, constitutes a valid, binding and enforceable obligation of the Company or such Guarantor and creates a valid perfected Lien in the Premises purported to be covered thereby.

Capital Expenditures

The Company will not and will not permit any Restricted Subsidiary to make Capital Expenditures in excess of $75.0 million with respect to any expansion project or upgrade to the Krotz Springs refinery (except as may be required by applicable law) unless the Company has made Excess Cash Flow Offers to purchase at least $75.0 million in aggregate principal amount of Notes since the Issue Date.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest (including Special Interest, if any) on the Notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

(3) failure by the Company or any of its Restricted Subsidiaries to timely offer to purchase, purchase and pay for Notes as required by the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control”, “— Repurchase at the Option of the Holders — Excess Cash Flow Offer”, “— Repurchase at the Option of Holders — Asset Sales” or to comply with the provisions described under “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4) failure by the Company or any of its Restricted Subsidiaries to comply with (a) any of the other covenants in the Indenture (other than the covenant described under “— Certain Covenants — Reports”) for 30 days after written notice specifying such failure is delivered to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding; or (b) the covenant described above under “— Certain Covenants — Reports”) and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Note Guarantee now exists, or is created after the date of the Indenture, if that default:

(a) is caused by a failure to pay at its Stated Maturity the principal of such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(6) one or more final and non-appealable judgments for the payment of money entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million (net of amounts which are covered by insurance or bonded) shall be rendered against the Company or any of its Restricted Subsidiaries and the same shall remain undischarged for a period of 60 days during which execution shall not be effectively stayed;

(7) (i) any security interest created by any Collateral Document ceases to be in full force and effect and perfected to the extent, and with the priority, required by the terms of the Indenture, the Collateral Documents and the Intercreditor Agreement or (ii) the breach or repudiation by the Company or any of its Restricted Subsidiaries of any of its obligations under any Collateral Document; provided that, in the case of clauses (i) and (ii), such cessation, breach or repudiation, individually or in the aggregate, results in Collateral (other than securities, instruments or other possessory collateral that have been physically delivered by the Company or any of its Restricted Subsidiaries to the Collateral Agent that are no longer in its possession due to no fault of the Company or any of its Restricted Subsidiaries) having a Fair Market Value in excess of $5.0 million not being subject to a valid, perfected security interest;

(8) except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(9) certain events of bankruptcy or insolvency described in the Indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary. In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (5) of the second preceding paragraph, the declaration of acceleration of the Notes shall be automatically annulled if the holders of any Indebtedness described in such clause (5) have rescinded the declaration of acceleration in respect of such

Indebtedness within 30 days of the date of such declaration and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest (including Special Interest) or premium, if any.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any Holders of Notes unless such Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest (including Special Interest, if any) when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) Holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the Holders of all of the Notes, rescind an acceleration and its consequences or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest (including Special Interest) or premium, if any, on, or the principal of, the Notes.

The Company is required to deliver to the Trustee annually a statement indicating whether the Company has failed to comply in any material respect with any covenant contained in the Indenture. If a designated officer of the Company obtains actual knowledge of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Indenture Documents or the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”), except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest (including Special Interest) or premium, if any, on, such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, the Company’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants contained in the Indenture (including, without limitation, its obligation to make Change of Control Offers, Excess Cash Flow Offers and Asset Sale Offers) (“Covenant Defeasance”), and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, all Events of Default described under “— Events of Default and Remedies” (except those relating to payments on the Notes or the events of bankruptcy or insolvency described in the Indenture) will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit or cause to be deposited with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in United States dollars, non-callable Government Securities, or a combination of cash in United States dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and accrued and unpaid interest (including Special Interest) and premium, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company must deliver to the Trustee an opinion of counsel confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance were not to occur;

(3) in the case of Covenant Defeasance, the Company must deliver to the Trustee an opinion of counsel confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default with respect to the outstanding Notes has occurred and is continuing on the date of such deposit (other than as a result of the borrowing of funds to be applied to such deposit (or any similar concurrent deposit relating to other Indebtedness), or the granting of Liens to secure such borrowings);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6) the Company must deliver to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7) the Company must deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the Indenture, the Notes, the Note Guarantees, the Collateral Documents and, with the consent of the required lenders under the Revolving Credit Facility, the Intercreditor Agreement may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes or the Note Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes the consent of the Holders of which is required for an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest (including Special Interest) or premium, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest (including Special Interest) or premium, if any, on, the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(9) release all or substantially all of the Collateral; or

(10) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture, the Notes, the Note Guarantees and the Collateral Documents and the Trustee and any other party to the Intercreditor Agreement may amend or supplement the Intercreditor Agreement:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to evidence the succession of another Person to the Company or any Guarantor and the assumption by any such successor of the covenants of the Company or such Guarantor in the Indenture, the Notes, the Note Guarantees or the Collateral Documents;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to comply with requirements of law or the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to conform the text of an Indenture Document to any provision of this Description of the Notes to the extent that the Trustee has received an officers’ certificate stating that such text constitutes an unintended conflict with the description of the corresponding provision in this Description of the Notes;

(7) to evidence and provide for the acceptance of the appointment under the Indenture or the Collateral Documents of a successor Trustee or Collateral Agent;

(8) to make any change to the Intercreditor Agreement to add parties thereto and otherwise implement the arrangements contemplated by this prospectus to be governed thereby in a manner consistent with the description thereof in this prospectus;

(9) to make any other provisions with respect to matters or questions arising under the Indenture Documents, provided that such actions pursuant to this clause shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Company;

(10) to enter into additional or supplemental Collateral Documents;

(11) to release Collateral when permitted or required by the Indenture, the Collateral Documents or the Intercreditor Agreement; or

(12) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes.

Satisfaction and Discharge

The Indenture will be discharged (a “Satisfaction and Discharge”) and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and, in each case, the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in United States dollars, non-callable Government Securities, or a combination of cash in United States dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued and unpaid interest (including Special Interest, if any) thereon to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3) the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent under the Indenture relating to the satisfaction and discharge have been satisfied.

Concerning the Trustee

The Trustee from time to time may extend credit to the Company in the ordinary course of business. If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. The Holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power vested in it by the Indenture, to use the degree of care and skill as a prudent person would exercise and use under the circumstances in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers vested in it by the Indenture at the request of any Holder of Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense which might be incurred by it in compliance with such request or direction.

The Indenture provides that neither the Trustee nor the Collateral Agent shall be responsible for the existence, genuineness, value or protection of any Collateral (except for the safe custody of Collateral in its possession and the accounting for trust monies actually received), for the legality, effectiveness or sufficiency of any Collateral Document, or for the creation, perfection, priority, sufficiency or protection of any Lien in favor of the Collateral Agent on Collateral securing the Company’s Indenture Obligations.

Book-Entry, Delivery and Form

Except as set forth below, the outstanding notes have been, and the exchange notes will be issued in registered, global form without interest coupons ( “Global Notes”) in minimum denominations of $2,000 and greater integral multiples of $1,000 in excess thereof. The Global Notes representing the exchange notes will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes”. Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC, the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants or Indirect Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it, ownership of these interests in the Global Notes are shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants and the Indirect Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, none of the Company, any Guarantor, the Trustee or any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company, any Guarantor nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, any Guarantor, the Trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing an Event of Default with respect to the Notes and DTC requests that Certificated Notes be issued.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the paying agent, who in turn will deposit such funds in the accounts specified by DTC or its nominee. The paying agent will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, or assumed by such specified Person in connection with the acquisition of any asset by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Alon Israel” means Alon Israel Oil Company Ltd.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of (i) 1.0% of the then outstanding principal amount of such Note and (ii) the excess of:

(1) the present value at such redemption date of the sum of (i) the redemption price of such Note at October 15, 2012 (such redemption price being set forth in the table appearing above under “— Optional Redemption”) plus (ii) all required interest payments due on such Note through October 15, 2012 (excluding accrued but unpaid interest), such present value to be computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(2) the then outstanding principal amount of such Note.

“Applicable Sales and Processing Period” means, with respect to any refinery of the Company or any Guarantor, the period commencing on the Trigger Date applicable to such refinery and ending on the earliest of (such period, the “Standard Period”): (a) the 90th day following such Trigger Date (such 90-day period to be extended day-for-day for the duration of (i) any stay in any insolvency or liquidation proceeding or (ii) any restraining order or other judicial restraint of which the RCF Agent shall have informed the Collateral Agent in writing, in each case, that is applicable to the RCF Agent and that has the effect of materially impairing the rights of the RCF Agent with respect to the inventory for such refinery located thereat or in transit thereto), (b) the day on which substantially all the inventory for such refinery located thereat or in transit thereto (other than inventory abandoned or deemed abandoned by the RCF Secured Parties in accordance with the Intercreditor Agreement) has been shipped or otherwise removed from such refinery and (c) the exercise of the

Inventory Buyout Option pursuant to clause (e) of “— Security — Intercreditor Agreement — Other Agreements — Sharing of Information; Rights of Access and Use; Inventory Buyout Option”; provided, however, that, notwithstanding the foregoing:

(i) if such refinery ceases, through no fault of any RCF Secured Party, to operate at a baseline level sufficient to maintain the inventory located at such refinery so that it may be readily extracted therefrom (a “Refinery Shutdown”), and the RCF Agent shall have given prompt written notice thereof, setting forth in reasonable detail the reasons therefor, to the Collateral Agent, then the Applicable Sales and Processing Period with respect to such refinery shall, subject to clause (ii) below, terminate on the later of (A) the last day of the Standard Period or (B) the 10th business day after such baseline level of operation is restored; and

(ii) if a Refinery Shutdown with respect to such refinery has occurred and the Collateral Agent notifies the RCF Agent in writing that the baseline operation of such refinery will not be restored and that such refinery will be converted to a use other than the refining or storage of petroleum products and related activities, then the Applicable Sales and Processing Period with respect to such refinery shall terminate on the later of (i) the last day of the Standard Period or (ii) the 30th day after such written notice is received by the RCF Agent.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets by the Company or any of the Company’s Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant;

(2) the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any of its Restricted Subsidiaries of Equity Interests in any of the Company’s Subsidiaries (in each case, other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Restricted Subsidiaries); and

(3) an Event of Loss.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions or Event of Loss that involves assets having a Fair Market Value of less than $5.0 million;

(2) a transfer of assets between or among the Company and the Guarantors;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

(4) any sale, lease, conveyance or other disposition of products, services, inventory, accounts receivable or other assets or rights in the ordinary course of business and any sale, conveyance or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) sales or other dispositions of interests in Unrestricted Subsidiaries;

(6) licenses and sublicenses by the Company or any of its Restricted Subsidiaries of intellectual property in the ordinary course of business;

(7) any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

(8) the granting of Liens not prohibited by the covenant described above under the caption “— Certain Covenants — Liens” and the exercise of any power of sale or other remedy under any such Lien;

(9) the sale or other disposition of cash or Cash Equivalents; and

(10) a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment.

“Asset Sale Offer” has the meaning assigned to that term in the Indenture governing the Notes.

“Attributable Debt” in respect of a sale and leaseback transaction occurring on or after the date of the Indenture means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended); provided, however, if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of Capital Lease Obligation.

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as amended, and codified as 11 U.S.C. §§ 101 et seq.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the general partner or general partners or any controlling committee of general partners thereof;

(3) with respect to a limited liability company, the managing member or managing members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, at any time, an amount equal to the sum of (A) 85% of the market value of the inventory of the Company and its Restricted Subsidiaries, (B) 85% of the market value of inventory contracted for purchase by the Company and its Restricted Subsidiaries, to the extent the payment obligation in respect thereof is supported by a letter of credit, (C) 90% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries, (D) 100% of unrestricted cash and Cash Equivalents of the Company and its Restricted Subsidiaries, (E) 100% of the amount of any letter of credit issued on behalf of an account party other than the Company or any of its Restricted Subsidiaries for the benefit of the lenders under the Revolving Credit Facility to repay Obligations outstanding thereunder, and (F) 100% of the amount by which (i) the maximum amount available to be drawn on all letters of credit issued under the Revolving Credit Facility in connection with purchases of petroleum product exceeds (ii) the aggregate outstanding amounts payable by the Company and its Restricted Subsidiaries to the suppliers of petroleum product delivered to the Company and its Restricted Subsidiaries in connection with such purchases.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Capital Expenditures” means, for any period, (a) the additions to property, plant and equipment and other capital expenditures of the Company and its Restricted Subsidiaries that are (or should be) set forth in a consolidated statement of cash flows of the Company for such period prepared in accordance with GAAP, excluding (i) any such expenditures made to restore, replace or rebuild assets following any Event of Loss to the extent such expenditures are made with insurance or condemnation proceeds received in respect of such Event of Loss, (ii) any such addition or expenditure in the form of a substantially contemporaneous exchange of similar property, plant, equipment or other capital assets, except to the extent of cash or other consideration (other than the assets so exchanged), if any, paid or payable by the Company or any of its Restricted Subsidiaries, and (iii) any expenditures in the form of earnout payments under the Earnout Agreement, (b) such portion of principal payments on Capital Lease Obligations or Synthetic Lease Obligations made by the Company and its Restricted Subsidiaries during such period as is attributable to additions to property, plant and equipment that have not otherwise been reflected in the consolidated statement of cash flows of the Company as additions to property, plant and equipment and (c) costs incurred with respect to turnarounds, catalysts, licensing, imaging and other operating costs of the Company and its Restricted Subsidiaries (only to the extent not already deducted in the calculation of Net Cash Provided by Operating Activities for such period).

“Capped RCF Claims” has the meaning assigned to such term in the definition of the term “RCF Claims”.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof; provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from S&P or A-1 from Moody’s (or an equivalent rating by any other nationally recognized rating agency);

(4) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, (i) with any lender party to the Revolving Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million, (ii) Israel Discount Bank of New York or (iii) Bank Leumi USA;

(5) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within 180 days after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Cash Management Obligations” means, with respect to any Person, the obligations of such Person in connection with any one or more of the following types or services or facilities provided to such Person:

(1) credit cards, debit cards or stored value cards or the processing of payments and other administrative services with respect to credit cards, debit cards or stored value cards or (2) cash management or related services, including (a) the automated clearinghouse transfer of funds or overdrafts or (b) controlled disbursement services.

“Change of Control” means the occurrence of any of the following events:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any Person other than Alon Israel or a direct or indirect Subsidiary of Alon Israel;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) other than Alon Israel, any direct or indirect Subsidiary of Alon Israel or any Permitted Holder is or becomes the Beneficial Owner, directly or indirectly, in the aggregate of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares;

(4) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that Alon Israel ceases to be the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the Indenture governing the Notes.

“Collateral” means the collateral securing the Indenture Obligations.

“Collateral Agent” means Wilmington Trust FSB, in its capacity as Collateral Agent under the Collateral Documents, together with its successors in such capacity.

“Collateral Documents” means the Security Agreement, the Mortgages and any other agreement, document or instrument (other than, for the avoidance of doubt, any Specified Hedging Security Agreement) pursuant to which a Lien is granted by the Company or a Guarantor to secure any Indenture Obligations or under which rights or remedies with respect to any such Lien are governed.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to (a) any extraordinary loss plus (b) any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization or other non-cash charges or expenses were deducted in computing such Consolidated Net Income; plus

(5) fees, expenses and other charges relating to the issuance of the Notes; minus

(6) non-cash items increasing such Consolidated Net Income for such period, other than (x) the accrual of revenue in the ordinary course of business and (y) any items that represent the reversal in such period of any accrual of, or cash reserve for, anticipated charges made in any prior period, which accrual or reserve was recorded after the date of the Indenture, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) all extraordinary gains (but not losses) and all gains (but not losses) realized in connection with any Asset Sale or the disposition of securities or the early extinguishment of Indebtedness, together with any related provision for taxes on any such gain, will be excluded;

(2) the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the specified Person;

(3) the net income (but not loss) of any Restricted Subsidiary of the specified Person will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; and

(4) the cumulative effect of a change in accounting principles will be excluded.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the Indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Crack Spread Hedge Secured Party” means, as the context may require, (a) a Specified Counterparty and/or (b) a Specified Issuer.

“Crack Spread Hedging Cash Collateral” means not more than $50,000,000 in cash or Cash Equivalents deposited by or on behalf of the Company or any Guarantor with, or for the benefit of, one or more Crack Spread Hedge Secured Parties, together with all interest and income thereon (so long as such interest and income has not been withdrawn from a Crack Spread Hedging Cash Collateral Account in payment thereof to the Company or any Guarantor ) and all products and proceeds thereof, and all securities, security entitlements, investment property and financial assets arising therefrom; provided, that the aggregate amount of such cash or Cash Equivalents that is permitted to be so deposited to secure obligations of the Company and such Guarantors (i) under all Permitted Crack Spread Hedge Agreements shall be reduced by the aggregate amount of Crack Spread Hedging Cash Collateral deposited to support reimbursement obligations under outstanding Crack Spread Hedging Support LCs and (ii) in respect of Permitted Debt described in clause (9)(a) of the definition thereof shall not exceed 105% of the aggregate face amount of all Crack Spread Hedging Support LCs.

“Crack Spread Hedging Cash Collateral Account” means each deposit account and securities account the funds, amounts, securities or financial assets on deposit in, or credited to, which consist solely of Crack Spread Hedging Cash Collateral.

“Crack Spread Hedging Collateral” means, collectively, the Crack Spread Hedging Cash Collateral and each Crack Spread Hedging Cash Collateral Account.

“Crack Spread Hedging Support LC” means one or more letters of credit in an aggregate face amount permitted under clause (9)(a) of the definition of the term “Permitted Debt” issued for the benefit of one or more counterparties to any Permitted Crack Spread Hedge Agreement as support for the obligations of the Company and/or any Guarantor under such Permitted Crack Spread Hedge Agreement.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Revolving Credit Facility) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as initially or successively amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Discharge” means, with respect to the Obligations of any Party or any of its Related Secured Parties under the Debt Documents to which they are a party or which are entered into by the Company or any Guarantor for their benefit, subject to “— Security — Intercreditor Agreement — Other Agreements — Insurance”:

(a) payment in full in cash of the principal of and interest (including any Post-Petition Amounts in the nature of interest) on all such Obligations held or owed to such Party and its Related Secured Parties;

(b) payment in full in cash of all such other Obligations held or owed to such Party and its Related Secured Parties that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid (including any Post-Petition Amounts in the nature of fees, costs, expenses and other amounts);

(c) termination or expiration of all commitments, if any, to extend credit that would give rise to such Obligations held or owed to such Party and its Related Secured Parties;

(d) termination or cash collateralization of all letters of credit the reimbursement or payment obligations in respect of which constitute such Obligations held or owed to such Party and its Related Secured Parties (any such cash collateralization to be in an amount and manner reasonably satisfactory to such Party, but in no event shall such amount be greater than 105% of the aggregate undrawn face amount of such letters of credit); and

(e) adequate provision (as agreed to by such Party or otherwise determined by a court of competent jurisdiction) has been made for any contingent or unliquidated Obligations held or owed to such Party and its Related Secured Parties in respect of claims, causes of action or other monetary liabilities that have been asserted, or threatened in writing (and which would reasonably be expected to be asserted), against such Party and its Related Secured Parties, and of which such Party shall have informed in writing each other Party concurrently with the satisfaction of each of the requirements set forth in clauses (a) through (d) above.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, in any such case on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments”. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States of America or any state of the United States of America or the District of Columbia.

“Earnout Agreement” means the Earnout Agreement, dated as of June 3, 2008, by and between Valero and the Company, as amended by that First Amendment to Earnout Agreement, dated as of August 27, 2009, and as further amended or supplemented in accordance with its terms.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a sale either (1) of Equity Interests of the Company (other than Disqualified Stock and other than to a Subsidiary of the Company) by the Company or (2) of Equity Interests of a direct or indirect parent entity of the Company (other than to the Company or a Subsidiary of the Company) to the extent that the net proceeds therefrom are contributed to the common equity capital of the Company.

“Event of Loss” means, with respect to any property or asset, any (i) loss or destruction of, or damage to, such property or asset or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

“Excess Cash Flow” means, for any period, an amount equal to the amount by which (a) Net Cash Provided by Operating Activities for such period exceeds (b) the sum, without duplication, of (i) the lesser of (x) $40.0 million (for each semi-annual period ending June 30 and for each annual period ending December 31) and (y) Capital Expenditures made by the Company and its Restricted Subsidiaries in cash during such period (other than any such expenditures made pursuant to the reinvestment provisions set forth in the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”), (ii) the aggregate amount of cash consideration paid during such period (or committed during such period to be paid during any of the six consecutive months immediately following such period pursuant to a binding agreement) by the Company and its Restricted Subsidiaries to make acquisitions or capital investments permitted under the Indenture, (iii) to the extent not deducted in determining Net Cash Provided by Operating Activities for such period, the earnout payments made by the Company during such period pursuant to the Earnout Agreement and (iv) the aggregate amount of cash consideration paid during such period (or committed during such period to be paid during any of the six consecutive months immediately following such period pursuant to a binding agreement) by the Company and its Restricted Subsidiaries to repay or repurchase senior secured Indebtedness (other than pursuant to an Asset Sale Offer or an Excess Cash Flow Offer) to the extent that, in the case of any voluntary repayment of Indebtedness under any revolving credit facility, such repayment is accompanied by a corresponding permanent reduction in the commitments thereunder; provided that, to the extent that any amounts committed to be paid (rather than paid) are deducted from the calculation of Excess Cash Flow under clause (ii) or (iv) above and are not paid in cash in any of the six consecutive months immediately subsequent to the period in which such amounts were committed to be paid, the Excess Cash Flow for such subsequent consecutive six months will be deemed to be increased by such amount not paid.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Contributions” means net cash proceeds or marketable securities received by the Company from contributions to its common equity capital designated as Excluded Contributions pursuant to an officers’ certificate on the date such capital contributions are made.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Revolving Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Company; provided that, except in the case of determining the Fair Market Value of assets in connection with an Asset Sale not involving the sale of assets to an Affiliate, the Company’s determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value of the applicable assets exceeds $10.0 million.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio occurs (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period; provided that the pro forma calculation shall not give effect to any Permitted Debt incurred on the Calculation Date or to the repayment of any Indebtedness from the proceeds of any Permitted Debt incurred on the Calculation Date.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, including all related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated EBITDA (whether positive or negative) attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account the effects of any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of (in each case, determined on a consolidated basis in accordance with GAAP):

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates, but excluding amortization or write off of debt issuance costs; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or any of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon (with the amount of any Indebtedness that is so secured but not so guaranteed being limited for purposes of such calculation to the lesser of the amount of such Indebtedness or the Fair Market Value of the assets of such Person or any of its Restricted Subsidiaries subject to such Lien); plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal; less

(5) any interest income of such Person and its Restricted Subsidiaries for such period.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the Holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the Indenture, and the respective successors and assigns of such Subsidiary, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the Indenture.

“Hedge Agreement” shall mean an agreement that is a “Swap Agreement”, as such term is defined in the Bankruptcy Code, including any rate swap agreement, basis swap, forward rate agreement, commodity swap, commodity future, interest rate option, forward foreign exchange agreement, spot foreign exchange agreement, rate cap agreement rate, floor agreement, rate collar agreement, currency swap agreement, cross-currency rate swap agreement, currency option, any other similar agreement (including any option to enter into any of the foregoing or a master agreement for any of the foregoing together with all supplements thereto) for the purpose of protecting against or managing exposure to fluctuations in interest or exchange rates, currency valuations or commodity prices.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under any Hedge Agreement.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Holdings” means Alon Refining Louisiana, Inc., a Delaware corporation.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances or letters of credit (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) or (2) above or (4) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth business day following receipt by such Person of a demand for reimbursement;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business, which accounts payable and accrued obligations are not more than 90 days past due) due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Indenture Documents” means the Notes, the Indenture, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement.

“Indenture Obligations” means all Obligations in respect of the Notes or arising under the Indenture Documents. Indenture Obligations shall include all interest accrued (or which would, absent the commencement of an insolvency or liquidation proceeding, accrue) after the commencement of an insolvency or liquidation proceeding in accordance with and at the rate specified in the relevant Indenture Document whether or not the claim for such interest is allowed as a claim in such insolvency or liquidation proceeding. Solely for purposes of the Intercreditor Agreement, (a) the term “Indenture Obligations” shall include all obligations, liabilities and indebtedness of every kind, nature and description owing by the Company or any Guarantor to any Notes Secured Party, including principal, interest, charges, fees, premiums, indemnities and expenses, and all Post-Petition Amounts in respect of the foregoing and (b) notwithstanding the foregoing or any other provision of the Intercreditor Agreement, if the sum of the Indenture Obligations consisting of, without duplication, (i) principal amount of the Notes or (ii) all other obligations under the Indenture Documents in the nature of principal obligations (the foregoing Indenture Obligations being collectively referred to as the “Capped Indenture Obligations”), exceeds (i) $320,000,000 less (ii) 25% of all prepayments, redemptions and repurchases (subject to permanent retirement thereof) of the principal amount of the Notes (other than, in each case, in connection with a refinancing thereof) (the “Indenture Obligations Cap Amount”), then that portion of the Capped Indenture Obligations exceeding the Indenture Obligations Cap Amount (such portion being referred to as the “Indenture Obligations Excess Amounts”), and all interest, premiums and reimbursement obligations in respect of such Indenture Obligations Excess Amounts, shall be secured by the Collateral Documents but shall not constitute “Indenture Obligations” for all purposes of the Intercreditor Agreement except with respect to Specified Hedging Obligations, and the Liens created by the Collateral Documents on the Collateral, insofar as they secure such Indenture Obligations Excess Amounts, shall be junior and subordinate in all respects to the Liens on such Collateral securing RCF Claims to the extent such Liens secure RCF Claims.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations but excluding extensions of trade credit and accounts receivables made in the ordinary course of business), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”. Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means the first date on which Notes are issued.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof or any agreement to give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgages” means a collective reference to each mortgage, deed of trust, deed to secure debt and any other document or instrument under which any Lien on real property owned or leased by the Company or any Guarantor is granted to secure any Indenture Obligations or under which rights or remedies with respect to any such Liens are governed.

“Net Cash Provided by Operating Activities” means, for any period, (a) net cash provided by operating activities of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, excluding any Net Proceeds, plus (b) without duplication and to the extent not included in determining Net Cash Provided by Operating Activities for such period pursuant to clause (a) above, the aggregate amount of cash received by the Company or any of its Restricted Subsidiaries during such period pursuant to any Permitted Crack Spread Hedge Agreement or any other agreement governing Hedging Obligations, minus (c) without duplication and to the extent not included in determining Net Cash Provided by Operating Activities for such period pursuant to clause (a) above, the aggregate amount of cash paid by the Company or any of its Restricted Subsidiaries during such period pursuant to any Permitted Crack Spread Hedge Agreement or any other agreement governing Hedging Obligations.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) all direct costs and expenses relating to such Asset Sale (and any sale or other disposition of any non-cash consideration received in such Asset Sale), including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (ii) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (iii) amounts required to be applied to the repayment of Indebtedness (and any interest, premium or penalty in respect thereof in connection with such payment), other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, and (iv) any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with GAAP and any amounts placed in an escrow established for purposes of any such adjustment or indemnification obligations.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity.

“Note Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under the Indenture and the Notes, executed pursuant to the provisions of the Indenture.

“Notes” means the 13 1/2% Senior Secured Notes due 2014 issued by the Company under the Indenture.

“Notes Priority Collateral” means all of the following assets of the Company and the Guarantors (other than Excluded Assets) (a) all equipment, all real property and interests therein (including both fee and leasehold interests) and fixtures, including all buildings, terminals, storage tanks, refining and other facilities, pipelines, pipeline rights, loading racks, rail spurs and loading facilities; (b) all intellectual property; (c) each Crack Spread Hedging Cash Collateral Account and all Crack Spread Hedging Cash Collateral and all other cash, cash equivalents, checks and other negotiable instruments, funds and other evidences of payment and all financial assets held on deposit therein, and all security entitlements arising therefrom; (d) all Capital Stock of Subsidiaries of the Company held by the Company or any Guarantor; (e) all other Collateral not constituting RCF Priority Collateral; (f) all proceeds, including insurance proceeds (other than business interruption insurance proceeds), of any of the foregoing and all collateral security and guarantees or other credit support given by any Person with respect to any of the foregoing; and (g) all books and records relating to any of the foregoing.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent” means Alon USA Energy, Inc., a Delaware corporation.

“Permitted Business” means any business that is the same as, or reasonably related, ancillary or complementary to, any of the businesses in which the Company is engaged on the date of the Indenture and any business activities reasonably incidental thereto.

“Permitted Crack Spread Hedge Agreement” means any Hedge Agreement or combination of Hedge Agreements to which the Company or any Guarantor is a party that hedge against fluctuations in the difference between the price of crude oil and the price of refined petroleum products, together with the schedules and exhibits thereto.

“Permitted Holders” means, individually or collectively in any combination, Alon Israel, any Person that controls Alon Israel as of the Issue Date, and David Wiessman (or any trustee acting on behalf of David Wiessman), together with any Person that is controlled by any of the foregoing, individually or collectively in any combination and any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) that is comprised primarily (in terms of economic interests) of any of the foregoing, individually, collectively or in any combination.

“Permitted Investments” means:

(1) any Investment in the Company or a Guarantor;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Guarantor; or

(b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(5) any Investment the payment for which consists solely of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization, workout or similar arrangement upon the bankruptcy, foreclosure or insolvency of any trade creditor or customer; or (b) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to officers, directors, consultants or employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed $750,000 at any one time outstanding;

(9) repurchases of the Notes; and

(10) other Investments in an aggregate amount, taken together with all other Investment made pursuant to this clause (10) that are at any one time outstanding, not to exceed $5.0 million.

“Permitted Liens” means:

(1) (a) Liens to secure Permitted Debt described in clause (1) of the definition thereof and (b) Liens granted pursuant to the same collateral agreements securing the Liens described in clause (a) above to secure (i) any Hedging Obligation described in clause (8) of the definition of Permitted Debt the counterparty of which is a lender of Permitted Debt described in clause (1) of the definition thereof or an Affiliate of any such lender and (ii) Cash Management Obligations owing to any such lender or Affiliate, provided that, in each case, to the extent the holders of any such Indebtedness (or any agent on their behalf) have (or has) a Lien on any Collateral, such holders (or any agent on their behalf) have (or has) become a party to the Intercreditor Agreement;

(2) Liens to secure any Permitted Debt described in clause (9) of the definition thereof, provided that to the extent the holder of any such Permitted Debt (or any agent on its behalf) has a Lien on any Collateral, such holder (or any agent on its behalf) has become a party or otherwise subject to the Intercreditor Agreement;

(3) Liens in favor of the Company or the Guarantors;

(4) Liens on property of a Person existing at the time such property is acquired by the Company or a Restricted Subsidiary of the Company or at the time such Person becomes a Restricted Subsidiary of the Company or is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such property being acquired or such Person becoming a Restricted Subsidiary of the Company or such merger or consolidation and do not extend to any assets other than those of the property acquired or the Person that becomes a Restricted Subsidiary of the Company or is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company;

(5) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;

(6) Liens to secure the performance of statutory obligations, insurance, surety or appeal bonds, workers compensation obligations, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(7) Liens to secure Permitted Debt described in clause (4) of the definition thereof covering only the assets acquired with or financed by such Indebtedness;

(8) Liens existing on the date of the Indenture;

(9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(10) Liens imposed by law and Liens, such as carriers’, warehousemen’s, landlord’s, contractors and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(11) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(12) Liens created for the benefit of (or to secure) the Notes (or the Note Guarantees) and other Indenture Obligations;

(13) Liens to secure any Permitted Debt described in clause (5) of the definition thereof; provided, however, that:

(a) the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness; and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(14) any interest or title of a lessor, sublessor or licensor entered into in the ordinary course of business and covering only the assets so leased or licensed, as the case may be, and including any Liens arising from the filing of Uniform Commercial Code financing statements as a precautionary measure in connection with operating leases;

(15) bankers’ Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business incurred in connection with the maintenance of such bank accounts;

(16) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(17) Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(18) Liens arising by reason of any judgment, decree or order, but not giving rise to an Event of Default, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment decree on order shall not have been finally terminated or the period within such proceedings may be initiated shall not have expired;

(19) Liens incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(20) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any Restricted Subsidiaries and do not secure any Indebtedness;

(21) Liens on the underlying fee interest of the owners of real property leased by the Company or any Subsidiary of the Company, including any Liens that apply to the leasehold interest of the Company or such Subsidiary of the Company by virtue of the underlying fee interest being subject to such Liens; and

(22) Liens on any Crack Spread Hedging Cash Collateral to secure the obligations of the Company or any of its Domestic Subsidiaries in favor of the issuer of any Crack Spread Hedging Support LC so long as such issuer has become a party or otherwise subject to the Intercreditor Agreement.

“Permitted Parent Payments” means payments in cash to Parent or any of its Subsidiaries on account of Parent’s corporate expense allocation to the Company and its Subsidiaries; provided that such payments shall not exceed $8.0 million per annum.

“Permitted Prior Liens” means:

(1) Liens described in clauses (1) (only with respect to RCF Priority Collateral), (2) (only with respect to Crack Spread Hedging Collateral), (4), (5), (6), (7), (8), (11), (14), (15), (16), (21) and/or (22) (only with respect to Crack Spread Hedging Collateral) of the definition of “Permitted Liens”;

(2) Liens described in clause (13) of the definition of “Permitted Liens”, but only to the extent the original Lien referenced in such clause is a Permitted Prior Lien; and

(3) Permitted Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Liens created by the RCF Collateral Documents or the Collateral Documents.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date the same as or later than the final maturity date of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and has a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by the Company or the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Post-Petition Amounts” means, with respect to any Obligations, all interest, fees, costs, expenses and other amounts that would accrue and become due after commencement of any insolvency or liquidation proceeding but for commencement of such insolvency or liquidation proceeding, whether or not such amounts are allowed or allowable, in whole or in part, in any such insolvency or liquidation proceeding.

“RCF Agent” means the agent designated under the Intercreditor Agreement and shall initially be the administrative agent for the lenders under the Revolving Credit Facility, together with its successors and permitted assigns in such capacity.

“RCF Availability” shall have the meaning assigned to the term “Availability” in the Revolving Credit Facility as in effect on the Issue Date, and shall be determined in a commercially reasonable manner pursuant to the terms of the Revolving Credit Facility.

“RCF Availability Deficit” shall be deemed to exist at any time when the RCF Availability at such time is less than the RCF Availability Threshold at such time; provided, however, that an RCF Availability Deficit shall be deemed not to exist at any time the Revolving Credit Facility does not contain a limitation on the making of an Excess Cash Flow Offer based on the “Availability” thereunder.

“RCF Availability Threshold” shall mean, at any time, an amount equal to 10.0% of the aggregate principal amount of the revolving commitments under the Revolving Credit Facility in effect at such time; provided that at any time the Revolving Credit Facility does not contain a limitation on the making of an Excess Cash Flow Offer based on the “Availability” thereunder, the RCF Availability Threshold at such time shall be zero.

“RCF Claims” means all Obligations secured by a Permitted Lien described in clause (1) of the definition thereof. Solely for purposes of the Intercreditor Agreement, (a) the term “RCF Claims” shall include all obligations, liabilities and indebtedness of every kind, nature and description owing by the Company or any Guarantor to any RCF Secured Party (including, without limitation, any refinancing thereof and all Cash Collateral Usage and/or DIP Financing provided by any RCF Secured Party), including principal, interest, charges, fees, premiums, indemnities and expenses and all Post-Petition Amounts in respect of the foregoing and (b) notwithstanding the foregoing or any other provision of the Intercreditor Agreement, if the sum of the RCF Claims consisting of, without duplication, (i) principal amount of loans under the Revolving Credit Facility and the other RCF Documents, or under any Cash Collateral Usage and/or DIP Financing, (ii) the aggregate face amount of all outstanding letters of credit issued or deemed issued under, or otherwise secured under, the Revolving Credit Facility and such other Debt Documents, or under any Cash Collateral Usage and/or DIP Financing or (iii) all other obligations in the nature of principal obligations, including all Hedging Obligations and Cash Management Obligations (the foregoing RCF Claims being collectively referred to as the “Capped RCF Claims”), exceed $535,000,000 (the “RCF Cap Amount”), then the portion of the Capped RCF Claims exceeding the RCF Cap Amount (such portion being referred to as the “RCF Excess Amounts”), and all interest, premiums, reimbursement obligations and other amounts in respect of such RCF Excess Amounts, shall be secured by the RCF Collateral Documents but shall not constitute “RCF Claims” for all purposes of the Intercreditor Agreement except with respect to Specified Hedging Obligations, and the Liens created by the RCF Collateral Documents on the Collateral, insofar as they secure such RCF Excess Amounts, shall be junior and subordinate in all respects to the Liens on such Collateral securing Indenture Obligations to the extent such Liens secure Indenture Obligations.

“RCF Collateral Documents” means the Revolving Credit Facility, the RCF Mortgages and any other agreement, document or instrument pursuant to which a Lien is granted securing any RCF Claims or under which rights or remedies with respect to such Liens are governed.

“RCF Event of Default” shall mean (a) an “Event of Default” under, and as defined in, the Revolving Credit Facility, or (b) a “Default” under, and as defined in, the Revolving Credit Facility, in respect of (i) failure by the Company to deliver its financial statements as required under the terms thereof or (ii) an involuntary bankruptcy proceeding commenced in respect of the Company, in each case, except where such Event of Default or such Default shall have been waived pursuant to the Revolving Credit Facility or cured for more than 5 business days.

“RCF Mortgages” means a collective reference to each mortgage, deed of trust, deed to secure debt and any other document or instrument under which any Lien on real property owned or leased by the Company or any Guarantor is granted to secure any RCF Claims or under which rights or remedies with respect to any such Liens are governed.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Revolving Credit Facility” means that certain Amended and Restated Loan and Security Agreement, dated as of October 22, 2009, by and among the Company, each other party joined as a borrower thereunder from time to time, Holdings, the financial institutions party thereto from time to time as lenders and Bank of America, N.A., as administrative agent, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as initially or successively amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Agreement” means the Security Agreement, to be dated as of the date of the Indenture, among the Company and the Guarantors in favor of the Collateral Agent, as amended or supplemented from time to time in accordance with its terms.

“Shared Notes Priority Collateral” means the Notes Priority Collateral other than the Crack Spread Hedging Collateral.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date of the Indenture.

“Special Interest” has the meaning assigned to that term pursuant to the Registration Rights Agreement.

“Standstill Period” means, with respect to any Collateral, a period of 180 consecutive days since the first date on which the Party that has the most senior Lien on such Collateral (based on the relative Lien priorities set forth in “Security — Intercreditor Agreement — Relative Priorities” above) has received written notification from a Party that has a junior Lien on such Collateral (based on the relative Lien priorities set forth in “— Relative Priorities” above) of both (A) the existence of one or more Events of Default (specified in reasonable detail) under the Debt Documents evidencing or governing the Obligations held by such notifying Party and its Related Secured Parties and (B) such Obligations held by such notifying Party and its Related Secured Parties becoming currently due and payable in full, whether as a result of acceleration upon default, operation of applicable law or otherwise.

“Stated Maturity” means, with respect to any installment of interest or principal on any Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Synthetic Lease” means, as to any Person, any lease (including leases that may be terminated by the lessee at any time) of real or personal property, or a combination thereof, (a) that is accounted for as an operating lease under GAAP and (b) in respect of which the lessee is deemed to own the property so leased for U.S. Federal income tax purposes, other than any such lease under which such Person is the lessor.

“Synthetic Lease Obligations” means, as to any Person, an amount equal to the capitalized amount of the remaining lease payments under any Synthetic Lease (determined, in the case of a Synthetic Lease providing for an option to purchase the leased property, as if such purchase were required at the end of the term thereof) that would appear on a balance sheet of such Person prepared in accordance with GAAP if such obligations were accounted for as Capital Lease Obligations.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of constant maturity United States Treasury securities (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to October 15, 2012; provided, however, that if no published maturity exactly corresponds with such date, then the Treasury Rate shall be interpolated or extrapolated on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities; provided further, however, that if the period from such redemption date to October 15, 2012, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates”, is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

“Valero” means Valero Refining and Marketing Company, a Delaware corporation.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Equity Interests or other ownership interests of which (other than directors’ qualifying shares and other nominal amounts required to be held by local nationals under applicable law) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

As used below in this “Certain U.S. Federal Income Tax Consequences” section, unless the context requires otherwise, references to “Notes” include both the outstanding notes and the exchange notes, as the same may be constituted from time to time.

The following discussion is a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the Notes by holders thereof, including the exchange notes, but does not purport to be a complete analysis of all the potential tax consequences that may be important to an investor based on the investor’s tax situation. This summary applies only to holders that acquire their Notes at original “issue price,” as defined in section 1273 of the Internal Revenue Code of 1986, as amended (the “Code”), for a price equal to the original offering price and that hold such Notes as capital assets within the meaning of section 1221 of the Code. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the U.S. federal government.

This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to the holders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the U.S. federal income tax laws, including but not limited to: banks; financial institutions; life insurance companies; pension funds; securities dealers or traders electing mark-to-market treatment; certain governmental entities; holders subject to the alternative minimum tax; regulated investment companies; real estate investment trusts; partnerships or any entities treated as partnerships for U.S. federal income tax purposes; non-resident alien individuals and foreign corporations; tax-exempt organizations; persons that hold the Notes as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment; persons that have a “functional currency” other than the U.S. dollar; and investors in pass-through entities that hold Notes.

Prospective investors are encouraged to consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences of the purchase, ownership, sale and other disposition of the Notes. No rulings from the Internal Revenue Service (“IRS”) have been nor will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the statements made and conclusions reached with respect to the tax aspects set forth below.

As used in this section, a “U.S. Holder” is a beneficial owner of a Note that is treated for U.S. federal income tax purposes as:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any State (or the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•	a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and any one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) are authorized to control all substantial decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of a Note that is treated for U.S. federal income tax purposes as:

•	a nonresident alien individual;

•	a foreign corporation;

•	an estate that is not subject to U.S. federal income tax on a net income basis; or

•	a trust if no U.S. court can exercise primary supervision over the trust’s administration or no U.S. person (as defined in Section 7701(a)(30) of the Code) and no group of such persons is authorized to control all substantial decisions of the trust, and the trust has no election to be treated as a U.S. person in effect.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a Note, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of a Note that is a partnership, and partners in such a partnership, should consult with their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of such Notes.

U.S. Federal Income Tax Treatment of the Exchange

An exchange of notes like the exchange offer will not be treated as a taxable event for U.S. federal income tax purposes, and a holder will not recognize gain or loss as a result of such exchange. Instead, the exchange notes will be treated as a continuation of the outstanding notes, and will be subject to the same tax treatment as the outstanding notes (including the same holding period and basis). There will also be no U.S. federal income tax consequences for holders that do not participate in the exchange offer.

For convenience, the U.S. federal income tax treatment of holders of the Notes are described herein. Thus the remainder of this discussion applies to holders whether or not they participate in the exchange offer.

U.S. Federal Income Tax Consequences to U.S. Holders of Notes

Treatment of Stated Interest Payments.  Except as described below with respect to original issue discount (“OID”), generally the stated interest payment on a Note will be treated as “qualified stated interest” for U.S. federal income tax purposes and will be taxable to a U.S. Holder as ordinary interest income when received or accrued in accordance with the U.S. Holder’s regular method of tax accounting. Interest received on a Note may constitute “investment income” for purposes of some limitations of the Code concerning the deductibility of investment interest expense.

Original Issue Discount.  The outstanding notes were issued with OID (that is, the difference between the principal amount at maturity and the issue price of the Notes) for U.S. federal income tax purposes. Consequently, U.S. Holders of the notes will be required to continue including amounts in respect of original issue discount in gross income for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable.

Generally, a U.S. Holder of a Note will be required to include in gross income for U.S. federal income tax purposes the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of a taxable year in which such holder holds the Note. The daily portion is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of an amount equal to the adjusted issue price of the Note at the beginning of the accrual period multiplied by the yield-to-maturity on the Note, less the qualified stated interest payable on the Note that is allocable to the accrual period. Accrual periods may be any length, and may vary in length, provided that each scheduled payment of interest occurs on the final day or the first day of an accrual period. The yield-to-maturity of a Note will generally be the discount rate (as adjusted to reflect the length of accrual periods) that causes the present value on the issue date of payments on the Note through its stated maturity date equal to the issue price of the Note. The adjusted issue price of a Note at the beginning of any accrual period is the issue price of the Note increased by the OID accrued on such Note for all prior accrual periods and decreased by any payment made during all prior accrual periods of amounts that were not qualified stated interest. Under these rules, U.S. Holders will be required to include in gross income increasingly greater amounts of OID in each successive accrual period.

Sale, Redemption, Maturity, or Other Disposition.  Upon the sale, redemption, maturity or other disposition of a Note, a U.S. Holder will generally recognize gain or loss in an amount equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (less the amount of accrued and unpaid stated interest not previously included in income, which will be treated as ordinary income) and (ii) such holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis generally will equal such holder’s cost for the Note, increased by any market discount, OID and gain previously included by the holder in income with respect to the Note, and reduced by the amount of any bond premium previously amortized and by the amount of principal payments previously received by such U.S. Holder with respect to the Note. Any gain or loss will generally be capital gain or loss, except for gain representing accrued market discount not previously included in income. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Note is more than one year. Long-term capital gain recognized by certain non-corporate U.S. Holders, including individuals, is generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses by a U.S. Holder is subject to limitation. Capital losses generally may be used only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus a maximum of $3,000 of other income.

Optional Redemptions.  We may redeem some or all of the Notes by paying the redemption prices specified under the “Description of the Notes — Optional Redemption.” U.S. Treasury Regulations regarding Notes issued with OID contain special rules for determining the maturity date and the stated redemption price at maturity of a debt instrument where the issuer of such debt instrument has an unconditional option to make payments under such debt instrument under an alternative payment schedule. Under such rules, it is assumed that the issuer of such debt instrument will exercise an option to redeem a debt instrument if such exercise will lower the yield to maturity of such debt instrument. Since the terms of these options to redeem the Notes would not lower the yield to maturity of the Notes, we will disregard this optional redemption provision in determining the amount or timing of any OID inclusions thereon.

Mandatory Redemptions.  As described under the heading “Description of the Notes — Repurchase at the Option of Holders — Change of Control,” we may be obligated to offer to repurchase Notes. In addition, as discussed under “Description of the Notes — Repurchase at the Option of Holders — Asset Sales,” we may be obligated to offer to repurchase Notes with the proceeds of certain sales of assets. We intend to take the position that the likelihood of any such repurchase or redemption is a remote and incidental contingency within the meaning of the applicable Treasury Regulations, so that the possibility of such repurchases can be disregarded for OID purposes and any amounts paid to a U.S. Holder pursuant to any such repurchase would be taxable as described above in “— Sale, Redemption, Maturity, or Other Disposition.” The IRS, however, may take a contrary position affecting the amount, timing and character of income with respect to the Notes including any gain recognized on a taxable disposition of the Notes.

Finally, as described under “Description of the Notes — Repurchase at the Option of the Holders — Excess Cash Flow Offer,” to the extent there is Excess Cash Flow during a semi-annual period, we may be obligated to make a tender offer to repurchase Notes. We intend to take the position that this feature of the Notes qualifies as a mandatory sinking fund provision within the meaning of applicable Treasury Regulations, and thus this feature can be disregarded for purposes of determining the amount and timing of OID inclusions. The IRS, however, may take a contrary position, and may then argue that the Notes are “contingent payment debt instruments” because of this feature. If the Notes are contingent payment debt instruments, the timing and magnitude of OID inclusions could be changed, and gain recognized on the sale, retirement or other disposition would be interest income instead of capital gain. Prospective holders may wish to consult with their own tax advisors about this and other issues related to the application of the OID rules to the Notes.

Information Reporting and Backup Withholding.  A U.S. Holder generally may be subject to information reporting and backup withholding, currently at a rate of 28 percent, when such holder receives interest and principal payments on the Notes, or upon the receipt of proceeds from the sale, exchange, redemption or other disposition of such Notes. Certain U.S. Holders, including but not limited to corporations and some tax-exempt organizations, generally are not subject to information reporting or backup withholding. A U.S. Holder will be subject to such backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number (“TIN”) which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	fails to properly report payments of interest or dividends and the IRS notifies us that withholding is required; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

Backup withholding is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund, as long as they timely provide certain information to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for exemption from such backup withholding and the procedure for obtaining such an exemption, if applicable.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of Notes

Treatment of Stated Interest Payments.  Subject to the discussion below concerning backup withholding, interest payments to a Non-U.S. Holder will not be subject to U.S. federal withholding tax of 30 percent (or, if applicable, a lower treaty rate) provided that:

•	such Non-U.S. Holder does not directly or indirectly actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code;

•	the Non-U.S. Holder is not a bank whose receipt of interest on a Note is described in Section 881(c)(3)(A) of the Code;

•	such Non-U.S. Holder is not a controlled foreign corporation that is related to us, directly or indirectly, through stock ownership; and

•	either (i) such Non-U.S. Holder provides his or her name and address, and certifies, under penalties of perjury, that such holder is not a United States person (which certification may be made on an IRS Form W-8BEN), (ii) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its business holds the Note on such Non-U.S. Holder’s behalf and certifies, under penalties of perjury, that it, or the financial institution between it and the Non-U.S. Holder, has received from such Non-U.S. Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us, or our paying agent, with a copy of such statement, or (iii) such Non-U.S. Holder holds its Notes directly though a “qualified intermediary” and certain conditions are satisfied.

If such Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to the 30 percent U.S. federal withholding tax, unless such Non-U.S. Holder provides a properly executed (i) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable treaty or (ii) IRS Form W-8ECI stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States. Alternative documentation for certain holders, such as foreign partnerships, may be applicable or required in certain circumstances. The certification requirements described above may require a Non-U.S. Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to provide its U.S. taxpayer identification number as well.

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the Note is effectively connected with such Non-U.S. Holder’s conduct of such trade or business (or, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), such Non-U.S. Holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if such Non-U.S. Holder were a United States person as defined under the Code (although such Non-U.S. Holder will be exempt from the 30 percent withholding tax discussed above, provided certification requirements are satisfied). A foreign corporation that is a holder of a Note also may be subject to a branch profits tax equal to 30 percent of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a Note will be included in earnings and profits if the interest is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Original Issue Discount.  A Non-U.S. Holder will be required to treat any OID as interest consistent with the treatment described above with respect to stated interest over the term of the Note under a constant yield method as discussed above with respect to a U.S. Holder. For purposes of the branch profits tax, OID on a Note will be included in the earnings and profits of such Non-U.S. Holder if such OID is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder.

A payment of OID on the Note made to a foreign beneficial owner generally will qualify for the portfolio interest exemption or, as the case may be, the exception from withholding for income effectively connected with the conduct of a trade or business in the United States if, at any time such payment is made, the withholding agent holds a valid IRS Form W-8BEN or Form W-8ECI (or an acceptable substitute form), as applicable, from the beneficial owner and can reliably associate such payment with such IRS Form W-8BEN or Form W-8ECI. With respect to Notes held by a foreign partnership, unless the foreign partnership has entered into a withholding agreement with the IRS, a foreign partnership will be required, in addition to providing an IRS Form W-8IMY, to attach an appropriate certification by each partner. Prospective investors including foreign partnerships and their partners should consult their tax advisors regarding possible additional reporting requirements.

Sale, Redemption, Maturity, or Other Disposition.  A Non-U.S. Holder generally will not be subject to U.S. federal income, branch profits, or withholding tax on gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a Note by a Non-U.S. Holder, provided that (i) such gain is not effectively connected with the conduct of a trade or business carried on by such Non-U.S. Holder within the United States and, if a treaty applies (and the holder complies with applicable certification and other requirements to claim treaty benefits), is generally attributable to a U.S. permanent establishment maintained by such holder; or (ii) such holder is a foreign individual not present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met.

Information Reporting and Backup Withholding.  In general, interest payments on the Notes and proceeds on the sale, exchange, redemption, or other disposition of the Notes payable by a U.S. paying agent or other U.S. intermediary will be subject to information reporting requirements and potential backup withholding (except in the case of certain exempt recipients, including corporations, or Non-U.S. Holders that provide the certification on IRS Form W-8BEN described above or otherwise provide evidence of exempt status). A Non-U.S. Holder generally will not be subject to such information reporting or backup withholding on interest payments provided that (i) the U.S. paying agent or other U.S. intermediary does not have actual knowledge or reason to know that such holder is a U.S. person and (ii) such holder has submitted the appropriate certifications described above with respect to payments of interest to a Non-U.S. Holder. Additionally, a Non-U.S. Holder generally will not be subject to backup withholding or information reporting with respect to proceeds of the sale of a Note within the United States or conducted through certain U.S. related financial intermediaries if (i) the payor receives the appropriate certification described above with respect to a Non-U.S. Holder’s sale, redemption, maturity or other disposition of a Note and does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such holder otherwise establishes an exemption.

We may be required to report annually to the IRS, and to each holder of record, the amount of interest paid on, or the proceeds from the sale or other disposition of, the Notes and the amount withheld for U.S. federal income taxes, if any, for each calendar year, except as to exempt recipients — generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides.

Non-U.S. Holders generally will be entitled to a refund or credit of any amounts withheld under the backup withholding rules against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner. Non-U.S. Holders should consult their tax advisors regarding the application of the backup withholding and information reporting rules to their particular circumstances.

CERTAIN ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) imposes certain requirements on “employee benefit plans” (as defined in ERISA) subject to Title I of ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) and on those persons who are fiduciaries with respect to ERISA Plans.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (Section 4975 of the Code also imposes prohibitions for certain plans that are not subject to Title I of ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, “Plans”) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. Accordingly, each original or subsequent purchaser or transferee of a note that is or may become a Plan is responsible for determining that its purchase and holding of such note will not constitute a prohibited transaction under ERISA or Section 4975 of the Code.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN ERISA IMPLICATIONS OF AN INVESTMENT IN THE NOTES AND DOES NOT PURPORT TO BE COMPLETE. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN LEGAL, TAX, FINANCIAL AND OTHER ADVISORS PRIOR TO INVESTING IN THE NOTES TO REVIEW THESE IMPLICATIONS IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by a broker-dealer and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of exchange notes. In addition, to the extent required by the Securities Act, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such Persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and be delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed, for such period of time as any broker-dealer must comply with the prospectus delivery requirements of the Securities Act, to send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in writing. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Following completion of the exchange offer, we may, in our sole discretion, commence one or more additional exchange offers to holders of outstanding notes who did not exchange their outstanding notes for exchange notes in the exchange offer on terms which may differ from those contained in this prospectus and the enclosed letter of transmittal. This prospectus, as it may be amended or supplemented from time to time, may be used by us in connection with any additional exchange offers. These additional exchange offers may take place from time to time until all outstanding notes have been exchanged for exchange notes, subject to the terms and conditions in the prospectus and letter of transmittal distributed by us in connection with these additional exchange offers.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Jones Day, Dallas, Texas.

EXPERTS

The financial statements of Alon Refining Krotz Springs, Inc. as of December 31, 2008 and for the period from July 1, 2008 (date of inception) through December 31, 2008, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of the Krotz Springs Refining Business of Valero Energy Corporation as of June 30, 2008, and December 31, 2007 and 2006, and for the six months ended June 30, 2008 and for each of the years in the two-year period ended December 31, 2007, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit to which reference is hereby made.

We are not currently subject to the reporting requirements of the Exchange Act. As a result of this exchange offer, we will become subject to the reporting requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

APPENDIX A

GLOSSARY OF KEY INDUSTRY TERMS

ATS	Ammonium Thiosulfate

Barrel	Common unit of measure in the oil industry which equates to 42 gallons

BB	Butane-butylene

Blendstocks	Various hydrocarbon streams produced from crude oil, refined products and additives, which when blended together produce finished gasoline and diesel fuel; these may include natural gasoline, Residual FCC gasoline, ethanol, reformate or butane, among others

bpd	Barrels per day

BtU	British thermal units

C(4)	Butanes

C(5)/C(6)	Pentane/Hexane

Catalyst	A substance that affects a chemical change, but itself remains unchanged

Catalytic cracking unit	Converts gas oil from the crude unit into liquefied petroleum gas, distillate and gasoline blendstocks by applying heat in the presence of a catalyst

cpg	Cents per gallon

Crack spread	A simplified model that measures the difference between the price for light products and crude oil. For example, 3-2-1 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel

Crude oil throughput capacity	The amount of crude oil that can be processed by separating the crude oil according to boiling point under high heat and low pressure to recover various hydrocarbon fractions

Distillates	Primarily diesel fuel, kerosene and jet fuel

EPA	Environmental Protection Agency

FCC	Fluid Catalytic Cracking Unit

Feedstocks	Hydrocarbon compounds, such as crude oil and natural gas liquids, that are processed and blended into refined products

GDU	Gasoline Desulfurization Unit

GHG	Greenhouse gas

Grassroots	Indicates a refinery or refinery unit that is built from new components as opposed to resulting from modifications or additions to an existing refinery or refinery unit, as the case may be

HDS	Hydrodesulfurization Unit

HLS	Heavy Louisiana Sweet crude oil; typical API gravity of 33.4° and sulfur content of 0.28%

Independent refiner	A refiner that does not have crude oil exploration or production operations. An independent refiner purchases the crude oil used as feedstock in its refinery operations from third parties

LCO	Light cycle oil

Liquefied petroleum gas	Light hydrocarbon material gaseous at atmospheric temperature and pressure, held in the liquid state by pressure to facilitate storage, transport and handling

Liquid product yield	The measurement of a refinery’s total refined product production divided by the refinery’s total crude oil and feedstock input

LLS	Light Louisiana Sweet crude oil; typical API gravity of 37.9° and sulfur content of 0.34%

LPG	Liquefied petroleum gas

LRU	Liquid Recovery Unit

LTPD	Long tons per day

Mbpd	Million barrels per day

MM	Abbreviation for millions

MMSCFD	Millions of standard cubic feet per day

NHT	Naphtha Hydrotreater

OPEC	Organization of Petroleum Exporting Countries

OSHA	Occupational Safety and Health Administration

PPM	Parts per million

Refined products	Hydrocarbon compounds, such as gasoline, diesel fuel, jet fuel and residual fuel, that are produced by a refinery

Reformer unit	Catalytic Reformer

Residual FCC	Residual Fluid Catalytic Cracking Unit

Semi-regenerative catalytic reformer	A type of catalytic reforming unit that has multiple reactors, each with a fixed bed of catalyst, where all of the catalyst is typically regenerated during routine catalyst regeneration shutdowns which occur approximately once each six to 24 months

Solomon Associates	Solomon Associates, LLC, a Dallas, Texas-based company that provides benchmarking and consulting services to the energy industry

Sour crude oil	A crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur; sour crude oil is typically less expensive than sweet crude oil

Sweet crude oil	A crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur; sweet crude oil is typically more expensive than sour crude oil

Throughput	The volume per day processed through a unit or a refinery

Total Recordable Incident Rate	The Total Recordable Incident Rate represents the number of OSHA recordable incidents per 100 full time equivalent employees per year; an OSHA recordable incident is any injury or illness that must be recorded pursuant to OSHA’s recordkeeping requirements; with limited exceptions, this is essentially any injury or illness that requires lost work time or medical treatment beyond simple first aid

Turnaround	A periodically required standard procedure to refurbish and maintain a refinery that involves the shutdown and inspection of major processing units and occurs every three to five years

Utilization	Ratio of total refinery throughput to the rated capacity of the refinery

VPP	OSHA’s Voluntary Protection Program is a program that enrolls employers with lower-than-average injury rates and excellent safety programs; admission into the program occurs after a several day inspection by a team of OSHA investigators, who review the employer’s safety and health systems, written programs and injury records and interview employees (both hourly and management); if the employer’s program meets certain criteria, it is given VPP “Star” status; this status exempts it from certain types of OSHA inspections for a particular time period

WTI	West Texas Intermediate crude oil with typical API gravity of 39.7° and sulfur content of 0.41%

Yield	The percentage of refined products that are produced from feedstocks

INDEX TO FINANCIAL STATEMENTS

ALON REFINING KROTZ SPRINGS, INC.

Page

Audited Financial Statements:
Independent Auditors’ Report	F-2
Balance Sheet as of December 31, 2008	F-3
Statement of Operations for the period from July 1, 2008 (inception) through December 31, 2008	F-4
Statement of Stockholders’ Equity for the period from July 1, 2008 (inception) through December 31, 2008	F-5
Statement of Cash Flows for the period from July 1, 2008 (inception) through December 31, 2008	F-6
Notes to Financial Statements	F-7
Unaudited Financial Statements:
Balance Sheets as of September 30, 2009 and December 31, 2008	F-21
Statements of Operations for the nine months ended September 30, 2009 and for the period from July 1, 2008 (inception) through September 30, 2008	F-22
Statements of Cash Flows for the nine months ended September 30, 2009 and for the period from July 1, 2008 (inception) through September 30, 2008	F-23
Condensed Notes to Financial Statements	F-24
Krotz Springs Refining Business of Valero Energy Corporation
Audited Financial Statements:
Independent Auditors’ Report	F-34
Balance Sheets as of June 30, 2008 and December 31, 2007 and December 31, 2006	F-35
Statements of Operations for the six months ended June 30, 2008 and each of the years in the two-year period ended December 31, 2007	F-36
Statements of Changes in Net Parent Investment for the six months ended June 30, 2008 and each of the years in the two-year period ended December 31, 2007	F-37
Statements of Cash Flows for the six months ended June 30, 2008 and each of the years in the two-year period ended December 31, 2007	F-38
Notes to Financial Statements	F-39

Independent Auditors’ Report

To the Board of Directors of Alon Refining Krotz Springs, Inc.:

We have audited the accompanying balance sheet of Alon Refining Krotz Springs, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholders’ equity, and cash flows for the period from July 1, 2008 (date of inception) through December 31, 2008. These financial statements are the responsibility of the management of Alon Refining Krotz Springs, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Alon Refining Krotz Springs, Inc.’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alon Refining Krotz Springs, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the period from July 1, 2008 (date of inception) through December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/  KPMG LLP

Dallas, Texas
April 30, 2009

ALON REFINING KROTZ SPRINGS, INC.

BALANCE SHEET
(dollars in thousands except share data)

As of
December 31, 2008

ASSETS
Current assets:
Accounts receivable	$44,509
Current portion of heating oil crack spread hedge	75,405
Inventories	40,318
Prepaid expenses	20,980

Total current assets	181,212

Property, plant and equipment, net	335,555
Deposit for hedge related activities for refinery acquisition	50,000
Non-current portion of heating oil crack spread hedge	41,296
Other assets	25,840

Total assets	$633,903

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$59,656
Accrued liabilities	36,085
Current portion of long-term debt	18,400

Total current liabilities	114,141

Other non-current liabilities	1,267
Long-term debt	430,705

Total liabilities	546,113

Stockholders’ equity:
Class A Common stock, par value $0.01, 39,000 shares authorized; 29,325 shares issued and outstanding at December 31, 2008	—
Class B Common stock, par value $0.01, 1,000 shares authorized; 405 shares issued and outstanding at December 31, 2008	—
Additional paid-in capital	101,656
Accumulated other comprehensive loss, net of income tax	(1,831)
Retained deficit	(12,035)

Total stockholders’ equity	87,790

Total liabilities and stockholders’ equity	$633,903

See accompanying notes to the financial statements.

ALON REFINING KROTZ SPRINGS, INC.

STATEMENT OF OPERATIONS
(dollars in thousands)

Period from
July 1, 2008
(Inception)
Through
December 31,
2008

Net sales	$1,054,397
Operating costs and expenses:
Cost of sales	987,536
Direct operating expenses	45,375
Selling, general and administrative expenses	903
Depreciation and amortization expenses	8,492

Total operating costs and expenses	1,042,306

Operating income	12,091
Other income, net	256
Interest expense	(24,382)

Loss before income tax benefit	(12,035)
Income tax benefit	—

Net loss	$(12,035)

See accompanying notes to the financial statements.

ALON REFINING KROTZ SPRINGS, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY
For the Period from July 1, 2008 (Inception) through December 31, 2008
(dollars in thousands)

			Accumulated
		Additional	Other
	Common	Paid-in	Comprehensive	Retained
	Stock	Capital	Loss	Deficit	Total

Balance at July 1, 2008	$—	$—	$—	$—	$—
Capital contribution from parent	—	101,656	—	—	101,656
Net loss	—	—	—	(12,035)	(12,035)
Other comprehensive loss:
Fair value of commodity derivative contracts, net of tax of $0	—	—	(1,831)	—	(1,831)

Total comprehensive loss					(13,866)

Balance at December 31, 2008	$—	$101,656	$(1,831)	$(12,035)	$87,790

See accompanying notes to the financial statements.

ALON REFINING KROTZ SPRINGS, INC.

STATEMENT OF CASH FLOWS
(dollars in thousands)

Period from
July 1, 2008
(Inception)
Through
December 31, 2008

Cash flows from operating activities:
Net loss	$(12,035)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	8,492
Unrealized gain on heating oil crack spread hedge	(116,701)
Amortization related to debt issuance costs	2,265
Changes in operating assets and liabilities, net of acquisition effects:
Accounts receivable	(43,709)
Inventories	104,686
Prepaid expenses	(20,925)
Other long-term liabilities	(966)
Accounts payable	56,071
Accrued liabilities	34,630

Net cash provided by operating activities	11,808

Cash flows from investing activities:
Capital expenditures	(3,453)
Acquisition of refinery	(481,011)

Net cash used in investing activities	(484,464)

Cash flows from financing activities:
Deferred debt issuance costs	(28,105)
Additions to long-term debt	252,000
Revolving credit facility, net	147,105
Proceeds from parent	101,656

Net cash provided by financing activities	472,656

Net increase in cash and cash equivalents	—
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$—

Supplemental cash flow information:
Cash paid for interest	$16,269

Non-cash activities:
Financing activity — proceeds from borrowings retained by bank as deposit for hedge related activities for Refinery acquisition	$50,000

See accompanying notes to the financial statements.

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands except as noted)

1.	DESCRIPTION AND NATURE OF BUSINESS

Alon Refining Krotz Springs, Inc. (the “Company”), a subsidiary of Alon USA Energy, Inc. (“Alon USA”), owns and operates a high conversion crude oil refinery with a crude oil throughput capacity of approximately 83,100 barrels per day (“bpd”). Placed into service in 1980, the Company’s refinery is the second newest complex, grassroots refinery built in the United States. The Company’s refinery is strategically located on the Atchafalaya River in central Louisiana at the intersection of two crude oil pipeline systems and has direct access to the Colonial products pipeline system (“Colonial Pipeline”), providing the Company with diversified access to both locally sourced and foreign crude oils, as well as distribution of the Company’s products to markets throughout the Southern and Eastern United States and along the Mississippi and Ohio Rivers. The Company’s refinery’s residual fluid catalytic cracking unit allows the Company to produce a high percentage of light products with fewer processing units and lower maintenance costs compared to refineries utilizing conventional fluid catalytic cracking unit technologies. Sweet crude oil typically comprises 100% of the Company’s refinery’s crude oil input and the Company’s refinery’s liquid product yield is approximately 101.5%. Of the 101.5%, on average 99.3% is light finished products such as gasoline and distillates, including diesel and jet fuel, petrochemical feedstocks and liquefied petroleum gas, and the remaining 2.2% is primarily heavy oils.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These financial statements have been prepared in accordance with applicable United States generally accepted accounting principles (“GAAP”) and reflect the activity of the Company’s refinery since its acquisition in July 2008.

(b)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Revenue Recognition

Revenues from sales of refined products are earned and realized upon transfer of title to the customer based on the contractual terms of delivery (including payment terms and prices). Title primarily transfers at the refinery when the refined product is loaded into the common carrier pipelines, trucks or railcars (free on board origin). In some situations, title transfers at the customer’s destination (free on board destination).

(d)	Cost Classifications

Cost of sales includes crude oil and other raw materials, inclusive of transportation costs. Cost of goods excludes depreciation and amortization, which is presented separately in the statement of operations.

Operating expenses include costs associated with the actual operations of the refinery, such as energy and utility costs, routine maintenance, labor, insurance and environmental compliance costs. Environmental compliance costs, including monitoring and routine maintenance, are expensed as incurred.

Interest expense consists of interest expense, letters of credit and financing fees and amortization of deferred debt issuance costs but excludes capitalized interest.

(e)	Accounts Receivable

The majority of accounts receivable is due from companies in the petroleum industry. Credit is extended based on evaluation of the customer’s financial condition and in certain circumstances, collateral, such as

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

letters of credit or guarantees, are required. Credit losses are charged to reserve for bad debts when accounts are deemed uncollectible. The Company did not record any bad debt expense during 2008.

(f)	Inventories

Crude oil, refined products and blendstocks are stated at the lower of cost or market. Cost is determined under the last-in, first-out (“LIFO”) valuation method. Cost of crude oil, refined products and blendstock inventories in excess of market value are charged to cost of sales. Such charges are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover. Materials and supplies are stated at average cost.

(g)	Hedging Activity

All derivative instruments are recorded in the balance sheet as either assets or liabilities measured at their fair value. The Company generally considers all commodity forwards, futures, swaps, and option contracts to be part of its risk management strategy. When the Company elects not to designate commodity contracts as cash flow hedges for financial accounting purposes, net unrealized gains and losses for changes in the fair value on open commodity derivative contracts are recognized in cost of sales.

The Company selectively designates certain commodity derivative contracts as cash flow hedges. The effective portion of the gains or losses associated with those derivative contracts designated and qualifying as cash flow hedges are initially recorded in accumulated other comprehensive income in the balance sheet and reclassified into the statement of operations in the period in which the underlying hedged forecasted transaction affects income. The amounts recorded into the statement of operations for commodity derivative contracts are recorded as a part of cost of sales. The ineffective portion of the gains or losses on the derivative contracts, if any, is recognized in the statement of operations as it is incurred.

If, during the term of the derivative, the hedge is determined to be no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses, based on the effective portion of the derivative at that date, are reclassified to earnings when the underlying transaction occurs.

(h)	Property, Plant and Equipment

The carrying value of property, plant, and equipment includes the fair value of the asset retirement obligation and has been reflected in the balance sheet at cost, net of accumulated depreciation.

Property, plant, and equipment, net of salvage value, are depreciated using the straight-line method at rates based on the estimated useful lives for the assets or groups of assets, beginning in the month following acquisition or completion. The Company capitalizes interest costs associated with major construction projects based on the effective interest rate on aggregate borrowings.

Expenditures for major replacements and additions are capitalized. Expenditures for routine refinery repairs and maintenance costs are charged to direct operating expense as incurred. The applicable costs and accumulated depreciation of assets that are sold, retired, or otherwise disposed of are removed from the accounts and the resulting gain or loss is recognized.

(i)	Impairment and Disposal of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on management’s judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of disposition.

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(j)	Asset Retirement Obligations

The Company uses Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations, which established accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement costs. The provisions of SFAS No. 143 apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company also uses Financial Accounting Standards Board (“FASB”) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), which requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event, if the amount can be reasonably estimated.

(k)	Turnarounds and Catalyst Costs

The Company records the cost of planned major refinery maintenance, referred to as turnarounds, and chemical catalyst used in the refinery process units, which are typically replaced in conjunction with planned turnarounds, in “other assets” in the balance sheet. Turnaround and fixed-bed catalyst costs will be deferred and amortized on a straight-line basis beginning the month after the completion of the turnaround and ending immediately prior to the next scheduled turnaround. The amortization of deferred turnaround and fixed-bed catalyst costs are presented in “depreciation and amortization” in the statement of operations. The Company did not have any deferred turnaround and fixed-bed catalyst cost during 2008.

(l)	Income Taxes

Results of the Company’s operations are included in the consolidated U.S. Federal income tax return of Alon USA. For financial reporting purposes, federal tax expense is allocated to the Company as if a separate return was filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109 (“FIN 48”) which establishes a more-likely-than-not threshold for recognizing the benefits of tax return positions in the financial statements. Also, FIN 48 implements a process for measuring those tax positions which meet the recognition threshold of being ultimately sustained upon examination by the taxing authorities.

(m)	Environmental Expenditures

The Company accrues for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Environmental liabilities represent the estimated costs to investigate and remediate contamination at the Company’s refinery. This estimate is based on internal and third-party assessments of the extent of the contaminations, the selected remediation technology and review of applicable environmental regulations.

Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value unless payments are fixed and determinable. Recoveries of environmental remediation costs from other parties are recorded as assets when the receipt is deemed probable. Estimates are updated to reflect changes in factual information, available technology or applicable laws and regulations.

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(n)	Other Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other gains and losses affecting stockholders’ equity that, under GAAP, are excluded from net income, such as gains and losses related to certain derivative instruments. The balance in other comprehensive loss, net of tax, reported in the statement of stockholders’ equity consists of the fair value of commodity derivative contract adjustments.

(o)	Commitments and Contingencies

Liabilities for loss contingencies, including environmental remediation costs not within the scope of SFAS No. 143, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability, in accordance with FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts.

(p)	Intangible Assets

Intangible assets are assets that lack physical substance (excluding financial assets). Intangible assets with indefinite useful lives are not amortized and intangible assets with finite useful lives are amortized on a straight-line basis over 1 to 40 years. Intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company uses December 31 of each year as the valuation date for annual impairment testing purposes.

(q)	New Accounting Standards

The Company applies the provisions of SFAS No. 157, Fair Value Measurements, which pertain to certain balance sheet items measured at fair value on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. While SFAS No. 157 may change the method of calculating fair value, it does not require any new fair value measurements.

In June 2008, the FASB ratified its consensus on Emerging Issues Task Force (“EITF”) Issue No. 08-3, Accounting by Lessees for Maintenance Deposits, which applies to the lessee’s accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities and deposits within the scope of the Issue shall be accounted for as deposit assets. The effect of the change shall be recognized as a change in accounting principle as of the beginning of the fiscal year in which the consensus is initially applied for all arrangements existing at the effective date. This Issue is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the potential impact of adoption of EITF Issue No. 08-3 on its financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), which established disclosure requirements for hedging activities. SFAS No. 161 requires that entities disclose the purpose and strategy for using derivative instruments and include discussion regarding the method for accounting for the derivative and the related hedged items under SFAS No. 133 and the derivative and related hedged items’ effect on a company’s financial statements. SFAS No. 161 also requires quantitative disclosures about the fair values of derivative instruments and their gains or losses in tabular format as well as discussion regarding contingent credit-risk features in derivative agreements and counterparty risk. The statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2008. The adoption did not have any effect on the Company’s results of operations or financial position.

In February 2008, the FASB issued FASB Staff Position FAS 157-2, Partial Deferral of the Effective Date of Statement 157 (“FSP FAS 157-2”). FSP FAS 157-2 delays the effective date of SFAS No. 157 for

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The adoption did not have any effect on the Company’s results of operations or financial position.

3.	REFINERY ACQUISITION

On July 3, 2008, the Company completed the acquisition of all the capital stock of the refining business located in Krotz Springs, Louisiana, from Valero Energy Corporation (“Valero”). The effective date of the acquisition was July 1, 2008. The purchase price was $333,000 in cash plus $141,494 for working capital, including inventories.

Our refinery, with a nameplate crude capacity of approximately 83,100 bpd, supplies multiple demand centers in the Southeast and East Coast markets through a pipeline operated by the Colonial Pipeline Company. The 2008 refined product mix from the Refinery consisted of approximately 98% light products, with the following yields: 43% gasoline, 46% distillates and light cycle oils, 9% petrochemicals and 2% of heavy products.

The Company’s parent, Alon Refining Louisiana, Inc. (“ARL”) contributed $101,656 in cash plus $66,000 in letters of credit to support increased borrowing capacity under the $400,000 revolving credit facility. The cash portion of the purchase price and working capital payment, in addition to ARL contribution, were funded in part by borrowings under a $302,000 term loan credit facility and borrowings under a $400,000 revolving credit facility (Note 13).

The purchase price has been preliminarily allocated based on estimated fair values of the assets and liabilities acquired at the date of acquisition, pending the completion of an independent appraisal and other evaluations. The purchase price has been preliminarily determined as set forth below:

Cash paid	$474,494
Transaction costs	6,517

Total purchase price	$481,011

The purchase price was preliminarily allocated as follows:

Current assets	$145,859
Property, plant and equipment	341,702
Current liabilities	(5,309)
Other non-current liabilities	(1,241)

Total purchase price	$481,011

In connection with the acquisition, the Company entered into an earnout agreement with Valero, dated as of July 3, 2008, that provides for up to three annual payments to Valero based on the average market prices for crude oil, regular unleaded gasoline, and ultra low sulfur diesel in the preceding twelve month period compared to minimum thresholds. Each of the earnout payments, if applicable, shall be paid on each of the first three anniversaries of the date of the earnout agreement. Any payments made will be added to the value of the acquisition when the amount is determinable and issuable.

The Company and Valero also entered into an offtake agreement that provides for Valero to purchase at market prices, certain specified products and other products as may be mutually agreed upon from time to time. These products include regular and premium unleaded gasoline, ultra low sulfur diesel, jet fuel, light cycle oil, high sulfur diesel, No. 2 blendstock, butane/butylenes, poly C4, normal butane, LPG mix, propane/propylene, high sulfur slurry, low sulfur atmospheric tower bottoms and ammonium thiosulfate. The term of the offtake agreement as it applies to the products produced by the refinery is as follows: (i) five years for light cycle oil and straight run diesel; (ii) one year for regular and premium unleaded gasoline; and (iii) three months for the remaining refined products (each such term beginning in October 2008).

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	FAIR VALUE AND DERIVATIVE INSTRUMENTS

(a)	Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, receivables, payables and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The reported amount of long-term debt approximates fair value. Derivative financial instruments are carried at fair value, which is based on quoted market prices.

In accordance with SFAS No. 157, the Company must determine fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, the Company utilizes valuation techniques that maximize the use of observable inputs (levels 1 and 2) and minimize the use of unobservable inputs (level 3) within the fair value hierarchy established by SFAS No. 157. The Company generally applies the “market approach” to determine fair value. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the balance sheet at December 31, 2008:

	Quoted Prices in
	Active Markets	Significant
	for Identical	Other	Significant
	Assets or	Observable	Unobservable
	Liabilities	Inputs	Inputs
December 31, 2008	(Level 1)	(Level 2)	(Level 3)	Total

Assets:
Commodity swaps	$—	$116,701	$—	$116,701
Liabilities:
Futures and forwards	565	—	—	565
Commodity swaps	—	25,473	—	25,473

(b)	Derivative Financial Instruments

Commodity Derivatives — Mark to Market

The Company selectively utilizes commodity derivatives to manage its exposure to commodity price fluctuations and uses crude oil and refined product commodity derivative contracts to reduce risk associated with potential price changes on committed obligations. The Company does not speculate using derivative instruments. The Company has elected not to designate the following commodity derivatives as cash flow hedges for financial accounting purposes. Therefore, changes in the fair value of the commodity derivatives are included in income in the period of the change. There is not a significant credit risk on the Company’s derivative instruments which are transacted through counterparties meeting established collateral and credit criteria. Crude oil and refined product forward contracts are used to manage price exposure associated with transactions to supply crude oil to the Company’s refinery and to the sale of refined products.

At December 31, 2008, the Company held futures contracts for 12,000,125 barrels of heating oil swaps at an average spread of $21.95 per barrel. These futures contracts were designated as hedges at inception, but were subsequently marked to market when the contracts no longer qualified for cash flow hedge accounting. Accordingly, the contracts are recorded at their fair market values and an unrealized gain of $116,701 has been included in cost of sales in the statement of operations for the period from July 1, 2008 (inception) through December 31, 2008.

At December 31, 2008, the Company held futures contracts for 672,000 barrels of crude oil swaps at an average spread of $89.34 per barrel. These futures contracts were not designated as hedges for accounting purposes. Accordingly, the contracts are recorded at their fair market values and an unrealized loss of $25,473

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

has been included in cost of sales in the statement of operations for the period from July 1, 2008 (inception) through December 31, 2008.

At December 31, 2008, the Company held net forward contracts for sales of 75,000 barrels of refined products at an average price of $41.44. These forward contracts were not designated as hedges for accounting purposes. Accordingly, the contracts are recorded at their fair market values and an unrealized loss of $630 has been included in cost of sales in the statement of operations for the period from July 1, 2008 (inception) through December 31, 2008.

At December 31, 2008, the Company held futures contracts for net sales of 5,000 barrels of gasoline and net sales of 7,000 barrels of heating oil at an average price of $59.31 per barrel. These futures contracts were not designated as hedges for accounting purposes. Accordingly, the contracts are recorded at their fair market values and an unrealized gain of $65 has been included in cost of sales in the statement of operations for the period from July 1, 2008 (inception) through December 31, 2008.

Commodity Derivatives — Cash Flow Hedges

To designate a derivative as a cash flow hedge, the Company documents at the inception of the hedge the assessment that the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the item hedged. If, during the term of the derivative, the hedge is determined to be no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses, based on the effective portion of the derivative at that date, are reclassified to earnings when the underlying transaction occurs.

In May 2008, as part of financing the acquisition of the Company’s refinery (Note 3), the Company entered into futures contracts for the forward purchase of crude oil and the forward sale of distillates of 14,849,750 barrels. These futures contracts were designated as cash flow hedges for accounting purposes. Gains and losses for the futures contracts designated as cash flow hedges reported in accumulated other comprehensive income in the balance sheet are reclassified into cost of sales when the forecasted transactions affect income. In the fourth quarter of 2008, the Company determined during its retrospective assessment of hedge effectiveness that the hedge was no longer highly effective. Cash flow hedge accounting was discontinued in the fourth quarter of 2008 and all changes in value subsequent to the discontinuance were recognized into earnings.

At the time the Company discontinued hedge accounting for the commodity derivative contracts, the balance in accumulated other comprehensive income was $1,313. After-tax gains of $2,467 have been reclassified from accumulated other comprehensive income to earnings since the discontinuance of cash flow hedge accounting. All remaining adjustments from accumulated comprehensive income to cost of sales will occur either over the 22 month period beginning January 1, 2009 or earlier if it is determined that the forecasted transactions are not likely to occur. No component of the derivative instruments’ gains or losses was excluded from the assessment of hedge effectiveness.

5.	ACCOUNTS RECEIVABLE

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivables. Credit risk is minimized as a result of the credit quality of the Company’s customer base. The Company performs ongoing credit evaluations of its customers and requires letters of credit, prepayments or other collateral or guarantees as management deems appropriate. Valero was the only customer that accounted for more than 10% of the Company’s net sales for period from July 1, 2008 (inception) through December 31, 2008. As part of the Refinery acquisition, the Company and Valero entered into an offtake agreement that provides for Valero to purchase at market prices, certain specified products and other products as may be mutually agreed upon from time to time. The Company’s allowance for doubtful

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

accounts is reflected as a reduction of accounts receivable in the balance sheet. The balance in the allowance account was zero at December 31, 2008.

6.	INVENTORIES

The Company’s inventories are stated at the lower of cost or market and are comprised primarily of crude oil, refined products and blendstocks. Cost is determined under the LIFO method for crude oil, refined products and blendstocks. Materials and supplies are stated at average cost.

Market values of crude oil, refined products and blendstock inventories exceeded LIFO costs by $1,308 at December 31, 2008. Adjustments to inventories related to the acquisition of the Company’s refinery resulted in a charge to cost of sales of $127,408 during the period from July 1, 2008 (inception) through December 31, 2008.

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31,
2008

Refining facilities	$344,047
Less accumulated depreciation	(8,492)

Property, plant and equipment, net	$335,555

The useful lives of refining facilities used to determine depreciation expense were 3 to 20 years with an average life of 18 years.

8.	OTHER ASSETS

Other assets consisted primarily of deferred debt issuance costs associated with the acquisition of the Company’s refinery.

9.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

December 31,
2008

Commodity swap	$26,670
Accrued interest	6,398
Other	3,017

Total accrued liabilities	$36,085

10.	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

December 31,
2008

Environmental liability	$427
Asset retirement obligation	840

Total other non-current liabilities	$1,267

The Company has asset retirement obligations with respect to its refinery due to various legal obligations to clean and/or dispose of these assets at the time they are retired. However, the majority of these assets can be used for extended and indeterminate periods of time provided that they are properly maintained and/or

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

upgraded. It is the Company’s practice and intent to continue to maintain these assets and make improvements based on technological advances. When a date or range of dates can reasonably be estimated for the retirement of these assets or any component part of these assets, the Company will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

Asset retirement obligation represents $812 recorded at the time of the acquisition of the Company’s refinery plus $28 from accretion expense incurred during the period from July 1, 2008 (inception) through December 31, 2008.

11.	INCOME TAXES

The amounts presented below were calculated as if the Company filed separate federal and state income tax returns. The Company had no unrecognized tax benefits as of December 31, 2008.

A reconciliation between the income tax benefit computed on a pretax income at the statutory federal rate and the actual provision for income taxes is as follows:

2008

Computed tax benefit	$(4,212)
State and local income taxes, net of federal benefit	(315)
Other, net	7
Change in valuation allowance	4,520

Income tax benefit	$—

The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

December 31,
2008

Gross deferred income tax assets	$58,737
Less valuation allowance	(4,520)

Net deferred income tax assets	54,217
Deferred income tax liabilities	(54,217)

Net deferred income tax assets	$—

Gross deferred income tax assets consist primarily of temporary differences related to inventories and net operating loss carry forwards. Deferred income tax liabilities consist primarily of temporary differences related to property, plant and equipment and unrealized gains principally from commodity swaps.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of taxable income and projections for future taxable income, over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2008.

The Company performed a review of its tax positions in accordance with Interpretation No. 48, Accounting for Uncertainty in Income Taxes of FASB Statement No. 109 (“FIN 48”) and determined it has no unrecognized tax benefits. In accordance with FIN No. 48, the Company has elected to recognize interest expense related to

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

the underpayment of income taxes in interest expense, and penalties relating to underpayment of income taxes as a reduction to other income, net, in the statement of operations.

12.	RELATED-PARTY TRANSACTIONS

A portion of the purchase price for the acquisition of the Company’s refinery from Valero was provided through an $80,000 equity investment in Alon Refining Louisiana, Inc. (“ARL”) by Alon Israel Oil Company, Ltd. (“Alon Israel”), the majority stockholder of Alon USA, together with an $21,656 equity investment by Alon USA and its affiliates. Also in connection with the acquisition, Alon Israel, together with Alon USA and its affiliates, arranged for the issuance of $66,000 of standby letters of credit, without recourse to the Company, to support increased borrowing capacity under the Company’s revolving credit facility.

In connection with amendments to the Company’s credit facilities in April 2009, Alon Israel, together with Alon USA and its affiliates, invested an additional $25,000 in the equity of ARL, which was contributed by ARL to the Company, and arranged for the issuance of an additional $25,000 of standby letters of credit without recourse to the Company. These contributions, together with the equity and letters of credit support provided at the time of the acquisition, resulted in $126,656 of equity and $91,000 of letters of credit support provided to the Company from Alon Israel and Alon USA and its affiliates.

The Company is a subsidiary of Alon USA and is operated as a component of the integrated operations of Alon USA and its other subsidiaries. As such, the executive officers of Alon USA, who are employed by another subsidiary of Alon USA, also serve as executive officers of the Company and Alon USA’s other subsidiaries and Alon USA performs general corporate and administrative services and functions for the Company and Alon USA’s other subsidiaries, which include accounting, treasury, cash management, tax, information technology, insurance administration and claims processing, legal, environmental, risk management, audit, payroll and employee benefit processing, and internal audit services and functions. Alon USA allocates the expenses actually incurred by it in performing these services to the Company and to its other subsidiaries based primarily on the amount of time the individuals performing such services devote to the Company’s business and affairs relative to the amount of time they devote to the business and affairs of Alon USA’s other subsidiaries. The Company records the amount of such allocations to its financial statements as selling, general and administrative expenses. For the period from July 1, 2008 (inception) through December 31, 2008, the Company recorded selling, general and administrative expenses of $903 with respect to allocations from Alon USA with respect to such services.

Alon USA currently owns all or the Company’s outstanding voting capital stock. As a result, Alon USA can control the election of the Company’s directors, exercise control or significant influence over the Company’s corporate and management policies and generally determine the outcome of any corporate transaction or other matter submitted to the Company’s stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as Alon USA continues to own a majority of the outstanding shares of the Company’s voting capital stock, Alon USA will continue to be able to effectively control or influence the outcome of such matters.

13.	LONG-TERM DEBT

Long-term debt consisted of the following:

December 31,
2008

Term loan credit facility	$302,000
Revolving credit facility	147,105

Total debt	449,105
Less current portion	(18,400)

Total long-term debt	$430,705

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(a)	Alon Refining Krotz Springs, Inc. Credit Facilities

Term Loan Credit Facility.  On July 3, 2008, the Company entered into a $302,000 Term Loan Agreement (the “Term Loan”) with Credit Suisse, as Administrative and Collateral Agent, and a group of financial institutions. On February 16, 2009, Credit Suisse was replaced as agent by Wells Fargo Bank, N.A. The Term Loan matures in July 2014, with quarterly principal payments of $4,600 beginning on March 31, 2009.

The Term Loan bears a base rate of interest that is based on a margin of 7.50% over LIBOR subject to a LIBOR minimum rate of 3.25%.

The Term Loan is secured by a first lien on substantially all of the assets of the Company, except for cash, accounts receivable and inventory, and a second lien on cash, accounts receivable and inventory. The Term Loan also contains restrictive covenants such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, certain investments and restricted payments. Under the Term Loan, the Company is required to comply with a debt service ratio, a leverage ratio, and a capital expenditure limitation.

The Company may prepay all or a portion of the outstanding loan balance under the Term Loan at any time without prepayment penalty.

The dramatic decrease in crude oil prices beginning in September 2008 presented challenges to the Company debt structure. On April 9, 2009, the Company and ARL entered into an amendment to the Term Loan to adjust the maintenance financial covenants and provide for certain adjustments to the base interest rate along with other matters. As of December 31, 2008, the Company is in compliance with all the maintenance financial covenants contained in the Term Loan, as amended. The Company also currently anticipates that it will be in compliance with these maintenance financial covenants at least over the next 12 month period through December 31, 2009. In connection with this amendment, Alon Energy with the assistance of Alon Israel Oil Company, Ltd., provided the Company with an additional $50,000 consisting of cash and letters of credit to enhance its liquidity.

Revolving Credit Facility.  On July 3, 2008, the Company entered into a Loan and Security Agreement (the “Revolving Credit Facility”) with Bank of America, N.A. as agent. This facility is guaranteed by ARL and is secured by a first lien on cash, accounts receivable, and inventory of the Company and ARL and a second lien on the remaining assets. The Revolving Credit Facility was established as a $400,000 revolving credit facility which can be used both for borrowings and the issuance of letters of credit, subject to a facility limit of the lesser of $400,000 or the amount of the borrowing base under the facility. The Revolving Credit Facility matures on July 3, 2013.

On December 18, 2008, the Company entered into an amendment to the Revolving Credit Facility. This amendment increased the applicable margin, amended certain elements of the borrowing base calculation and the timing of submissions under certain circumstances, and reduced the commitment from $400,000 to $300,000 under certain circumstances as well. Under these circumstances, the facility limit will be the lesser of $300,000 or the amount of the borrowing base.

On April 9, 2009, the Revolving Credit Facility was further amended to include among other things, a reduction to the commitment from $300,000 to $250,000 with the ability to increase the commitment under certain circumstances to $400,000.

At December 31, 2008, the Revolving Credit Facility size was $300,000 and the borrowing base was $238,886.

Borrowings under the Revolving Credit Facility bear interest at a rate based on a margin over LIBOR or a margin over the base rate.

At December 31, 2008, the Revolving Credit Facility had an outstanding loan balance of $147,105 and outstanding letters of credit of $68,273.

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Revolving Credit Facility contains customary restrictive covenants, such as restrictions on liens, mergers, consolidation, sales of assets, capital expenditures, additional indebtedness, investments, hedging and certain restricted payments.

(b)	Maturity of Long-Term Debt

The aggregate scheduled maturities of long-term debt for each of the five years subsequent to December 31, 2008 are as follows: 2009 — $18,400; 2010 — $16,075; 2011 — $13,050; 2012 — $9,975; 2013 — $153,980 and thereafter — $237,625.

(c)	Interest and Financing Expense

Interest and financing expense included the following:

2008

Interest expense	$19,861
Letters of credit and finance charges	2,256
Amortization of debt issuance costs	2,265

Total interest expense	$24,382

14.	EMPLOYEE BENEFIT PLANS

Employees utilized to conduct and support the Company’s refinery operations are included in the various employee benefit plans of Alon USA. These plans include qualified, non-contributory defined benefit retirement plans, defined contribution plans, employee and retiree medical, dental, and life insurance plans, incentive plans (i.e., stock options, restricted stock, and bonuses), and other such benefits. For the purposes of these financial statements, the Company is considered to be participating in multi-employer benefit plans of Alon Energy.

The Company’s portion of Alon USA’s employee benefit plan expenses, excluding costs related to the incentive plans was $526 for the period from July 1, 2008 (inception) through December 31, 2008.

Employee benefit plan expenses incurred by the Company are included in direct operating expenses with the related payroll costs.

15.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Company has long-term lease commitments for land, buildings and equipment. In most cases, the Company expects that in the normal course of business, its leases will be renewed or replaced by other leases. The Company has commitments under long-term operating leases for certain land, buildings and equipment expiring at various dates over the next 15 years. Certain long-term operating leases relating to buildings and land include options to renew for additional periods. At December 31, 2008, minimum lease payments on operating leases were as follows:

Year ending December 31:
2009	$594
2010	594
2011	464
2012	390
2013	360
2014 and thereafter	2,502

Total	$4,904

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Total rental expense was $889 for the period from July 1, 2008 (inception) through December 31, 2008. Contingent rentals and subleases were not significant.

(b)	Other Commitments

In connection with the acquisition of the Company’s refinery (Note 3), the Company and Valero entered into an offtake agreement that provides for Valero to purchase, at market prices, certain specified products and other products as may be mutually agreed upon from time to time. These products include regular and premium unleaded gasoline, ultra low sulfur diesel, jet fuel, light cycle oil, high sulfur diesel, No. 2 blendstock, butane/butylenes, poly C4, normal butane, LPG mix, propane/propylene, high sulfur slurry, low sulfur atmospheric tower bottoms and ammonium thiosulfate. The term of the offtake agreement as it applies to the products produced by the refinery is as follows: (i) five years for light cycle oil and straight run diesel; (ii) one year for regular and premium unleaded gasoline; and (iii) three months for the remaining refined products.

In connection with the acquisition, the Company entered into an earnout agreement with Valero, dated as of July 3, 2008, that provides for up to three annual payments to Valero based on the average market prices for crude oil, regular unleaded gasoline, and ultra low sulfur diesel in the preceding twelve month period compared to minimum thresholds. Each of the earnout payments, if applicable, shall be paid on each of the first three anniversaries of the date of the earnout agreement. Any payments made will be added to the value of the acquisition when the amount is determinable and issuable.

(c)	Environmental

The Company is subject to loss contingencies pursuant to federal, state, and local environmental laws and regulations. These rules regulate the discharge of materials into the environment and may require the Company to incur future obligations to investigate the effects of the release or disposal of certain petroleum, chemical, and mineral substances at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs. These possible obligations relate to sites owned by the Company and are associated with past or present operations. The Company is currently participating in environmental investigations, assessments and cleanups under these regulations at its refinery. The Company may in the future be involved in additional environmental investigations, assessments and cleanups. The magnitude of future costs will depend on factors such as the unknown nature and contamination at many sites, the unknown timing, extent and method of the remedial actions which may be required, and the determination of the Company’s liability in proportion to other responsible parties.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Substantially all amounts accrued are expected to be paid out over the next six years. The level of future expenditures for environmental remediation obligations is impossible to determine with any degree of reliability.

The Company has accrued a non-current liability for environmental remediation obligations of $427 as of December 31, 2008.

(d)	Litigation Matters

The Company is a party to claims and legal proceedings arising in the ordinary course of business. Management believes that there is only a remote likelihood that future costs related to known contingent liabilities related to these legal proceedings would have a material adverse impact on the Company’s results of operations or financial position.

ALON REFINING KROTZ SPRINGS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

16.	SUBSEQUENT EVENT

As discussed in Note 13, the Company amended on April 9, 2009 the Term Loan and the Revolving Credit Facility. In connection with the amendments, the heating oil crack spread hedge put in place in July 2008 has been liquidated resulting in the realization of approximately $185,000 in proceeds, including the release of $50,000 of cash collateral supporting the hedge. Of these proceeds, approximately $135,000 has been applied to reduce the Term Loan and $50,000 was used to reduce borrowings under the Revolving Credit Facility.

ALON REFINING KROTZ SPRINGS, INC.

BALANCE SHEETS
(dollars in thousands, except share data)

	September 30,	December 31,
	2009	2008
	(Unaudited)

ASSETS
Current assets:
Accounts receivable	$20,816	$44,509
Current portion of heating oil crack spread hedge	—	75,405
Inventories	61,806	40,318
Prepaid expenses	184	20,980

Total current assets	82,806	181,212

Property, plant and equipment, net	360,144	335,555
Deposit for hedge related activities for refinery acquisition	—	50,000
Non-current portion of heating oil crack spread hedge	—	41,296
Other assets	31,980	25,840

Total assets	$474,930	$633,903

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$150,407	$59,656
Accrued liabilities	29,874	36,085
Current portion of long-term debt	6,225	18,400

Total current liabilities	186,506	114,141

Other non-current liabilities	10,044	1,267
Long-term debt	162,997	430,705

Total liabilities	359,547	546,113

Stockholders’ equity:
Class A Common stock, par value $0.01, 39,000 shares authorized; 36,219 and 29,325 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	—	—
Class B Common stock, par value $0.01, 1,000 shares authorized; 405 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	—	—
Additional paid-in capital	126,656	101,656
Accumulated other comprehensive loss, net of income tax	(6,278)	(1,831)
Retained deficit	(4,995)	(12,035)

Total stockholders’ equity	115,383	87,790

Total liabilities and stockholders’ equity	$474,930	$633,903

See accompanying condensed notes to the financial statements.

ALON REFINING KROTZ SPRINGS, INC.

STATEMENTS OF OPERATIONS
(unaudited, dollars in thousands)

		Period from
		July 1, 2008
		(Inception)
	For the Nine	Through
	Months Ended	September 30,
	September 30, 2009	2008

Net sales	$990,511	$678,926
Operating costs and expenses:
Cost of sales	866,197	701,434
Direct operating expenses	58,959	21,153
Selling, general and administrative expenses	4,810	438
Depreciation and amortization expenses	14,735	4,870

Total operating costs and expenses	944,701	727,895

Operating income (loss)	45,810	(48,969)
Interest expense	(38,776)	(12,007)
Other income, net	6	247

Income (loss) before income tax benefit	7,040	(60,729)
Income tax benefit	—	—

Net income (loss)	$7,040	$(60,729)

See accompanying condensed notes to the financial statements.

ALON REFINING KROTZ SPRINGS, INC.

STATEMENTS OF CASH FLOWS
(unaudited, dollars in thousands)

		Period from
		July 1, 2008
	For the Nine	(Inception)
	Months Ended	Through
	September 30,	September 30,
	2009	2008

Cash flows from operating activities:
Net income (loss)	$7,040	$(60,729)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expenses	14,735	4,870
Amortization related to debt issuance costs	3,993	1,118
Changes in operating assets and liabilities, net of acquisition effects:
Accounts receivable	23,693	(27,320)
Heating oil crack spread hedge	116,701	—
Inventories	(21,488)	5,805
Prepaid expenses	20,796	(1,592)
Other assets	(563)	—
Accounts payable	90,074	117,730
Accrued liabilities	(19,185)	10,860
Other non-current liabilities	27	—

Net cash provided by operating activities	235,823	50,742

Cash flows from investing activities:
Capital expenditures	(5,192)	(1,286)
Capital expenditures for turnarounds and catalysts	(2,250)	—
Acquisition of refinery	—	(480,170)
Earnout payment related to refinery acquisition	(17,521)	—

Net cash used in investing activities	(24,963)	(481,456)

Cash flows from financing activities:
Deferred debt issuance costs	(5,977)	(27,678)
Revolving credit facility, net	(141,703)	105,000
Additions to long-term debt	—	252,000
Payments on long-term debt	(88,180)	—
Proceeds from parent equity investment	25,000	101,656

Net cash (used in) provided by financing activities	(210,860)	430,978

Net increase in cash and cash equivalents	—	264
Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	$—	$264

Supplemental cash flow information:
Cash paid for interest	$36,469	$1,850

Cash paid for income tax	$—	$—

Non-cash activities:
Financing activity — payments on long-term debt from deposit held to secure heating oil crack spread hedge	$(50,000)	$—

Financing activity — proceeds from borrowings retained by bank as deposit for hedge related activities for refinery acquisition	$—	$50,000

See accompanying condensed notes to the financial statements.

ALON REFINING KROTZ SPRINGS, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS
(dollars in thousands except as noted)

1.	DESCRIPTION AND NATURE OF BUSINESS

Alon Refining Krotz Springs, Inc. (the “Company”), a subsidiary of Alon USA Energy, Inc. (“Alon USA”), owns and operates a high conversion crude oil refinery with a crude oil throughput capacity of approximately 83,100 barrels per day (“bpd”). Placed into service in 1980, the refinery is the second newest complex, grassroots refinery built in the United States. The refinery is strategically located on the Atchafalaya River in central Louisiana at the intersection of two crude oil pipeline systems and has direct access to the Colonial products pipeline system (“Colonial Pipeline”), providing the refinery with diversified access to both locally sourced and foreign crude oils, as well as distribution of the refinery’s products to markets throughout the Southern and Eastern United States and along the Mississippi and Ohio Rivers. The refinery’s residual fluid catalytic cracking unit allows it to produce a high percentage of light products with fewer processing units and lower maintenance costs compared to refineries utilizing conventional fluid catalytic cracking unit technologies. Sweet crude oil typically comprises 100% of the refinery’s crude oil input and the refinery’s liquid product yield is approximately 101.5%. Of the 101.5%, on average 99.3% is light finished products such as gasoline and distillates, including diesel and jet fuel, petrochemical feedstocks and liquefied petroleum gas, and the remaining 2.2% is primarily heavy oils.

2.	BASIS OF PRESENTATION AND CERTAIN SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These unaudited financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, the information included in these financial statements reflects all adjustments, consisting of normal and recurring adjustments, which are necessary for a fair presentation of the financial position and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the operating results that may be obtained for the year ending December 31, 2009.

The balance sheet as of December 31, 2008 has been derived from the audited financial statements as of that date. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2008.

(b)	Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

(c)	Revenue Recognition

Revenues from sales of refined products are earned and realized upon transfer of title to the customer based on the contractual terms of delivery (including payment terms and prices). Title primarily transfers at the refinery when the refined product is loaded into the common carrier pipelines, trucks or railcars (free on board origin). In some situations, title transfers at the customer’s destination (free on board destination).

(d)	New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 (“SFAS No. 168”) (superseded by Accounting Standards Codification (“ASC”) topic 105-10-5). SFAS No. 168 stipulates the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS No. 168

ALON REFINING KROTZ SPRINGS, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS — (Continued)

is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption did not have any effect on the Company’s financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”) (superseded by ASC topic 855-10-5). SFAS No. 165 provides guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. SFAS No. 165 is effective prospectively for interim and annual periods ending after June 15, 2009. There was no effect on the Company’s results of operations or financial position, and the required disclosures are included in Note 13.

The Company applies the provisions of SFAS No. 157, Fair Value Measurements (superseded by ASC topic 820-10), which pertain to certain balance sheet items measured at fair value on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. While SFAS No. 157 may change the method of calculating fair value, it does not require any new fair value measurements.

In June 2008, the FASB ratified its consensus on EITF Issue No. 08-3, Accounting by Lessees for Maintenance Deposits, which applies to the lessee’s accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities and deposits within the scope of the Issue shall be accounted for as deposit assets. The effect of the change shall be recognized as a change in accounting principle as of the beginning of the fiscal year in which the consensus is initially applied for all arrangements existing at the effective date. This Issue is effective for fiscal years beginning after December 15, 2008. The adoption did not have any effect on the Company’s financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities (“SFAS No. 161”) (superseded by ASC topic 815-10-65), which established disclosure requirements for hedging activities. SFAS No. 161 requires that entities disclose the purpose and strategy for using derivative instruments, include discussion regarding the method for accounting for the derivative and the related hedged items under SFAS No. 133 and the derivative and related hedged items’ effect on a company’s financial statements. SFAS No. 161 also requires quantitative disclosures about the fair values of derivative instruments and their gains or losses in tabular format as well as discussion regarding contingent credit-risk features in derivative agreements and counterparty risk. SFAS No. 161 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2008. There was no effect on the Company’s results of operations or financial position, and the required disclosures are included in Note 4.

In February 2008, the FASB issued FASB Staff Position FAS 157-2, Partial Deferral of the Effective Date of Statement 157 (“FSP FAS 157-2”) (superseded by ASC topic 820-10-65). FSP FAS 157-2 delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The adoption did not have any effect on the Company’s financial statements.

3.	REFINERY ACQUISITION

On July 3, 2008, the Company completed the acquisition of all the capital stock of the refining business located in Krotz Springs, Louisiana, from Valero Energy Corporation (“Valero”). The effective date of the acquisition was July 1, 2008. The purchase price was $333,000 in cash plus $141,494 for working capital, including inventories (the “Purchase Price”). There was an adjustment of $841 to the Purchase Price which was recorded in the fourth quarter of 2008 and reflected in the Purchase Price allocation below.

The Company’s parent, Alon Refining Louisiana, Inc. (“ARL”), together with certain affiliates, contributed $101,656 in cash plus $66,000 in letters of credit to support increased borrowing capacity under the $400,000 revolving credit facility. The cash portion of the purchase price and working capital payment, in

ALON REFINING KROTZ SPRINGS, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS — (Continued)

addition to the ARL contribution, were funded in part by borrowings under a $302,000 term loan credit facility and borrowings under a $400,000 revolving credit facility (Note 11).

The Purchase Price has been allocated based on fair values of the assets and liabilities acquired at the date of acquisition. The Purchase Price has been determined as set forth below:

Cash paid	$474,494
Transaction costs	6,517

Total Purchase Price	$481,011

The Purchase Price was allocated as follows:

Current assets	$145,859
Property, plant and equipment	376,702
Current liabilities	(29,309)
Other non-current liabilities	(12,241)

Total Purchase Price	$481,011

In connection with the acquisition, the Company entered into an earnout agreement with Valero, dated as of July 3, 2008, that provided for up to three annual payments to Valero based on the average market prices for crude oil, regular unleaded gasoline, and ultra low-sulfur diesel in each of the three twelve-month periods following the acquisition. In August 2009, the Company amended the earnout agreement with Valero to replace future earnout payments with fixed future payments. As a result, the Company paid Valero approximately $17,521 in August 2009 and has agreed to pay Valero an additional sum of $17,479 in eight installments of approximately $2,188 per quarter commencing in the fourth quarter of 2009 and ending in the third quarter of 2011 for earnout payments in an aggregate amount of $35,000. As a result, $35,000 is reflected as an addition to property, plant and equipment with increases of $8,729 to accrued liabilities and $8,750 to other non-current liabilities on the balance sheet at September 30, 2009 after giving effect to the August payment.

The Company and Valero also entered into an offtake agreement that provides for Valero to purchase at market prices, certain specified products and other products as may be mutually agreed upon from time to time. These products include regular and premium unleaded gasoline, ultra low-sulfur diesel, jet fuel, light cycle oil, high sulfur diesel, No. 2 blendstock, butane/butylene, poly C4, normal butane, liquefied petroleum gas (“LPG”) mix, propane/propylene, high sulfur slurry, low-sulfur atmospheric tower bottoms and ammonium thiosulfate. The term of the offtake agreement as it applies to the products produced by the refinery is as follows: (i) five years for light cycle oil and straight run diesel; (ii) one year for regular and premium unleaded gasoline; and (iii) three months for the remaining refined products (each such term beginning in October 2008).

4.	FAIR VALUE AND DERIVATIVE INSTRUMENTS

(a)	Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, receivables, payables and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The reported amount of long-term debt approximates fair value. The fair value of futures and forwards contracts is determined using level 1 inputs. The fair value of commodity swaps is measured using level 2 inputs, and is determined by either market prices on an active market for similar assets or by prices quoted by a broker or other market corroborated prices.

In accordance with SFAS No. 157 (superseded by ASC topic 820-10), the Company must determine fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, the Company utilizes valuation techniques

ALON REFINING KROTZ SPRINGS, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS — (Continued)

that maximize the use of observable inputs (levels 1 and 2) and minimize the use of unobservable inputs (level 3) within the fair value hierarchy established by SFAS No. 157. The Company generally applies the “market approach” to determine fair value. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the balance sheets at September 30, 2009 and December 31, 2008:

	Quoted Prices in
	Active Markets	Significant
	for Identical	Other	Significant
	Assets or	Observable	Unobservable
	Liabilities	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

As of September 30, 2009
Liabilities:
Commodity contracts (futures and forwards)	$688	$—	$—	$688
Commodity contracts (crude swaps)	—	15,157	—	15,157
As of December 31, 2008
Assets:
Commodity contracts (heating oil swaps)	$—	$116,701	$—	$116,701
Liabilities:
Commodity contracts (futures and forwards)	565	—	—	565
Commodity contracts (crude swaps)	—	25,473	—	25,473

(b)	Derivative Financial Instruments

Commodity Derivatives — Mark to Market

The Company selectively utilizes commodity derivatives to manage its exposure to commodity price fluctuations and uses crude oil and refined product commodity derivative contracts to reduce risk associated with potential price changes on committed obligations. The Company does not speculate using derivative instruments. The Company has elected not to designate the following commodity derivatives as cash flow hedges for financial accounting purposes. Therefore, changes in the fair value of the commodity derivatives are included in income in the period of the change. There is not a significant credit risk on the Company’s derivative instruments which are transacted through counterparties meeting established collateral and credit criteria. Crude oil and refined product forward contracts are used to manage price exposure associated with transactions to supply crude oil to the refinery and to the sale of refined products.

At September 30, 2009, the Company held net forward contracts for sales of 200,015 barrels of refined products at an average price of $70.31 per barrel. These forward contracts were not designated as hedges for accounting purposes. Accordingly, the contracts are recorded at their fair market values and an unrealized loss of $688 has been included in cost of sales in the statement of operations for the nine months ended September 30, 2009.

At September 30, 2009, the Company held futures contracts for 434,000 barrels of crude swaps at an average spread of $74.80 per barrel. These futures contracts were not designated as hedges for accounting purposes. Accordingly, the contracts are recorded at their fair market values.

Commodity Derivatives — Cash Flow Hedges

To designate a derivative as a cash flow hedge, the Company documents at the inception of the hedge the assessment that the derivative will be highly effective in offsetting expected changes in cash flows from the

ALON REFINING KROTZ SPRINGS, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS — (Continued)

item hedged. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the item hedged. If, during the term of the derivative, the hedge is determined to be no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses, based on the effective portion of the derivative at that date, are reclassified to earnings when the underlying transaction occurs.

Contemporaneously with the acquisition of the refinery, the Company entered into futures contracts for the forward purchase of crude oil and the forward sale of distillates of 14,849,750 barrels. These futures contracts were designated as cash flow hedges for accounting purposes. Gains and losses for the futures contracts designated as cash flow hedges reported in accumulated other comprehensive income in the balance sheet are reclassified into cost of sales when the forecasted transactions affect income. In the fourth quarter of 2008, the Company determined during its retrospective assessment of hedge effectiveness that the hedge was no longer highly effective. Cash flow hedge accounting was discontinued in the fourth quarter of 2008 and all changes in value subsequent to the discontinuance were recognized into earnings. In April 2009, the Company completed an unwind of these futures contracts for $139,296.

A gain of $4,447 has been reclassified from accumulated other comprehensive income to earnings for the nine months ended September 30, 2009. All remaining adjustments from accumulated comprehensive income to cost of sales will occur either over the 13 month period beginning October 1, 2009 or earlier if it is determined that the forecasted transactions are not likely to occur. No component of the derivative instruments’ gains or losses was excluded from the assessment of hedge effectiveness.

The table below summarizes our derivative balances by counterparty credit quality (negative amounts represent our net obligations to pay the counterparty).

September 30,
Counterparty Credit Quality(1)	2009

AAA	$—
AA	(15,845)
A	—
Lower than A	—

Total	$(15,845)

(1)	As determined by nationally recognized statistical ratings organizations.

The following table presents the effect of derivative instruments on the statements of financial position.

	As of September 30, 2009
	Asset Derivatives		Liability Derivatives
	Balance Sheet	Fair	Balance Sheet	Fair
	Location	Value	Location	Value

Derivatives not designated as hedging instruments under FAS 133:
Commodity contracts (futures, forwards and swaps)	Accounts receivable	$—	Accrued liabilities	$15,845

Total derivatives not designated as hedging instruments under FAS 133		$—		$15,845

ALON REFINING KROTZ SPRINGS, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS — (Continued)

The following tables present the effect of derivative instruments on the statements of operations and accumulated other comprehensive income (“OCI”).

				Gain (Loss) Reclassified
				from Accumulated OCI into
				Income (Ineffective
		Gain (Loss) Reclassified		Portion and Amount
	Gain (Loss)	from Accumulated OCI into Income		Excluded from
	Recognized in	(Effective Portion)		Effectiveness Testing)
Cash Flow Hedging Relationships	OCI	Location	Amount	Location	Amount

For the Nine Months Ended September 30, 2009
Commodity contracts (heating oil swaps)	$—	Cost of sales	$4,447	$—

Total derivatives	$—		$4,447	$—

	Gain (Loss) Recognized
	in Income
	Location	Amount

Derivatives not designated as hedging instruments under FAS 133:
For the Nine Months Ended September 30, 2009
Commodity contracts (futures & forwards)	Cost of sales	$(3,000)
Commodity contracts (heating oil swaps)	Cost of sales	41,182
Commodity contracts (crude swaps)	Cost of sales	174

Total derivatives		$38,356

5.	INVENTORIES

The Company’s inventories are stated at the lower of cost or market and are comprised primarily of crude oil, refined products and blendstocks. Cost is determined under the last-in, first-out (“LIFO”) method for crude oil, refined products and blendstocks. Materials and supplies are stated at average cost.

Market values of crude oil, refined products and blendstock inventories exceeded LIFO costs by $14,454 and $1,308 at September 30, 2009 and December 31, 2008, respectively.

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	September 30,	December 31,
	2009	2008

Refining facilities	$382,526	$344,047
Less accumulated depreciation	(22,382)	(8,492)

Property, plant and equipment, net	$360,144	$335,555

The useful lives of refining facilities used to determine depreciation expense were 3 — 20 years with an average life of 18 years. The increase in property, plant and equipment was primarily due to the earnout amount recorded in 2009 and discussed in Note 3.

7.	OTHER ASSETS

Other assets consisted primarily of deferred debt issuance costs associated with the acquisition of the Company’s refinery.

ALON REFINING KROTZ SPRINGS, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS — (Continued)

8.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	September 30,	December 31,
	2009	2008

Commodity contracts	$10,794	$26,670
Valero earnout liability	8,729	—
Accrued interest	5,787	6,398
Other	4,564	3,017

Total accrued liabilities	$29,874	$36,085

9.	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	September 30,	December 31,
	2009	2008

Environmental liability	$411	$427
Asset retirement obligation	883	840
Valero earnout liability	8,750	—

Total other non-current liabilities	$10,044	$1,267

10.	RELATED-PARTY TRANSACTIONS

A portion of the purchase price for the acquisition of the Company’s refinery from Valero was provided through an $80,000 equity investment in ARL by Alon Israel Oil Company, Ltd. (“Alon Israel”), the majority stockholder of Alon USA, together with an $21,656 equity investment by Alon USA and its affiliates. Also in connection with the acquisition, Alon Israel, together with Alon USA and its affiliates, arranged for the issuance of $66,000 of standby letters of credit, without recourse to the Company, to support increased borrowing capacity under the Company’s revolving credit facility.

In connection with amendments to the Company’s credit facilities in April 2009, Alon Israel, together with Alon USA and its affiliates, invested an additional $25,000 in the equity of ARL, which was contributed by ARL to the Company, and arranged for the issuance of an additional $25,000 of standby letters of credit without recourse to the Company. These contributions, together with the equity and letters of credit support provided at the time of the acquisition, resulted in $126,656 of equity and $91,000 of letters of credit support provided to the Company from Alon Israel and Alon USA and its affiliates.

The Company is a subsidiary of Alon USA and is operated as a component of the integrated operations of Alon USA and its other subsidiaries. As such, the executive officers of Alon USA, who are employed by another subsidiary of Alon USA, also serve as executive officers of the Company and Alon USA’s other subsidiaries and Alon USA performs general corporate and administrative services and functions for the Company and Alon USA’s other subsidiaries, which include accounting, treasury, cash management, tax, information technology, insurance administration and claims processing, legal, environmental, risk management, audit, payroll and employee benefit processing, and internal audit services and functions. Alon USA allocates the expenses actually incurred by it in performing these services to the Company and to its other subsidiaries based primarily on the amount of time the individuals performing such services devote to the Company’s business and affairs relative to the amount of time they devote to the business and affairs of Alon USA’s other subsidiaries. The Company records the amount of such allocations to its financial statements as selling, general and administrative expenses. For the nine months ended September 30, 2009, the Company recorded selling, general and administrative expenses of $4,810, with respect to allocations from Alon USA for such services.

ALON REFINING KROTZ SPRINGS, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS — (Continued)

In each of May, June, July and August of 2009, the Company entered into separate commodity fixed/floating price swap arrangements, each for terms of less than one month, with a subsidiary of Alon USA with respect to certain of the Company’s transactions for products delivered into the Colonial Pipeline. The effect of such arrangements were to replace market pricing for the products based on the date of the contract for such transaction with pricing based on the average market price for the month of delivery of such products. All pricing terms in such arrangements were based on actual published market prices and such arrangements were based on general market terms and conditions and the provisions of an International Swap Dealers Association (“ISDA”) Master Agreement dated as of May 1, 2009. The Company received payments in the amount of $5,828 for the nine months ended September 30, 2009 upon settlement of the swaps.

Alon USA currently owns all of the Company’s outstanding voting capital stock. As a result, Alon USA can control the election of the Company’s directors, exercise control or significant influence over the Company’s corporate and management policies and generally determine the outcome of any corporate transaction or other matter submitted to the Company’s stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as Alon USA continues to own a majority of the outstanding shares of the Company’s voting capital stock, Alon USA will continue to be able to effectively control or influence the outcome of such matters.

11.	LONG-TERM DEBT

Long-term debt consisted of the following:

	September 30,	December 31,
	2009	2008

Term loan credit facility	$163,820	$302,000
Revolving credit facility	5,402	147,105

Total debt	169,222	449,105
Less current portion	(6,225)	(18,400)

Total long-term debt	$162,997	$430,705

Term Loan Credit Facility.  On July 3, 2008, the Company entered into a $302,000 Term Loan Agreement (the “Term Loan”) with Credit Suisse, as Administrative and Collateral Agent, and a group of financial institutions. On February 16, 2009, Credit Suisse was replaced as agent by Wells Fargo Bank, N.A.

On April 9, 2009, the Company and ARL entered into a first amendment agreement to the Term Loan. As part of the first amendment, the parties agreed to liquidate the heating oil crack spread hedge of which $133,581 of proceeds were used to reduce the Term Loan principal balance. Also as part of the first amendment, less restrictions were placed on the maintenance financial covenants through 2010. At September 30, 2009, the amended Term Loan bore interest at the Eurodollar rate plus a blended average spread of 9.1% per annum and a minimum Eurodollar rate floor of 3.25% per annum.

The scheduled maturity date of the Term Loan was July 2014, with principal payments scheduled to begin on March 31, 2010. At September 30, 2009 and December 31, 2008, the outstanding balance was $163,820 and $302,000, respectively.

The Term Loan was secured by a first lien on substantially all of the assets of the Company, except for cash, accounts receivable and inventory, and a second lien on cash, accounts receivable and inventory. The Term Loan also contained restrictive covenants such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, certain investments and restricted payments. Under the Term Loan, the Company was also required to comply with a debt service ratio, a leverage ratio, and a capital expenditure limitation.

The Term Loan permitted the Company to prepay all or a portion of the outstanding loan balance under the Term Loan at any time without prepayment penalty. In October 2009, the Company made a prepayment of

ALON REFINING KROTZ SPRINGS, INC.

CONDENSED NOTES TO FINANCIAL STATEMENTS — (Continued)

$163,820, representing the then outstanding balance under the Term Loan, with the proceeds received from the issuance of the Company’s senior secured notes (Note 13).

Revolving Credit Facility.  On July 3, 2008, the Company entered into a Loan and Security Agreement (the “Revolving Credit Facility”) with Bank of America, N.A. as agent. This facility is guaranteed by ARL and is secured by a first lien on cash, accounts receivable, and inventory of the Company and ARL and a second lien on the remaining assets. The Revolving Credit Facility was established as a $400,000 revolving credit facility which can be used both for borrowings and the issuance of letters of credit, subject to a facility limit of the lesser of $400,000 or the amount of the borrowing base under the facility. The Revolving Credit Facility terminates on July 3, 2013. The Revolving Credit Facility also contains a feature which will allow for an increase in the facility by $100,000 subject to approval by both parties.

The Company has the ability to increase the facility size to $275,000 upon request by the Company and under certain circumstances up to $400,000.

At September 30, 2009, the Revolving Credit Facility size was $250,000.

Borrowings under the Revolving Credit Facility bear interest at a rate based on a margin over the Eurodollar rate which currently is 4.0%.

At September 30, 2009 and December 31, 2008, the Revolving Credit Facility had an outstanding loan balance of $5,402 and $147,105 and outstanding letters of credit of $148,909 and $68,273, respectively.

The Revolving Credit Facility also contains customary restrictive covenants, such as restrictions on liens, mergers, consolidation, sales of assets, capital expenditures, additional indebtedness, investments, hedging transactions and certain restricted payments.

12.	COMMITMENTS AND CONTINGENCIES

(a)	Environmental

The Company is subject to loss contingencies pursuant to federal, state, and local environmental laws and regulations. These rules regulate the discharge of materials into the environment and may require the Company to incur future obligations to investigate the effects of the release or disposal of certain petroleum, chemical, and mineral substances at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs. These possible obligations relate to sites owned by the Company and are associated with past or present operations. The Company is currently participating in environmental investigations, assessments and cleanups under these regulations at the Company’s refinery. The Company may in the future be involved in additional environmental investigations, assessments and cleanups. The magnitude of future costs will depend on factors such as the unknown nature and contamination at many sites, the unknown timing, extent and method of the remedial actions which may be required, and the determination of the Company’s liability in proportion to other responsible parties.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Substantially all amounts accrued are expected to be paid out over the next six years. The level of future expenditures for environmental remediation obligations is impossible to determine with any degree of reliability.

The Company has accrued a non-current liability for environmental remediation obligations of $411 and $427 as of September 30, 2009 and December 31, 2008, respectively.

(b)	Litigation Matters

The Company is a party to claims and legal proceedings arising in the ordinary course of business. Management believes that there is only a remote likelihood that future costs related to known contingent

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CONDENSED NOTES TO FINANCIAL STATEMENTS — (Continued)

liabilities related to these legal proceedings would have a material adverse impact on the Company’s results of operations or financial position.

13.	SUBSEQUENT EVENT

Senior Secured Note Offering

In October 2009, the Company issued $216,500 aggregate principal amount of 13 1/2% senior secured notes due 2014 in an offering exempt from the registration requirements under the Securities Act.

The Company received gross proceeds of $205,365 from the sale of the senior secured notes (before fees and expenses related to the offering). In connection with the closing, the Company prepaid in full all outstanding obligations under the Term Loan. The remaining proceeds from the offering are being used for general corporate purposes.

The terms of the senior secured notes are governed by an indenture, dated as of October 22, 2009, by and between the Company and Wilmington Trust FSB, as trustee (the “Indenture”). Interest is payable semi-annually in arrears on April 15 and October 15, commencing on April 15, 2010. The obligations under the Indenture are secured by a first priority lien on the Company’s property, plant and equipment and a second priority lien on the Company’s cash, accounts receivable and inventory.

With the issuance of the senior secured notes in October 2009 and the subsequent full prepayment of the Term Loan, a write-off of unamortized debt issuance costs of $20,482 will be recorded in the fourth quarter of 2009.

Independent Auditors’ Report

To the Board of Directors of Alon USA Energy, Inc.:

We have audited the accompanying balance sheets of the Krotz Springs Refining Business as of June 30, 2008, December 31, 2007, and December 31, 2006, and the related statements of operations, changes in net parent investment, and cash flows for the six months ended June 30, 2008 and each of the years in the two-year period ended December 31, 2007. These financial statements are the responsibility of the management of the Krotz Springs Refining Business. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Krotz Springs Refining Business’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Krotz Springs Refining Business as of June 30, 2008, December 31, 2007, and December 31, 2006, and the results of its operations and its cash flows for the six months ended June 30, 2008 and each of the years in the two-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/  KPMG LLP

San Antonio, Texas
September 23, 2009

KROTZ SPRINGS REFINING BUSINESS

BALANCE SHEETS
(dollars in thousands)

	June 30,	December 31,
	2008	2007	2006

ASSETS
Current assets:
Cash	$—	$13	$11
Accounts receivable	274	70	517
Inventories	16,445	48,751	43,171
Deferred income taxes	55,883	34,209	17,936
Prepaid expenses	139	—	25

Total current assets	72,741	83,043	61,660

Property, plant and equipment, at cost	188,220	181,319	173,967
Accumulated depreciation	(42,314)	(38,474)	(32,345)

Property, plant and equipment, net	145,906	142,845	141,622

Deferred charges and other assets, net	4,072	3,264	4,170

Total assets	$222,719	$229,152	$207,452

LIABILITIES AND NET PARENT INVESTMENT
Current liabilities:
Accounts payable	$7,842	$9,214	$7,431
Accrued expenses	942	1,130	1,133
Taxes other than income taxes	1,731	352	185
Income taxes payable	2,340	3,056	4,345

Total current liabilities	12,855	13,752	13,094

Deferred income taxes	29,469	28,649	24,306

Other long-term liabilities	429	231	442

Commitments and contingencies
Net parent investment	179,966	186,520	169,610

Total liabilities and net parent investment	$222,719	$229,152	$207,452

See accompanying notes to the financial statements.

KROTZ SPRINGS REFINING BUSINESS

STATEMENTS OF OPERATIONS
(dollars in thousands)

	Six Months Ended
	June 30,	Year Ended December 31,
	2008	2007	2006

Operating revenues	$1,539,629	$2,293,486	$2,450,200

Costs and expenses:
Cost of sales	1,543,665	2,143,920	2,245,070
Operating expenses	43,721	84,388	72,754
General and administrative expenses	1,909	4,632	4,921
Depreciation and amortization expense	4,841	9,677	8,259

Total costs and expenses	1,594,136	2,242,617	2,331,004

Operating income (loss)	(54,507)	50,869	119,196
Other income, net	2	1	34

Income (loss) before income tax expense	(54,505)	50,870	119,230
Income tax expense (benefit)	(19,680)	17,276	43,510

Net income (loss)	$(34,825)	$33,594	$75,720

See accompanying notes to the financial statements.

KROTZ SPRINGS REFINING BUSINESS

STATEMENTS OF CHANGES IN NET PARENT INVESTMENT
(dollars in thousands)

Balance as of January 1, 2006	$129,733
Net income	75,720
Net cash repayments to parent	(35,843)

Balance as of December 31, 2006	169,610
Net income	33,594
Net cash repayments to parent	(16,684)

Balance as of December 31, 2007	186,520
Net loss	(34,825)
Net cash advances from parent	28,271

Balance as of June 30, 2008	$179,966

See accompanying notes to the financial statements.

KROTZ SPRINGS REFINING BUSINESS

STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Six Months Ended	Year Ended
	June 30,	December 31,
	2008	2007	2006

Cash flows from operating activities:
Net income (loss)	$(34,825)	$33,594	$75,720
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	4,841	9,677	8,259
Deferred income tax expense (benefit)	(20,854)	(11,930)	2,375
Changes in current assets and current liabilities	30,432	(4,452)	(9,056)
Changes in deferred charges and other, net	198	(211)	426

Net cash provided by (used in) operating activities	(20,208)	26,678	77,724

Cash flows from investing activities:
Capital expenditures	(6,495)	(9,001)	(38,106)
Deferred turnaround and catalyst costs	(1,858)	(995)	(3,773)
Other investing activities, net	277	4	3

Net cash used in investing activities	(8,076)	(9,992)	(41,876)

Cash flows from financing activities:
Net cash advances from (repayments to) parent	28,271	(16,684)	(35,843)

Net cash provided by (used in) financing activities	28,271	(16,684)	(35,843)

Net increase (decrease) in cash	(13)	2	5
Cash at beginning of period	13	11	6

Cash at end of period	$—	$13	$11

See accompanying notes to the financial statements.

KROTZ SPRINGS REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS

1.	BUSINESS DESCRIPTION

The Krotz Springs Refining Business (the Business) includes the operations of the Krotz Springs Refinery and related assets. The Krotz Springs Refinery, which is located between Baton Rouge and Lafayette, Louisiana on the Atchafalaya River, has a total throughput capacity, including crude oil and other feedstocks, of approximately 85,000 barrels per day. The refinery’s main processing facilities include a crude unit, a fluid catalytic cracking unit, a catalytic reformer unit, a polymerization unit, and an isomerization unit. The refinery processes primarily light sweet crude oils. Almost all of its production is light products, including regular and premium gasoline and diesel and other distillates. Crude oil is supplied to the refinery by either pipeline or barge. The refinery’s location provides access to upriver markets on the Mississippi River, and its docking facilities along the Atchafalaya River are sufficiently deep to allow barge access. The refinery also uses the Colonial pipeline to transport products to markets in the southeastern and northeastern United States.

The Krotz Springs Refinery was acquired by Valero Energy Corporation (Valero) through its acquisition of Basis Petroleum, Inc., a wholly owned subsidiary of Salomon Inc, in May 1997. The Krotz Springs Refinery was owned by Valero Energy Corporation (Valero) from May 1997 until July 1, 2008, the effective date of its sale as discussed further in Note 12 below. References to Valero or Parent herein may refer to Valero Energy Corporation or one or more of its direct or indirect subsidiaries that are not included in the financial statements of the Business, as the context requires.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with applicable United States generally accepted accounting principles (GAAP). The financial statements reflect Valero’s historical cost basis in the Business.

The financial statements include allocations and estimates of general and administrative costs of Valero that are attributable to the operations of the Business. During the periods reflected in these financial statements, the Business sold its refined products to and purchased its crude oil and other feedstocks from affiliates of Valero. Sales of refined products from the Business to Valero were recorded at intercompany transfer prices, which were market prices adjusted by quality, location, and other differentials on the date of the sale, and purchases of feedstock by the Business from Valero were recorded at the cost paid to third parties by Valero. Management believes that the assumptions, estimates, and allocations used to prepare these financial statements are reasonable. However, the amounts reflected in these financial statements may not necessarily be indicative of the revenues, costs, and expenses that would have resulted if the Business had been operated as a separate entity.

The Business’ results of operations may be affected by seasonal factors, such as the demand for petroleum products, which vary during the year, or industry factors that may be specific to a particular period, such as industry supply capacity and refinery turnarounds. In addition, the Business’ results of operations were dependent on Valero’s feedstock acquisition and refined product marketing activities.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Inventories

Inventories represent inventories located at the refinery, and consist of refinery feedstocks purchased for processing, refined products, and materials and supplies. Inventories are carried at the lower of cost or market. The cost of refinery feedstocks purchased for processing and refined products are determined under the last-in,

KROTZ SPRINGS REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

first-out (LIFO) method using the dollar-value LIFO method, with any increments valued based on average purchase prices during the year. The cost of materials and supplies is determined under the weighted-average cost method.

Effective January 1, 2006, the Business adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and requires that those items be recognized as current-period charges. Statement No. 151 also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The adoption of Statement No. 151 did not affect the Business’ financial position or results of operations.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Additions to property, plant and equipment, including capitalized interest and certain costs allocable to construction and property purchases, are recorded at cost.

The costs of minor property units (or components of property units), net of salvage value, retired or abandoned are charged or credited to accumulated depreciation under the composite method of depreciation. Gains or losses on sales or other dispositions of major units of property are recorded in income and are reported in “depreciation and amortization expense” in the statements of operations.

Depreciation of property, plant and equipment is recorded on a straight-line basis over the estimated useful lives of the related facilities primarily using the composite method of depreciation. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the related asset.

Deferred Charges and Other Assets

Deferred charges and other assets consist of the following:

•	refinery turnaround costs, which are incurred in connection with planned major maintenance activities at the Krotz Springs Refinery and which are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs, and

•	fixed-bed catalyst costs, representing the cost of catalyst that is changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function, which are deferred when incurred and amortized on a straight-line basis over the estimated useful life of the specific catalyst.

Impairment and Disposal of Long-Lived Assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized in an amount by which its carrying amount exceeds its fair value, with fair value determined based on discounted estimated net cash flows. The Business believes that the carrying amounts of its long-lived assets as of June 30, 2008 and December 31, 2007 and 2006 are recoverable.

Taxes Other than Income Taxes

Taxes other than income taxes include primarily liabilities for use, franchise, and payroll taxes.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred amounts are measured using enacted tax rates expected to apply to taxable income in the year those temporary

KROTZ SPRINGS REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

differences are expected to be recovered or settled. The Business pays the Parent the amount of its current federal tax liability as determined under a tax-sharing arrangement with the Parent; the accrual and payment of the current federal tax liability is recorded in net parent investment in the financial statements in the year incurred. The current state tax liability of the Business is reflected in “income taxes payable” in the balance sheets with payment to the government reflected in the year subsequent to the incurrence of the expense.

Historically, the Business’ results of operations were included in the consolidated federal income tax return filed by Valero and were included in state income tax returns of subsidiaries of Valero. The income tax provision in the statements of operations represents the current and deferred income taxes that would have resulted if the Business were a stand-alone taxable entity filing its own income tax returns. Accordingly, the calculations of the current and deferred income tax provision necessarily require certain assumptions, allocations, and estimates that management believes are reasonable to reflect the tax reporting for the Business as a stand-alone taxpayer.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. If a tax position is more likely than not to be sustained upon examination, then an enterprise would be required to recognize in its financial statements the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The adoption of FIN 48 effective January 1, 2007 did not have any effect on the Business’ financial position or results of operations.

The Business has elected to classify any interest expense and penalties related to the underpayment of income taxes in “income tax expense” in the statements of operations.

Asset Retirement Obligation

The Business has asset retirement obligations with respect to certain of its refinery assets due to various legal obligations to clean and/or dispose of various component parts at the time they are retired. However, these component parts can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is the Business’ practice and current intent to maintain its refinery assets and continue making improvements to those assets based on technological advances. As a result, management believes that its refinery assets have an indeterminate life for purposes of estimating asset retirement obligations because dates or ranges of dates upon which such refinery assets would be retired cannot be reasonably estimated at this time. When a date or range of dates can be reasonably estimated for the retirement of any component part of the refinery, an estimate of the cost of performing the retirement activities will be determined and a liability will be recorded for the fair value of that cost using established present value techniques.

Environmental Matters

Liabilities for future remediation costs are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Other than for assessments, the timing and magnitude of these accruals generally are based on the completion of investigations or other studies or a commitment to a formal plan of action. Environmental liabilities are based on best estimates of probable undiscounted future costs over a 20-year time period using currently available technology and applying current regulations, as well as the Business’ own internal environmental policies. Amounts recorded for environmental liabilities are not reduced by possible recoveries from third parties. “Other long-term liabilities” reflected in the balance sheets represents environmental liabilities of the Business as of June 30, 2008 and December 31, 2007 and 2006.

KROTZ SPRINGS REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

Net Parent Investment

The net parent investment represents a net balance reflecting the Parent’s initial investment in the Business and subsequent adjustments resulting from the operations of the Business and various transactions between the Business and Valero. The balance is the result of the Business’ participation in the Parent’s centralized cash management program under which all of the Business’ cash receipts are remitted to and all cash disbursements are funded by the Parent. Other transactions affecting the net parent investment include general and administrative expenses incurred by Valero and allocated to the Business. There are no terms of settlement or interest charges associated with the net parent investment balance.

Comprehensive Income

The Business has reported no comprehensive income due to the absence of items of other comprehensive income in the periods presented.

Revenue Recognition

Revenues are recorded by the Business upon delivery of the refined products to its customers, which is the point at which title to the products is transferred, and when payment has either been received or collection is reasonably assured. For the six months ended June 30, 2008 and the years ended December 31, 2007 and 2006, all of the refined products produced by the Business were sold to Valero.

Cost of Sales

Cost of sales includes the cost of feedstock acquired for processing by the Business, including transportation costs to deliver the feedstock to the refinery.

Operating Expenses

Operating expenses consist primarily of labor costs of refinery personnel, maintenance, fuel and power costs, and catalyst. Such expenses are recognized as incurred.

Stock-Based Compensation

As discussed below in Note 10, employees of the Business participated in various employee benefit plans of the Parent, including certain stock-based compensation plans. Effective January 1, 2006, Valero adopted FASB Statement No. 123 (revised 2004), “Share-Based Payment” (Statement No. 123R), which requires the expensing of the fair value of stock options. The impact on the Business of the adoption of Statement No. 123R depends on the levels of share-based incentive awards granted to employees of the Business. The stock option expense recognized by the Business subsequent to the adoption of Statement No. 123R is reflected in Note 10.

Segment Disclosures

The Business operates in only one segment, the refining segment of the oil and gas industry.

Financial Instruments

The Business’ financial instruments include cash, receivables, and payables. The estimated fair values of these financial instruments approximate their carrying amounts as reflected in the balance sheets.

New Accounting Pronouncements

FASB Statement No. 157

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures, but does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions of Statement No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective

KROTZ SPRINGS REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

application is required. FASB Staff Position No. FAS 157-2 (FSP 157-2), issued in February 2008, delayed the effective date of Statement No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. The Business adopted Statement No. 157 effective January 1, 2008, with the exceptions allowed under FSP 157-2, the adoption of which did not affect its financial position or results of operations. The exceptions apply to the following: nonfinancial assets and nonfinancial liabilities measured at fair value in a business combination; impaired property, plant and equipment; goodwill; and the initial recognition of the fair value of asset retirement obligations and restructuring costs. The Business did not expect any significant impact to its financial statements upon the implementation of Statement No. 157 for these assets and liabilities.

FASB Statement No. 159

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.” Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Statement No. 159 is effective for fiscal years beginning after November 15, 2007. The Business has not elected to apply the provisions of Statement No. 159 to any of its financial instruments; therefore, the adoption of Statement No. 159 effective January 1, 2008 has not affected its financial position or results of operations.

3.	INVENTORIES

Inventories consisted of the following (in thousands):

	June 30,	December 31,
	2008	2007	2006

Refinery feedstocks	$7,205	$14,711	$11,526
Refined products and blendstocks	7,185	31,959	29,765
Materials and supplies	2,055	2,081	1,880

Inventories	$16,445	$48,751	$43,171

Refinery feedstock and refined product and blendstock inventory volumes totaled 1.2 million barrels, 1.4 million barrels, and 1.4 million barrels as of June 30, 2008, December 31, 2007, and December 31, 2006, respectively. LIFO reserves increased $57.8 million during the six months ended June 30, 2008 and $43.5 million and $1.9 million during the twelve months ended December 31, 2007 and 2006, respectively, with a resulting charge to cost of sales. There were no substantial liquidations of LIFO inventory layers for the six months ended June 30, 2008 and the years ended December 31, 2007 and 2006.

As of June 30, 2008, and December 31, 2007, and December 31, 2006, the replacement cost (market value) of LIFO inventories exceeded their LIFO carrying amounts by approximately $160.5 million, $111.6 million, and $50.1 million, respectively.

KROTZ SPRINGS REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment consisted of the following (in thousands):

		June 30,	December 31,
	Estimated Useful Lives	2008	2007	2006

Land		$3,102	$3,102	$3,102
Crude oil processing facilities	25 years	143,638	143,165	142,585
Buildings	39 — 44 years	9,428	7,567	7,553
Precious metals		2,828	3,062	3,313
Other	1 — 39 years	13,183	12,615	13,454
Construction in progress		16,041	11,808	3,960

Property, plant and equipment, at cost		188,220	181,319	173,967
Accumulated depreciation		(42,314)	(38,474)	(32,345)

Property, plant and equipment, net		$145,906	$142,845	$141,622

5.	DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets consisted of the following (in thousands):

	June 30,	December 31,
	2008	2007	2006

Deferred refinery turnaround costs, net of accumulated amortization	$3,637	$2,792	$3,569
Deferred catalyst costs, net of accumulated amortization	435	472	601

Deferred charges and other assets, net	$4,072	$3,264	$4,170

6.	ACCRUED EXPENSES

Accrued expenses consisted of the following (in thousands):

	June 30,	December 31,
	2008	2007	2006

Employee wage and benefit costs	$914	$714	$794
Other	28	416	339

Accrued expenses	$942	$1,130	$1,133

KROTZ SPRINGS REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.	STATEMENTS OF CASH FLOWS

In order to determine net cash provided by operating activities, net income is adjusted by, among other things, changes in current assets and current liabilities as follows (in thousands):

	Six Months Ended
	June 30,	Year Ended December 31,
	2008	2007	2006

Decrease (increase) in current assets:
Accounts receivable	$(204)	$447	$116
Inventories	32,306	(5,580)	340
Prepaid expenses	(139)	25	21
Increase (decrease) in current liabilities:
Accounts payable	(2,006)	1,781	(3,630)
Accrued expenses	(188)	(3)	230
Taxes other than income taxes	1,379	167	(90)
Income taxes payable	(716)	(1,289)	(6,043)

Changes in current assets and current liabilities	$30,432	$(4,452)	$(9,056)

The above changes in current assets and current liabilities differ from changes between amounts reflected in the applicable balance sheets for the respective periods since the amounts shown above exclude changes in cash and deferred income taxes, and previously accrued capital investments are reflected in investing activities in the statements of cash flows.

Cash flows related to interest and income taxes were as follows (in thousands):

	Six Months Ended
	June 30,	Year Ended December 31,
	2008	2007	2006

Income taxes paid, net of tax refunds received	$1,174	$30,495	$47,178
Interest paid (net of amount capitalized)	—	—	—

8.	INCOME TAXES

The amounts presented below relate only to the Business and were calculated as if the Business filed separate federal and state income tax returns. The Business had no unrecognized tax benefits as of June 30, 2008, December 31, 2007, and December 31, 2006.

KROTZ SPRINGS REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

Components of income tax expense (benefit) were as follows (in thousands):

	Six Months Ended
	June 30,	Year Ended December 31,
	2008	2007	2006

Current:
Federal	$—	$26,150	$36,790
State	1,174	3,056	4,345

Total current	1,174	29,206	41,135

Deferred:
Federal	(18,745)	(10,677)	2,268
State	(2,109)	(1,253)	107

Total deferred	(20,854)	(11,930)	2,375

Income tax expense (benefit)	$(19,680)	$17,276	$43,510

The following is a reconciliation of total income tax expense to income taxes computed by applying the statutory federal income tax rate (35% for all periods presented) to income (loss) before income tax expense (benefit) (in thousands):

	Six Months Ended
	June 30,	Year Ended December 31,
	2008	2007	2006

Federal income tax expense (benefit) at the U.S. statutory rate	$(19,077)	$17,805	$41,730
U.S. state income tax expense (benefit), net of U.S. federal income tax effect	(608)	1,172	2,894
U.S. manufacturing deduction	—	(1,706)	(1,118)
Other, net	5	5	4

Income tax expense (benefit)	$(19,680)	$17,276	$43,510

The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows (in thousands):

	June 30,	December 31,
	2008	2007	2006

Deferred income tax assets:
Inventories	$55,883	$34,209	$17,936
Other	892	207	518

Total deferred income tax assets	56,775	34,416	18,454

Deferred income tax liabilities:
Property, plant and equipment	(26,635)	(25,395)	(21,119)
Turnarounds	(1,394)	(1,047)	(1,342)
Other	(2,332)	(2,414)	(2,363)

Total deferred income tax liabilities	(30,361)	(28,856)	(24,824)

Net deferred income tax assets (liabilities)	$26,414	$5,560	$(6,370)

KROTZ SPRINGS REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

9.	RELATED-PARTY TRANSACTIONS

During the periods reflected in these financial statements, related-party transactions of the Business included operating revenues received by the Business from its sales of refined products to Valero, the purchase of feedstocks by the Business from Valero, and the allocation of insurance and security costs and certain general and administrative costs from Valero to the Business. Sales of refined products from the Business to Valero were recorded at intercompany transfer prices, which were market prices adjusted by quality, location, and other differentials on the date of the sale. Purchases of feedstock by the Business from Valero were recorded at the cost paid to third parties by Valero. General and administrative costs were charged by Valero to the Business based on management’s determination of such costs attributable to the operations of the Business. However, such related-party transactions cannot be presumed to have been carried out on an arm’s length basis as the requisite conditions of competitive, free-market dealings may not have existed. For purposes of these financial statements, payables and receivables related to transactions between the Business and Valero are included as a component of the net parent investment.

During the periods reflected in these financial statements, the Business participated in the Parent’s centralized cash management program under which cash receipts and cash disbursements were processed through the Parent’s cash accounts with a corresponding credit or charge to an intercompany account. This intercompany account is included in the net parent investment balance.

As discussed above, during the first six months of 2008 and for the years ended December 31, 2007 and 2006, Valero provided the Business with certain general and administrative services, including the centralized corporate functions of legal, accounting, treasury, environmental, engineering, information technology, and human resources. For these services, Valero charged the Business a portion of its total general and administrative expenses incurred in the United States, with this allocation based on investments in property, operating revenues, and payroll expenses. The general and administrative expenses in the statements of operations represent the amount of such costs allocated to the Business for the periods presented. Management believes that the amount of general and administrative expenses allocated to the Business is a reasonable approximation of the costs related to the Business.

The following table summarizes the related-party transactions of the Business (in thousands):

	Six Months Ended
	June 30,	Year Ended December 31,
	2008	2007	2006

Revenues	$1,539,629	$2,293,486	$2,450,200
Cost of sales	1,540,412	2,142,286	2,243,862
Operating expenses	693	1,504	1,617
General and administrative expenses	1,909	4,632	4,921

10.	EMPLOYEE BENEFIT PLANS

Employees who work for the Business were included in the various employee benefit plans of the Parent. These plans included qualified, non-contributory defined benefit retirement plans, defined contribution plans, employee and retiree medical, dental, and life insurance plans, incentive plans (i.e., stock options, restricted stock, and bonuses), and other such benefits. For the purposes of these financial statements, the Business was considered to be participating in multi-employer benefit plans of the Parent.

The Business’ allocated share of the Parent’s employee benefit plan expenses, excluding costs related to the incentive plans (which are disclosed separately below), was $3.2 million for the first six months of 2008 and $6.7 million and $8.0 million for the years ended December 31, 2007 and 2006, respectively. For the incentive plans, the Business was charged with the bonus, stock option, and restricted stock expense directly

KROTZ SPRINGS REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

attributable to its employees. The bonus, stock option, and restricted stock expenses charged to the Business for each period were as set out below (in thousands):

	Six Months Ended
	June 30,	Year Ended December 31,
	2008	2007	2006

Bonus	$829	$2,488	$1,939
Stock options	243	556	696
Restricted stock	136	251	181

Employee benefit plan expenses incurred by the Business are included in operating expenses with the related payroll costs.

11.	COMMITMENTS AND CONTINGENCIES

Leases

The Business has long-term operating lease commitments for office equipment, transportation equipment, and various facilities used in the transportation, production, and sale of refinery feedstocks and refined products. In most cases, the Business expects that in the normal course of business, its leases will be renewed or replaced by other leases.

As of June 30, 2008, future minimum rentals for operating leases having initial or remaining noncancelable lease terms in excess of one year were as reflected in the following table (in thousands):

2008	$1,012
2009	1,910
2010	1,884
2011	1,867
2012	1,800
2013	1,800
Remainder	5,707

Total minimum rental payments	$15,980

Rental expense for all operating leases was $1.6 million for the first six months of 2008 and $3.5 million and $3.5 million for the years ended December 31, 2007 and 2006, respectively.

Other Commitments

An affiliate of Valero has an obligation under an arrangement with a pipeline company to transport certain crude oil to the Business. This obligation, which expires March 2013, includes a minimum volume requirement and is based on prices approved by regulatory authorities. The estimated future purchase obligation related to this arrangement as of June 30, 2008 was $18.0 million. This purchase obligation is not reflected in the balance sheets of the Business.

Litigation Matters

The Business is a party to claims and legal proceedings arising in the ordinary course of business. Management believes that there is only a remote likelihood that future costs related to known contingent liabilities related to these legal proceedings would have a material adverse impact on the Business’ results of operations or financial position.

12.	SUBSEQUENT EVENT

Effective July 1, 2008, Valero sold the Business to Alon Refining Krotz Springs, Inc. (Alon), a subsidiary of Alon USA Energy, Inc., for $333 million, plus approximately $135 million from the sale of working capital

KROTZ SPRINGS REFINING BUSINESS

NOTES TO FINANCIAL STATEMENTS — (Continued)

to Alon primarily related to the sale of certain of the hydrocarbons inventory associated with the Business’ operations. In addition to the cash consideration, the sales agreement also provided for contingent consideration in the form of a three-year earn-out agreement based on certain product margins. In August 2009, the earn-out agreement was amended to replace contingent payments based on certain product margins with a fixed payment of $35 million due from Alon, of which $17.5 million was paid in August 2009 and the remainder is payable in eight quarterly payments of approximately $2.2 million per quarter.

In connection with the sale, Valero entered into the following agreements with Alon:

•	an agreement to supply crude oil and other feedstocks to the Krotz Springs Refinery through September 30, 2008, unless terminated earlier by Alon;

•	an offtake agreement under which Valero will (i) purchase all refined products from the Krotz Springs Refinery for three months after the effective date of the sale, (ii) purchase certain products for an additional one to five years after the expiration of the initial three-month period of the agreement, and (iii) provide certain refined products to Alon that are not produced at the Krotz Springs Refinery for an initial term of 15 months and thereafter until terminated by either party; and

•	a transition services agreement under which Valero agreed to provide certain accounting and administrative services to Alon, with the services terminating no later than July 31, 2009.

Alon Refining Krotz Springs, Inc.

Prospectus dated January 13, 2010